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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MARCH, 2009

Commission File Number 1-13334

REED ELSEVIER PLC
(Translation of registrant's name into English)

1-3 STRAND, LONDON, WC2N 5JR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

Date 13 March 2009

By [signature]
(Signature) *
L DIXON
DEPUTY SECRETARY

* Print the name and title under the signature of the signing officer.

SEC 1815(04-07)

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Reed Elsevier

Annual Reports and Financial Statements 2008

ScienceDirect

Total Litigator

LexisNexis®

ISC365

Accurint®

XpertHR
Online HR Intelligence

CONSULT

NON SOLUS
ELSEVIER

Reed Business Information

Reed Exhibitions

refine your research
SCOPUS™

ICIS

Information solutions for professionals

Our strengths

We hold leadership positions in large global markets sustained by the increasing demand for professional information

We deliver authoritative content of the highest quality through market leading brands, enabling our professional customers to find the essential data, analysis and commentary to support their decisions

Our content and solutions are increasingly embedded in our customers' workflows making them more effective and Reed Elsevier a more valued partner

We generate a large part of our revenues from subscription and other recurring revenue streams

Our focus on operational efficiency allows us to deliver good operating margin while funding investment in new products

The quality of our profits is underpinned by strong cash flow generation

We recruit and cultivate the best talent to serve our customers and manage our business with enterprise, professionalism and exceptional commitment

Our strategy

Deliver authoritative content through leading brands

Deliver high quality, essential content to our professional customers. We invest in new sources of content to widen and differentiate our product offering, expanding into new segments and geographic regions

Drive online solutions

Leverage our leadership brands and authoritative proprietary content to deliver innovative, solutions-oriented products that become embedded in customer workflows and enable Reed Elsevier to become an increasingly valued partner

Improve cost efficiency

Leverage the scale, skill sets, technology, resources and collective experience of our businesses to improve cost efficiency

Reshape and strengthen portfolio

Allocate capital and resources through a combination of internal investment and selective acquisitions to pursue opportunities that accelerate our strategic and business progress

midem
The world's music community

NewScientist

illumin8

Our business

Reed Elsevier is a world leading provider of professional information and online workflow solutions in the Science, Medical, Legal, Risk Information and Analytics, and Business sectors.

Based in over 200 locations worldwide, we create authoritative content delivered through market leading brands, enabling our customers to find the essential data, analysis and commentary to support their decisions.

Our content and solutions are increasingly embedded in the workflows of our customers making them more effective and Reed Elsevier a more valued partner.


ELSEVIER

→ www.elsevier.com
→ For a detailed operating review turn to page 14
→ For a detailed description of the business turn to page 33

Elsevier is a leading provider of scientific, technical and medical information and solutions. The Science & Technology division is the world's largest global academic journal publisher, producing over 200,000 new research articles in some 1,100 journals every year, with ScienceDirect, its flagship electronic product, accessed by over 11 million users. The Health Sciences division publishes over 700 journals and 2,000 books and clinical reference works annually and offers an extensive portfolio of online tools in education, practitioner reference and point of care.


LexisNexis

→ www.lexisnexis.com
→ For a detailed operating review turn to page 16
→ For a detailed description of the business turn to page 35

LexisNexis is a leading provider of legal, tax, regulatory, risk information and analytics, and business information solutions to professional, corporate and government customers worldwide. LexisNexis provides authoritative content through trusted market leading brands which, enabled by technology, offers online information solutions increasingly integrated within the customer workflow. In risk information and analytics, LexisNexis assists customers in managing risk through identity verification, insurance risk evaluation, employment screening and fraud prevention.


Reed Exhibitions

→ www.reedexpo.com
→ For a detailed operating review turn to page 18
→ For a detailed description of the business turn to page 37

Reed Exhibitions is the world's leading organiser of trade exhibitions. Through strongly branded, highly targeted events, Reed Exhibitions provides the forum for exhibitors and attendees to do business, develop contacts and gain industry insights. Every year there are over 470 events in 37 countries, bringing together over seven million active event participants worldwide. With over 2,700 employees in 38 offices around the globe, Reed Exhibitions serves 44 industries worldwide.


Reed Business Information

→ www.reedbusinessinformation.com
→ For a detailed operating review turn to page 20
→ For a detailed description of the business turn to page 39

Reed Business Information is a leading global provider of information and marketing solutions to decision makers and professionals. Its portfolio of market leading brands makes it the preferred communication partner across a range of markets from agriculture to technology. Reed Business Information publishes over 400 business-to-business magazines, directories and newsletters; it provides access to over 200 online communities and produces an increasing number of job sites, lead generation, data and other online services.

Contents









FTSE4Good



Overview
Operating and financial review
Our business
Governance
Financial statements and other information

Financial highlights

Reed Elsevier combined businesses – continuing operations

For the year ended 31 December	2008 £m	2007 £m	% change	% change at constant currencies
Reported figures				
Revenue	**5,334**	4,584	+16%	+7%
Operating profit	**901**	888	+1%	-6%
Profit before tax	**617**	812	-24%	-30%
Net borrowings	**5,726**	492		

For the year ended 31 December	2008 £m	2007 £m	% change	% change at constant currencies
Adjusted figures				
Operating profit	**1,379**	1,137	+21%	+12%
Profit before tax	**1,205**	998	+21%	+11%
Operating cash flow	**1,407**	1,108	+27%	+17%
Operating margin	**25.9%**	24.8%		
Operating cash flow conversion	**102%**	97%		

The results of the Harcourt Education division, sold in separate transactions in 2007 and January 2008, are presented as discontinued operations and are excluded from revenue, operating profit, profit before tax, operating margin and operating cash flow. The results of Reed Business Information (RBI) are included within continuing operations. The Reed Elsevier combined financial statements are presented in pounds sterling on pages 84 to 126. The primary combined financial statements and selected notes are presented in euros on pages 127 to 141. The Reed Elsevier combined financial statements presented in euros are available on the Reed Elsevier website, www.reedelsevier.com.

Parent companies – total operations

Reed Elsevier PLC	2008	2007	% change	% change at constant currencies
Reported earnings per share	**22.1p**	49.7p	-56%	
Adjusted earnings per share	**44.6p**	35.9p	+24%	+15%
Ordinary dividend per share	**20.3p**	18.1p	+12%	

Reed Elsevier NV	2008	2007	% change	% change at constant currencies
Reported earnings per share	**€0.44**	€1.10	-60%	
Adjusted earnings per share	**€0.87**	€0.80	+9%	+15%
Ordinary dividend per share	**€0.404**	€0.425	-5%	

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the "Reed Elsevier combined businesses"). The results of Reed Elsevier PLC reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC's 5.8% interest in Reed Elsevier NV.

Adjusted figures are presented as additional performance measures and are stated before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss from disposals and other non operating items are excluded from the adjusted figures. Reconciliations between the reported and adjusted figures are provided in the notes to the combined financial statements. Adjustments made to reported operating profit from continuing operations are amortisation of acquired intangible assets and goodwill impairment of £290m (2007: £221m), exceptional restructuring and acquisition related costs of £179m (2007: £20m) and reclassifications of tax in joint ventures of £9m (2007: £8m).

The percentage change at constant currencies refers to the movements at constant exchange rates, using 2007 full year average and hedge rates.

Financial highlights continued

→ Revenue up 7% and adjusted operating profit up 12%, at constant currencies

→ Underlying revenue growth of 4% (6% excluding Reed Business Information), driven by growing demand for online information and workflow solutions

→ Online information and workflow solutions now account for over 50% of revenue

→ Adjusted operating margin up 1.1% from good revenue growth, ongoing cost initiatives and restructuring programme

→ Adjusted earnings per share up 15% at constant currencies; at reported rates up 24% for Reed Elsevier PLC and up 9% for Reed Elsevier NV; reported growth impacted by strength of US dollar and euro

→ 102% of adjusted operating profit converted into cash

→ Return on capital increased to 12.1%, fifth consecutive year of improvement

Revenue (£m) with growth at constant currencies (%)


3,944
+4%
4,265
+8%
4,509
+7%
4,584
+6%
5,334
+7%
04
05
06
07
08

Adjusted operating profit (£m) with growth at constant currencies (%)


909
+5%
981
+10%
1,081
+14%
1,137
+11%
1,379
+12%
04
05
06
07
08

Adjusted EPS: Reed Elsevier PLC (pence) with growth at constant currencies (%)


28.7
+8%
31.5
+11%
33.6
+11%
35.9
+12%
44.6
+15%
04
05
06
07
08

Adjusted EPS: Reed Elsevier NV (€) with growth at constant currencies (%)


0.64
+8%
0.70
+11%
0.76
+11%
0.80
+12%
0.87
+15%
04
05
06
07
08

Chairman's statement

Jan Hommen
Chairman



2008 has been a successful year for Reed Elsevier with significant strategic and financial progress.

Strategic and financial progress
On strategy, our focus has been on the reshaping and strengthening of the portfolio, on streamlining the cost base and on product innovation. With the sale of Harcourt Education completed early in the year and the acquisition of ChoicePoint in September, Reed Elsevier has become a sharper, more cohesive and synergistic business. We were clearly disappointed not to be able to sell Reed Business Information due to the difficult credit market and economic conditions, and our priority now is to manage RBI through the economic downturn whilst developing its online franchises further to be better positioned for a more favourable market environment. The major restructuring programme we announced at the start of 2008 is progressing on plan, and is delivering cost savings and support for margin development. Across the portfolio, we have continued to invest in new and enhanced online product offerings to make our customers more productive and Reed Elsevier a more valued partner.

In financial performance, our focus has been on margin development and capital discipline. Good revenue growth, tight cost control and our restructuring programmes have delivered meaningful underlying margin improvement; our cash generation was strong; and our return on capital at record levels. Adjusted earnings per share growth of 15% at constant currencies was the highest rate of growth in the last ten years.

Following the return to shareholders of the net proceeds of the Harcourt Education sale and the acquisition of ChoicePoint, we increased our debt beyond more usual levels for Reed Elsevier. However, with the refinancing programme well advanced and our substantial free cash flow, we are in a strong financial position.

Chief Executive Officer's report

Sir Crispin Davis
Chief Executive Officer



I am pleased to report on a very successful year for Reed Elsevier with major progress in developing the business, and the strongest constant currency adjusted earnings per share growth in a decade. Good revenue growth was seen across most of the business driven by the growing demand for online information and workflow solutions.

I am pleased to report on a very successful year for Reed Elsevier with major progress in developing the business, and the strongest constant currency adjusted earnings per share growth in a decade.
Good revenue growth was seen across most of the business driven by the growing demand for online information and workflow solutions. This, together with a strong focus on restructuring and cost management delivered meaningful margin improvement. Operating cash generation was excellent. Whilst the economic environment has become progressively more challenging, our business is more resilient than most and we are in a strong financial position.

Underpinning Reed Elsevier's progress in recent years has been a consistent focus on three strategic priorities: driving online workflow solutions with our professional customer base; reshaping the portfolio into a faster growing, more cohesive whole; and improving cost efficiency and stronger margin growth.

Driving workflow solutions
As our customers increasingly conduct their business online, this gives Reed Elsevier significant opportunities to leverage technology to provide information driven solutions and embed our online products into their workflows. This enhances customer productivity and effectiveness. In 2008, over 50% of Reed Elsevier's revenues (ie £2.7 billion/€3.4 billion) were online and these revenues grew at +14% at constant currencies.

The year saw further demonstrable progress across the business from continued investment in online product development, both from the launch of a wide range of new, innovative products, and from customers responding positively to the benefits of these products.

Online revenue ($bn)


2.8
3.3
3.6
4.3
5.0
04
05
06
07
08

Chairman's statement continued

Outlook

Going into 2009, the economic environment is more challenging than it has been for a long time. Although the professional markets we serve are more resilient than most, they are not immune and business-to-business markets are more significantly affected. Our strategy, however, is clear and the business well positioned, with investment continuing in our online product and restructuring plans already demonstrating results. We should therefore see positive earnings growth at constant currencies in 2009, even if not at the growth levels seen in recent years. The longer term prospects for Reed Elsevier continue to be promising and we are well placed as markets recover.

Board changes

Crispin Davis will hand over the reins to Ian Smith towards the end of March. Crispin has been CEO for the last nine years which have seen significant change in the publishing industry and the transformation of Reed Elsevier. Today Reed Elsevier is one of the leading digital, professional information companies in the world, and is a market leader in most of its markets, with a strong online presence and well defined strategy going forward. Crispin leaves an impressive record on which to build, and I would like to thank him for his exceptional contribution.

Ian Smith joined Reed Elsevier as CEO-designate in January. Ian is spending his time getting to know Reed Elsevier's businesses, employees and customers before he takes over from Crispin in March. So far the handover has been smooth and well planned. We have every reason to believe that Ian will provide strong leadership to the business.

I will step down as Chairman and from the Boards following the Annual General Meetings in April 2009. It will not be possible for me to combine the Chairmanship with the CEO position of ING Group which I take up in April.

Looking back

During my tenure as Chairman, next to my normal duties, I have especially focused on helping management with a number of important areas: management development, capital management, innovation management, portfolio management and making processes and systems more common and standardised. I must compliment the management and the people of Reed Elsevier with the progress they have made in these areas.

I would like to thank my Board colleagues and all those I have worked with over the last four years; it has been a privilege to work with such dedicated and talented people. Although the economic environment is currently the most challenging many of us have ever encountered, it will pass and Reed Elsevier is firmly positioned for long term success for its customers, its employees and its shareholders.

Jan Hommen
Chairman

Chief Executive Officer's report continued

In Elsevier, subscription renewals reached record levels whilst other online solutions for the scientific and healthcare communities grew rapidly. Online legal information solutions have continued to expand, and there is growing demand for information analytics in the risk market. In legal research we see significant opportunities for more intuitive and interoperable offerings to enhance customer productivity and are stepping up our investment to reflect this.

Reed Business Information's successful organic development over the past few years of innovative products and significant online franchises is now delivering over £330 million/€420 million of revenues.

Reshaping the portfolio

The year has also seen a major reshaping of our business with completion of the sale of the remaining Harcourt Education businesses and the acquisition of ChoicePoint. ChoicePoint transforms our position in the risk information and analytics sector and the strategic and financial benefits are very attractive. The business has performed well with the insurance data and services business, which accounts for the substantial majority of ChoicePoint's operating profits, delivering 10% year-on-year organic revenue growth. The integration with our existing risk business is progressing well and we are confident of achieving our savings targets.

We were disappointed not to be able to sell Reed Business Information, but the macro-economic environment and poor credit market conditions made it too difficult to structure a transaction on acceptable terms. Whilst the short term outlook for RBI is very challenging, RBI is a high quality business, with a strong management team. It remains our intention to divest RBI in the medium term when conditions are more favourable.

Improving cost efficiency

The $290 million restructuring programme announced in February 2008 is progressing well and is expected to deliver a 2½ year cash payback, with the targeted 2008 cost savings of $30 million delivered and the targeted $200 million annual savings by 2011 on track. The scope of the programme has now been expanded both to include the RBI business and to add further restructuring and consolidation opportunities which have been identified, reflecting the good progress made and the more challenging economic environment. The additional savings identified represent a 2½ year payback on a further $220 million of restructuring costs, and give additional targeted annual savings of $150 million by 2011; the bulk of this represents the inclusion of RBI in the programme.

Financial performance

2008 saw a strong financial performance. Revenues from continuing operations were up 7%, adjusted operating profits up 12% and adjusted earnings per share up 15%, all at constant currencies, with good performances seen across almost all the businesses.

Elsevier had a successful year driven by new publishing and continued expansion of our online information and workflow solutions as well as increasing cost efficiency. The year saw good underlying revenue growth, significant underlying margin improvement, and further major progress in the development of the business.

LexisNexis had a good year despite more challenging markets with continued growth in online information solutions in the US large law firm market and internationally, and good growth in risk information and analytics markets. Good revenue growth and the cost actions taken to improve efficiency delivered significant underlying margin improvement.

Adjusted operating margin (%)


23.0
23.0
24.0
24.8
25.9
04
05
06
07
08

Return on capital employed (%)


9.4
10.2
11.0
11.9
12.1
04
05
06
07
08

Chief Executive Officer's report continued

Reed Exhibitions had an exceptional year with successful major shows and the net cycling in of biennial exhibitions, and demonstrated that, in an increasingly online world, "face to face" exhibitions continue to deliver significant value for exhibitors and visitors alike.

Reed Business Information held up well despite difficult economic conditions throughout most of the year. This was, however, not enough to counter the recent impact on advertising markets of the downturn in global economic conditions.

The quality of the operating profits is underpinned by strong cash flow, with 102% of adjusted operating profits converting into cash. Free cash flow before restructuring, acquisition spend and dividends was £999 million/€1,259 million. The return on average capital employed for the continuing businesses increased further to 12.1% post tax, the fifth successive year of rising returns.

Earnings per share and dividends

At reported exchange rates, adjusted earnings per share were up 24% for Reed Elsevier PLC to 44.6p and 9% for Reed Elsevier NV to €0.87. The higher growth in sterling than the 15% at constant currencies reflects sterling weakness against the prior year and the lower growth in euros reflects the strengthening of the euro.

Reported earnings per share were down 56% to 22.1p and 60% to €0.44 for Reed Elsevier PLC and Reed Elsevier NV respectively, principally reflecting that 2007 reported earnings included the gain on sale of Harcourt Education businesses and prior year tax credits.

The Boards are recommending an increase in the equalised final dividends for Reed Elsevier PLC of 10% and a decrease for Reed Elsevier NV of 7%, to give total dividends for the year up 12% and down 5% for Reed Elsevier PLC and Reed Elsevier NV respectively. The difference in growth rates in the equalised dividends reflects the significant strengthening of the euro against sterling since the prior year.

Additionally, in January 2008, we returned to shareholders an aggregate £2.0 billion/€2.7 billion from the net proceeds of the Harcourt Education sale via a special distribution of 82.0p per share for Reed Elsevier PLC and €1.767 for Reed Elsevier NV.

Strong financial position

Following the return to shareholders of £2.0 billion/€2.7 billion of net proceeds from the Harcourt Education sale and the £2.1 billion/€2.7 billion acquisition of ChoicePoint, Reed Elsevier remains in a strong financial position with excellent cash generation. In January 2009 we issued $1.6 billion of term debt as part of our planned refinancing of the ChoicePoint acquisition facility and Reed Elsevier's term debt maturities are well spaced over the next few years. In February we extended our revolving credit facilities beyond the 2010 maturity. Over the next 12-18 months our focus is on repayment of debt and to restore Reed Elsevier's credit ratios to more usual levels.


150
years
GRAY'S
Anatomy

Gray's Anatomy →

In September 2008, Elsevier celebrated the 150th anniversary of the original publication of *Gray's Anatomy: The Anatomical Basis of Clinical Practice*, publishing the 40th edition of this world-renowned anatomical reference. With more than 2,000 images in full colour, users of *Gray's Anatomy* have unparalleled views of every anatomical detail of the human body.

Chief Executive Officer's report continued

Outlook

In the short term, 2009 is clearly going to be a more difficult year with most of the world's largest economies currently in recession. The key professional markets served by Elsevier and LexisNexis (which account for about 80% of Reed Elsevier's adjusted operating profits), while not immune to the impact of the economic downturn, are more resilient than most and these businesses benefit from a strong subscription base and the growing demand for online solutions. In our business-to-business markets (accounting for about 20% of Reed Elsevier's adjusted operating profits) the demand for advertising and marketing services has been much more affected by the tougher economic environment. We therefore expect to show a profit decline this year in these businesses, including the effect on our Exhibitions business of the net cycling out of biennial shows.

Overall, with the cost actions we are taking, while continuing to invest in new and upgraded products, Reed Elsevier should see positive adjusted earnings per share growth at constant currencies in 2009.

In the longer term, I believe Reed Elsevier is well placed to develop and grow strongly. We have leadership positions in large, global growth markets, strong and well established brand franchises, are seeing increasing success from the focus on online products, and financially Reed Elsevier is in a strong position. These are fundamental strengths that, together with the actions we are taking outlined above, will stand Reed Elsevier in good stead for the future.

In March, Ian Smith will succeed me as Chief Executive Officer. Ian joined us at the beginning of the year and has spent most of his time with our businesses and meeting customers. He will make a meaningful impact in the development and success of Reed Elsevier and I wish him well for the future.

It has been a privilege to lead Reed Elsevier for the last nine and a half years. It is a great business, what we do is important to the communities we serve and to society, and our people are remarkably committed and talented. They do an outstanding job, caring greatly about what they do and the customers we serve, and I want to take this opportunity to thank them all.

Sir Crispin Davis
Chief Executive Officer

Full reports online →

The Reed Elsevier Annual Reports and Financial Statements 2008 are now available to view online.

www.reedelsevier.com/annualreport08


Reed Elsevier

Our strategy

Our strategy is directed at the delivery of authoritative content and innovative solutions that are increasingly embedded in our customers' workflows, making them more effective and Reed Elsevier a more valued partner

Deliver authoritative content through leading brands

We deliver high quality essential content to our professional customers

We deliver authoritative content of the highest quality through market leading brands. In our publications and services our professional customers find the essential data, analysis and commentary to support their decisions. Editorial investment and selective acquisitions are generating new sources of content to widen and differentiate the product offering to customers, and to allow expansion into new segments and geographic regions. As online information sources increase, our trusted leadership brands play an ever more vital role.

Drive online solutions

We are leveraging our leadership brands and authoritative proprietary content to deliver innovative solutions that become embedded in customers' workflows and enable Reed Elsevier to become an increasingly valued partner

Over the last 10 years our digital revenues have built to £2.7 billion/€3.4 billion, more than 50% of total revenue. Authoritative information delivered through highly functional online services and associated workflow solutions is making our customers more effective professionally and making Reed Elsevier a more valued partner. As our customers in our core science, medical, legal, risk and business-to-business markets rapidly migrate online, there are opportunities to leverage our leadership brands and proprietary content. Digital technology enables us to move up the value chain with our customers by providing a range of innovative solution products that become embedded in their workflows. Further online development is playing a major part in our strategy going forward.

Improve cost efficiency

We are leveraging the scale, skill sets, technology, resources and collective experience of our businesses to improve cost efficiency

Digital growth and an increasingly synergistic portfolio provide opportunities to further leverage scale and commonalities across the business, sharing skill sets, resources and collective experience. Opportunities identified across our businesses in organisational consolidation, the supply chain, technology and infrastructure are on track to deliver $200 million of annual cost savings by 2011 through the restructuring programme announced in February 2008. This programme has since been expanded and, together with the addition of a major restructuring programme in Reed Business Information, we are targeting a further $150 million of annual savings by 2011. Our focus on operational efficiency is aimed at delivering good operating margins while funding ongoing investment in new products and markets.

Our strategy
continued

Reshape and strengthen portfolio

We allocate capital and resources through a combination of internal investment and selective acquisitions to pursue opportunities that accelerate our strategic and business progress

We have been implementing an important reshaping of the business, with the strategic goal of moving more assets away from slower growth, cyclical advertising/print based sectors, and more towards faster growth, less cyclical online based sectors. In addition to significant internal development, we have spent £3.6 billion/€4.8 billion on acquisitions and completed disposals with a value of £2.4 billion/€3.4 billion over the past five years to meet this strategic goal. We have developed and acquired strong brands and proprietary content, customer workflow solutions and leading technologies, and expanded into attractive adjacent markets, most notably in risk management, legal solutions, health, e-business, and exhibitions in emerging markets.

In 2007 and early 2008 we completed the sale of the Harcourt Education business and in September 2008 we completed the acquisition of ChoicePoint which transforms our position in the attractive risk information and analytics sector. The planned divestment of Reed Business Information announced in February 2008 was put on hold given the poor credit markets and macroeconomic environment; it however remains the intention to divest RBI in the medium term when market conditions are more favourable.

Financial strategy

Our business and financial strategy is directed at building revenue momentum, good margin improvement, high cash generation, adjusted earnings per share growth and growing returns on capital

We are well positioned in markets with attractive long term growth prospects sustained by the continuing demand for professional information. We have a clear investment led growth strategy focused on building revenue momentum across all our businesses. This, together with improvements in cost efficiency and organisational effectiveness, will flow through to operating profitability and cash flow.

We manage the capital structure to support our objective of maximising long term shareholder value through ready access to the debt and capital markets, cost effective borrowing and flexibility to fund business and acquisition opportunities whilst maintaining appropriate leverage to optimise the cost of capital. Over the longer term we target credit metrics consistent with a solid investment grade credit rating, including net debt to adjusted EBITDA in the range of 2x to 3x.

Our use of cash over the longer term reflects these objectives through a progressive dividend policy, selective acquisitions and from time to time, to maintain an appropriate capital structure, share repurchases. Our current focus is on the repayment of debt out of cash flow to restore Reed Elsevier's credit ratios to more usual levels following the ChoicePoint acquisition.

Our incentive programmes are designed in support of these strategies and in creating shareholder value.

Operating and financial review

Operating and financial review

Revenue by division


1
2
3
4

1 Elsevier 32%
2 LexisNexis 36%
3 Reed Exhibitions 13%
4 Reed Business Information 19%

Adjusted operating profit by division


1
2
3
4

1 Elsevier 41%
2 LexisNexis 37%
3 Reed Exhibitions 13%
4 Reed Business Information 9%

Divisional summary

	2008 £m	2007 £m	% change	% change at constant currencies
Continuing operations				
Revenue				
Elsevier	1,700	1,507	+13%	+4%
LexisNexis	1,940	1,594	+22%	+13%
Reed Exhibitions	707	577	+23%	+9%
Reed Business Information	987	906	+9%	+1%
Total	5,334	4,584	+16%	+7%
Adjusted operating profit				
Elsevier	568	477	+19%	+11%
LexisNexis	513	406	+26%	+18%
Reed Exhibitions	183	139	+32%	+14%
Reed Business Information	126	121	+4%	-4%
Unallocated items	(11)	(6)		
Total	1,379	1,137	+21%	+12%
Discontinued operations				
Revenue	12	752		
Adjusted operating profit	–	121		

Adjusted figures and constant currency growth rates are used by Reed Elsevier as additional performance measures. Adjusted operating profit is stated before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs principally relate to the major restructuring programme announced in February 2008 and to Reed Business Information (RBI). Constant currency growth rates are based on 2007 full year average and hedge exchange rates.

Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, excluding acquisitions and disposals. The reported operating profit figures are set out in note 1 to the combined financial statements and reconciled to the adjusted figures in note 11.

Discontinued operations relate to the Harcourt Education division, sold in separate transactions in 2007 and January 2008.

Forward looking statements → The Reed Elsevier Annual Reports and Financial Statements 2008 contain forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results, and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic and business conditions in Reed Elsevier's markets; exchange rate fluctuations; demand for our products and services; competitive factors in the industries in which we operate; legislative, fiscal and regulatory developments; changes in law and legal interpretations affecting Reed Elsevier's intellectual property rights and internet communications; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV including with the US Securities and Exchange Commission.



	2008 £m	2007 £m	% change	% change at constant currencies
Revenue				
Science & Technology	**848**	774	+10%	+2%
Health Sciences	**852**	733	+16%	+6%
Total	**1,700**	1,507	+13%	+4%
Adjusted operating profit	**568**	477	+19%	+11%
Adjusted operating margin	**33.4%**	31.7%	+1.7pts	+2.2pts

Elsevier has had a successful year driven by new publishing and continued expansion of our online information and workflow solutions as well as increasing cost efficiency. The year saw good underlying revenue growth, significant margin improvement, and further major progress in the development of the business.

Revenues were up 5% at constant currencies and adjusted operating profits up 10% before acquisitions and disposals. Underlying margin improvement was 160 basis points, driven by the good revenue growth and tight cost management.

Including the effect of acquisitions and disposals, most notably the sale in 2007 of the MDL software business, revenues were 4% higher at constant currencies and adjusted operating profits up 11%. The overall adjusted operating margin was up 170 basis points at reported exchange rates to 33.4%.

The Science & Technology business saw underlying revenue growth of 6%. *ScienceDirect* and journal subscription renewals were at a record 98%. *ScienceDirect* saw a continued widening of distribution in small academic and emerging markets, and usage again increased by over 20% measured by article downloads. Good growth in online databases, including the *Scopus* scientific abstract and indexing database, and electronic book sales also contributed to the strong revenue growth. Taking the MDL disposal into account, revenues were up 2% at constant currencies.

The Health Sciences business saw underlying revenue growth of 4%, held back by the continued weakness in pharma promotion markets. The Clinical Solutions business performed well with new publishing and strong demand for online workflow solutions that combine content with predictive analytical algorithms. The Nursing and Health Professionals segment also saw strong growth with its successful publishing programme and online resources. In the pharma market, advertising and other promotional revenues declined 5% reflecting fewer drug launches and a contraction of marketing budgets. Excluding pharma, Health Sciences' underlying revenues were up 6%.

During the year Elsevier continued to invest in developing the solutions product pipeline focusing on content integration and interoperability to deliver contextualised answers instead of documents. A good example of this continuous innovation is *Illumin8*, an online workflow solution designed to help corporate researchers answer complex research and development questions with greater speed and efficiency. In Health, *Mosby's Nursing Skills* had a successful rollout; CPMRC, the provider of nursing care plans acquired in December 2007, was integrated within the clinical decision support business; and MEDai acquired in January 2008 was combined with the payer solutions business to provide data and analytics on healthcare outcomes.

Significant progress was made during the year in improving cost efficiency through restructuring of operations and leveraging shared service functions. Journal and book production operations have increasingly been outsourced in recent years and 2008 saw a step up in production activities in Elsevier's offshore facilities in India. The year also saw significant outsourcing of software engineering and financial transaction processing. These ongoing programmes together with the increasing consolidation across Reed Elsevier of technology operations, procurement and real estate management are keeping costs under tight control.

For 2009, subscription renewals are mostly completed and are encouraging. We expect continued growth in scientific research and in demand for our online solutions that make researchers more productive, although increasing pressure on academic budgets is likely to affect discretionary purchases. The health professions continue to grow and our products are integral to their training, continuing education and practice. We expect however to see continued weakness in pharma promotion markets and lower growth in Asian markets particularly in imported US medical books given the strengthening of the US dollar. Whilst 2009 may not be quite as buoyant as 2008, we expect satisfactory revenue development and further underlying margin improvement driven by our cost efficiency programme.


www.elsevier.com

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	2008 £m	2007 £m	% change	% change at constant currencies
Revenue				
United States	**1,395**	1,113	+25%	+16%
International	**545**	481	+13%	+6%
Total	**1,940**	1,594	+22%	+13%
Adjusted operating profit	**513**	406	+26%	+18%
Adjusted operating margin	**26.4%**	25.5%	+0.9pts	+1.1pts

LexisNexis has had a good year despite more challenging markets, with continued growth in online information solutions in the US large law firm market and internationally, and good growth in risk information and analytics markets. Good revenue growth and the cost actions taken to improve efficiency delivered significant margin improvement.

Revenues were up 5% at constant currencies and adjusted operating profits up 10% before acquisitions and disposals. Underlying margin improvement was 130 basis points, driven by the good revenue growth and tight cost management.

Including the ChoicePoint business acquired in September 2008 and after other acquisitions and disposals, revenues were 13% higher at constant currencies and adjusted operating profits up 18%. The overall adjusted operating margin was up 95 basis points at reported exchange rates to 26.4%.

LexisNexis US saw underlying revenue growth of 4%. In US legal markets, good growth in online information solutions in the large law firm market was tempered by slower growth in smaller law firms and marginal declines in corporate and government markets reflecting an increasingly challenging economic environment. The risk information and analytics group saw 8% underlying growth, ie before taking into account the ChoicePoint business, driven by the collections sector, government and growing demand from the insurance, healthcare and energy sectors, whilst revenues from the financial services sector were flat. Including acquisitions and disposals, revenues were up 16% at constant currencies.

ChoicePoint, acquired in September 2008, saw strong proforma 2008 underlying revenue growth of 10% in the insurance business, which contributes over 85% of ChoicePoint's adjusted operating profits. The insurance business, which helps insurance carriers evaluate underwriting risk, was driven by increased transaction activity, reflecting insurance policy churn in the auto and property insurance markets, and by the increasing adoption by carriers of more powerful analytics in the underwriting process. The remaining ChoicePoint businesses saw revenues 6% lower reflecting the effect of the weaker economic environment on demand for pre-employment screening and for identity verification products from the mortgage and financial services sector. The integration of ChoicePoint and the LexisNexis risk information and analytics group is progressing well, led by one management team drawn from both businesses headquartered in Atlanta, and is firmly on track to deliver the targeted annual cost savings of $150 million by the third year of ownership. Overall, the ChoicePoint acquisition is on track to hit our returns targets.

The LexisNexis International business saw good underlying revenue growth of 5%, driven by new publishing and the growing penetration of online information services across its markets. Good growth was seen in UK legal markets, France and elsewhere in Europe, and in South Africa, although the growth rate was behind the previous year's reflecting the tougher economic environment. Electronic products now account for 46% of International revenues and the business has continued to expand its workflow solutions through organic development and selective acquisition. In April, the Latin American business was sold as it did not offer sufficiently attractive strategic and financial returns. Taking acquisitions and disposals into account, revenues were up 6% at constant currencies.

During the year, LexisNexis has continued to invest significantly in developing and enhancing its workflow solutions, adding content and functionality and improving usability. A particular focus has been in practice management, litigation services and in client development which has seen the acceleration of Martindale-Hubbell's evolution from a legal directory business to a web marketing services provider for law firms and online legal market place for consumers. A new investment programme now underway is aimed at transforming the productivity of US legal research with modernised technology and advanced algorithms and functionality to provide much more powerful contextual solutions for customers and at greater speed. Combined with this is a major upgrade in back office infrastructure and customer service and support platforms to provide an integrated and superior customer experience across our US legal research, client development and solutions products.

LexisNexis saw significant further improvement in adjusted operating margin through organisational consolidation and restructuring. The US Legal business and the Corporate and Public Markets business other than Risk were combined into one organisation early in the year and the US operations consolidated with significant streamlining of management and operational activities. In addition to cost savings, this realignment positions the organisation better to support the development and marketing of Total Solutions. Outsourcing of non-core activities has also accelerated with the outsourcing of systems engineering and


C.L.U.E., a service developed by ChoicePoint and acquired by LexisNexis in September 2008, has changed the dynamics of the US property and casualty insurance industry over the past two decades. The nation's most comprehensive personal loss history database is a vital tool for pricing insurance policies. Automobile and property insurers use C.L.U.E. to assess risk and to mitigate fraud.
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maintenance, data fabrication, software development engineering and other activities. These ongoing programmes together with consolidation within Reed Elsevier of technology operations, procurement and real estate management, are keeping costs under firm control and releasing funds for investment.

Looking ahead to 2009, legal and risk markets are more resilient than most but by no means immune from the deterioration in economic conditions. Law firm activity and corporate and government budgets are increasingly under pressure and this will reduce underlying revenue growth. LexisNexis has however a strong subscriber base, continuous releases of new publishing and workflow solutions to enhance customer productivity, a growing Risk business, and the benefit of a full year's contribution of ChoicePoint growth and synergies. The Risk business should see continued strong growth in the insurance business and collections sector and increasing demand from government. The gearing effects of lower underlying revenue growth and increased investment on adjusted operating margin should be offset by the benefits of the restructuring and other actions to improve cost efficiency and the growing profitability of the ChoicePoint business.



www.lexisnexis.com


Reed Exhibitions

	2008 £m	2007 £m	% change	% change at constant currencies
Revenue	**707**	577	+23%	+9%
Adjusted operating profit	**183**	139	+32%	+14%
Adjusted operating margin	**25.9%**	24.1%	+1.8pts	+1.1pts

Reed Exhibitions had an exceptional year with successful major shows and the net cycling in of biennial exhibitions, demonstrating that, in an increasingly online world, "face to face" exhibitions continue to deliver significant value for exhibitors and visitors alike.

Revenues were up 11% at constant currencies and adjusted operating profits up 20% before acquisitions and disposals. The strong growth was driven by good performances by annual shows and new events, together with the cycling in of non-annual shows. Excluding cycling effects, underlying revenue growth was 5%. The adjusted operating margin showed underlying improvement of 180 basis points reflecting the good revenue growth, tight cost control and the effect of the significant net cycling in at the show contribution level.

Reported revenues and adjusted operating profits were up 9% and 14% respectively at constant rates including acquisitions and disposals, most notably the sale of the defence sector shows. Overall adjusted operating margin was up 180 basis points at 25.9%.

Good growth was seen across most of the show portfolio with particular successes at the *ISC West* security show and *National Hardware* in the US; the *Interclima Interconfort* heating/cooling systems show and the *Equip'Hotel* catering show in Paris, and the *Pollutec Lyon* environment event; the *Aluminium* show in Germany; the *Mipim* international property show and *Mipcom* in Cannes; and the *London International Book Fair* and *World Travel Market* in London. The severe downturn in the Spanish residential property sector did however significantly reduce the size of the *SIMA* residential property show in Madrid. In Japan, *M-Tech* and other shows performed strongly. The biennial shows cycling in contributed 6% to underlying revenue growth; the most significant show cycling in was the *Mostra Convegno Expocomfort* show in Milan and cycling out was the *Batimat* construction show in Paris.

During the year Reed Exhibitions launched 24 new shows including the very successful *Photovoltaic Power Generation* event in Tokyo, and acquired nine others, expanding its footprint in the Middle East, Russia, India and China. The sale of the defence shows was completed in May 2008. This will further exaggerate the year-on-year impact of show cycling in 2009 and beyond with no 'odd' year *DSEi* show to help balance the 'even' year benefit of *Mostra Convegno* and other biennial shows.

Reed Exhibitions' strong performance in 2008 is in part reflective of the more resilient and late cycle nature of the exhibitions business, in comparison to other marketing channels. Exhibitors book hall space well in advance and in a downturn demand tends to concentrate on leading events. The second half saw continued good growth overall in annual shows and in cycling events, although some shows were cancelled and the outlook has become progressively tougher across geographies and most industries. Taking into account the budget pressures on exhibitors and visiting delegates, as well as the net cycling out of biennial shows and the sale of the defence shows, the 2009 outlook is for revenue decline and lower adjusted operating margin against an exceptional year in 2008. Whilst it is too early to judge the economic outlook and demand beyond, 2010 will see the cycling back in of major biennial shows with a positive boost to revenues and margin.



www.reedexpo.com

When Reed Exhibitions launched the Pollutec exhibition in Lyon in 1986, its main focus was on pollution control products. Two decades on and the show's profile is much broader. Today, Pollutec is one of the world's leading sustainable technology trade shows, covering every aspect of sustainability as well as waste management and pollution prevention. An extensive conference programme and high quality online resources support the core offering.


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	2008 £m	2007 £m	% change	% change at constant currencies
Revenue				
RBI UK	**306**	294	+4%	+3%
RBI US	**288**	278	+4%	-5%
RBI NL	**202**	181	+12%	-4%
RBI International	**191**	153	+25%	+9%
Total	**987**	906	+9%	+1%
Adjusted operating profit	**126**	121	+4%	-4%
Adjusted operating margin	**12.8%**	13.4%	-0.6pts	-0.6pts

On 21 February 2008 Reed Elsevier announced a plan to divest Reed Business Information (RBI) which was accordingly then classified as a discontinued operation in the 2008 interim results. On 10 December 2008 Reed Elsevier announced the termination of discussions to sell RBI as it was judged not possible to structure a transaction on acceptable terms at that time and RBI has therefore been presented as a continuing operation in the combined financial statements.

Reed Business Information held up well despite the difficult economic conditions throughout most of the year due to the successful development over the last few years of significant online franchises. This was, however, not enough to counter the recent impact on advertising markets of the downturn in global economic conditions, which was particularly felt in the last quarter.

Revenues and adjusted operating profits were 1% and 5% lower respectively at constant currencies before acquisitions and disposals, or 1% higher and 4% lower after portfolio effects. Adjusted operating margin was 60 basis points lower at 12.8% reflecting the underlying revenue decline partly mitigated by tight cost management.

In the UK, underlying revenues were up 1% reflecting strong growth in online sales, up 12%. For most of the year, overall revenue momentum was encouraging although weakness was seen in sectors such as property and technology. However, towards the end of the year, the deteriorating economic environment took its toll most particularly on recruitment advertising across most sectors, with overall underlying revenues year-on-year down 7% in the fourth quarter, compared with 3% growth in the third quarter. Online revenues continued to grow in the fourth quarter despite the weakness in advertising markets, with robust performances from online data products, such as *XpertHR* serving the HR community, *Bankersalmanac.com* providing information that facilitates interbank payments across the world, and *ICIS pricing* serving the petrochemicals industry. In addition to organic development of its online franchises, RBI UK made a number of small acquisitions to further develop its online services to the energy, aerospace and personnel verticals as well as horizontal lead generation services matching vendors and buyers. Online revenues now represent over 50% of RBI UK revenues.

In the US, RBI underlying revenues were 5% lower, with online revenue growth of 9% more than offset by the 9% decline in print revenues despite market share gains. The slowdown has affected most sectors, including electronics, manufacturing, residential construction, furniture and home furnishings, jewellery and entertainment with *Variety* also impacted by the film and TV screenwriters' strike earlier in the year. Year-on-year revenues were down 11% in the fourth quarter, compared to a 3% decline in the third quarter. Reed Construction Data bucked the trend with good growth in data services to the commercial construction industry following successful investment in online product development, research and sales. Online services were further expanded with the acquisition in February 2008 of Tectonic, a provider of building information modelling for the architectural, engineering and construction industries. Online revenues now represent nearly 30% of RBI US revenues.

In the Netherlands, underlying revenues were 1% lower, with online revenues up 11% against only a 3% decline in the print business which benefits from a higher proportion of subscription and circulation revenues than in other RBI geographies. Good growth was seen in the agriculture, construction and healthcare sectors and in tuition, although most other sectors saw revenue declines from weaker advertising markets. Fourth quarter revenues were down 6% against the prior year, with the third quarter down 1%. Online revenues now represent 17% of RBI NL revenues.

The International business (rest of Europe and Asia Pacific) saw underlying revenue growth of 2% with online revenues up 26%, including strong growth from the *Hotfrog* online directory search business, more than offsetting a 4% decline in print. In Europe, France saw growth from a recovery in training sales, whilst Spain and Italy saw revenues decline with weaker advertising markets particularly in the construction and automotive sectors respectively. Two small acquisitions were made in France and Spain earlier in the year to build scale and expand online tendering services. Asia Pacific saw 9% underlying revenue growth with strong *Hotfrog* sales and good growth in healthcare and construction in Australia. Fourth quarter revenues were flat against the prior year. Online revenues now represent 25% of RBI International revenues.

The outlook for 2009 for Reed Business Information is challenging. Advertising markets are significantly impacted by the global economic downturn, with slowing online revenue growth and accelerating print decline. Adjusted operating margins will be adversely impacted by the revenue decline, which can be mitigated only in part by the significant cost savings from restructuring and other cost actions. In this difficult environment, the focus in RBI is on right sizing the cost base to match reduced revenue expectations whilst maintaining investments, particularly against our online franchises, to be strongly competitively positioned as markets recover.



www.reedbusinessinformation.com

Top-rated for its breadth of content and usability, XpertHR is a leading online resource for HR professionals, giving subscribers access to legal resources, public documents and Reed Elsevier content. Compliance, best practice and benchmarking – everything for the HR professional in one place.



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Chief Financial Officer's report

Mark Armour
Chief Financial Officer

Reed Elsevier combined businesses

Reported figures	2008 £m	2007 £m	% change	% change at constant currencies
Revenue	5,334	4,584	+16%	+7%
Operating profit	901	888	+1%	-6%
Profit before tax	617	812	-24%	-30%
Net borrowings	5,726	492		
Adjusted figures				
Operating profit	1,379	1,137	+21%	+12%
Profit before tax	1,205	998	+21%	+11%
Operating cash flow	1,407	1,108	+27%	+17%
Operating margin	25.9%	24.8%		
Operating cash flow conversion	102%	97%		

Adjusted figures are presented as additional performance measures and are stated before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements on deferred tax balances not expected to crystallise in the near term. Reconciliations between the reported and adjusted figures are provided in note 11 to the combined financial statements.

Revenue (£m)


4,584
5,334
07
08

+16% at reported currencies

+7% at constant currencies

Revenue by geographical market


1
2
3
4
5

1 North America 49%
2 UK 11%
3 Netherlands 5%
4 Rest of Europe 21%
5 Rest of world 14%

Currency
The average exchange rates in the year saw sterling weaken against both the US dollar and the euro. This gives a favourable effect on translation of reported growth rates expressed in sterling.

Income statement
Revenue from continuing operations (ie excluding Harcourt Education) was £5,334m, up 16%. At constant exchange rates, revenue was 7% higher, or 4% higher underlying, ie before acquisitions and disposals.

Reported figures
Continuing operations
Reported operating profit from continuing operations, after amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, was £901m, up 1%. The movement reflects the strong underlying operating performance and part year contribution from ChoicePoint, offset by the costs of the restructuring programme and currency translation effects.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £281m, up £60m as a result of ChoicePoint and other recent acquisitions and currency translation effects. Goodwill impairment charges of £9m relate to minor exhibitions businesses.

Exceptional restructuring costs incurred to date in the restructuring programme announced in February 2008 and in RBI amounted to £152m (2007: nil) principally in respect of severance, outsourcing migration costs and associated property costs. Acquisition related costs amounted to £27m (2007: £20m).

Disposals and other non operating items of £92m comprise gains on disposals of businesses and investments of £15m, costs of the RBI divestment process terminated in December 2008 of £31m, a £70m write down to £14m in the carrying value of the investment in Education Media and Publishing Group that arose on the sale of the Harcourt US K-12 Schools business in 2007, and fair value decreases in the portfolio of venture capital investments of £6m.

Chief Financial Officer's report continued

Net finance costs were higher at £192m (2007: £139m) principally reflecting funding of ChoicePoint and other recent acquisitions and currency translation effects, and include £18m of acquisition related costs with respect to fees incurred in connection with ChoicePoint acquisition financing.

The reported profit before tax, including amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and non operating items, was £617m, down 24%.

The reported tax charge of £155m compares with a credit of £82m in the prior year, which included the £223m credit in respect of previously unrecognised deferred tax assets and capital losses, arising in continuing operations, that were realisable as a result of the disposal of Harcourt Education.

Discontinued operations

The gain on the disposal of discontinued operations was £67m relating to the disposal of Harcourt Assessment (2007: £611m on disposals of the Harcourt International and US K-12 Schools businesses), after £27m of recycled cumulative currency translation losses since adoption of IFRS previously taken to reserves. Taxes on the disposals were £49m (2007: £380m excluding the tax credits included in continuing operations described above). Net profit from discontinued operations in 2007 also included the post-tax results of Harcourt Education of £78m.

Total operations

The reported attributable profit of £476m compares with £1,200m in 2007, which included the tax credits, the results of Harcourt Education and the gain on sale of businesses.

Adjusted figures

Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Exceptional restructuring costs relate to the major restructuring programme announced in February 2008 and in RBI. Acquisition related costs relate to acquisition integration and fees incurred in connection with acquisition financing. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Comparison at constant exchange rates uses 2007 full year average and hedge exchange rates.

Continuing operations

Adjusted operating profit for the continuing operations, including a part year contribution from ChoicePoint, was £1,379m, up 21%. At constant exchange rates, adjusted operating profits were up 12%, or 9% underlying, ie before acquisitions and disposals.

The net pension expense (excluding the unallocated net pension financing credit) was £75m (2007: £78m) reflecting higher discount rates and lower pension curtailment credits. The net pension financing credit was £39m (2007: £39m). The charge for share based payments was £46m (2007: £38m). Restructuring costs, other than in respect of the exceptional restructuring programmes and acquisition integration, were £13m (2007: £16m).

Overall adjusted operating margin for the continuing businesses was up 1.1 percentage points at 25.9% reflecting the good revenue growth and cost efficiency.

Net interest expense, before acquisition related financing fees, was higher at £174m (2007: £139m) principally reflecting funding of ChoicePoint and other recent acquisitions and currency translation effects, less the benefit of disposals and free cash flow.

Adjusted profit before tax from continuing operations was £1,205m, up 21%. At constant exchange rates, adjusted profit before tax grew by 11%.

The effective tax rate on adjusted profit before tax for the continuing businesses, at 23.4%, was similar to the rate in 2007. The effective tax rate on adjusted profit before tax excludes movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and more closely aligns with cash tax costs. Adjusted operating profits and taxation are also grossed up for the equity share of taxes in joint ventures.

The adjusted profit from continuing operations attributable to shareholders of £919m was up 20%. At constant exchange rates, adjusted profit attributable to shareholders was up 11% for continuing operations.

Discontinued operations

Adjusted operating profit from discontinued operations was nil (2007: £121m) following the sale of the Harcourt Education division.

Total operations

The adjusted profit attributable to shareholders, including discontinued operations, was £919m, up 8%. At constant exchange rates, adjusted profit attributable to shareholders from total operations was down 1%, reflecting the sale of the Harcourt Education division.

Adjusted operating profit (£m)


1,137
1,379
07
08

+21% at reported currencies

+12% at constant currencies

Adjusted operating profit before tax (£m)


998
1,205
07
08

+21% at reported currencies

+11% at constant currencies

Chief Financial Officer's report continued

Adjusted operating cash flow conversion (%)


97
102
07
08
+5% pts

Free cash flow (£m)


717
999
07
08
+39%
at reported currencies
+28%
at constant currencies

The effective tax rate on the profit from total operations, at 23.4%, was similar to the 23.6% effective rate for 2007.

The adjusted profit before tax for total operations, if stated including the adjusted operating profits of discontinued operations, would have been £1,205m, compared to £1,119m in 2007.

Cash flows

Adjusted operating cash flow from continuing operations was £1,407m, up 27%, or up 17% at constant currencies. The rate of conversion of adjusted operating profits into cash flow for continuing businesses was 102% (2007: 97%) reflecting the continuous focus on management of working capital.

Capital expenditure included within adjusted operating cash flow from continuing operations was £172m (2007: £145m), including £115m in respect of capitalised development costs included within intangible assets.

Free cash flow from continuing operations – after interest and taxation – was significantly higher at £999m (2007: £717m) before exceptional restructuring and acquisition related spend, principally reflecting the stronger adjusted operating cash flow performance and currency translation effects.

Ordinary dividends paid to shareholders in the year, relating to the 2007 final and 2008 interim dividends, amounted to £418m (2007: £416m). The special distribution paid to shareholders in January 2008 from the net proceeds of the Harcourt Education disposal amounted to £2,013m (including £27m paid to the employee benefit trust).

Share repurchases by the parent companies amounted to £40m (2007: £199m). Shares of the parent companies purchased by the employee benefit trust to meet future obligations in respect of share based remuneration amounted to £54m (2007: £74m). Net proceeds from the exercise of share options were £54m (2007: £177m).

Spend on acquisitions, after taking account of £51m net cash acquired and excluding borrowings assumed, was £2,161m, including £1,931m in respect of ChoicePoint. Including deferred consideration payable, an amount of £1,579m was capitalised as acquired intangible assets and £1,279m as goodwill. Payments made in respect of acquisition integration amounted to £27m and acquisition related financing fees £18m.

Proceeds from disposals of businesses, other than discontinued operations, and of other assets, less the cash costs of the terminated RBI divestment process, amounted to £8m. Payments made in respect of the exceptional restructuring costs totalled £72m.

Net proceeds from the sale of discontinued operations in the year were £270m and taxes paid on completed disposals were £320m.

Debt

Net borrowings at 31 December 2008 were £5,726m, an increase of £5,234m since 31 December 2007. The increase principally reflects the payment of the special distribution to shareholders, the acquisition of ChoicePoint and currency translation effects, together with ordinary dividends paid, share repurchases and acquisition and restructuring spend, partly offset by the free cash flow from continuing operations, and proceeds from the exercise of share options and disposals. Currency translation differences increased net borrowings by £1,281m, reflecting the impact of the strengthening of the US dollar against sterling on the largely US dollar denominated net debt.

Gross borrowings after fair value adjustments at 31 December 2008 amounted to £6,142m. The fair value of related derivative assets was £41m. Cash balances totalled £375m.

Net pension obligations, ie pension obligations less pension assets, at 31 December 2008 were £369m which compares with a net surplus as at 31 December 2007 of £50m. The movement principally reflects a decline in asset values in the year.

As at 31 December 2008, after taking into account interest rate and currency derivatives, a total of 52% of Reed Elsevier's gross borrowings (equivalent to 56% of net borrowings) were at fixed rates and had a weighted average remaining life of 6.1 years and interest rate of 5.3%. After taking additional account of $1.6bn of term debt issued in January 2009, a total of 69% of gross borrowings (equivalent to 74% of net borrowings) were at fixed rates and had a weighted average remaining life of 6.6 years and interest rate of 6.0%.

Liquidity

At 31 December 2008, Reed Elsevier had access to $3.0bn of committed bank facilities maturing in May 2010, providing back up for short term debt, of which $38m was drawn. In February 2009, this facility was reduced to $2.5bn and, at the same time, a new $2.0bn committed bank facility, forward starting in May 2010 and maturing in May 2012, was put in place. Together these two back up facilities provide security of funding for $2.5bn of short term debt to May 2010 and for $2.0bn from May 2010 to May 2012.

Chief Financial Officer's report continued

After taking account of these committed bank facilities, available cash resources and the $1.6bn of term debt issued in January 2009, no borrowings mature within the next two years, £1,253m of borrowings mature in the third year and £4,528m beyond the third year. The strong free cash flow of the business (£999m before exceptional restructuring and acquisition related spend and dividends in 2008), the available resources and back up facilities, and Reed Elsevier's ability to access debt capital markets are expected to provide sufficient liquidity to refinance the loans outstanding on the ChoicePoint acquisition facility, due in 2010 and 2011, and term debt as they mature.

The business is strongly cash generative with conversion of adjusted operating profit into cash at 102% in 2008. The ratio of net debt to adjusted ebitda (earnings before interest, tax, depreciation and amortisation) is 3.7x (3.5x on a pro forma basis including ChoicePoint; 2.8x using the same exchange rates for both net debt and ebitda). Reed Elsevier's target remains a ratio of net debt to ebitda of 2.0-3.0x over the longer term, consistent with a solid investment grade credit rating.

Capital employed and returns

The capital employed in the continuing businesses at 31 December 2008 was £13,125m (2007: £7,825m), after adding back accumulated amortisation of acquired intangible assets and goodwill. The increase of £5,300m principally reflects the impact of acquisitions and currency translation effects partially offset by disposals and increases in pension deficits.

Return on capital employed (%)


11.8
12.1
07
08
+0.3% pts

The return on average capital employed for the continuing businesses in the year was 12.1% (2007: 11.8%). This return is based on adjusted operating profits, less tax at the effective rate, and the average capital employed, adjusted for acquisition timing and to exclude the gross up to goodwill in respect of deferred tax liabilities on acquisitions, retranslated at average exchange rates. The 0.3% increase reflects a 1.0% improvement from underlying profit growth and low capital requirements, partly offset by the dilutive effect of the ChoicePoint acquisition with its low initial returns.

Acquisitions typically dilute the overall return initially, but build quickly to deliver longer term returns well over Reed Elsevier's average for the business. The recent acquisitions made in the years 2006-2008 are delivering post tax returns in 2008 of 11%, 8% and proforma 4% respectively.

Accounting policies

Introduction

The accounting policies of the Reed Elsevier combined businesses are described in the combined financial statements. The Reed Elsevier combined financial statements and the consolidated financial statements of Reed Elsevier PLC and Reed Elsevier NV are presented in accordance with International Financial Reporting Standards (IFRS).

The most significant accounting policies in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions and taxation.

Revenue recognition policies, while an area of management focus, are generally straightforward in application as the timing of product or service delivery and customer acceptance for the various revenue types can be readily determined. Allowances for product returns are deducted from revenues based on historical return rates. Where sales consist of two or more components that operate independently, revenue is recognised as each component is completed by performance, based on attribution of relative value.

Pre-publication costs incurred in the creation of content prior to production and publication are deferred and expensed over their estimated useful lives based on sales profiles. Such costs typically comprise direct internal labour costs and externally commissioned editorial and other fees. Estimated useful lives generally do not exceed five years. Annual reviews are carried out to assess the recoverability of carrying amounts.

Development spend embraces investment in new product and other initiatives, ranging from the building of new online delivery platforms, to launch costs of new services, to building new infrastructure applications. Launch costs and other operating expenses of new products and services are expensed as incurred. The costs of building product applications and infrastructure are capitalised as intangible assets and amortised over their estimated useful lives. Impairment reviews are carried out annually.

Chief Financial Officer's report continued

Goodwill and intangible assets

Reed Elsevier's accounting policy is that, on acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. The valuation of intangible assets represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow, relief from royalty and comparable market transactions. Acquired intangible assets are capitalised and amortised systematically over their estimated useful lives, subject to annual impairment review. Appropriate amortisation periods are selected based on assessments of the longevity of the brands and imprints, the strength and stability of customer relationships, the market positions of the acquired assets and the technological and competitive risks that they face. Certain intangible assets in relation to acquired science and medical publishing businesses have been determined to have indefinite lives. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

The carrying amounts of goodwill and indefinite lived intangible assets in each business are regularly reviewed for impairment at least annually. The carrying amounts of all other intangible assets are reviewed where there are indications of possible impairment. An impairment review involves a comparison of the carrying value of the asset with estimated values in use based on latest management cash flow projections. Key areas of judgement in estimating the values in use of businesses are the growth in cash flows over a five year forecast period, the long term growth rate assumed thereafter and the discount rate applied to the forecast cash flows. Sensitivity analyses are performed based on changes in these key assumptions considered to be possible by management. Where such a possible change in key assumption would result in impairment, disclosure is made in the combined financial statements.

Share based remuneration

Share based remuneration is accounted for in accordance with IFRS 2 – Share Based Payment and is determined based on the fair value of an award at the date of grant, and is spread over the vesting period on a straight line basis, taking into account the number of shares that are expected to vest. The fair value of awards is determined at the date of grant by use of a binomial or Monte Carlo simulation model as appropriate, which requires judgements to be made regarding share price volatility, dividend yield, risk free rates of return and expected option lives. The number of awards that are expected to vest requires judgements to be made regarding forfeiture rates and the extent to which performance conditions will be met. These assumptions are determined in conjunction with independent actuaries based on historical data and trends.

Pensions

Pension costs are accounted for in accordance with IAS19 – Employee Benefits.

Accounting for defined benefit pension schemes involves judgement about uncertain events, including the life expectancy of the members, salary and pension increases, inflation, the return on scheme assets and the rate at which the future pension payments are discounted. Estimates for these factors are used in determining the pension cost and liabilities reported in the financial statements. These best estimates of future developments are made in conjunction with independent actuaries. Each scheme is subject to a periodic review by the independent actuaries.

For defined contribution schemes, the net cost represents contributions payable.

Taxation

The Reed Elsevier combined businesses seek to organise their affairs in a tax efficient manner, taking account of the jurisdictions in which they operate. A number of acquisitions and disposals have been made in recent years giving rise to complex tax issues requiring management to use its judgement to make various tax determinations. Although Reed Elsevier is confident that tax returns have been appropriately compiled, the application and interpretation of tax legislation is subject to uncertainty and there are risks that further tax may be payable on certain transactions or that the deductibility of certain expenditure for tax purposes may be disallowed. Reed Elsevier's policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise.

Reed Elsevier's policy in respect of deferred taxation is to provide in full for all taxable temporary differences using the balance sheet liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable based on forecasts of available taxable profits against which they can be utilised over the near term.

Treasury policies

The boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and Reed Elsevier NV shareholders in the formulation of treasury policies.

Chief Financial Officer's report continued

Financial instruments are used to finance the Reed Elsevier businesses and to hedge transactions. Reed Elsevier's businesses do not enter into speculative transactions. The main treasury risks faced by Reed Elsevier are liquidity risk, interest rate risk, foreign currency risk and credit risk. The boards of the parent companies agree overall policy guidelines for managing each of these risks and the boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in conformity with parent company guidelines) for their respective business and treasury centres. These policies are summarised below.

Liquidity

Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The significance of Reed Elsevier Group plc's US operations means that the majority of debt is denominated in US dollars. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Policy was amended in 2008 to provide more flexibility to respond to investor demand and fund at attractive rates and requires that no more than $1.5bn (formerly $1.0bn) of term debt issues should mature in any 12-month period. In addition, minimum levels of borrowings with maturities over three and five years are specified, depending on the level of net debt.

From time to time, Reed Elsevier may repurchase outstanding debt in the open market depending on market conditions. No such purchases were made in 2008.

In March 2008, Reed Elsevier signed a new $4,350m committed loan facility with a syndicate of banks to finance its acquisition of ChoicePoint, Inc., subsequently cancelled down to $4,207m in July 2008, comprising $2,032m maturing in March 2010 (Tranche A) and $2,175m maturing in March 2011 (Tranche B). The full $4,207m was drawn down on completion of the acquisition in September 2008. Following the successful issue of $1,500m of term debt in the US market and a €50m term debt issue in January 2009, Reed Elsevier used the proceeds to reduce Tranche A to $470m.

During October 2008, following the turbulence in the banking and credit markets, there was uncertainty in demand for commercial paper. Whilst Reed Elsevier continued to access the US commercial paper market throughout the period, the uncertainty in demand for euro commercial paper was mitigated by drawing down under existing bank back up facilities for one month in an amount of $461m in aggregate. These back up facility borrowings were repaid in November as investor demand for euro commercial paper returned.

At 31 December 2008 gross borrowings after fair value adjustments amounted to £6,142m and the fair value of related derivative assets was £41m. Cash and cash equivalents totalled £375m, of which £345m was held on deposit with banks rated A+ or higher by Standard and Poor's, Moody's, or Fitch.

At 31 December 2008, in addition to the fully drawn ChoicePoint facility, Reed Elsevier had access to $3.0bn (2007: $3.0bn) of committed bank facilities, of which $38m was drawn. These facilities principally provide back up for short term debt as well as security of funding for future acquisition spend. These committed facilities expire in May 2010.

During February 2009, Reed Elsevier cancelled this $3.0bn facility down to $2.5bn and, at the same time, a new $2.0bn committed bank facility, forward starting in May 2010 and maturing in May 2012, was put in place. Together these two back up facilities provide security of funding for $2.5bn of debt to May 2010 and $2.0bn of debt from May 2010 to May 2012.

After taking account of the maturity of committed bank facilities that back short term borrowing and after utilising available cash resources at 31 December 2008, no borrowings mature in the next twelve months, 31% of borrowings mature in the second year, 33% of borrowings mature in the third year, 12% in the fourth and fifth years, 16% in the sixth to tenth years, and 8% beyond the tenth year. Allowing for the $1.6bn term debt issued in January and the $2.0bn forward start facility, no borrowings mature in the next two years, 21% of borrowings mature in the third year, 36% in the fourth and fifth years, 23% in the sixth to tenth years, and 20% beyond the tenth year.

Interest rate exposure management

Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net debt is determined by reference to the level of net interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and a range of interest rate options to manage the exposure. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

Chief Financial Officer's report continued

Currency profile revenue


1
2
3
4

1 US Dollar 47%
2 Euro 27%
3 Sterling 17%
4 Other 9%

Currency profile adjusted profit before tax


1
2
3
4

1 US Dollar 39%
2 Euro 36%
3 Sterling 17%
4 Other 8%

At 31 December 2008, after taking account of interest rate and currency derivatives, US$7.0bn of Reed Elsevier's net debt was denominated in US dollars and net interest expense was fixed or capped on approximately US$4.2bn of forecast US dollar net debt for the next 12 months. In January 2009 a further US$1.5bn of fixed rate US dollar debt was issued, replacing floating rate US dollar debt, and increasing the amount of US dollar debt on which net interest expense is fixed or capped to approximately US$5.7bn. This fixed or capped net debt reduces to approximately US$3.8bn by the end of 2011 and reduces further thereafter with all but US$0.7bn of fixed rate term debt (not swapped back to floating rate) having matured by the end of 2019.

At 31 December 2008, fixed rate US dollar term debt (not swapped back to floating rate) amounted to US$2.2bn (2007: US$1.2bn) and had a weighted average life remaining of 9.5 years (2007: 8.1 years) and a weighted average interest rate of 5.4% (2007: 5.9%). After the issuance of a further US$1.5bn of US dollar term debt in January 2009, fixed rate US dollar term debt (not swapped back to floating rate) amounted to US$3.7bn and had a weighted average life remaining of 9.0 years and a weighted average interest rate of 6.6%. Interest rate derivatives in place at 31 December 2008, which fix or cap the interest cost on an additional US$1.6bn (2007: US$1.1bn) of variable rate US dollar debt, have a weighted average maturity of 1.8 years (2007: 1.1 years) and a weighted average interest rate of 4.6% (2007: 4.8%).

Foreign currency exposure management
Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, within defined limits, in advance of becoming contractual. The precise policy differs according to the specific circumstances of the individual businesses. Expected future net cash flows may be covered for sales expected for up to the next 12 months (50 months for Elsevier science and medical subscription businesses up to limits staggered by duration). Cover takes the form of foreign exchange forward contracts.

As at 31 December 2008, the amount of outstanding foreign exchange cover designated against future transactions was US$1.6bn (2007: US$1.4bn).

Credit risk
Reed Elsevier seeks to limit interest rate and foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. Reed Elsevier also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with each of them.

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A by Standard and Poor's, Moody's or Fitch.

Capital management
The capital structure is managed to support Reed Elsevier's objective of maximising long-term shareholder value through ready access to debt and capital markets, cost effective borrowing and flexibility to fund business and acquisition opportunities whilst maintaining appropriate leverage to optimise the cost of capital.

Over the long term Reed Elsevier targets cash flow conversion (the proportion of adjusted operating profits converted into cash) and credit metrics to reflect this aim and that are consistent with a solid investment grade credit rating. Levels of net debt should not exceed those consistent with such a rating other than for relatively short periods of time, for instance following an acquisition. The principal metrics utilised are free cash flow (after interest, tax and dividends) to net debt, net debt to ebitda (earnings before interest, taxation, depreciation and amortisation) and ebitda to net interest. Cash flow conversion of 90% or higher and a net debt to ebitda target, over the long term, in the range of 2x to 3x are consistent with the rating target.

Chief Financial Officer's report continued

Reed Elsevier's use of cash over the longer term reflects these objectives through a progressive dividend policy, selective acquisitions and, from time to time when conditions suggest, share repurchases whilst retaining the balance sheet strength to maintain access to the most cost effective sources of borrowing and to support Reed Elsevier's strategic ambition in evolving publishing and information markets. Over the next 12-18 months the focus is on the repayment of debt out of cash flow and to restore Reed Elsevier's credit ratios to more usual levels.

The balance of long term debt, short term debt and committed bank facilities is managed to provide security of funding, taking into account the cash generation of the business and the uncertain size and timing of acquisition spend.

Whilst the short term emphasis is on reducing leverage, there were no changes to Reed Elsevier's long term approach to capital management during the year.

Elsevier Reed Finance BV

Structure

Elsevier Reed Finance BV, the Dutch parent company of the Elsevier Reed Finance BV group ("ERF"), is directly owned by Reed Elsevier PLC and Reed Elsevier NV. ERF provides treasury, finance, intellectual property and insurance services to the Reed Elsevier Group plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA ("EFSA"), Elsevier Properties SA ("EPSA") and Elsevier Risks SA ("ERSA"). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

Activities

EFSA is the principal treasury centre for the combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier Group plc's businesses operating in Continental Europe, Latin America, the Pacific Rim, India, China and certain other territories, and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also arranges or directly provides Reed Elsevier Group plc businesses with financing for acquisitions and product development and manages cash pools, investments and debt programmes on their behalf.

EPSA is a centre of expertise within Reed Elsevier in terms of trademarks and other intangibles. It has continued the acquisition of titles, including the trademark Reed Elsevier in 2008.

ERSA is responsible for insurance activities relating to risk retention.

Major developments

In 2008, EFSA issued a CHF150m bond in the Swiss public market and negotiated several term financing agreements. It was involved in the financing of the acquisition of ChoicePoint, Inc. and treasury aspects related to the halted divestment of Reed Business Information. EFSA negotiated and advised on a number of banking and cash management arrangements in Continental Europe, Asia and Latin America. EFSA continued to advise Reed Elsevier Group plc companies on treasury matters, including interest and foreign currency exposures.

The average balance of cash under management by EFSA in 2008, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.5bn (2007: $0.9bn).

Liabilities and assets

At the end of 2008, 91% (2007: 89%) of ERF's gross assets were held in US dollars and 8% (2007: 10%) in euros, including $10.6bn (2007: $8.5bn) and €0.6bn (2007: €0.7bn) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $1.5bn, medium term debt of $1.4bn and short term debt of $0.5bn backed by medium term committed bank facilities. Medium and long term debt is derived from syndicated bank facilities, Swiss domestic public bond issues, bilateral term loans and private placements. Short term debt is primarily derived from euro and US commercial paper programmes.



Chief Financial Officer's report continued

Reed Elsevier PLC Adjusted EPS (p)


44.6
35.9
07
08
+24%
at reported currencies
+15%
at constant currencies

Reed Elsevier PLC Ordinary dividends (p)


20.3
18.1
07
08
+12%

Reed Elsevier NV Adjusted EPS (€)


0.87
0.80
07
08
+9%
at reported currencies
+15%
at constant currencies

Reed Elsevier NV Ordinary dividends (€)


0.425
0.404
07
08
-5%

Parent companies

Reed Elsevier PLC	2008 £m	2007 £m	% change	% change at constant currencies
Reported profit attributable	241	624	-61%	
Adjusted profit attributable	486	451	+8%	-1%
Reported earnings per share	22.1p	49.7p	-56%	
Adjusted earnings per share	44.6p	35.9p	+24%	+15%
Ordinary dividend per share	20.3p	18.1p	+12%	

Reed Elsevier NV	2008 €m	2007 €m	% change	% change at constant currencies
Reported profit attributable	294	855	-66%	
Adjusted profit attributable	580	622	-7%	-1%
Reported earnings per share	€0.44	€1.10	-60%	
Adjusted earnings per share	€0.87	€0.80	+9%	+15%
Ordinary dividend per share	€0.404	€0.425	-5%	

For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share for total operations were respectively up 24% at 44.6p (2007: 35.9p) and up 9% at €0.87 (2007: €0.80). At constant rates of exchange, the adjusted earnings per share of both companies increased by 15%.

The reported earnings per share for Reed Elsevier PLC shareholders was 22.1p (2007: 49.7p) and for Reed Elsevier NV shareholders was €0.44 (2007: €1.10). The decline principally reflects that 2007 included the gain on disposal of Harcourt Education businesses and prior year tax credits.

The equalised final dividends proposed are 15.0p per share for Reed Elsevier PLC and €0.290 per share for Reed Elsevier NV, 10% higher and 7% lower respectively compared with the prior year. This gives total dividends for the year of 20.3p and €0.404, up 12% and down 5% on 2007 respectively. The difference in growth rates in the equalised dividends reflects the significant strengthening of the euro against sterling between dividend announcement dates.

Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, was 2.2 times for both Reed Elsevier PLC and Reed Elsevier NV.

On 18 January 2008, a special distribution was paid to shareholders in the equalisation ratio from the net proceeds of the sale of the Harcourt Education division. The distribution was 82.0p per share for Reed Elsevier PLC and €1.767 per share for Reed Elsevier NV and amounted to £2,013m/€2,690m in aggregate.

The special distribution was accompanied by a consolidation of the ordinary share capitals of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares. This represented a 13.4% consolidation of ordinary share capital, being the aggregate special distribution expressed as a percentage of the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC), as at the date of the announcement of the special distribution.

For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be 18 January 2008, being the date on which the special distribution was paid.

Shares repurchased in the year totalled 3.2 million ordinary shares of Reed Elsevier PLC and 2.1 million ordinary shares of Reed Elsevier NV.

Mark Armour

Mark Armour
Chief Financial Officer

Our business

Description of business

Reed Elsevier is a world leading provider of professional information and online workflow solutions in the science, medical, legal, risk information and analytics, and business sectors. Total revenue for the year ended 31 December 2008 was £5,334m.

Based in over 200 locations worldwide, Reed Elsevier creates authoritative content delivered through market leading brands, enabling our customers to find the essential data, analysis and commentary to support their decisions. Our content and solutions are increasingly embedded in the workflows of our customers making them more effective and Reed Elsevier a more valued partner.

Revenue by source


1
2
3
4
5

1 Subscription 45%
2 Circulation 21%
3 Advertising 14%
4 Exhibitions 13%
5 Other 7%

Revenue by media


1
2
3

1 Online 50%
2 Print 37%
3 Exhibitions 13%

Reed Elsevier is well positioned in markets with attractive long term growth prospects and has a clear investment led growth strategy focused on building revenue momentum across all businesses.

In 2008, 47% of revenue was derived from subscription fees and other annuity type revenue streams. An increasing proportion of revenue was also generated from online products. In 2008, over 50% of revenue was derived from online sources.

Long term growth in our markets is expected to be sustained by the continuing demand for professional information. In addition, professionals are looking for significant improvements in productivity through access to highly functional online services and workflow solutions.

Reed Elsevier has been implementing an important reshaping of the business, with the strategic goal of moving more assets away from slower growth, cyclical advertising/print based sectors, and more towards faster growth, less cyclical online based sectors. In 2007 and early 2008 we completed the sale of the Harcourt Education business and in September 2008 we completed the acquisition of ChoicePoint which transforms our position in the attractive risk information and analytics sector. The planned divestment of Reed Business Information announced in February 2008 was put on hold given the poor credit markets and macroeconomic environment; it however remains the intention to divest RBI in the medium term when market conditions are more favourable.

Description of business continued

Elsevier → provides its customers with scientific, technical and medical content and tools that improve productivity in research, healthcare and health education

Elsevier portfolio
(2008 revenue split)


1
2
3
4
5

1 S&T print books and journals 15%
2 S&T electronic journals 26%
3 S&T databases and solutions 9%
4 Health Sciences North America 29%
5 Health Sciences International 21%

ScienceDirect online usage


500
400
300
200
100
0
04
05
06
07
08

Full text article downloads (millions)

Elsevier

Elsevier provides its customers with scientific, technical and medical content and tools that improve productivity in research, healthcare and health education. Total revenues for the year ended 31 December 2008 were £1,700m. Elsevier is a global business with principal operations located in Amsterdam, London, Oxford, New York, Philadelphia, St Louis, San Diego, Boston, Paris, Munich, Madrid, Singapore, Tokyo, Delhi and Chennai.

Elsevier serves a global network of 7,000 editors, 70,000 editorial board members, 300,000 reviewers, and more than 600,000 authors. Its products reach more than 12 million researchers in 4,500 institutions, 5 million students, and 15 million doctors, nurses and health professionals.

Growth in the scientific information market is driven by increases in research output, R&D spend, the number of researchers worldwide, and the need for improved research efficiency. In healthcare, growth is driven by advances in medical science and the shift from activity-based to outcomes-based models of patient care and associated demands for increased productivity.

The Science & Technology division of Elsevier is the world's leading global academic journal publisher. Its customers are the world's libraries, scientists, professionals, and corporations, who rely on Elsevier to provide high quality content; to review, publish, disseminate, and preserve research findings; and to create innovative workflow tools to improve their efficiency in using that information. Each year Science & Technology publishes over 200,000 new research articles in some 1,100 journals and over 1,000 new book titles, as well as secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary information in the form of review and reference works.

Science & Technology has two flagship electronic solutions: *ScienceDirect* and *Scopus*. *ScienceDirect* is the world's largest database of scientific, technical and medical journal articles and is accessed by over 11 million users each year. *ScienceDirect* holds over nine million scientific articles and an expanding portfolio of books online. Currently *ScienceDirect* has just over 10,000 books titles, which includes 75 major reference works, over 70 book series, seven handbooks totalling over 190 volumes and more than 4,700 e-books, with some 500 e-books being added to *ScienceDirect* each year. *Scopus* is the largest abstract and citation database of research literature from over 4,000 different publishers. *Scopus* has more than 37 million records of scientific research articles from over 15,000 peer reviewed journals, more than 23 million patents, and references to over 434 million web pages.



"There is much more focus on the continuous assessment and development of people at Elsevier than in any other company I have worked at before. My own assessment involved a really strong analysis of my skills and capabilities and I really appreciated the time and detail it went into."

Claudia Pickholz Managing Director / Elsevier Iberoamérica

Description of business continued

Elsevier continued →

ScienceDirect ↓

ScienceDirect from Elsevier contains over 25% of the world's science, technological and medical information. Along with over 10,000 online books, ScienceDirect offers a rich journal collection of over 2,500 titles and the ability to search a historical archive of over nine million articles.



Science & Technology's growing online offering also includes *Illumin8*, an online workflow solution for corporate scientists, engineers and R&D professionals.

In 2009 Science & Technology will launch specific workflow solutions for researchers and research administrators. The initial offering will include a funding intelligence tool and a research performance tool.

The Health Sciences division of Elsevier serves medical researchers, practising health professionals, payers, educators, students and pharma professionals globally. It publishes over 700 journals, including a number of journals for learned societies, and over 2,000 book titles and clinical reference works annually. Growth in electronic health information is accelerating and the business continues to expand its portfolio of online health information tools for education, practitioner reference, and point of care decision making. Elsevier's clinical reference and decision support products include *MDConsult*, which now has over nine million page views per month and more than 1,700 institutional customers. Health Sciences provides online and multimedia products for use by both medical faculties and students to support core textbooks, including *Evolve*, which now has 1.4 million registered users and, through Health Education Systems Inc, testing tools for nursing and allied health markets. Internationally, Elsevier leverages its print and online content into new markets through foreign language versions.

Elsevier aims to make valued contributions to the science and health communities by combining world class content with productivity enhancing solutions for scientific researchers and health professionals worldwide. Its key strategic areas of focus are: quality of content; customer service and customer relations; development of productivity enhancing online solutions; expanded penetration of high growth markets; and organisational efficiency.

Elsevier's print science journals are generally sold to libraries on a paid subscription basis, with subscription agents facilitating the administrative process. Medical and healthcare print journals are mostly sold to individuals through direct mail and learned societies. Electronic products are generally sold directly to institutional libraries, hospitals, corporations and end users. Books are sold through book stores, both traditional and online, wholesalers and, particularly in medical and healthcare markets, directly to end users. Competition within the science and technology and medical publishing fields is generally on a title by title and product by product basis. Competing journals, books and databases are typically published by learned societies and other professional publishers.

Description of business continued

LexisNexis → provides legal, tax, regulatory, risk management, information analytics and business information solutions aligned to the workflow of legal, professional, business and government customers globally

LexisNexis portfolio
(2008 revenue split)


1
2
3

1 US Legal Markets 52%
2 Risk Information and Analytics Group 19%
3 International 29%

LexisNexis online revenue
(% of total LexisNexis revenue)


61
64
66
72
74
04
05
06
07
08

LexisNexis

LexisNexis provides legal, tax, regulatory, risk management, information analytics and business information solutions aligned to the workflow of legal, professional, business and government customers globally. Total revenues for the year ended 31 December 2008 were £1,940m.

Legal and regulatory markets worldwide are driven by the increasing level of legislation and litigation, as well as the number of lawyers. Opportunities are also developing through the delivery of value added solutions to meet demands for greater efficiency and productivity.

Increasingly, legal information and services are being delivered online, with considerable potential to deliver such products and solutions in markets outside the United States where online migration is at lower levels than in the US legal market. In recent years, LexisNexis has, with its comprehensive US public records databases, expanded in the market for risk management and information analytics. This is growing rapidly due to increasing consumer credit losses and fraud and the demand for identity verification.

LexisNexis in the United States offers legal information products in electronic and print formats to law firms and practitioners, law schools, corporate and tax counsel and federal, state and local governments. Headquartered in New York, the principal operations are located in Ohio, Georgia, New York, Colorado, New Jersey and Florida.

US Legal Markets' Total Solutions help legal professionals achieve excellence in the business and practice of law with products and solutions in Client Development, Research, Practice Management and Litigation Services. Client Development solutions include the Martindale-Hubbell electronic network that showcases the qualifications and credentials of over one million lawyers and law firms worldwide, a suite of business intelligence tools that help lawyers find and target clients, and customer relationship management workflow tools. In Research, the division provides statutes and case law for all 50 US states as well as research, analysis and citation services from Matthew Bender, Michie and Shepard's. Practice Management solutions include time and billing, case management, cost recovery and document management. Litigation Services include a range of workflow solutions for litigators including electronic discovery, evidence management, case analysis, court docket tracking, e-filing, expert identification and legal document preparation.



"It is not unusual to find employees with 10, 20, and even 30 years of LexisNexis experience. There is a reason for this: we have great people, great markets and great customers to whom we provide great solutions."

Tom Ogburn Vice President, Government & Corporate Sales / LexisNexis

Description of business continued

LexisNexis continued →

LexisNexis CaseMap ↓

LexisNexis CaseMap software enables litigators to efficiently assess and analyse facts and information in any case. Integrated with other LexisNexis litigation solutions, CaseMap is also the foundation of the company's Total Litigator workflow solution that offers seamless management of information at each step of the litigation lifecycle.



In addition to law firms, these LexisNexis products and services are offered to corporations, federal government agencies and academic institutions together with news, business, financial and public records content.

Risk Information and Analytics Group offers applications that are designed to assist customers in managing risk through fraud detection and prevention, risk evaluation, identity verification, pre-employment screening and due diligence. On 19 September 2008, Reed Elsevier acquired ChoicePoint, Inc. ChoicePoint has merged with the LexisNexis Risk Information and Analytics Group, creating a risk management business with approximately $1.4bn revenues. ChoicePoint's principal operating groups are Insurance Services, Screening, Business Services and Government Services.

The Insurance Services group, ChoicePoint's largest core business, provides data, analytics, software and business information services to property and casualty ("P&C") personal and commercial insurance carriers in the US. Information solutions help insurers effectively assess risks in the underwriting process to ensure that their customers receive appropriate policy pricing. The Insurity business unit provides software, data and analytics to P&C commercial and personal lines carriers to improve risk acceptance and loss mitigation.

The Screening group focuses on employment screening, tenant screening, and customer enrollment businesses.

The Business Services and Government Services groups provide public information solutions primarily to financial and professional services, and government customers. These services help companies and government agencies with risk management, enhanced due diligence, verification and business credentialing, and allow companies and government agencies to better mitigate financial and reputational risk and improve their processes and productivity.

Outside the United States, LexisNexis International serves markets in Europe, Canada, Africa and Asia Pacific with a range of local and international legal, tax, regulatory and business information in electronic and print formats. The most significant businesses are in the UK and France.

LexisNexis Butterworths in the UK is a professional publisher, providing legal, tax and business information and solutions via online, print and CD media. Publications include *Halsbury's Laws of England*, *Simon's Taxes* and *Butterworths Company Law Service*. LexisNexis in France is a provider of information to lawyers, notaries and courts with *JurisClasseur* and *La Semaine Juridique* being the principal publications.

LexisNexis aims to be the leading provider of productivity enhancing information and information-based workflow solutions in its markets. The key strategic areas of focus are: to expand the business from research into Total Solutions; to continue to offer the best-in-class research tools for lawyers and professionals; to grow a significant business in risk management and information analytics; to expand internationally through innovative online products and solutions; and to continuously improve cost effectiveness.

LexisNexis's principal competitors in US legal markets are West (Thomson Reuters) and Factiva (Dow Jones). Major international competitors include Thomson Reuters, Wolters Kluwer and Factiva.

Description of business continued

Reed Exhibitions → is the world's leading events organiser, with over 470 events in 37 countries

Revenue by market


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1 North America 19%
2 Europe 58%
3 Asia/emerging markets 23%

Reed Exhibitions
Reed Exhibitions is the world's leading events organiser, with over 470 events in 37 countries. Total revenues for the year ended 31 December 2008 were £707m. In 2008 Reed Exhibitions brought together over seven million event participants from around the world, generating billions of dollars in business. As some events are held other than annually, revenue in any one single year is affected by the cycle of non-annual exhibitions.

Reed Exhibitions creates brand-leading events, highly targeted and where participants from around the world come together to do business, network and learn. Its vision is "to deliver contacts, content and communities with the power to transform your business".

Reed Exhibitions' events are organised in the Americas, Europe, the Middle East and Asia Pacific by staff in 24 offices. The portfolio of exhibitions and conferences serves 44 industry sectors, including: aerospace & aviation, automobiles, broadcasting, building & construction, electronics, energy, oil & gas, engineering, manufacturing, environment, food service & hospitality, gifts, healthcare, interior design, IT & telecoms, jewellery, life sciences & pharmaceuticals, machinery, medical education, printing & graphics, property & real estate, security & safety, sports & recreation and travel.

Many of Reed Exhibitions' events are market leaders in their field. Working closely with professional bodies, trade associations and government departments Reed Exhibitions ensures that each and every event is targeted and relevant to industry needs. The business is developing powerful online tools to facilitate networking, and enhance the effectiveness and efficiency of its shows, as well as broadening its event model to include continuing education and professional development.

Growth of the exhibition industry is supported by new industries and new markets, particularly as the emerging markets of Brazil, China, India, Russia and the Middle East open up and develop. Exhibitions are a key means for companies to enter these new markets, enabling them to reach and target new customers quickly and cost-effectively.

Reed Exhibitions' growth has been achieved through acquisitions and launches in key growth industries, and by developing strategic partnerships and replicating its brand-leading events in the emerging markets. Such partnerships will become an increasing feature of Reed Exhibitions' presence in these markets, with the building of local businesses operating close to local markets, supported by Reed Exhibitions' global networks and organisational expertise.



"My job is different every day. I have the opportunity to be creative and innovative, meet new people and continually stretch myself. It is a constant learning curve, so work is always exciting and challenging."

Frédérique Barret Marketing Manager / Reed Exhibitions, UK

Reed Exhibitions continued →

Reed Exhibitions is expanding the scope of its business model beyond the physical event to create online communities such as *ISC365*, *PSI-online* and *INTERPHEX365*. These communities provide tools allowing customers additional opportunities to interact with others in their industry, share knowledge and do business 365 days a year, and they are opening up new revenue streams for Reed Exhibitions.

Reed Exhibitions is particularly prominent in a number of sectors, notably Travel, for which it organises some of the world's leading events, including *World Travel Market* held annually in London, and *Arabian Travel Market* held in Dubai. *World Travel Market* attracted an unprecedented 49,963 participants in 2008.

Reed Exhibitions is also deeply involved in the Environment sector. Leading events include *Pollutec*, the international environment show held alternately in Lyon and Paris; the *World Future Energy Summit* in Abu Dhabi; and *Offshore Europe*, Aberdeen, which brings together the global oil and gas market to debate key issues and create common agendas for the future of the upstream industry.

The majority of Reed Exhibitions' revenue is derived from exhibitor participation fees, with the balance coming from advertising in exhibition guides, sponsorship fees and paid participation at conferences and exhibitions. Whilst the exhibitions business is more resilient to economic effects than many marketing channels, demand for exhibition space and attendance is affected by pressures on the marketing budgets of customers.

The exhibition industry has historically been very fragmented. Reed Exhibitions is the leader holding no more than 7% of the market. Other international exhibition organisers with which it competes include United Business Media, DMG World Media, Nielsen Business Media, Informa IIR and Messe Frankfurt. Competition also comes from industry focused trade associations and convention centre and exhibition hall owners.

MIDEM ↓

Every year in Cannes, the MIDEM event brings together some 9,000 music professionals from over 80 countries and covering every musical genre for four days of intensive deal-making, networking, conferences, round-tables and concerts, and to discover new musical styles and talent.


midem
The world's music community



Description of business continued

Reed Business Information → Business-to-business magazines, online lead generation services, community websites and online data tools provide information to users and an effective marketing channel through which advertisers reach their target audiences and industry professionals can access valued information

RBI revenue by source


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1 User 45%
2 Advertiser 55%

RBI online revenue
(% of total RBI revenue)


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24
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34
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08

Reed Business Information
Reed Business Information provides information and marketing solutions to business professionals in the United States, the United Kingdom, continental Europe, Australia and Asia. Total revenues for the year ended 31 December 2008 were £987m.

Business-to-business magazines, online lead generation services and community websites provide an effective marketing channel through which advertisers reach their target audiences and industry professionals can access valued information. The business has a number of leading brands in a range of sectors and online data services which enable users to enhance productivity through quicker and easier access to more comprehensive and searchable data. Business-to-business marketing spend has been driven historically by levels of corporate profitability, which itself has followed overall growth in GDP and business investment. Demand for online data services tends to be more resilient to fluctuations in GDP growth.

Reed Business Information publishes over 400 trade magazines, directories, newsletters, and over 200 online communities, jobsites, lead generation, data and other online services. Important magazine titles include *Variety* and *Interior Design* in the United States; *Flight International*, *Computer Weekly*, *Estates Gazette*, and *New Scientist* in the United Kingdom; and *Elsevier* and *Boerderij* in the Netherlands. Online services accounted for 34% of Reed Business Information 2008 revenues. These products include *totaljobs.com*, a major online recruitment site in the UK; *ICIS-LOR*, a global information and pricing service for the petrochemicals sector; *Elsevier.nl*, a news and lifestyle service in the Netherlands; *BuyerZone.com*, an online lead generation service in the US; and *Hotfrog*, a global online business directory.

Reed Business Information aims to be the first choice of business professionals for information and decision support in its individual markets and for marketing services. Its key strategic areas of focus are: to continue to develop existing and new online products and services in key markets; to develop print franchises through brand extensions and redesign; to upgrade the portfolio through investment, acquisition and divestment; to expand geographically in fast growing markets; and to improve organisational effectiveness through investment in people, further development of online competencies, and cost reduction programmes.



"Working for Reed Business Information for the past 14 years has given me the opportunity to work with the best people in online publishing in Europe, Asia and the US. If you like publishing in a global environment, then Reed Business Information is the place to be."

Jeroen Kuerble Director, Business Leads / Reed Business Information

Description of business continued

Reed Business Information continued →

In the US, business-to-business magazines are primarily distributed on a controlled circulation basis, whereby the product is delivered without charge to qualified buyers within a targeted industry group based upon circulation lists developed and maintained by the publisher. Magazines distributed on this basis only are wholly dependent on advertising for their revenues. In the United Kingdom, business magazines are distributed both on a controlled circulation basis and a paid circulation basis. In the Netherlands, a higher proportion of publications are sold by paid circulation. Distribution of magazines is conducted primarily through national postal services, supplemented by news-stand sales through unaffiliated wholesalers.

Online products and services are generally sold through dedicated sales forces and intermediaries, including revenue sharing arrangements with other online service providers, and by direct promotion.

Reed Business Information's titles compete with a number of publishers on a title by title basis in individual market sectors, the largest competitors being: Advanstar, CMP Media (United Business Media), Hanley Wood, McGraw Hill, Penton and Nielsen in the United States; Eden (formerly EMAP), VNU and CMP Media in the United Kingdom; and Wolters Kluwer and Nielsen in the Netherlands. Reed Business Information competes for online advertising with other business-to-business websites as well as Google and other search engines.

ICIS ↓

Part of Reed Business Information, ICIS is one of the world's largest information providers for the chemical and energy industry. With a team of over 200 people based in London, Houston, Singapore, New York, Washington, Shanghai and Mumbai, ICIS provides price assessments, indices and market news that support transactions worth billions of dollars, plus events, business leads and brand positioning.


ICIS

Full reports online →

The Reed Elsevier Annual Reports and Financial Statements 2008 are now available to view online.
The website contains up-to-date information and functionality for shareholders including:
→ financial results;
→ business overview and strategy;
→ charting tools to compare key financial information; and
→ PDF area to build your own report.

Please visit www.reedelsevier.com/annualreport08

The Reed Elsevier website at www.reedelsevier.com also provides news and details of activities with links to its business sites.


Reed Elsevier

Resources and investments

Reed Elsevier's most important resources are its intangible publishing assets and its workforce of some 35,000 employees

Market leading brands

Reed Elsevier's businesses own numerous market leading brands, imprints, titles and technology platforms.

Within Elsevier, *ScienceDirect* is the world's largest database of scientific, technical and medical journal articles and delivers almost half a billion full text article downloads annually. Many of Elsevier's journals are the foremost publications in their field and a primary point of reference for new research. The workflow tool *Reaxys* is the world's largest online compilation of chemical reactions. Users of *MDConsult*, Elsevier's online clinical reference tool, conduct on average nearly 1.5 million searches per month and view more than nine million pages of clinical content. *The Lancet* has been publishing medical research, news and analysis since 1823. Similarly, Elsevier's booklist contains numerous pre-eminent and long standing titles.

Within LexisNexis, *lexis.com* is recognised as one of the foremost online research tools for practising lawyers, providing subscribers with access to seven billion searchable documents. The *Shepard's Citations Service* is a well known and highly reputed reference resource ("Shepardizing" is a common process for lawyers checking the authority of cases or statutory references).

Many of the Reed Exhibitions shows, which include *World Travel Market*, *Mipim*, *MIDEM*, *Batimat* and the *JCK Jewellery* shows, are acknowledged as the premier marketing events in their field.

Reed Business Information's well known magazine titles such as *Variety*, *Estates Gazette* and *Elsevier* are widely read for their authoritative content and up to date industry intelligence.

Investment

Reed Elsevier maintains and enhances the value of its intangible assets through continuous investment in the brands and imprints, new publishing, innovative product and market development, and in the technology platforms and publishing infrastructure on which they are based. Increasingly, investment is being made in developing digital workflow solutions.

Elsevier has made substantial investments in health information segments, including a wide range of electronic solutions that improve clinical outcomes and reduce costs for payers, physicians and hospitals; deliver enriched learning experiences for nursing trainees and practitioners; and increase the effectiveness of business development and promotional activities for pharmaceutical companies. Other significant investments in recent years have been in the *ScienceDirect* platform, digitisation of the archive of almost nine million research articles, e-books, the *Scopus* database, online editorial and production systems, and industry-specific solutions for corporate R&D markets.

In LexisNexis, substantial investment has been made in Total Solutions offerings such as *Total Litigator* and *Total Practice Advantage*. Alongside this, major investments have been made in technology, in particular in online research functionalities and in the development of the global online delivery platform. These investments are critical to providing integrated workflow solutions to our customers. Significant investment has also been made in new content development and in expanded sales and marketing activities. Investment in recent years in a major second data centre has expanded operational capabilities and is providing greater flexibility in continuous delivery.

"Reed Elsevier is a business with a rich and complex variety of activities across many different market segments and geographies. Its friendly and collegiate atmosphere gives graduates a good opportunity for personal growth and development."



Max Khan Associate, Corporate Strategy / Reed Elsevier



Resources and investments continued

Workforce


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1 Editorial 25%
2 Sales, marketing and customer services 34%
3 IT 10%
4 Admin and other 31%

A new investment programme now underway is aimed at transforming the productivity of US legal research with modernised technology and advanced algorithms and functionality to provide much more powerful contextual solutions for customers and at greater speed. Combined with this is a major upgrade in back office infrastructure and customer service and support platforms to provide an integrated and superior customer experience across our US legal research, client development and solutions products.

Reed Exhibitions has continued to grow its portfolio through launching events and through geographical expansion, with 24 show launches in 2008, primarily in the BRIC countries and the Middle East. The business continues to develop new online products, including online communities which compliment and widen the footprint of existing events and brands. The latest such community is *INTERPHEX365.com*, which aims to become the Life Sciences industry's most in-depth and comprehensive online resource for gaining insights on the news, companies and technologies shaping the life science industries.

Reed Business Information has continued to develop and expand its online advertising and paid data services. Investment supports a strong mix of online products including lead generation services, recruitment sites, webzines and paid data tools and services. Recent online developments include the investment in BIM technology to enhance the US construction data business, strengthening the core and specialist job boards of Totaljobs Group, continued growth in online lead generation and business directory services *eMedia* and *Hotfrog*, and ongoing enhancement of the online community webzines.

These investments are largely embedded within the cost base of the businesses as new product development and market initiatives are a continuous activity.

Workforce

Reed Elsevier's workforce is highly skilled and a large proportion are graduates. It includes some 3,000 IT specialists and developers, 8,000 editorial staff, and some 11,000 specialist marketing, sales and customer service staff. Reed Elsevier aims to be an employer of choice, known for its best practices in recruiting and developing employees.

We seek to employ a workforce which reflects the diversity of our customers and communities. Our labour and employment practices are consistent with the principles of the United Nations Global Compact regarding fair and non-discriminatory labour practices. Every two years or so we conduct a global employee opinion survey to identify areas for improvement. Every employee in the company takes part in the annual Personal Development Programme, which reviews skills and performance and identifies opportunities for recognition and advancement. The Personal Development Programme is also the primary tool for assessing and planning employee training.

Reed Elsevier's remuneration policies are designed to attract, retain and motivate employees of the highest calibre and experience needed to shape and execute strategy. The remuneration packages of the directors and senior executives comprise a balance between fixed remuneration and variable performance related incentives, including a variable annual cash bonus based on achievement of financial performance measures and individual key performance objectives, and longer term incentive schemes. Pension scheme membership is offered to all employees in the United Kingdom, the Netherlands, the United States and a number of other countries.

Principal risks

The key risks facing Reed Elsevier include the highly competitive and rapidly changing nature of our markets

The key risks facing Reed Elsevier arise from the highly competitive and rapidly changing nature of our markets, the increasingly technological nature of our products and services, the international nature of our operations, legal and regulatory uncertainties, and economic conditions in our markets. Certain businesses could also be affected by the impact on publicly funded and other customers of changes in funding and by cyclical pressures on advertising and promotional spending or through information becoming publicly available for free.

Reed Elsevier has established risk management practices that are embedded into the operations of the businesses based on the framework in internal control issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), and are reviewed by the Audit Committees and Boards. Important specific risks that have been identified and are being addressed include:

→ Demand for our products and services may be impacted by factors beyond our control such as the economic downturn currently being experienced in the United States and other major economies. Macroeconomic, political and market conditions may adversely affect the availability of short and long term funding, volatility of interest rates, currency exchange rates and inflation.

→ Reed Elsevier's businesses are dependent on the continued acceptance by our customers of our products and services and the prices which we charge for them. We cannot predict whether there will be changes in the future which will effect the acceptability of products, services and prices to our customers.

→ We are investing significant amounts to develop and promote electronic products and platforms. The provision of these products and services is very competitive and is to some extent subject to factors outside our control such as competition from new technologies and changes in regulation. There is no assurance that this investment will produce satisfactory long term returns.

→ Reed Elsevier's businesses are increasingly dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. Although plans and procedures are in place to reduce such risks, our businesses could be adversely affected if their electronic delivery platforms and networks experience a significant failure, interruption, or security breach.

→ Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. However, there is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented.

→ New organisational and operational structures are being developed with increased focus on outsourcing and offshoring functions. The failure of third parties to whom we have outsourced activities could adversely affect our reputation and financial condition.

→ We operate a number of pension schemes around the world, the largest schemes being of the defined benefit type in the UK, the US and the Netherlands. The assets and obligations associated with defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities.

Principal risks continued

- → Our businesses operate in over 200 locations worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities. Such amendments, or their application to Reed Elsevier businesses, could adversely affect our reported results.

- → We often acquire and dispose of businesses to reshape and strengthen our portfolio and engage in restructuring activities. If we are unable to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these aquisitions and restructuring activities this could adversely affect our reputation and financial condition.

The Reed Elsevier combined financial statements are expressed in pounds sterling and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results.

We recognise that Reed Elsevier and its businesses have a direct impact on the environment, principally through the use of energy and water and waste generation and in our supply chain through paper use and print and production technologies. We are committed to reducing these impacts, whenever possible, by limiting resource use and by efficiently employing sustainable materials and technologies. We require our suppliers and contractors to meet the same objectives. We seek to ensure that Reed Elsevier's businesses are compliant with all relevant environmental legislation and, accordingly, whilst environmental issues are important, we do not consider that they constitute a significant risk for Reed Elsevier.

In addition to the risks described above, further information on risks and how they are addressed is provided elsewhere in the Annual Reports and Financial Statements:

- → the Operating and Financial Review and Description of Business contains discussion of strategic, competitive, economic, legal and regulatory, technological and customer risks.

- → the Corporate Responsibility report contains discussion of risks relating to people, the environment and customers.

- → note 6 to the combined financial statements contains further information on risks associated with defined benefit pension schemes.

- → the Chief Financial Officer's report contains a discussion of treasury, liquidity, interest rate, foreign currency and credit risks.

- → the report on Structure and Corporate Governance contains a discussion on risks relating to financial reporting.

Key performance measures

The key financial performance measures used by Reed Elsevier and the bases of their calculation are as follows:

→ **Revenue** – as reported in the financial statements.

→ **Adjusted operating profit** – reported operating profit before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and share of taxation of joint ventures.

→ **Adjusted operating margin** – adjusted operating profit expressed as a percentage of revenue.

→ **Adjusted profit before tax** – reported profit before tax before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, share of taxation of joint ventures, disposals and other non operating items.

→ **Effective tax rate on adjusted profit before tax** – reflects the tax rate excluding movements on deferred tax balances not expected to crystallise in the near term, more closely aligning with cash taxes payable, and includes the benefit of deductible tax amortisation on acquired goodwill and intangible assets.

→ **Adjusted profit after tax** – reported profit after tax before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements on deferred tax balances not expected to crystallise in the near term.

→ **Adjusted profit attributable to shareholders** – reported profit attributable to shareholders before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements on deferred tax balances not expected to crystallise in the near term.

→ **Adjusted earnings per share** – adjusted profit attributable to shareholders of each parent company divided by the respective average number of ordinary shares in issue in the period.

→ **Adjusted operating cash flow** – cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding payments in relation to exceptional restructuring and acquisition related costs.

→ **Free cash flow** – adjusted operating cash flow less net interest and taxes paid and excluding cash tax benefits of exceptional restructuring and acquisition related costs.

→ **Constant currency growth** – growth rates calculated using the prior year average and hedge exchange rates.

→ **Underlying growth** – constant currency growth rates excluding acquisitions and disposals.

→ **Total shareholder return (TSR)** – the aggregate of share price growth over a specified period of time and the value of dividends paid during that time, assuming that such dividends are reinvested in the shares.

Key performance measures continued

→ **Return on capital employed** – adjusted operating profit less taxation (at the effective rate for the year) expressed as a percentage of average capital employed, being the aggregate of gross goodwill (adjusted to exclude the gross up to goodwill in respect of deferred tax liabilities on acquisitions) and acquired intangible assets, property, plant and equipment, internally developed intangible assets, working capital, net pension assets, less provisions.

The source data for calculating the key performance measures is obtained from the Reed Elsevier financial reporting system.

The adjusted figures are adopted as key performance measures since they measure performance without reference to non cash amortisation of intangible assets and impairment of goodwill, mostly acquired in prior periods, which has no operational relevance to current performance. Exceptional restructuring costs are excluded as they are typically one-off in nature and directed at improving the ongoing operational performance measured through the adjusted figures. Acquisition related expenses are excluded since they are a direct function of the relevant acquisition activity and not a reflection of ongoing operational performance. Underlying growth, excluding acquisitions and disposals, is measured to provide an assessment of year-on-year organic growth without distortion for part year contributions. Constant currency growth is measured to give a better reflection of year-on-year performance before translation and other currency effects in arriving at the reported figures in the reporting currencies of the parent companies.

Performance in respect of the principal key performance measures for Reed Elsevier is described in the Chief Executive Officer's Report and the Operating and Financial Review above.

The derivations of adjusted operating profit, adjusted profit before tax, adjusted profit attributable, and adjusted operating cash flow are disclosed in the notes to the combined financial statements. The derivation of the adjusted earnings per share of the parent companies is shown in the notes to the respective Reed Elsevier PLC and Reed Elsevier NV consolidated financial statements.

Governance



Executive Directors

Board Committee Membership

- ▲ Audit Committee: Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV
- ■ Nominations Committee: joint Reed Elsevier PLC and Reed Elsevier NV
- ● Remuneration Committee: Reed Elsevier Group plc
- ◆ Corporate Governance Committee: joint Reed Elsevier PLC and Reed Elsevier NV

All of the executive directors are directors of Reed Elsevier Group plc and Reed Elsevier PLC and, with the exception of Ian Smith, are members of the Executive Board of Reed Elsevier NV. Mr Smith will be proposed for election to the Executive Board of Reed Elsevier NV at the company's Annual General Meeting in April 2009.

Mrs Dien de Boer-Kruyt is a member of the Supervisory Board of Reed Elsevier NV. All of the other non-executive directors are directors of Reed Elsevier Group plc and Reed Elsevier PLC and members of the Supervisory Board of Reed Elsevier NV.

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Executive Directors

1 Sir Crispin Davis (59) ■
(British) Chief Executive Officer since 1999. Will retire in March 2009. Knighted in 2004 for services to the information industry. Non-executive director of GlaxoSmithKline plc and a member of the International Advisory Board, Citigroup. Prior to joining Reed Elsevier was Chief Executive Officer of Aegis Group plc. From 1990 to 1993 was a member of the main board at Guinness plc and Group Managing Director of United Distillers. Spent over 20 years at Procter and Gamble where he held senior positions in the UK and Germany, before heading up the North American Food Business.

2 Ian Smith (55)
(British) Chief Executive Officer designate from 1 January 2009, and becomes Chief Executive Officer in March 2009 when Sir Crispin retires. Non-executive director of Galiform plc. Was Chief Executive Officer of Taylor Woodrow plc from January 2007 until July 2007 when it merged with Wimpey plc. Prior to that was Chief Executive Officer of the General Healthcare Group since 2004, having previously been CEO Europe for Exel, Group Commercial Director of Ocean Group plc and prior to that, Managing Director of Monitor Company Europe, a strategy consulting firm. Began his career with Royal Dutch/Shell Group of companies.

3 Mark Armour (54)
(British) Chief Financial Officer since 1996. Prior to joining Reed Elsevier as Deputy Chief Financial Officer in 1995, was a partner in Price Waterhouse.

4 Erik Engstrom (45)
(Swedish) Chief Executive Officer of the Elsevier division since 2004. Prior to joining Reed Elsevier was a partner at General Atlantic Partners. Before that was president and chief operating officer of Random House. Began his career as a consultant with McKinsey. Served as a non-executive director of Eniro AB.

5 Andrew Prozes (63)
(Canadian) Chief Executive Officer of the LexisNexis division since 2000. Non-executive director of Cott Corporation. Prior to joining Reed Elsevier was an Executive Vice President with the West Group, part of Thomson Reuters and prior to that was Group President of Southam Inc.

Non-Executive Directors

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Non-Executive Directors

6 Jan Hommen (65)

(Dutch) Chairman since 2005. Will retire in April 2009. Chairman of the supervisory board (CEO-designate) of ING Group NV, Academisch Ziekenhuis Maastricht and TiasNimbas Business School of Tilburg University. A member of the supervisory board of TNT NV (until April 2009) and of Royal Friesland Campina NV. Was vice-chairman of the board of management and chief financial officer of Royal Philips Electronics NV until his retirement in 2005. Previously a member of the supervisory board of Koninklijke Ahold NV.

7 Dien de Boer-Kruyt (64)

(Dutch) Appointed 2000. Member of the supervisory boards of Koninklijke Douwe Egberts (a subsidiary of Sara Lee Corporation), Imtech NV and Allianz Nederland Group NV. Member of the supervisory board of the National Registry of non-executive directors and director of the leadership programmes Call and Ravel, for leaders in business, government and universities.

8 Mark Elliott (59)

(American) Appointed 2003. Chairman of the Remuneration Committee. Non-executive director of G4S plc. Serves on the Dean's Advisory Council and the Technology Advisory Council at Indiana University. Until his retirement in April 2008, was General Manager IBM Global Solutions, having held a number of positions with IBM, including Managing Director of IBM Europe, Middle East and Africa. Served on the board of IBAX, a hospital software company jointly owned by IBM and Baxter Healthcare.

9 Lisa Hook (51)

(American) Appointed 2006. President and Chief Operating Officer of NeuStar Inc. A director of The Ocean Foundation. Was President and Chief Executive Officer at Sun Rocket Inc. Before that was President of AOL Broadband, Premium and Developer Services. Prior to joining AOL, was a founding partner at Brera Capital Partners LLC. Previously was Chief Operating Officer of Time Warner Telecom. Has served as Senior Advisor to the Federal Communications Commission Chairman and a Senior Counsel to Viacom Cable.

10 Robert Polet (53)

(Dutch) Appointed 2007. President and Chief Executive Officer of Gucci Group. Before that spent 26 years at Unilever working in a variety of marketing and senior executive positions throughout the world including President of Unilever's Worldwide Ice Cream and Frozen Foods division.

11 David Reid (62)

(British) Appointed 2003. Senior independent non-executive director. Non-executive chairman of Tesco PLC, having previously been executive deputy chairman until December 2003, and finance director from 1985 to 1997. Chairman of Kwik-Fit and previously a non-executive director of De Vere PLC, Legal and General PLC and Westbury PLC.

12 Lord Sharman of Redlynch OBE (66)

(British) Appointed 2002. Chairman of the Audit Committee. Non-executive chairman of Aviva PLC and a non-executive director of BG Group plc. Member of the House of Lords since 1999. Was chairman of KPMG Worldwide until 1999, having joined KPMG in 1966. Previous directorships include: chairman of Aegis Group plc; deputy chairman of G4S plc; member of the supervisory board of ABN AMRO Holding NV; non-executive director of Young & Co's Brewery plc; and non-executive director of AEA Technology plc.

Overview
Operating and financial review
Our business
Governance
Financial statements and other information

Corporate responsibility strengthens our business

It means performing to the highest commercial and ethical standards


COMPANIES THAT COUNT
THE SUNDAY TIMES



FTSE4Good

Constant engagement with stakeholders, including shareholders, employees, communities, governments, and members of civil society, helps us determine material corporate responsibility issues. Our Corporate Responsibility Forum, chaired by the CEO, sets corresponding objectives – covering governance, people, health and safety, customers, supply chain, environment and community – and measures performance against them.

Governance

2008 Objective

→ Train 80% of staff on RE Code of Ethics and Business Conduct

The Reed Elsevier Code of Ethics and Business Conduct (Code), disseminated to every employee, is a guide to our corporate and individual behaviour. Encompassing topics like human rights, anti-bribery, and fair competition, it encourages open and principled behaviour.

70% of current employees have received online training on the Code. Our goal to launch the course in the Netherlands, where we have the third highest concentration of employees, was delayed until January 2009, as approval from the Dutch Data Protection Authority was not forthcoming until late in the year. In 2008, Code training was rolled out to employees in the UK, Australia, Canada, New Zealand, India, Singapore, Hong Kong, and Thailand, in addition to ongoing implementation for new US employees. Staff also received training on anti-harassment, data privacy and security, competition law, and doing business with government.

Furthering the rule of law is a priority for Reed Elsevier. In 2008, we actively promoted the United Nations Global Compact to which we are a signatory, developing a presentation to help fellow signatories communicate about the Compact, and served on the steering group for the United Kingdom.

LexisNexis launched the Rule of Law Resource Center, the largest collection of Rule of Law resources on the internet, providing global visitors with up-to-date laws, news, and expert analysis. LexisNexis also supports the Southern African Litigation Centre, providing access to its entire South African law content, along with legislation and law reports for other African countries including Ghana, Kenya, Malawi, and Nigeria.

2009 Objective

→ 80% trained in Code of Ethics, with 70% of US employees completing second round online training

People

2008 Objectives

→ Launch 'Great Place to Work' website

→ Accelerate internal transfers and promotions

Our 35,000 people are our strength. To help them reach their potential and ensure Reed Elsevier remains an in-demand place to work, we launched Tools for a Great Workplace as part of a new intranet. This online toolkit looks at how great leaders create motivated, successful teams; allows employees to assess how well they lead; and provides advice on developing skills to enhance local workplaces.

We accelerated internal transfers and promotions through a new global jobs board which allows employees to search for new positions by location, function, and division. And an enhanced people and careers section at the new www.reedelsevier.com gives potential employees insight into what it is like to work for the company in the words of our staff. It outlines our focus on leadership and our values – customer focus, valuing our people, passion for winning, innovation and boundarylessness.

With input from colleagues throughout the business, in 2008 we developed a Reed Elsevier Diversity and Inclusion statement. It articulates our commitment to a diverse workforce and a work environment that respects individuals and their contributions, regardless of background.



← Rewrite the Future

Employees helped raise over $62,000 for Save the Children's Rewrite the Future campaign providing education for children in conflict-affected countries.


Dow Jones
Sustainability Indexes


THE GLOBAL COMPACT
WE SUPPORT

2009 Objectives

- Reach all Reed Elsevier employees with 2009 Employee Opinion Survey (EOS), with action plans based on responses
- Communicate to all staff on new Diversity and Inclusion Statement; advance Diversity and Inclusion Working Group

Health and Safety

2008 Objective

- 5% decrease in workers' compensation claims

Our employees have the right to a healthy and safe workplace as outlined in the Reed Elsevier Health and Safety Policy. As a measure of improving conditions, we achieved a 24% drop in workers' compensation claims in the United States (117 in 2008 versus 153 in 2007), home to the majority of our employees. We expanded training for Health and Safety Champions to improve reporting, and received assurance on health and safety data from Ernst & Young.

In 2008, we held our first Health and Safety Month focused on lifting and handling of materials, a primary cause of lost time incidents the previous year. We also reviewed our US total rewards programme and are exploring new work/life resources that positively impact wellness and productivity and ensure we remain competitive.



2009 Objectives

- Develop targeted and effective global wellness campaign
- 10% reduction in severity rate by 2010 (from 2008 baseline)

Promoting Health & Safety

Easy Guide to Health and Safety was published by Elsevier in 2008 to provide step-by-step guidance on health and safety issues for small businesses.

Customers

2008 Objectives

- Increase in online revenue over 2006/2007
- Increase in Net Promoter Scores across the divisions

We moved from 37% of revenue from online in 2006 to over 50% in 2008. Innovative online products and services improve our customers' workflows, allowing them to utilise information on a scale never before possible. For example, Elsevier's Procedures Consult, uses online video, text and animation to help physicians and students learn and perform more than 150 medical procedures; in 2008, modules were added in orthopedics, anesthesia and emergency medicine. And Reed Exhibitions' MIPIM site, for the world's largest annual real estate show, expanded video content, including news reports from Reed Business Information's Estates Gazette TV.

Through the Net Promoter Scores programme we surveyed nearly 30,000 customers to determine their willingness to recommend us. Results are reviewed by the CEO and senior managers and communicated to staff, to illuminate where we are doing well and where we must do better. We saw increases, for example, among health science journal editors, large law clients, and reached more show exhibitors. We noted areas for improvement, for example, with certain small law clients and have instituted a customer journey mapping pilot to understand how we can improve all aspects of our engagement with them.

We are committed to information philanthropy ensuring those in the developing world who can benefit from our products gain access. We are a founding member of Health InterNetwork Access to Research Initiative. In collaboration with the United Nations, and other publishers, we make available over 1000 of our journals; in 2008 there were 1.5 million full text article downloads.

In 2009 we aim to:

- Improve customer satisfaction measured by Net Promoter Scores and dashboard programmes
- Increase access for underserved users, expanding developing world programmes
- Improve website accessibility across Reed Elsevier sites

Corporate responsibility continued


AWARDS
2008


LBG

Supply Chain

2008 Objectives

- → Expand Socially Responsible Supplier (SRS) database to 325 entries
- → 85% of SRS suppliers sign Reed Elsevier Supplier Code of Conduct
- → 25 external audits of high risk suppliers

We require our suppliers to meet the same high standards we set for ourselves. Our Supplier Code of Conduct stipulates adherence to all laws and best practice in areas like human rights, labour, and environment. In 2008, we expanded our SRS database to 368 suppliers, 90 of which we deem to be high risk according to guidelines from the OECD and the US State Department. 74% of all suppliers were signatories to the Supplier Code, and specialists ITS conducted 19 external audits of high risk suppliers by year end. Going forward, we are engaging more people within the business to reach a higher Supplier Code return rate; the smaller number of external audits correlates to suppliers who deferred their 2008 audit to first quarter 2009, and a number with whom we ceased to do business.

We provide tools for employees to undertake internal audits when visiting high risk suppliers; nine were completed in 2008. We also provided supplier training to increase reporting on the Reed Elsevier portion of their CO_2 emissions and water usage. In addition, our internal audit team reviewed the SRS programme; we will be working to implement their suggestions.

2009 Objectives

- → 550 suppliers in SRS master database
- → 85% of suppliers sign Reed Elsevier Supplier Code of Conduct
- → 40 external audits of high risk suppliers

Environment

2008 Objectives

- → Reduction in travel emissions over 2006/2007 levels
- → Pursuit of environmental targets

2008 Total Environmental Impact*

Energy:	293MWh
Water:	465m^3
Waste:	13t (50% recycled)
CO_2 Emissions (GHG Protocol):	
Scope 1	22t/CO_2
Scope 2	165t/CO_2
Scope 3	131t/CO_2
Production Paper	78t

*Initial results, '000s

We saw a 16% decrease in travel, resulting from our focus on travel alternatives including video conferencing and webinars, and the introduction of a global travel portal.

Initial results for 2008 indicate that our energy usage stayed reasonably constant, with a reduction in water and paper consumption and carbon emissions. But it will be a challenge to meet absolute targets. Increased data searches and hosting for our clients, for example, have contributed to energy increases in the five years to 2008, which we are addressing through our data centre working group focused on optimisation/rationalisation.

The importance of CO_2 reduction was the theme of our annual World Environment Day campaign, launched with a message from the CEO. In 2009, we are introducing an environmental standards programme to help offices achieve best practice and go green.


energylocate

← Energy Locate

Energy Locate brings together all Elsevier's energy products and services into a one-stop community website for energy scientists and professionals.

Corporate responsibility continued

CARBON DISCLOSURE PROJECT


MOST SUSTAINABLE CORPORATIONS
GLOBAL 100

We provide ongoing training to Reed Elsevier Environmental Champions and support to employee Green Teams. We encourage environmental volunteering, running programmes with Earthwatch in the US and Europe in 2008; we promoted good environmental performance through our leading edge environmental science products and shows, like Renewable Energy Focus and the Journal of Cleaner Production.

2009 Objectives

→ Launch new environmental targets

(KPIs) Key Performance Indicators	Target	Baseline	Target date
CO_2 Emissions	−10%	2006	2015
Total Energy	−5%	2008	2015
Water	−10%	2008	2015
Travel Emissions	−5%	2008	2015
Waste Recycled	70%	N/A	2015

→ Introduce environmental standards programme across the group

Community

2008 Objectives

→ 10% increase in group-wide volunteering

Through our Reed Elsevier Cares programme we concentrate on education – a common thread across the group – for disadvantaged young people. We saw a 66% rise in volunteering and donated £2.1 million in cash donations (including matching gift programmes) and the equivalent of £3.8 million in gifts of products, services and staff time in 2008. Our Two Days programme allows all employees up to two days off per year for their own community work.

Reed Elsevier Cares Champions engage colleagues in annual events including the RE Cares Challenge to reward business sponsored community engagement, and Reed Elsevier Cares Month, with hundreds of activities around the world. During the Month, we held our first-ever global fundraising drive, raising $62,000 for Save the Children's Rewrite the Future, which furthers education for children living in conflict affected countries; and our second global book drive yielded 18,208 books from employees for local and developing world readers.

2009 Objective

→ Additional 10% increase in group-wide volunteering

Good internal performance is recognised externally. 2008 recognition:

→ Received Platinum rating in Business in the Community's Corporate Responsibility Index

→ Admitted to Dow Jones Sustainability Index and SAM Sustainability Yearbook, scoring in top 15% of companies

→ Member FTSE4Good

→ Finalist for VBDO Supply Chain Award

→ Global 100 Most Sustainable Corporations in the World

→ AAA rating from Innovest Strategic Value Advisors

→ A 'best reporting company' in the Carbon Disclosure Project's Climate Leaders Index

Full report online →

Our 2008 CR report, with detailed data and objectives for the year ahead, will be available from April 2009 at www.reedelsevier.com/corporateresponsibilityreport08


Reed Elsevier
Corporate Responsibility

Overview
Operating and financial review
Our business
Governance
Financial statements and other information

Structure and corporate governance

Corporate structure

Reed Elsevier came into existence in January 1993, when Reed Elsevier PLC and Reed Elsevier NV contributed their business to two jointly owned companies, Reed Elsevier Group plc, a UK registered company which owns the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch registered company which owns the financing activities. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities and are publicly held companies. Reed Elsevier PLC's securities are listed in London and New York, and Reed Elsevier NV's securities are listed in Amsterdam and New York. Reed Elsevier PLC and Reed Elsevier NV entered into a Governing Agreement to regulate their relationship following the merger of their respective businesses. The agreement regulates the economic interests of the parties and the composition of their boards and those of Reed Elsevier Group plc and of Elsevier Reed Finance BV as further referred to below.

Equalisation arrangements

Reed Elsevier PLC and Reed Elsevier NV each hold a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV, with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds a 5.8% indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between the two companies at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares. The equalisation ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed Elsevier PLC or Reed Elsevier NV.

Under the equalisation arrangements, Reed Elsevier PLC shareholders have a 52.9% economic interest in Reed Elsevier, and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% economic interest in Reed Elsevier. Holders of ordinary shares in Reed Elsevier PLC and Reed Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

The boards of both Reed Elsevier PLC and Reed Elsevier NV have agreed, other than in special circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed Elsevier PLC ordinary shares, the associated UK tax credit) based on the equalisation ratio. A Reed Elsevier PLC ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. A Reed Elsevier NV ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights. The exchange rate used for each dividend calculation is the spot euro/sterling exchange rate, averaged over a period of five consecutive business days commencing with the tenth business day before the announcement of the proposed dividend.

Compliance with codes of best practice

The boards of Reed Elsevier PLC and Reed Elsevier NV have implemented standards of corporate governance and disclosure policies applicable to companies listed on the stock exchanges of the United Kingdom, the Netherlands and the United States. The effect of this is that a standard applying to one will, where practicable and not in conflict, also be observed by the other.

The boards of Reed Elsevier PLC and Reed Elsevier NV (Executive Board and Supervisory Board, together the Combined Board) support the principles and provisions of corporate governance contained in the Combined Code on Corporate Governance issued by the Financial Reporting Council in June 2006 (the UK Code), including the Turnbull Guidance on internal control published in October 2005. The boards also support the principles and best practice provisions set out in the Dutch Corporate Governance Code issued in December 2003 (the Dutch Code), with due regard for the recommendations of the Monitoring Committee in its annual reports. Reed Elsevier PLC, which has its primary listing on the London Stock Exchange, and Reed Elsevier NV, which has its primary listing on Euronext Amsterdam, have complied throughout the year with the UK Code and the Dutch Code, except as and to the extent explained below, and as described in the corporate governance assessment documents available on the company's website, www.reedelsevier.com.

Relations with shareholders

Reed Elsevier PLC and Reed Elsevier NV participate in regular dialogue with institutional shareholders, and presentations on the Reed Elsevier combined businesses are made after the announcement of the interim and full year results. The boards of Reed Elsevier PLC and Reed Elsevier NV commission periodic reports on the attitudes and views of the companies' institutional shareholders and the results are the subject of formal presentations to the respective boards. A trading update is provided at the respective Annual General Meetings of the two companies and towards the end of the financial year through Interim Management Statements. The Annual General Meetings provide an opportunity for the boards to communicate with individual shareholders. The Chairman, the Chief Executive Officer, the Chief Financial Officer, the chairmen of the board committees, other directors and a representative of the external auditors are available to answer questions from shareholders. The interim and annual results announcements and presentations, together with the Interim Management Statements and other important announcements and corporate governance documents concerning Reed Elsevier, are published on the Reed Elsevier website, www.reedelsevier.com. Reed Elsevier NV is a participant in the Dutch Shareholder Communication Channel (www.communicatiekanaal.nl) which facilitates proxy voting.

The boards

The board of Reed Elsevier PLC, the Combined Board of Reed Elsevier NV and the board of Reed Elsevier Group plc are harmonised. All of the directors of Reed Elsevier Group plc are also members of the board of directors of Reed Elsevier PLC and, subject to the appointment of Ian Smith to the Executive Board of Reed Elsevier NV at the 2009 Annual General Meeting, will be a member of either the Executive Board or the Supervisory Board of Reed Elsevier NV. Reed Elsevier NV may appoint two directors who are not appointed to the boards of either Reed Elsevier PLC or Reed Elsevier Group plc, and has appointed one such director. The names, nationality and biographical details of each director appear on pages 48 and 49.

The boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV each comprise a balance of executive and non-executive directors who bring a wide range of skills and experience to the deliberations of the boards. All non-executive directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. A profile, which identifies the skills and experience of the non-executive directors/Supervisory Board members, is available on the Reed Elsevier website, www.reedelsevier.com.

Structure and corporate governance continued

Reed Elsevier PLC and Reed Elsevier NV shareholders maintain their rights to appoint individuals to the respective boards in accordance with the provisions of the Articles of Association of these companies. Subject to this, no individual may be appointed to the boards of Reed Elsevier PLC, Reed Elsevier NV (either members of the Executive Board or the Supervisory Board) or Reed Elsevier Group plc unless recommended by the joint Nominations Committee. Members of the Committee abstain when their own re-appointment is being considered.

In order to safeguard the agreed board harmonisation, the Articles of Association of Reed Elsevier NV provide that appointments of board members other than in accordance with nominations by the Combined Board, shall require a two-thirds majority if less than 50% of the share capital is in attendance. Given the still generally low attendance rate at shareholders meetings in the Netherlands, the boards believe that this qualified majority requirement is appropriate for this purpose.

All Reed Elsevier PLC and Reed Elsevier NV directors are subject to retirement at least every three years, and are able then to make themselves available for re-election by shareholders at the respective Annual General Meetings. However, as a general rule, non-executive directors of Reed Elsevier PLC and members of the Reed Elsevier NV Supervisory Board serve on the respective board for two three-year terms, although the boards may invite individual directors to serve an additional three-year term.

The Articles of Association of Reed Elsevier NV provide that the number of Executive Board members must be less than the number of members of the Supervisory Board. The Supervisory Board members and the Executive Board members together comprise the Combined Board. Members of the Executive and Supervisory Boards can be suspended, dismissed or re-instated at any time by a simple majority of the shareholders in a General Meeting. In accordance with Article 44 of the Articles of Association, the provisions in the Articles of Association, governing appointments and dismissals of members of the Executive and Supervisory Boards can be amended by a simple majority of shareholders in a General Meeting upon a proposal of the Combined Board.

Board changes

During the year Patrick Tierney and Gerard van de Aast ceased to be executive directors of Reed Elsevier Group plc and of Reed Elsevier PLC and members of the Executive Board of Reed Elsevier NV. Rolf Stomberg retired as a non-executive director of Reed Elsevier Group plc and of Reed Elsevier PLC and as a member of the Supervisory Board of Reed Elsevier NV.

Ian Smith was appointed Chief Executive Officer designate of Reed Elsevier and an executive director of Reed Elsevier PLC and Reed Elsevier Group plc on 1 January 2009. The Nominations Committee recommended Mr Smith's appointment after engaging external consultants to produce a short list of candidates who met the requirements of the recruitment brief developed by the boards.

At the Reed Elsevier PLC and Reed Elsevier NV Annual General Meetings, to be held on 21 and 22 April 2009 respectively, Mark Elliott, David Reid and Lord Sharman will retire from each respective board by rotation and, being eligible, will offer themselves for re-election. Having been appointed to the Board of Reed Elsevier PLC since the date of the last Annual General Meeting, Ian Smith will retire in accordance with the company's Articles of Association and, being eligible, will offer himself for re-election. A resolution will also be proposed at the 2009 Annual General Meeting of Reed Elsevier NV to appoint Ian Smith as a member of the Executive Board.

As previously announced, Jan Hommen will step down as Chairman and as a member of the boards at the forthcoming Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV in April 2009.

Dien de Boer-Kruyt will also retire by rotation as a member of the Reed Elsevier NV Supervisory Board. The Nominations Committee has requested Mrs de Boer-Kruyt to continue as a member of the Supervisory Board for a period of 12 months, pending the recruitment of a successor to the Chairman of that Board. Mrs de Boer-Kruyt has served three terms of three years each, and her proposed re-appointment is within the maximum period of twelve years permitted under the Dutch Code.

Board attendance

		Reed Elsevier PLC		Reed Elsevier NV		Reed Elsevier Group plc	
Members	Date of cessation during the year	Number of meetings held whilst a director	Number of meetings attended	Number of meetings held whilst a director	Number of meetings attended	Number of meetings held whilst a director	Number of meetings attended
Gerard van de Aast	December 2008	6	6	6	6	9	9
Mark Armour		6	6	6	6	9	9
Dien de Boer-Kruyt		n/a	n/a	6	2	n/a	n/a
Sir Crispin Davis		6	6	6	6	9	9
Mark Elliott		6	5	6	5	9	8
Erik Engstrom		6	6	6	6	9	9
Jan Hommen		6	6	6	6	9	9
Lisa Hook		6	6	6	6	9	9
Robert Polet		6	5	6	5	9	8
Andrew Prozes		6	6	6	6	9	9
David Reid		6	5	6	5	9	7
Lord Sharman		6	5	6	5	9	6
Rolf Stomberg	April 2008	2	2	2	2	3	3
Patrick Tierney	January 2008	0	0	0	0	1	0

Structure and corporate governance continued

Taking into account the assessment by the Corporate Governance Committee of the qualifications and performance of each individual director, the Nominations Committee has recommended to the boards the re-appointment of each director and in the case of Mr Smith, also his proposed appointment to the Executive Board of Reed Elsevier NV.

Board induction and information
On appointment and as required, directors receive training appropriate to their level of previous experience. This includes the provision of a tailored induction programme so as to provide newly appointed directors with information about the Reed Elsevier businesses and other relevant information to assist them in performing their duties. Non-executive directors are encouraged to visit the Reed Elsevier businesses to meet management and senior staff.

All directors have full and timely access to the information required to discharge their responsibilities fully and efficiently. They have access to the services of the respective company secretaries, other members of Reed Elsevier's management and staff, and external advisors. Directors may take independent professional advice in the furtherance of their duties, at the relevant company's expense.

In addition to scheduled board and board committee meetings held during the year, directors attend many other meetings and site visits. Where a director is unable to attend a board or board committee meeting he or she is provided with all relevant papers and information relating to that meeting and is able to discuss issues arising with the respective Chairman and other Board members.

Elsevier Reed Finance BV has a two-tier board structure comprising a Supervisory Board and a Management Board. The Supervisory Board consists of Rudolf van den Brink (Chairman), Mark Armour and Dien de Boer-Kruyt, with the Management Board consisting of Jacques Billy and Gerben de Jong. Appointment to the Supervisory and Management Boards are made by Elsevier Reed Finance BV's shareholders, in accordance with the company's Articles of Association.

Members	Number of meetings held whilst a director	Number of meetings attended
Mark Armour	3	3
Jacques Billy	3	3
Dien de Boer-Kruyt	3	3
Rudolf van den Brink	3	3
Gerben de Jong	3	3

Board Committees
In accordance with the principles of good corporate governance, the following committees, all of which have written terms of reference, have been established by the respective boards. Membership of each committee is set out on pages 48 and 49. The terms of reference of these committees are published on the Reed Elsevier website, www.reedelsevier.com.

Audit Committees: Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc have established Audit Committees. The Committees comprise only non-executive directors, all of whom are independent, and are chaired by Lord Sharman.

A report of the Audit Committees, setting out the role of the Committees and their main activities during the year, appears on pages 81 and 82.

Members	Number of meetings held whilst a Committee member	Number of meetings attended
Lisa Hook	5	5
David Reid	5	5
Lord Sharman	5	5

The functions of an audit committee in respect of the financing activities are carried out by the Supervisory Board of Elsevier Reed Finance BV.

Remuneration Committee: Reed Elsevier Group plc has established a Remuneration Committee, which is responsible for recommending to the boards the remuneration for the executive directors of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV. The Committee, which comprises only independent non-executive directors, is chaired by Mark Elliott. A Directors' Remuneration Report, which has been approved by the boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV, appears on pages 60 to 80. This report also serves as disclosure of the directors' remuneration policy, and the remuneration and interests of the directors in the shares of the two parent companies, Reed Elsevier PLC and Reed Elsevier NV.

Members	Date of cessation during the year	Number of meetings held whilst a Committee member	Number of meetings attended
Mark Elliott		5	5
Jan Hommen		5	5
Robert Polet		5	4
Rolf Stomberg	April 2008	1	0

Following the retirement of Rolf Stomberg in April 2008, the Committee has comprised three independent non-executive directors, including the Chairman of Reed Elsevier. David Reid was appointed an additional member of the Committee in February 2009.

Nominations Committee: Reed Elsevier PLC and Reed Elsevier NV have established a joint Nominations Committee, which provides a formal and transparent procedure for the selection and appointment of new directors to the boards. The Committee comprises a majority of independent non-executive directors. Although he is not independent, the boards believe that it has been appropriate for Sir Crispin Davis, as Chief Executive Officer, to have been a member of the Committee, since he has provided a perspective which assisted the Committee in nominating candidates to the boards who will be able to work as a team with both the executive and non-executive directors. Sir Crispin did not participate in the Committee's deliberations concerning the selection and appointment of his successor.

Jan Hommen relinquished chairmanship of the Committee in January 2009, following the announcement that he would be stepping down as Chairman and as a member of the boards in April 2009. David Reid has chaired Committee meetings since January 2009.

Structure and corporate governance continued

The Committee's terms of reference include assuring board succession and making recommendations to the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc concerning the appointment or re-appointment of directors to, and the retirement of directors from, those boards. In conjunction with the Chairman of the Reed Elsevier Group plc Remuneration Committee and external consultants, the Committee is also responsible for developing proposals for the remuneration and fees for new directors. In recommending appointments to the Reed Elsevier NV Supervisory Board, the Committee considers the knowledge, experience and background of individual directors and the Supervisory Board as a whole, having regard to the profile adopted for the constitution of the Supervisory Board (see www.reedelsevier.com).

Members	Date of cessation during the year	Number of meetings held whilst a Committee member	Number of meetings attended
Sir Crispin Davis		9	3
Mark Elliott		9	9
Jan Hommen		9	9
David Reid		9	9
Lord Sharman		9	9
Rolf Stomberg	April 2008	4	2

Corporate Governance Committee: Reed Elsevier PLC and Reed Elsevier NV have established a joint Corporate Governance Committee, which is responsible for reviewing ongoing developments and best practice in corporate governance. The Committee is also responsible for recommending the structure and operation of the various committees of the boards and the qualifications and criteria for membership of each committee, including the independence of members of the boards. The Committee comprises only non-executive directors, all of whom are independent, and is chaired by Jan Hommen.

During the period the Committee concluded that no significant changes were required as regards Reed Elsevier's current policies and best practices. The Committee assessed the performance of individual directors and, led by the senior independent director, also assessed the performance of the Chairman. Using questionnaires completed by all directors, the Committee reviewed the functioning and constitution of the boards and their committees. Based on these assessments and on the board effectiveness review, the Committee believes that the performance of each director continues to be effective and that they demonstrate commitment to their respective roles in Reed Elsevier.

Members	Date of cessation during the year	Number of meetings held whilst a Committee member	Number of meetings attended
Dien de Boer-Kuyt		1	0
Mark Elliott		1	1
Jan Hommen		1	1
Lisa Hook		1	1
Robert Polet		1	1
David Reid		1	1
Lord Sharman		1	1
Rolf Stomberg	April 2008	0	0

Dutch Corporate Governance Code
During the Annual General Meeting of the shareholders of Reed Elsevier NV held in April 2005, the company's corporate governance was explained, discussed with and approved by shareholders. The corporate governance principles and best practices are set out in Reed Elsevier's corporate governance manual. Reed Elsevier is currently assessing the implications of the new Dutch Corporate Governance Code published in December 2008 and effective for accounting periods commencing on or after 1 January 2009. In accordance with the recommendations of the Dutch Corporate Governance Monitoring Committee, Reed Elsevier NV will present a chapter on the broad outline of its corporate governance structure and compliance with the amended Code for discussion as a separate agenda item at the Annual General Meeting in 2010.

The Combined Board of Reed Elsevier NV has adopted rules governing the functioning of the boards and the relationship with shareholders, reflecting the requirements of the Dutch Code, which are published on the Reed Elsevier website, www.reedelsevier.com.

As Reed Elsevier PLC and Reed Elsevier NV are subject to various corporate governance principles and best practice codes, Reed Elsevier's corporate governance may not apply fully the verbatim language of all principles and best practice provisions of the Dutch Code. The following recommendations are not fully applied for reasons set out above or explained below:

→ **Best practice provision II.2.3:** Executive directors are required to build up a minimum shareholding and Reed Elsevier uses long term incentive arrangements in the form of awards of shares which may vest after three years. The intent of this shareholding policy is to align the interests of senior executives and shareholders. This intent is in compliance with the Code. Shares received on joining the company in compensation for vested benefits under incentive schemes from a previous employer are not to be considered as free shares in this context.

→ **Best practice provisions II.2.6 and III.7.3:** In view also of the foreign residency and nationality of the majority of members of the Combined Board, it has been deemed sufficient that notifications of holdings in Dutch listed companies other than Reed Elsevier NV shall be done annually rather than quarterly as required by this Code provision.

→ **Best practice provision III.2.7:** Executive directors have an employment agreement under English law that provides for a notice period not exceeding one year. None of the employment agreements contain severance pay arrangements beyond the notice period. Although the principle that severance pay should not exceed one year's salary is supported, there may be exceptional circumstances that could justify additional compensation on termination for loss of variable remuneration components.

→ **Best practice provisions II.2.10 and II.2.11:** In view of their detailed specificity and complexity and because of the confidential or potentially commercially sensitive nature of the information concerned, individual performance targets and achievements relevant for variable executive remuneration will only be disclosed in general terms.

Structure and corporate governance continued

→ **Best practice provision III.3.4:** The criterion for determining the maximum number of directorships is the assurance of proper performance instead of a fixed number.

→ **Principle III.5:** The Chairman of the Executive Board is a member of the Nominations Committee (see page 56).

→ **Best practice provision II.3.4 and III.6.3:** The disclosure of transactions where directors have a conflict of interest, as required by these provisions, shall be qualified to the extent required under applicable rules and laws pertaining to the disclosure of price sensitive information, confidentiality and justified aspects of competition.

→ **Principle III.7:** The remuneration of Supervisory Board members is determined by the Combined Board in the context of the board harmonisation with Reed Elsevier PLC and Reed Elsevier Group plc, having regard for the maximum approved by the general meeting of shareholders.

→ **Best practice provision IV.1.1:** Appointments, suspensions or removal procedures of members of the Executive Board or Supervisory Board are set out on pages 54 and 55.

→ **Best practice provision IV.3.1:** It is considered impractical and unnecessary to provide access for shareholders to all meetings with analysts and all presentations to investors real time. Price sensitive and other information relevant to shareholders is disclosed as appropriate and made available on the website.

Internal control
Parent companies
The boards of Reed Elsevier PLC and Reed Elsevier NV exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC and Reed Elsevier NV have each adopted a schedule of matters which are required to be brought to them for decision. In relation to Reed Elsevier Group plc and Elsevier Reed Finance BV, the boards of Reed Elsevier PLC and Reed Elsevier NV approve the strategy and the annual budgets, and receive regular reports on the operations, including the treasury and risk management activities of the two companies. Major transactions proposed by the boards of Reed Elsevier Group plc or Elsevier Reed Finance BV require the approval of the boards of both Reed Elsevier PLC and Reed Elsevier NV.

The Reed Elsevier PLC and Reed Elsevier NV Audit Committee meet on a regular basis to review the systems of internal control and risk management of Reed Elsevier Group plc and Elsevier Reed Finance BV.

Operating companies
The board of Reed Elsevier Group plc is responsible for the system of internal control of the Reed Elsevier publishing and information businesses, while the boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV are also responsible for reviewing the effectiveness of their system of internal control.

The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. This process has been in place throughout the year ended 31 December 2008 and up to the date of the approvals of the Annual Reports and Financial Statements 2008.

Reed Elsevier Group plc
Reed Elsevier Group plc has an established framework of procedures and internal controls, with which the management of each business is required to comply. Group businesses are required to maintain systems of internal control which are appropriate to the nature and scale of their activities and address all significant operational and financial risks that they face. The board of Reed Elsevier Group plc has adopted a schedule of matters that are required to be brought to it for decision.

Reed Elsevier Group plc has a Code of Ethics and Business Conduct that provides a guide for achieving its business goals and requires officers and employees to behave in an open, honest, ethical and principled manner. The Code also outlines confidential procedures enabling employees to report any concerns about compliance, or about Reed Elsevier's financial reporting practice. The Code is published on the Reed Elsevier website, www.reedelsevier.com.

Each division has identified and evaluated its major risks, the controls in place to manage those risks and the levels of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The major risks identified include business continuity, protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel. Further detail on the principal risks facing Reed Elsevier is set out on pages 43 and 44.

The major strategic risks facing the Reed Elsevier Group plc businesses are considered by the Board. During 2008, Reed Elsevier appointed a Chief Risk Officer whose responsibilities include providing regular reports to the Board and Audit Committee. Working closely with divisional and business management and with the central functions, the role of the Chief Risk Officer is to ensure that Reed Elsevier is managing its business risks effectively and in a coordinated manner across the business with clarity on the respective responsibilities and interdependencies. Litigation and other legal regulatory matters are managed by legal directors in Europe and the United States.

The Reed Elsevier Group plc Audit Committee receives regular reports on the identification and management of material risks and reviews these reports. The Audit Committee also receives regular reports from both internal and external auditors on internal control and risk management matters. In addition, each division is required, at the end of the financial year, to review the effectiveness of internal controls and risk management and report its findings on a detailed basis to the management of Reed Elsevier Group plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of Reed Elsevier Group plc. The Chairman of the Audit Committee reports to the boards on any significant internal control matters arising.

Structure and corporate governance continued

Elsevier Reed Finance BV
Elsevier Reed Finance BV has established policy guidelines, which are applied to all Elsevier Reed Finance BV companies. The boards of Elsevier Reed Finance BV have adopted schedules of matters that are required to be brought to them for decision. Procedures are in place for monitoring the activities of the finance group, including a comprehensive treasury reporting system. The major risks affecting the finance group have been identified and evaluated and are subject to regular review. The controls in place to manage these risks and the level of residual risk accepted are monitored by the boards. The internal control system of the Elsevier Reed Finance BV group is reviewed each year by the external auditors.

Annual review
As part of the year end procedures, the audit committees and boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV review the effectiveness of the systems of internal control and risk management during the last financial year. The objective of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss.

The boards have confirmed, subject to the above, that the respective risk management and control systems provide reasonable assurance against material inaccuracies or loss and have functioned properly during the year.

Responsibilities in respect of the financial statements
The directors of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV are required to prepare financial statements as at the end of each financial period, which give a true and fair view of the state of affairs, and of the profit or loss, of the respective companies and their subsidiaries, joint ventures and associates. They are responsible for maintaining proper accounting records, for safeguarding assets, and for taking reasonable steps to prevent and detect fraud and other irregularities. The directors are also responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgements and estimates that are prudent and reasonable.

Applicable accounting standards have been followed and the Reed Elsevier combined financial statements, which are the responsibility of the directors of Reed Elsevier PLC and Reed Elsevier NV, are prepared using accounting policies which comply with International Financial Reporting Standards.

Going concern
The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the 2008 financial statements.

In reaching this conclusion, the directors of Reed Elsevier PLC and Reed Elsevier NV have had due regard to the following. After taking account of available cash resources, committed bank facilities that back up short term borrowings and term debt issued in January 2009, no borrowings fall due within the next two years that require refinancing from resources not already available to Reed Elsevier. The strong free cash flow of the business (which for the three years ended 31 December 2008 was £999m, £717m and £756m respectively before exceptional restructuring and acquisition related costs), resources and committed back up facilities in place, and Reed Elsevier's ability to access debt capital markets, taken together, provide confidence that Reed Elsevier will be able to meet its obligations as they fall due. Further information on liquidity can be found on pages 24, 25 and 27 in the Chief Financial Officer's Report and in note 19 of the combined financial statements.

US certificates
As required by Section 302 of the US Sarbanes-Oxley Act 2002 and by related rules issued by the US Securities and Exchange Commission, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and of Reed Elsevier NV certify in the respective Annual Reports 2008 on Form 20-F to be filed with the Commission that they are responsible for establishing and maintaining disclosure controls and procedures and that they have:

→ designed such disclosure controls and procedures to ensure that material information relating to Reed Elsevier is made known to them;

→ evaluated the effectiveness of Reed Elsevier's disclosure controls and procedures;

→ based on their evaluation, disclosed to the Audit Committees and the external auditors all significant deficiencies in the design or operation of disclosure controls and procedures and any frauds, whether or not material, that involve management or other employees who have a significant role in Reed Elsevier's internal controls; and

→ presented in the Reed Elsevier Annual Report 2008 on Form 20-F their conclusions about the effectiveness of the disclosure controls and procedures.

A Disclosure Committee, comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers, provides assurance to the Chief Executive Officer and Chief Financial Officer regarding their Section 302 certifications.

Section 404 of the US Sarbanes-Oxley Act 2002 requires the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and of Reed Elsevier NV to certify in the respective Annual Reports 2008 on Form 20-F that they are responsible for maintaining adequate internal control structures and procedures for financial reporting and to conduct an assessment of their effectiveness. The conclusions of the assessment of internal control structures and financial reporting procedures, which are unqualified, are presented in the Reed Elsevier Annual Report 2008 on Form 20-F.

Directors' remuneration report

Remuneration Committee

Executive directors

Non-executive directors

Total Shareholder Return graphs

Remuneration and share tables

This report describes how Reed Elsevier applies the principles of good governance relating to directors' remuneration. It has been prepared by the Remuneration Committee (the Committee) of Reed Elsevier Group plc in accordance with Schedule 7A of the Companies Act 1985 and the Dutch Corporate Governance Code.

The Directors' Remuneration Report was approved by the boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV and will be submitted to shareholders for an advisory vote at the Annual General Meeting of Reed Elsevier PLC. It contains the disclosures required for financial year 2008 under the Dutch Corporate Governance Code and Dutch legislation.

The audited parts of the Directors' Remuneration Report
In compliance with the UK Directors' Remuneration Report Regulations 2002, and under Title 9, Book 2 of the Civil Code in the Netherlands the following elements of this report have been audited: the table entitled 'Transfer value of accrued pension benefits' on page 69; the tables showing 'Aggregate emoluments' and 'Individual fees of non-executive directors' on page 73; the tables on 'Individual emoluments of executive directors' and 'Directors' shareholdings in Reed Elsevier PLC and Reed Elsevier NV' on page 74; and the section 'Share-based awards in Reed Elsevier PLC and Reed Elsevier NV' on pages 75-80.

Introduction from Remuneration Committee Chairman

The economic environment in which Reed Elsevier does business changed substantially during the course of 2008 and, inevitably, the Committee's agenda during the year evolved to reflect the changing climate. In the first half of 2008 we reviewed a number of longer term strategic issues: primarily the performance measures used in our long term incentives, and the role and effectiveness of our share option programme. We increased the performance targets to be applied to long term incentive awards made in 2008 and reconfirmed our continued use of share options.

The Committee continues to keep all aspects of executive remuneration under review, given the developing business and governance environment.

Remuneration arrangements play an important role in the successful execution of Reed Elsevier's talent strategy. We successfully recruited Ian Smith as CEO to succeed Sir Crispin Davis upon his retirement in March 2009. Gerard van de Aast left Reed Elsevier when his role ceased to exist following a restructuring of Reed Business. His severance arrangements reflect the application of mitigation and the standard rules of our incentive plans.

Notwithstanding Reed Elsevier's strong performance during 2008 and positive outlook for 2009, in view of the wider economic climate, the Committee decided not to increase the salaries for executive directors with effect from 1 January 2009.

As in previous years, our approach to preparing this report has been to meet the highest standards of disclosure, whilst aiming to produce a clear and understandable report. Following the publication in December 2008 of the amended Dutch Corporate Governance Code, the Committee reviewed the current level of disclosure and believes that it already complies with the substance of the requirements. During 2009, the Committee will continue to monitor its approach to disclosure, as more detailed guidance and clarification on the amended Code provisions becomes available.

Mark Elliott
Chairman, Remuneration Committee

Directors' remuneration report continued

Remuneration Committee

Constitution
Throughout 2008, the Committee consisted of independent non-executive directors, as defined by the Combined Code of the FSA Listing Rules and the Dutch Corporate Governance Code, and the Chairman of Reed Elsevier. Details of Committee members and meeting attendance are contained in the section on '*Structure and corporate governance*'. The Company Secretary, Stephen Cowden, also attends the meetings in his capacity as secretary to the Committee. At the invitation of the Committee Chairman, the Reed Elsevier CEO attends appropriate parts of the meetings.

Ian Fraser (Group HR Director) and Philip Wills (Director, Compensation and Benefits) provided material advice to the Committee during the year.

Advisors
Towers Perrin acted as external advisers to the Committee throughout 2008 and also provided market data and data analysis. Towers Perrin also provide actuarial and other human resources consultancy services directly to some Reed Elsevier companies.

Terms of reference
The Committee is responsible for:

→ Setting the remuneration in all its forms, and the terms of the service contracts and all other terms and conditions of employment of directors of Reed Elsevier Group plc appointed to any executive office of employment.

→ Advising the Chief Executive Officer on the remuneration of members of the Management Committee (other than executive directors) of Reed Elsevier Group plc and of the Company Secretary.

→ Providing advice to the Chief Executive Officer, as required, on major policy issues affecting the remuneration of executives at a senior level below the Board.

→ Establishing and amending the rules of all share-based incentive plans for approval by shareholders.

A copy of the terms of reference of the Committee can be found on the Reed Elsevier website, www.reedelsevier.com.

Executive directors

Remuneration philosophy and policy
The context for Reed Elsevier's remuneration policy and practices is set by the needs of a group of global business divisions, each of which operates internationally by line of business. Furthermore, Reed Elsevier's market listings in London and Amsterdam combined with the majority of its employees being based in the US provides a particular set of challenges in the design and operation of remuneration policy.

Our remuneration philosophy
Reed Elsevier's guiding remuneration philosophy for senior executives is based on the following precepts:

→ Performance-related compensation; this is underpinned by Reed Elsevier's demanding performance standards.

→ Creation of shareholder value; this is at the heart of our corporate strategy and is vital to meeting our investors' goals.

→ Competitive remuneration opportunity; this helps Reed Elsevier attract and retain the best executive talent from anywhere in the world.

→ A balanced mix of remuneration between fixed and variable elements, and short and long term performance.

→ Aligning the interests of executive directors with shareholders.

Our remuneration policy
In line with this guiding philosophy our remuneration policy is described below.

→ Reed Elsevier aims to provide a total remuneration package that is able to attract and retain the best executive talent from anywhere in the world, at an appropriate level of cost.

→ In reaching decisions on executive remuneration, the Committee takes into account the remuneration arrangements and levels of increase applicable to senior management and Reed Elsevier employees generally.

→ The Committee considers the social, governance, and environmental implications of its decisions, particularly when setting and measuring performance objectives and targets, and seeks to ensure that incentives are consistent with the appropriate management of risk.

→ Total remuneration of senior executives will be competitive with that of executives in similar positions in comparable companies, which includes global sector peers and companies of similar scale and international complexity.

→ Competitiveness is assessed in terms of total remuneration (ie salary, short and long term incentives and benefits).

→ The intention is to provide total remuneration that reflects sustained individual and business performance; ie median performance will be rewarded by total remuneration that is positioned around the median of relevant market data and upper quartile performance by upper quartile total remuneration.

→ The Committee will consider all available discretion to claw back any payouts made on the basis of materially misstated data. With effect from 2009, the rules of all incentive plans have been amended to provide for specific provisions in this regard.

Directors' remuneration report continued

How the performance measures in the incentives link to our business strategy

The Committee believes that the main driver of long term shareholder value is sustained growth in profitability. The primary measure of profitability that is used throughout the business is growth in adjusted earnings per share at constant currencies (Adjusted EPS). This performance measure has therefore been adopted as the key driver of performance in our longer term incentives.

Our Annual Incentive Plan is focused on operational excellence as measured by the critical financial measures of revenue, profit and cash generation. In addition, a significant portion of the annual bonus is dependent on performance against a set of key performance objectives (KPOs), including returns metrics appropriate for each business. These are focused on the delivery of strategic priorities which create the essential platform for sustainable growth. These priorities align with the strategic imperatives described elsewhere in this report.

In our Long Term Incentive Plan we also use Total Shareholder Return (TSR) relative to a focused industry peer group. Significant shareholding requirements are a condition of participation in the LTIP programme and of vesting the awards. This increases alignment of interest between our senior executives and our shareholders.

The balance between fixed and performance related pay

Around 70% of each executive director's total remuneration package is linked to performance. The elements of the total remuneration package are described on page 63. The following diagram shows the balance between the fixed and variable elements of the remuneration package assuming that target performance will be achieved in 2009.


1
2
3
4

Fixed pay elements 30%
1 Salary 20%
2 Pension & other benefits 10%

Variable pay elements 70%
3 Annual incentives 20%
4 Long-term incentives 50%

To illustrate how our levels of compensation are driven by business performance we have produced the chart below (scale in percent of base salary). This illustrates the way in which remuneration payable to an executive director for 2009 would vary from base salary at minimum up to a theoretical maximum under different performance scenarios. For the purposes of this illustration a number of assumptions have been made in relation to share price growth and vesting/payout levels at the different levels of performance.


700
600
500
400
300
200
100
0
Minimum
Threshold
Target
Maximum
LTIP
BIP
ESOS
AIP
Salary

Our approach to market positioning and benchmarking

The market competitiveness of total remuneration (ie salary, short and long term incentives and benefits) is assessed against a range of relevant comparator groups as follows:

→ Global peers in the media sector which includes those companies in our TSR comparator group set out on page 66.

→ UK listed companies of similar size and international scope (excluding those in the financial services sector).

→ US listed companies of similar size and international scope (excluding those in the financial services sector).

→ Netherlands listed companies of similar size and international scope.

The competitiveness of our remuneration packages is assessed by the Committee as part of the annual review cycle for pay and performance, in line with the process set out below.

→ First, the overall competitiveness of the total remuneration packages is assessed. The appropriate positioning of an individual's total remuneration against the market is determined based on the Committee's judgement of individual performance and potential.

→ The Committee then considers market data and benchmarks for the different elements of the package including salary, total annual cash and total remuneration.

→ If it is determined that a total remuneration competitive gap exists, the Committee believes that this should be addressed via a review of performance linked compensation elements in the first instance.

→ Benefits, including medical and retirement benefits, are positioned to reflect local country practice.

Directors' remuneration report continued

The total remuneration package

Each element of the remuneration package is designed to achieve specific objectives, as described in the table below. The combination of elements creates a unified and balanced reward mix. The value of the reward package is only maximised through the integrated delivery of short and longer term performance. Reward for the delivery of business results is connected with reward for value flowing to shareholders. The incentive arrangements are structured in such a way that reward cannot be maximised through inappropriate short term risk-taking.

The key elements of the reward package for executive directors are summarised below:

Summary of remuneration elements for executive directors

Element	Purpose	Performance period	Performance measure
Salary	Positions the role and individual appropriately within the relevant market for executive talent	Not applicable	Reflects the sustained value of an executive's skills, experience and contribution compared with the relevant talent market
Annual Incentive Plan (AIP)	Provides focus on the delivery of annual financial targets/budgets Motivates the achievement of annual strategic milestones that create a platform for future performance	One year	Annual targets for: revenue, profit, cash flow conversion rate and key performance objectives
Bonus Investment Plan (BIP)	Encourages personal investment in and ongoing holding of Reed Elsevier shares promoting greater alignment with shareholders Supports retention of key talent	Three years	Vesting subject to achievement of Adjusted EPS hurdle and continued employment There is no retesting of the performance condition
Executive Share Option Scheme (ESOS)	Provides focus on longer term share price growth Rewards sustained delivery and quality of earnings growth	Three years	On grant – Adjusted EPS growth over the three-year performance period prior to grant and individual performance On vesting – Adjusted EPS growth over the three-year performance period post-grant There is no retesting of the performance condition
Long Term Incentive Plan (LTIP)	Drives value creation via the delivery of sustained earnings growth and superior returns for shareholders	Three years	Vesting subject to Adjusted EPS growth and Total Shareholder Return measured relative to industry peers There is no retesting of the performance condition
Retirement benefits	Positioned to ensure broad competiveness with local country practice	Not applicable	Terms and vesting are specific to individual with reference to relevant country practice

Each of these remuneration elements is described in greater detail in the remainder of this section.

Directors' remuneration report continued

Salary
Salary reflects the role and the sustained value of the incumbent in terms of skills, experience and contribution in the context of the relevant market.

Salaries are reviewed annually in the context of the competitiveness of total remuneration. Any increases typically take effect on 1 January.

Notwithstanding Reed Elsevier's strong performance during 2008 and positive outlook for 2009, in view of the wider economic climate, the Committee decided not to increase the salaries for executive directors with effect from 1 January 2009.

	Salary from 1 January 2009	Salary from 1 January 2008
Mark Armour	**£613,440**	£613,440
Sir Crispin Davis	**£1,181,100**	£1,181,100
Erik Engstrom	**$1,192,464**	£627,612
Andrew Prozes	**$1,215,180**	$1,215,180
Ian Smith*	**£900,000**	–

*Joined the Board as CEO-designate on 1 January 2009 and will take on the role of Reed Elsevier CEO on retirement of Sir Crispin Davis in March 2009.

During 2008 Erik Engstrom's remuneration package was returned to a US dollar base. His previous US dollar-denominated annualised base salary as at 1 January 2007 of $1,146,600 was increased by 4% reflecting the salary increase that took effect on 1 January 2008 whilst his salary was denominated in sterling.

Reed Elsevier uses the same factors to determine the levels of increase across all employee populations globally: ie relevant pay market, skills, experience and contribution. Reed Elsevier operates across many diverse countries in terms of their remuneration structures and practices. Any increases awarded to different employee groups in different geographies reflect this diversity and range of practices. No salary increases are being awarded across the senior management population for 2009, except for promotions or where significant market adjustments are required.

Annual Incentive Plan (AIP)
The AIP provides focus on the delivery of financial targets set out in the annual budget. It further motivates the achievement of strategic annual goals and milestones that create a platform for future performance.

How the AIP works
For 2009, directors have a target bonus opportunity of 100% of salary (unchanged from 2008) that is weighted as follows across four elements:

Measure	**Weighting**
Revenue	30%
Profit*	30%
Cash Flow Conversion Rate	10%
Key Performance Objectives (KPOs)	30%

*The Profit measure for the CEO and CFO is Adjusted Profit After Tax for the Reed Elsevier combined businesses. The profit measure for Divisional CEOs is the Adjusted Operating Profit for their respective divisions.

The target bonus opportunity for the financial measures is payable for the achievement of highly stretching financial targets, set in line with the annual budget for the relevant business. The four elements are measured separately, such that there could be a payout on one element and not on others.

The KPOs are individual to each executive director. Each director is set up to six KPOs to reflect critical business priorities for which they are accountable. For 2009, the KPOs for executive directors will include returns metrics, reinforcing the importance placed by the Board on investment returns. Against each objective, a number of measurable 'milestone targets' are set for the year. All financial targets and KPOs are approved by the Committee at the beginning of the year.

For 2009, payment against each financial performance measure will only commence if a threshold of 97.5% of the target is achieved (unchanged from 2008). A maximum bonus of 150% of salary can be earned (unchanged from 2008) for substantial out-performance against the demanding annual budget targets and for the achievement of agreed KPOs to an exceptional standard.

AIP Payments for 2008
In assessing the level of bonus payments for 2008, the Committee noted the following underlying performances:

	Underlying percentage change over 2007 at constant exchange rates	
	Revenue	**Adjusted operating profit**
Elsevier	5%	10%
LexisNexis	5%	10%
Reed Business*	4%	8%
Reed Elsevier	4%	9%

*Includes Reed Business Information and Reed Exhibitions.

The 2008 financial results were strong. At constant exchange rates, revenue growth in continuing operations was +7% (or 4% higher underlying, ie before acquisitions and disposals); underlying margins improved by 110 basis points; and adjusted operating profits were up 12% (or 9% underlying). Return on capital, increasing for the fifth successive year to 12.1% post tax, and conversion of adjusted operating profit into cash at 102% underpinned the quality of the earnings growth achieved.

At divisional level, Elsevier, LexisNexis and Reed Exhibitions all showed good underlying revenue growth and strong double-digit growth in adjusted operating profit (at constant currencies). Reed Business Information held up well for most of the year, but was impacted by deteriorating advertising markets in the final quarter.

Reed Elsevier
Annual Reports and
Financial Statements
2008

Directors' remuneration report continued

The strong financial performance was accompanied by very solid performances by individual directors against their key performance objectives. The only significant shortfall was in respect of the failure to divest Reed Business Information, which was largely due to the poor credit markets and the deteriorating economic environment. Achievements included the successful acquisition and well-advanced integration of ChoicePoint and good progress in refinancing the acquisition facility; innovation in new products and services to match the growing demand for online information and workflow solutions; the successful delivery of major restructuring programmes across the businesses and corporate functions, which are on track to deliver their annual savings targets; and the further development of business sectors targeted for strategic growth.

Overall, this resulted in the following bonuses for directors which, in the context of the highly challenging financial targets set for 2008, were generally below the on-target level.

	2008 annual bonus (to be paid in March 2009)	% of salary
Gerard van de Aast	**£344,273**	**58.7**
Mark Armour	**£558,230**	**91.0**
Sir Crispin Davis	**£1,074,801**	**91.0**
Erik Engstrom	**$1,235,139**	**105.1**
Andrew Prozes	**$950,878**	**78.2**

Bonus Investment Plan (BIP)

The BIP encourages personal investment and ongoing shareholding in Reed Elsevier shares to develop greater alignment with shareholders.

How the BIP works

Executive directors and other designated key senior executives may invest up to half of their cash bonus received under the AIP in Reed Elsevier PLC or Reed Elsevier NV securities. Subject to continued employment and their retaining these investment shares during a three-year performance period, participants will be awarded an equivalent number of matching shares.

The vesting of the matching shares is subject to the achievement of a performance condition. For the 2008 and 2009 matching awards this has been increased to at least 8% (from 6% in 2007 and 2006) per annum compound growth in Adjusted EPS over the three-year performance period. In the event of a change of control, the vesting of the matching shares is subject to the discretion of the Committee.

Contingent awards of matching shares made under the BIP to executive directors during 2008 and matching awards vested under the 2005-2007 BIP cycle are disclosed in the share tables on pages 75-80. Adjusted EPS performance over the three years ended 31 December 2007 was 11.4% p.a. and exceeded the performance condition to vest the 2005 matching awards.

At the date of this report, the Committee determined that the performance condition in respect of the 2006-2008 cycle of the BIP had been met. Therefore, subject to continued employment through the vesting date, the 2006 matching awards will vest on 3 April 2009.

Executive Share Option Scheme (ESOS)

The Executive Share Option Scheme is designed to provide focus on longer term share price growth and reward the sustained delivery and quality of earnings growth.

How the ESOS works

Annual grants of options are made over shares in Reed Elsevier PLC and Reed Elsevier NV at the market price on the date of grant. The size of the total grant pool available for all participants is determined by the compound annual growth in Adjusted EPS over the three years prior to grant. The maximum target grant pool for all participants is defined with reference to share usage during the base year as follows:

Adjusted EPS growth per annum 2008 & 2009 ESOS grants	2007 & 2006 grants	Target Grant Pool
Less than 8%	Less than 6%	50%
8% or more	6% or more	75%
10% or more	8% or more	100%
12% or more	10% or more	125%
14% or more	12% or more	150%

ESOS awards to executive directors are subject to an annual individual maximum of three times salary. The awards to individual directors are subject to the following three performance criteria:

Test 1	On grant	The size of the Target Grant Pool determined as above.
Test 2	On grant	Individual performance prior to grant.
Test 3	On vesting	Compound Adjusted EPS growth during the three years following grant of at least 8% per annum (6% p.a. for 2006 and 2007 ESOS awards). There is no retesting of the performance condition.

ESOS awards made in 2008 to the executive directors are disclosed in the share tables on pages 75-80. Adjusted EPS performance over the three years ended 31 December 2007 was 11.4% p.a. and exceeded the performance condition to vest the 2005 ESOS awards.

At the date of this report, the Committee determined that the performance condition in respect of the 2006-2008 cycle of the ESOS had been met. Therefore, subject to continued employment through the vesting date, the 2006 ESOS awards will vest on 13 March 2009.

Options are exercisable between three and ten years from the date of grant (except for defined categories of approved leavers). In the event of a change of control, the Committee would make an assessment of progress against targets at the time the change of control occurs.

Directors' remuneration report continued

Long Term Incentive Plan (LTIP)

The LTIP rewards value creation via the delivery of sustained earnings growth and superior returns for shareholders.

How the LTIP works

Award of a target number of shares → [Performance is measured over a three-year performance period: Vesting depends on compound growth in Adjusted EPS → Relative TSR performance can increase or decrease the target award] → Number of shares vesting plus accrued notional dividends determined by performance achieved

Executive directors are eligible to receive an annual award of performance shares with a target value of up to 135% of salary. The vesting of the award is subject to performance against two measures: Adjusted EPS growth and relative TSR performance over the same three-year performance period. The awards are subject to meeting shareholding requirements and to the executive agreeing to be bound by strict non-compete provisions.

EPS measure

No payout is made under the LTIP unless Reed Elsevier achieves compound Adjusted EPS growth of at least 10% per annum. This is irrespective of the associated TSR performance.

Maximum vesting (under the EPS component) is achieved for compound growth of 14% per annum or higher.

TSR measure

The award earned under the EPS component may be increased or decreased by TSR performance measured against a group of industry peers over three years:

- If TSR performance is below median, this will reduce the target award.
- The maximum uplift to the target award will be applied if TSR performance places Reed Elsevier at or above the upper quartile of the comparator group.

The combined effect of the two performance measures is shown in the following table, which sets out the potential vesting as a percentage of the initial target award:

LTIP vesting schedule

Adjusted EPS growth p.a.		TSR ranking			
2008 & 2009 awards	2007 & 2006 awards	Below median	Median	62.5th percentile	Upper quartile and above
Below 10%	Below 8%	0%	0%	0%	0%
10%	8%	28%	35%	42%	49%
12%	10%	80%	100%	120%	140%
14% and above	12% and above	108%	135%	162%	189%

The TSR comparator group is made up of global industry peers. The comparators applicable to the outstanding LTIP awards and the 2009 award are set out below.

TSR comparators*

	2009 Award	2008 Award	2007 Award	2006 Award
ChoicePoint		✓	✓	✓
DMGT	✔	✓	✓	✓
Dow Jones			✓	✓
Dun & Bradstreet	✔	✓	✓	✓
Emap		✓	✓	✓
Experian	✔			
Fair Issac	✔	✓	✓	✓
Informa	✔	✓	✓	✓
John Wiley & Sons	✔	✓	✓	✓
Lagardere Groupe	✔	✓	✓	✓
McGraw-Hill	✔	✓	✓	✓
Pearson	✔	✓	✓	✓
Reuters Group			✓	✓
Taylor Nelson Sofres		✓	✓	✓
The Thomson Corp			✓	✓
Thomson Reuters	✔	✓		
United Business Media	✔	✓	✓	✓
VNU				✓
Wolters Kluwer	✔	✓	✓	✓
WPP Group	✔	✓	✓	✓

*Reflects the composition of the comparator group as at the date of grant.

The Committee considers the above performance conditions to be tougher than normal UK practice because the TSR element can enhance the reward to participants if, but only if, the Adjusted EPS test has first been achieved, as explained above.

The Committee has full discretion to reduce or cancel awards granted to participants based on its assessment as to whether the Adjusted EPS and TSR performance fairly reflects the progress of the business having regard to underlying revenue growth, cash generation, return on capital employed and any significant changes in currency and inflation, as well as individual performance.

To the extent that the underlying shares vest, notional dividends are paid out as a cash bonus at the end of the three-year performance period.

Directors' remuneration report continued

Operation of the LTIP

Numerous mergers and acquisitions have impacted the comparator group companies during the performance cycle. The Committee applies a fair and consistent basis to determine the relative TSR performance of each company for these purposes. Companies which are taken over within six months after the start of a performance period are excluded from the comparator group. For those that are subject to a transaction more than six months into a performance period, any transaction-related share price premium is eliminated and the TSR prior to the transaction is indexed forward using the daily average share price movement for the remaining companies in the peer group.

The averaging period applied for TSR measurement purposes is six months prior to the start of the financial year in which the award is made and the final six months of the third financial year of the performance period.

The TSR of each comparator company is calculated in the currency of its primary listing.

Reed Elsevier's TSR is taken as a simple average of the TSR of Reed Elsevier PLC and Reed Elsevier NV.

In the event of a change of control, the performance test applied under the LTIP will be based on an assessment by the Committee of progress against the Adjusted EPS and TSR targets at the time the change of control occurs (subject to any rollover that may apply).

Details of LTIP target awards made during 2008 are set out in the share tables on pages 75-80. No LTIP awards vested during 2008.

Vesting of 2006 LTIP awards

The 2006 LTIP award will formally vest on 27 February 2009, based on the Committee's assessment of Adjusted EPS and TSR performance. At the date of this report, the Committee agreed the following performance in relation to each measure.

Compound Adjusted EPS growth over the three-year performance period was an exceptionally strong 12.5% p.a. This figure represents the simple average of the compound growth in the Adjusted EPS of Reed Elsevier PLC and Reed Elsevier NV disclosed in the financial highlights sections of the 2006, 2007 and 2008 annual reports. The performance for 2008 was the strongest Adjusted EPS growth in a decade. The Committee has determined, with assistance from the Audit Committee, that the compound Adjusted EPS performance of 12.5% p.a. is a fair reflection of the quality of earnings and the progress of the business having regard to underlying revenue growth, cash generation, and return on capital. In reaching this determination, the Committee had due regard to the impact of the strategic initiatives during the period designed to enhance long term shareholder returns, including the divestment of Harcourt Education, the acquisition of ChoicePoint, the share repurchase programme and the significant organisational restructuring.

TSR performance over the same three-year period was assessed by the Committee's external advisor, Towers Perrin, in accordance with a pre-defined methodology, which included specific rules governing companies which de-listed as a result of industry consolidation. The Committee confirmed that the operation of these rules was appropriate and in line with the Committee's intentions. The report from Towers Perrin showed Reed Elsevier to have attained a 76.4th percentile ranking against the peer group of global competitors.

Based on performance against the combined Adjusted EPS and TSR measures, the target awards under the 2006-08 cycle of the LTIP will therefore be subject to the maximum performance uplift of 189% in accordance with the vesting schedule. The Committee believes that this overall level of vesting is fully justified by the exceptionally strong earnings growth and comparative returns to shareholders achieved over the performance period.

The table below sets out the number of shares in Reed Elsevier PLC (PLC) and Reed Elsevier NV (NV) that will vest in respect of each director (and former directors) together with the notional dividends accrued during the performance period on the shares due to vest.

	Type of security	No. of shares subject to target award	**No. of shares vesting**	**Accrued notional dividends**
Gerard van de Aast	PLC ord	70,364	**132,987**	**£66,493**
	NV ord	46,332	**87,567**	**€106,131**
Mark Armour	PLC ord	75,075	**141,891**	**£70,945**
	NV ord	49,434	**93,430**	**€113,237**
Sir Crispin Davis	PLC ord	144,550	**273,199**	**£136,599**
	NV ord	95,181	**179,892**	**€218,029**
Erik Engstrom	PLC ord	82,092	**155,153**	**£77,576**
	NV ord	54,055	**102,163**	**€123,821**
Andrew Prozes	PLC ord	83,656	**158,109**	**£79,054**
	NV ord	55,085	**104,110**	**€126,181**
Patrick Tierney	PLC ord	53,685	**101,464**	**£50,732**
	NV ord	35,350	**66,811**	**€80,974**

The aggregate notional dividends per Reed Elsevier PLC and Reed Elsevier NV ordinary share are £0.500 and €1.212 respectively. These reflect the dividends paid in 2006, 2007 and 2008 and exclude the special distribution made in January 2008 following the sale of Harcourt Education.

The vested awards will be disclosed in the share tables of the 2009 remuneration report.

Andrew Prozes had previously waived his right to participate in the 2009 and 2010 cycles of the LTIP. The Committee has determined that his increased scope of responsibility following the acquisition of ChoicePoint during 2008 justifies an award under future cycles of this plan.

Directors' remuneration report continued

LTIP shareholding requirement
The shareholding requirement for the Reed Elsevier Chief Executive Officer is three times salary and for other executive directors two times salary. Executive directors have five years to build up their shareholding to the required level. The shareholding requirement must be met in order to vest the designated LTIP awards and once met, is a condition of ongoing participation in the LTIP.

Details of directors' shareholdings, as at 31 December 2008, are set out on page 74. As at 31 December 2008, those directors who were granted an LTIP award in 2006, and who are subject to ongoing shareholding requirements, well exceeded their requirement in order to vest this award in February 2009.

Treatment of the special distribution for share-based incentives
In January 2008 a special distribution was paid on ordinary shares in Reed Elsevier PLC and Reed Elsevier NV.

The special distribution was not attributed to any unvested share-based awards nor to any vested share options that had been granted under the incentive plans. None of these awards was therefore adjusted as a result of the consolidation of share capital in January 2008.

Other employee share plans
UK-based executive directors are eligible to participate in the HMRC approved all-employee UK Savings-Related Share Option Scheme (SAYE). US-based directors are eligible to participate in the all-employee US-based Employee Stock Investment Plan (EMSIP). Under the EMSIP, employees are able to purchase Reed Elsevier PLC and Reed Elsevier NV securities at the prevailing market price, with commissions and charges being met by Reed Elsevier.

Dilution
The estimated dilution over a ten-year period from outstanding awards over Reed Elsevier PLC shares under all share-based plans was 7.4% of the Reed Elsevier PLC share capital at 31 December 2008. The estimated dilution over the same period in respect of outstanding awards over Reed Elsevier NV shares was 7.6% of the Reed Elsevier NV share capital at 31 December 2008.

Retirement benefits
Retirement benefit provisions are set in the context of the total remuneration for each executive director, taking account of age and service and against the background of evolving legislation and practice in Reed Elsevier's major countries of operation. Base salary is the only pensionable element of remuneration.

Sir Crispin Davis is provided with a UK defined benefit pension arrangement targeting a pension of 45% of salary at his retirement age of 60. **Mark Armour** and **Erik Engstrom** are provided with UK defined benefit pension arrangements under which they accrue a pension of 1/30th of salary for every year of service (up to a maximum of two thirds of salary). The pension is provided through a combination of:

→ the main UK Reed Elsevier Pension Scheme for salary restricted to a cap, determined annually on the same basis as the pre-April 2006 Inland Revenue earnings cap, and

→ Reed Elsevier's unfunded unapproved pension arrangement for salary above the cap.

Prior to 1 November 2007, Erik Engstrom was not a member of any company pension scheme and Reed Elsevier made annual contributions of 19.5% of his salary to his personal pension plan. From 1 November 2007 contributions to his designated retirement account ceased and he became a member of the UK defined benefit pension arrangement.

In respect of **Ian Smith**, Reed Elsevier will pay him a cash allowance in lieu of pension equal to 30% of base salary per annum.

Gerard van de Aast was a member of the UK defined benefit pension arrangement until the termination of his employment on 31 December 2008. On the termination date his period of pensionable service was increased by eight months, reflecting his mitigated notice period.

Andrew Prozes, a US-based director, is provided with a mixed arrangement of defined benefit and defined contribution. In accordance with US legislation, he has no defined retirement age. On 17 July 2007, he became vested in an annual pension of US$300,000. His basic pension continues to accrue at a rate of $42,857 per annum for each completed year of service between 17 July 2007 and 1 February 2011. In addition, Andrew Prozes will be entitled to receive an enhancement to his annual pension unless he resigns or if his employment is terminated by Reed Elsevier for cause prior to 1 February 2011. Any such enhancement will be equal to $3,720.93 times the number of completed calendar months between 1 July 2007 and the date of termination or, if earlier, 1 February 2011. For these purposes, his termination date shall be deemed to be 12 months after he ceases employment.

Patrick Tierney retired on 30 January 2008 and became fully vested in his pension in November 2007. The pension is reduced by the value of any other retirement benefits payable by Reed Elsevier or any former employer (other than those attributable to employee contributions).

The pension arrangements for all directors (UK and non-UK) include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and a spouse's and/or dependants' pension on death.

The increase in the transfer value of the directors' pensions, after deduction of contributions, is shown in the table below. Transfer values for the UK directors have been calculated in accordance with the guidance note GN11 published by the UK Institute of Actuaries and Faculty of Actuaries. The transfer values at 31 December 2008 have been calculated using the transfer value basis adopted by the trustees from 1 October 2008.

The transfer value in respect of individual directors represents a liability in respect of directors' pensions entitlement, and is not an amount paid or payable to the director.

Directors' remuneration report continued

Transfer values of accrued pension benefits

	Age 31 December 2008	Director's contributions £	Transfer value of accrued pension 31 December 2007 £	Transfer value of accrued pension 31 December 2008 £	Increase in transfer value during the year (net of director's contributions)*** £	Accrued annual pension 31 December 2008 £	Increase in accrued annual pension during the year £	Increase in accrued annual pension during the year (net of inflation) £	Transfer value at 31 December 2008 of increase in accrued pension during the year (net of inflation and director's contributions) £
Gerard van de Aast*	51	5,820	1,379,993	2,352,882	967,069	170,943	40,385	35,163	478,166
Mark Armour	54	5,820	3,466,035	4,358,939	887,084	284,535	30,613	20,470	307,772
Sir Crispin Davis	59	5,820	9,416,905	9,609,144	186,419	519,601	73,514	55,670	1,023,707
Erik Engstrom**	45	5,820	28,306	271,227	237,101	24,415	21,054	20,919	226,568
Andrew Prozes	62	–	2,498,231	3,059,120	560,889	231,184	47,302	47,302	625,913
Patrick Tierney	63	–	3,095,761	3,020,215	(75,546)	237,838	–	–	–

*On 1 January 2009 he started to draw his pension of £137,894 p.a.
**Based on a sterling salary which at 1 January 2008 was £627,612.
***For UK directors, includes changes in the calculation basis of transfer values adopted by the scheme trustees from 1 October 2008.

Service contracts

Executive directors are employed under service contracts that provide for a maximum of one year's notice. The contracts neither specify a predetermined level of severance payment nor contain specific provisions in respect of change in control. The Committee believes that, as a general rule, notice periods should be 12 months and that the directors should, subject to practice within their base country, be required to mitigate their damages in the event of termination. The Committee will, however, note local market conditions so as to ensure that the terms offered are appropriate to attract and retain top executives operating in global businesses.

The service contracts for executive directors (and for approximately 100 other senior executives) contain the following three provisions:

- → non-compete provisions which prevent them from working with specified competitors, from recruiting Reed Elsevier employees and from soliciting Reed Elsevier customers for a period of 12 months after leaving employment;
- → in the event of their resigning, they will immediately lose all rights to any outstanding awards under the LTIP, ESOS and BIP granted from 2004 onwards including any vested but unexercised options; and
- → in the event that they were to join a specified competitor within 12 months of termination, any gains made in the six months prior to termination on the vesting or exercise of an LTIP, ESOS and BIP award made from 2004 onwards shall be repayable.

Each of the executive directors has a service contract, as summarised in the table below.

	Contract Date	Expiry date (subject to notice period)	Notice period	Subject to:
Gerard van de Aast(i)	15 November 2000	Ended 31 December 2008	–	English law
Mark Armour(i)	7 October 1996	29 July 2014	12 months	English law
Sir Crispin Davis(i)	19 July 1999	19 March 2009	12 months	English law
Erik Engstrom(i)	25 June 2004	14 June 2025	12 months	English law
Andrew Prozes(ii)	5 July 2000	Indefinite	12 months' salary payable for termination without cause	New York law
Ian Smith(i)	3 November 2008	22 January 2019	12 months	English law
Patrick Tierney(ii)	19 November 2002	Retired 30 January 2008	-	New York law

(i) Employed by Reed Elsevier Group plc (ii) Employed by Reed Elsevier Inc.

Directors' remuneration report continued

Gerard van de Aast's severance arrangements

Gerard van de Aast's position as CEO of Reed Business ceased to exist with effect from 15 December 2008 and his employment ended on 31 December 2008. He received the following compensation on termination:

- → a gross cash sum of £391,000, equal to eight months' annual base salary, representing a mitigated payment in respect of his notice period (this payment was made in January 2009 and will be reported in the audited section of the 2009 remuneration report); and
- → an augmentation of his accrued benefit under the UK defined benefit pension arrangement by an amount that reflects the crediting of his pensionable service by eight months (also reflecting mitigation).

His share-based awards were treated in accordance with the rules of the respective plans and his LTIP shareholding requirement ceased on termination.

Sir Crispin Davis' retirement arrangements

The Committee determined that the following terms shall apply in respect of Sir Crispin Davis' retirement in March 2009:

- → he will continue to be eligible for a pro rata 2009 annual bonus under the AIP. Any bonus due will be paid in the first quarter of 2010 and will be subject to performance in the same way as the bonuses payable to the other executive directors;
- → as is standard practice for retirements early in the year, he will not receive 2009 grants under ESOS and LTIP and will not participate in the 2009 BIP;
- → no termination payments are due since he will be retiring;
- → all unvested share-based awards will be treated in accordance with the rules of the plans, and outstanding options will be exercisable for three-and-a-half years from retirement; and
- → his LTIP shareholding requirement will cease on retirement.

Ian Smith's remuneration arrangements

Ian Smith's base salary on his recruitment on 1 January 2009 was £900,000. He has an on target annual bonus opportunity under AIP of 100% of base salary for 2009 and will be eligible to participate in BIP in 2010 up to a maximum of 50% of his earned annual bonus for 2009.

Ian Smith will be eligible to participate in ESOS and will receive a grant of an option over shares with a market value on the date of grant of 100% of his base salary in February 2009. In addition, he is eligible for a target grant under the 2009-11 cycle of the LTIP with a market value on the date of grant of 135% of base salary. Ian Smith is subject to a shareholding requirement of three times salary to be built up over five years.

The Company will pay a cash allowance in lieu of pension equal to 30% of his base salary. His other benefits are a company car, private medical insurance, disability and life assurance.

Under the terms of his contract, Ian Smith is eligible for an award of performance shares with a market value equal to 90% of his base salary. The grant will be made on 19 February 2009, on terms equivalent to the 2008 LTIP awards made to other executive directors (described on page 66), including the same vesting date, vesting schedule, performance conditions (subject to such adjustments as the Committee considers appropriate) and entitlement to notional dividends.

Any shares to which Ian Smith becomes entitled when the award vests, subject to performance, in 2011 will be satisfied out of existing ordinary shares only. The award will not be pensionable.

The Committee considered the grant of this performance share award to have been essential to secure Ian Smith's services, and was satisfied that the award was appropriate and would align his interests with those of shareholders. As this was a special arrangement to facilitate, in unusual circumstances, Ian Smith's recruitment, shareholder approval was not required by virtue of 9.4.2(2)R of the UK Listing Rules.

Directors' remuneration report continued

Policy on external appointments

The Committee believes that the experience gained by allowing executive directors to serve as non-executive directors on the boards of other organisations is of benefit to Reed Elsevier. Accordingly, executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies (of which only one may be to the board of a major company) and they may retain remuneration arising from such appointments.

→ Gerard van de Aast is a non-executive director of OCE NV and received a fee of €44,723 (£35,494) during 2008 (€37,216 (£25,490) during 2007).

→ Sir Crispin Davis is a non-executive director of GlaxoSmithKline plc and received a fee of £86,250 during 2008 (£70,000 during 2007).

→ Andrew Prozes is a non-executive director of the Cott Corporation and received a fee of $153,790 (£83,130) during 2008 ($62,270 (£31,135) during 2007).

Non-executive directors

Policy on non-executive directors' fees

Reed Elsevier seeks to recruit non-executive directors with the experience to contribute to the boards of a dual-listed global business and with a balance of personal skills that will make a major contribution to the boards and their committee structures. With the exception of Dien de Boer-Kruyt, who serves only on the Supervisory Board of Reed Elsevier NV, non-executive directors, including the Chairman, are appointed to the boards of Reed Elsevier Group plc, Reed Elsevier PLC and the Supervisory Board of Reed Elsevier NV. Non-executive directors' fees represent the directors' membership of the three boards.

The primary source for comparative market data is the practice of FTSE 50 companies, although reference is also made to AEX and US listed companies.

Non-executive directors, including the Chairman, serve under letters of appointment and are not entitled to notice of, or payments following, retirement from the boards.

Fee levels

Non-executive directors receive an annual fee in respect of their memberships of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. The fee paid to Dien de Boer-Kruyt, who serves only on the Supervisory Board of Reed Elsevier NV, reflects her time commitment to that company and to other companies within the Reed Elsevier combined businesses. Non-executive directors are reimbursed for expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provision, share options or other forms of benefit. Fees may be reviewed annually, although in practice they have changed on a less frequent basis.

Following a review in 2007, new fee levels for the non-executive directors took effect from 1 January 2008. Annual fee rates applicable to non-executive directors and the Chairman are set out in the following table:

	Annual fee 2009	Annual fee 2008
Chairman	**€350,000**	€350,000
Non-executive directors	**£55,000/€75,000**	£55,000/€75,000
Chairman of:		
– Audit Committee	**£15,000/€20,000**	£15,000/€20,000
– Remuneration Committee	**£15,000/€20,000**	£15,000/€20,000

The total annual fee payable to Dien de Boer-Kruyt is €48,000. The Reed Elsevier Chairman chairs the Nominations Committee and does not receive a separate fee for his role as chairman of that committee.

The non-executive directors' donation matching programme was discontinued on 31 December 2007.

Directors' remuneration report continued

Total Shareholder Return graphs

As required by Schedule 7A of the Companies Act 1985, the graphs in this section show the Reed Elsevier PLC and Reed Elsevier NV total shareholder return performance, assuming dividends were reinvested. They compare the Reed Elsevier PLC performance with that achieved by the FTSE 100, and the Reed Elsevier NV performance with the performance achieved by the Euronext Amsterdam (AEX) Index, over the five-year period from 31 December 2003 to 31 December 2008.

For the five-year period from 31 December 2003, the TSR for Reed Elsevier PLC was 23%, against a FTSE 100 return of 15%. For Reed Elsevier NV during the same period, TSR was 4% against an AEX Index return of minus 12%. As Reed Elsevier PLC and Reed Elsevier NV are members of the FTSE 100 and AEX Index respectively, these indices are relevant.


Reed Elsevier PLC v FTSE 100 – 5 years
Reed Elsevier PLC
FTSE 100
180
160
140
120
100
80
60
40
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
Dec 08
Reed Elsevier NV v AEX – 5 years
Reed Elsevier NV
AEX Index
180
160
140
120
100
80
60
40
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
Dec 08

For the nine-year period since 31 December 1999, being the period since Reed Elsevier set out its investment led growth strategy, the TSR for Reed Elsevier PLC was 50%, significantly outperforming the FTSE 100 which showed a return of minus 16%. For Reed Elsevier NV in the same nine-year period, TSR was 6%, also significantly outperforming the AEX index which showed a return of minus 48%.


Reed Elsevier PLC v FTSE 100 – 9 years
Reed Elsevier PLC
FTSE 100
180
160
140
120
100
80
60
40
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
Dec 08
Reed Elsevier NV v AEX – 9 years
Reed Elsevier NV
AEX Index
180
160
140
120
100
80
60
40
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
Dec 08

For the purposes of the charts, the total shareholder return is calculated on the basis of the average share price in the 30 trading days prior to the respective year ends and on the assumption that dividends were reinvested (this includes the special distribution made in January 2008).

Directors' remuneration report continued

Remuneration and share tables

The information set out in this section forms part of the audited disclosures in this report.

Directors' emoluments and fees

Aggregate emoluments
The emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) were as follows:

	2008 £'000	2007 £'000
Salaries and fees	**4,360**	4,566
Benefits	**115**	117
Annual performance-related bonuses	**5,547**	4,073
Pension contributions	**51**	131
Pension in respect of former directors	**429**	203
Total	**10,502**	9,090

Individual fees of non-executive directors

	2008 £	2007 £
Dien de Boer-Kruyt	**38,095**	23,151
Mark Elliott	**70,000**	48,500
Jan Hommen	**277,778**	239,726
Lisa Hook	**55,000**	45,000
Robert Polet (from17 Apr 2007)	**55,000**	31,785
David Reid	**55,000**	45,000
Lord Sharman	**70,000**	52,000
Rolf Stomberg (until 23 Apr 2008)	**19,841**	48,630
Cees van Lede (until 18 Apr 2007)	-	11,130
Strauss Zelnick (until 7 December 2007)	-	45,000
Total	**640,714**	589,922

Other required disclosures
Patrick Tierney retired on 30 January 2008 and did not receive any compensation payments for loss of office. Gerard van de Aast's employment ended on 31 December 2008 under the arrangements described on page 70.

No loans, advances or guarantees have been provided on behalf of any director.

Details of long-term share-based incentives which vested and were exercised by the directors over shares in Reed Elsevier PLC and Reed Elsevier NV during the year are shown on pages 75-80. The aggregate notional pre-tax gain made by the directors from such incentives during the year was £1,857,517 (2007: £15,031,942). In relation to Patrick Tierney and Gerard van de Aast this reflects the vesting of shares during 2008 up to their respective termination dates.

Directors' remuneration report continued

Individual emoluments of executive directors

	Salary £	Benefits £	Bonus £	Total 2008 £	Total 2007 £
Gerard van de Aast	**585,996**	**17,792**	**344,273**	**948,061**	1,164,923
Mark Armour	**613,440**	**21,381**	**558,230**	**1,193,051**	1,275,903
Sir Crispin Davis	**1,181,100**	**29,246**	**1,074,801**	**2,285,147**	2,431,236
Erik Engstrom	**629,026***	**22,949**	**667,643**	**1,319,618**	1,188,691
Andrew Prozes	**656,854**	**18,278**	**513,988**	**1,189,120**	1,133,202
Patrick Tierney (until 30 January 2008)	**52,706**	**5,372**	**2,387,649****	**2,445,727**	972,643
Total	**3,719,122**	**115,018**	**5,546,584**	**9,380,724**	8,166,598

*This reflects the pro-rating of his sterling salary to the end of November 2008 and one month of his US dollar denominated salary for December 2008.

**As disclosed in the 2007 Remuneration Report, in connection with Patrick Tierney's agreement to defer his planned retirement in early 2007 in order to manage and oversee the sale of Harcourt Education and the successful completion of the Harcourt Education sale in January 2008, the Committee awarded Patrick Tierney a sale bonus of $2,917,150 calculated by reference to the excess of the sale proceeds over a predetermined target figure and a payment of $1,500,000 under the terms of his retention bonus in recognition of his outstanding management contribution to the Harcourt Education performance in meeting financial targets during the extended sale period.

Benefits principally comprise the provision of a company car or car allowance, health and disability insurance.

Patrick Tierney was the highest paid director in 2008. In respect of 2008, up to the date of his retirement, he had made no notional pre-tax gains on the vesting of share-based incentives and did not exercise any options (2007: £3,085,160).

Directors' shareholdings in Reed Elsevier PLC and Reed Elsevier NV

The interests of those individuals who were directors of Reed Elsevier PLC and Reed Elsevier NV as at 31 December 2008 in the issued share capital of the respective companies at the beginning and end of the year are shown below.

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares	
	1 January 2008	31 December 2008[i]	1 January 2008	31 December 2008[i]
Mark Armour	112,378	131,572	47,461	62,384
Dien de Boer-Kruyt	–	–	–	–
Sir Crispin Davis	787,577	800,639	445,197	386,940
Mark Elliott	–	–	–	–
Erik Engstrom	79,379	77,856	219,867	211,760
Jan Hommen	–	–	–	–
Lisa Hook	–	–	–	–
Robert Polet	–	–	–	–
Andrew Prozes	230,981	231,709	169,334	168,676
David Reid	–	–	–	–
Lord Sharman	–	–	–	–

(i) On 7 January 2008 the Reed Elsevier PLC and Reed Elsevier NV ordinary shares in issue were consolidated on the basis of 58 new ordinary shares for every 67 existing ordinary shares held, resulting in the number of ordinary shares held by the directors being reduced in accordance with the consolidation ratio.

Ian Smith was appointed a director of Reed Elsevier PLC on 1 January 2009. He did not hold an interest in Reed Elsevier PLC or Reed Elsevier NV ordinary shares at the date of his appointment.

There have been no changes in the interests of the directors in the Reed Elsevier PLC or Reed Elsevier NV ordinary shares at the date of this report.

Employee Benefit Trust

Any ordinary shares required to satisfy entitlements under nil cost restricted share awards are provided by the Employee Benefit Trust (EBT) from market purchases. As a potential beneficiary under the EBT in the same way as other employees of Reed Elsevier, each executive director is deemed to be interested in all the shares held by the EBT which, at 31 December 2008, amounted to 20,078,899 Reed Elsevier PLC ordinary shares (1.76% of issued share capital) and 11,177,422 Reed Elsevier NV ordinary shares (1.60% of issued share capital).

On 7 January 2008 the Reed Elsevier PLC and Reed Elsevier NV ordinary shares in issue were consolidated on the basis of 58 new ordinary shares for every 67 existing ordinary shares held. The deemed interests of the directors in the shares held by the EBT, together with their personal interests as shown above, were adjusted on 7 January 2008 in accordance with the consolidation ratio.

Directors' remuneration report continued

Share-based awards in Reed Elsevier PLC and Reed Elsevier NV

Details of vested (in blue) and unvested options and unvested restricted shares and restricted shares vested during the year (in blue) held by directors in Reed Elsevier PLC (PLC) and Reed Elsevier NV (NV) during 2008 are shown in the tables in this section. For disclosure purposes, any PLC and NV ADRs awarded to directors under the BIP have been converted into ordinary share equivalents. At the date of this report there have been no changes in the options or restricted shares held by directors in office at 31 December 2008. The market price on award for BIP and LTIP, gains on the exercise of options and any notional gains on vesting are based on the middle market price of the respective security.

Gerard van de Aast

Gerard van de Aast ceased to be a director on 15 December 2008. The tables below reflect the position as at 31 December 2008 when his employment ended.

Options

	Year of grant	Option over:	No. of options held on 1 Jan 2008	**No. of options granted during 2008**	Option price	**No. of options exercised during 2008**	Market price per share at exercise	**Gross gains made on exercise £/€**	No. of options held on 31 Dec 2008	Unvested options vesting on:	Options exercisable until:
ESOS	2000	PLC ord	50,940		£6.380				50,940		1 Dec 2010
		NV ord	35,866		€14.87				35,866		1 Dec 2010
	2001	PLC ord	49,317		£6.590				49,317		31 Dec 2010
		NV ord	35,148		€14.75				35,148		31 Dec 2010
	2002	PLC ord	58,000		£6.000				58,000		31 Dec 2010
		NV ord	40,699		€13.94				40,699		31 Dec 2010
	2004	PLC ord	124,956		£4.872				124,956		31 Dec 2010
		NV ord	85,805		€10.57				85,805		31 Dec 2010
	2005	PLC ord	120,900		£5.335				120,900		31 Dec 2010
		NV ord	82,478		€11.31				82,478		31 Dec 2010
	2006	PLC ord	127,662		£5.305				127,662		31 Dec 2010
		NV ord	85,775		€11.47				85,775		31 Dec 2010
	2007*	PLC ord	122,536		£6.445				81,690		31 Dec 2010
		NV ord	80,928		€14.51				53,952		31 Dec 2010
	2008*	PLC ord		**134,000**	£6.275				44,666		31 Dec 2010
		NV ord		**89,000**	€12.21				29,666		31 Dec 2010
LTIP	2004	PLC ord	233,955		£4.872				233,955		31 Dec 2010
		NV ord	160,651		€10.57				160,651		31 Dec 2010
Total PLC ords			888,266	**134,000**					892,086		
Total NV ords			607,350	**89,000**					610,040		

Shares

	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2008	**No. of shares awarded during 2008**	Market price per share at award	**No. of shares vested during 2008**	Market price per share at vesting	**Notional gross gains at vesting £/€**	No. of unvested shares held on 31 Dec 2008	Date of vesting
BIP	2005	NV ord	26,347		€11.35	**26,347**	€12.05	**€317,481**	–	14 Apr 2008
	2006	PLC ord	18,633		£5.470	**17,068**	£5.055	**£86,279**	–	31 Dec 2008
		NV ord	12,311		€11.74	**11,277**	€8.42	**€94,952**	–	31 Dec 2008
	2007*	NV ord	29,483		€13.49	**17,179**	€8.42	**€144,647**	–	31 Dec 2008
	2008*	NV ord		**30,856**	€12.44	**7,552**	€8.42	**€63,588**	–	31 Dec 2008
LTIP	2006	PLC ord	70,364		£5.350				70,364	27 Feb 2009
		NV ord	46,332		€11.76				46,332	27 Feb 2009
	2007*	PLC ord	57,898		£6.445				38,598	15 Feb 2010
		NV ord	38,238		€14.51				25,492	15 Feb 2010
	2008*	PLC ord		**64,000**	£6.275				21,333	21 Feb 2011
		NV ord		**42,000**	€12.21				14,000	21 Feb 2011
Total PLC ords			146,895	**64,000**		**17,068**		**£86,279**	130,295	
Total NV ords			152,711	**72,856**		**62,355**		**€620,668**	85,824	

*All awards granted in 2007 and 2008 under ESOS, BIP and LTIP have been prorated for service.

Directors' remuneration report continued

Mark Armour

Options

	Year of grant	Option over:	No. of options held on 1 Jan 2008	**No. of options granted during 2008**	Option price	**No. of options exercised during 2008**	Market price per share at exercise	**Gross gains made on exercise £/€**	No. of options held on 31 Dec 2008	Unvested options vesting on:	Options exercisable until:
ESOS	1998	PLC ord	66,900		£5.230	**66,900**	£5.810	**£38,802**	–		17 Aug 2008
	1999	PLC ord	33,600		£5.375				33,600		19 Apr 2009
		NV ord	20,244		€13.55				20,244		19 Apr 2009
	2001	PLC ord	62,974		£6.590				62,974		23 Feb 2011
		NV ord	44,882		€14.75				44,882		23 Feb 2011
	2002	PLC ord	74,000		£6.000				74,000		22 Feb 2012
		NV ord	51,926		€13.94				51,926		22 Feb 2012
	2005	PLC ord	150,422		£5.335				150,422		17 Feb 2015
		NV ord	102,618		€11.31				102,618		17 Feb 2015
	2006	PLC ord	158,836		£5.305				158,836	13 Mar 2009	13 Mar 2016
		NV ord	106,720		€11.47				106,720	13 Mar 2009	13 Mar 2016
	2007	PLC ord	130,740		£6.445				130,740	15 Feb 2010	15 Feb 2017
		NV ord	86,347		€14.51				86,347	15 Feb 2010	15 Feb 2017
	2008	PLC ord		**144,000**	£6.275				144,000	21 Feb 2011	21 Feb 2018
		NV ord		**94,000**	€12.21				94,000	21 Feb 2011	21 Feb 2018
LTIP	2004	PLC ord	290,481		£4.872				290,481		19 Feb 2014
		NV ord	199,467		€10.57				199,467		19 Feb 2014
SAYE	2006	PLC ord	4,329		£3.776				4,329	1 Aug 2009	31 Jan 2010
Total PLC ords			972,282	**144,000**		**66,900**		**£38,802**	1,049,382		
Total NV ords			612,204	**94,000**					706,204		

Shares

	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2008	**No. of shares awarded during 2008**	Market price per share at award	**No. of shares vested during 2008**	Market price per share at vesting	**Notional gross gains at vesting £/€**	No. of unvested shares held on 31 Dec 2008	Date of vesting
BIP	2005	PLC ord	21,861		£5.365	**21,861**	£6.435	**£140,676**	–	14 Apr 2008
		NV ord	15,098		€11.35	**15,098**	€12.05	**€181,931**	–	14 Apr 2008
	2006	PLC ord	21,653		£5.470				21,653	4 Apr 2009
		NV ord	14,306		€11.74				14,306	4 Apr 2009
	2007	PLC ord	19,859		£6.155				19,859	4 Apr 2010
		NV ord	13,371		€13.49				13,371	4 Apr 2010
	2008	PLC ord		**25,291**	£6.600				25,291	8 Apr 2011
		NV ord		**16,993**	€12.44				16,993	8 Apr 2011
LTIP	2006	PLC ord	75,075		£5.350				75,075	27 Feb 2009
		NV ord	49,434		€11.76				49,434	27 Feb 2009
	2007	PLC ord	61,775		£6.445				61,775	15 Feb 2010
		NV ord	40,799		€14.51				40,799	15 Feb 2010
	2008	PLC ord		**67,000**	£6.275				67,000	21 Feb 2011
		NV ord		**44,000**	€12.21				44,000	21 Feb 2011
Total PLC ords			200,223	**92,291**		**21,861**		**£140,676**	270,653	
Total NV ords			133,008	**60,993**		**15,098**		**€181,931**	178,903	

Directors' remuneration report continued

Sir Crispin Davis*

Options

	Year of grant	Option over:	No. of options held on 1 Jan 2008	**No. of options granted during 2008**	Option price	**No. of options exercised during 2008**	Market price per share at exercise	**Gross gains made on exercise £/€**	No. of options held on 31 Dec 2008	Unvested options vesting on:	Options exercisable until:
ESOS	1999	PLC ord	321,199		£4.67				321,199		1 Sept 2009
		NV ord	191,550		€12.00				191,550		1 Sept 2009
	2000	PLC ord	171,821		£4.365				171,821		2 May 2010
		NV ord	120,245		€10.73				120,245		2 May 2010
	2001	PLC ord	122,914		£6.590				122,914		23 Feb 2011
		NV ord	87,601		€14.75				87,601		23 Feb 2011
	2002	PLC ord	148,500		£6.000				148,500		22 Feb 2012
		NV ord	104,204		€13.94				104,204		22 Feb 2012
	2003	PLC ord	209,192		£4.515				209,192		21 Feb 2013
		NV ord	148,946		€9.34				148,946		21 Feb 2013
	2004	PLC ord	305,303		£4.872				305,303		19 Feb 2014
		NV ord	209,645		€10.57				209,645		19 Feb 2014
	2005	PLC ord	292,409		£5.335				292,409		17 Feb 2015
		NV ord	199,481		€11.31				199,481		17 Feb 2015
	2006	PLC ord	305,824		£5.305				305,824	13 Mar 2009	13 Mar 2016
		NV ord	205,480		€11.47				205,480	13 Mar 2009	13 Mar 2016
	2007	PLC ord	251,730		£6.445				251,730	15 Feb 2010	15 Feb 2017
		NV ord	166,254		€14.51				166,254	15 Feb 2010	15 Feb 2017
	2008	PLC ord		**276,000**	£6.275				276,000	21 Feb 2011	21 Feb 2018
		NV ord		**182,000**	€12.21				182,000	21 Feb 2011	21 Feb 2018
LTIP	2004	PLC ord	571,616		£4.872				571,616		19 Feb 2014
		NV ord	392,516		€10.57				392,516		19 Feb 2014
SAYE	2008	PLC ord	3,793		£4.244				3,793	1 Aug 2011	31 Jan 2010
Total PLC ords			2,704,301	**276,000**					2,980,301		
Total NV ords			1,825,922	**182,000**					2,007,922		

Shares

	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2008	**No. of shares awarded during 2008**	Market price per share at award	**No. of shares vested during 2008**	Market price per share at vesting	**Notional gross gains at vesting £/€**	No. of unvested shares held on 31 Dec 2008	Date of vesting
BIP	2005	PLC ord	86,042		£5.365	**86,042**	£6.435	**£553,680**	–	14 Apr 2008
	2006	PLC ord	42,092		£5.470				42,092	4 Apr 2009
		NV ord	27,810		€11.74				27,810	4 Apr 2009
	2007	PLC ord	74,708		£6.155				74,708	4 Apr 2010
	2008	PLC ord		**96,227**	£6.600				96,227	8 Apr 2011
LTIP	2006	PLC ord	144,550		£5.350				144,550	27 Feb 2009
		NV ord	95,181		€11.76				95,181	27 Feb 2009
	2007	PLC ord	118,942		£6.445				118,942	15 Feb 2010
		NV ord	78,555		€14.51				78,555	15 Feb 2010
	2008	PLC ord		**129,000**	£6.275				129,000	21 Feb 2011
		NV ord		**85,000**	€12.21				85,000	21 Feb 2011
Total PLC ords			466,334	**225,227**		**86,042**		**£553,680**	605,519	
Total NV ords			201,546	**85,000**					286,546	

*Subsequent to Sir Crispin Davis' retirement, the 2007 and 2008 awards will be treated in accordance with the rules of the respective plans.

Directors' remuneration report continued

Erik Engstrom

Options

	Year of grant	Option over:	No. of options held on 1 Jan 2008	**No. of options granted during 2008**	Option price	**No. of options exercised during 2008**	Market price per share at exercise	**Gross gains made on exercise £/€**	No. of options held on 31 Dec 2008	Unvested options vesting on:	Options exercisable until:
ESOS	2004	PLC ord	63,460		£4.780				63,460		23 Aug 2014
		NV ord	43,866		€10.30				43,866		23 Aug 2014
	2005	PLC ord	154,517		£5.335				154,517		17 Feb 2015
		NV ord	105,412		€11.31				105,412		17 Feb 2015
	2006	PLC ord	178,895		£5.305				178,895	13 Mar 2009	13 Mar 2016
		NV ord	120,198		€11.47				120,198	13 Mar 2009	13 Mar 2016
	2007	PLC ord	130,060		£6.445				130,060	15 Feb 2010	15 Feb 2017
		NV ord	85,897		€14.51				85,897	15 Feb 2010	15 Feb 2017
	2008	PLC ord		**143,000**	£6.275				143,000	21 Feb 2011	21 Feb 2018
		NV ord		**94,000**	€12.21				94,000	21 Feb 2011	21 Feb 2018
LTIP	2004	PLC ord	325,163		£4.78				325,163		23 Aug 2014
		NV ord	224,766		€10.30				224,766		23 Aug 2014
Total PLC ords			852,095	**143,000**					995,095		
Total NV ords			580,139	**94,000**					674,139		

Shares

	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2008	**No. of shares awarded during 2008**	Market price per share at award	**No. of shares vested during 2008**	Market price per share at vesting	**Notional gross gains at vesting £/€**	No. of unvested shares held on 31 Dec 2008	Date of vesting
BIP	2005	PLC ord	14,020		£5.365	**14,020**	£6.435	**£90,219**	–	14 Apr 2008
	2006	NV ord	29,442		€11.74				29,442	4 Apr 2009
	2007	NV ord	27,572		€13.49				27,572	4 Apr 2010
	2008	NV ord		**30,318**	€12.44				30,318	8 Apr 2011
LTIP	2006	PLC ord	82,092		£5.350				82,092	27 Feb 2009
		NV ord	54,055		€11.76				54,055	27 Feb 2009
	2007	PLC ord	61,453		£6.445				61,453	15 Feb 2010
		NV ord	40,586		€14.51				40,586	15 Feb 2010
	2008	PLC ord		**68,500**	£6.275				68,500	21 Feb 2011
		NV ord		**45,000**	€12.21				45,000	21 Feb 2011
Total PLC ords			157,565	**68,500**		**14,020**		**£90,219**	212,045	
Total NV ords			151,655	**75,318**					226,973	

Directors' remuneration report continued

Andrew Prozes

Options

	Year of grant	Option over:	No. of options held on 1 Jan 2008	**No. of options granted during 2008**	Option price	**No. of options exercised during 2008**	Market price per share at exercise	**Gross gains made on exercise £/€**	No. of options held on 31 Dec 2008	Unvested options vesting on:	Options exercisable until
ESOS	2000	PLC ord	188,281		£5.660				188,281		9 Aug 2010
		NV ord	131,062		€13.60				131,062		9 Aug 2010
	2001	PLC ord	83,785		£6.590				83,785		23 Feb 2011
		NV ord	59,714		€14.75				59,714		23 Feb 2011
	2002	PLC ord	103,722		£6.000				103,722		22 Feb 2012
		NV ord	72,783		€13.94				72,783		22 Feb 2012
	2003	PLC ord	132,142		£4.515				132,142		21 Feb 2013
		NV ord	94,086		€9.34				94,086		21 Feb 2013
	2004	PLC ord	162,666		£4.872				162,666		19 Feb 2014
		NV ord	111,699		€10.57				111,699		19 Feb 2014
	2005	PLC ord	154,517		£5.335				154,517		17 Feb 2015
		NV ord	105,412		€11.31				105,412		17 Feb 2015
	2006	PLC ord	182,303		£5.305				182,303	13 Mar 2009	13 Mar 2016
		NV ord	122,487		€11.47				122,487	13 Mar 2009	13 Mar 2016
	2007	PLC ord	132,537		£6.445				132,537	15 Feb 2010	15 Feb 2017
		NV ord	87,533		€14.51				87,533	15 Feb 2010	15 Feb 2017
	2008	PLC ord		**145,000**	£6.275				145,000	21 Feb 2011	21 Feb 2018
		NV ord		**96,000**	€12.21				96,000	21 Feb 2011	21 Feb 2018
LTIP	2004	PLC ord	304,558		£4.872				304,558		19 Feb 2014
		NV ord	209,133		€10.57				209,133		19 Feb 2014
Total PLC ords			1,444,511	**145,000**					1,589,511		
Total NV ords			993,909	**96,000**					1,089,909		

Shares

	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2008	**No. of shares awarded during 2008**	Market price per share at award	**No. of shares vested during 2008**	Market price per share at vesting	**Notional gross gains at vesting £/€**	No. of unvested shares held on 31 Dec 2008	Date of vesting
BIP	2005	PLC ord	23,756		£5.365	**23,756**	£6.435	**£152,870**	–	14 Apr 2008
		NV ord	16,522		€11.35	**16,522**	€12.05	**€199,090**	–	14 Apr 2008
	2006	PLC ord	26,400		£5.470				26,400	4 Apr 2009
		NV ord	17,636		€11.74				17,636	4 Apr 2009
	2007	PLC ord	21,548		£6.155				21,548	4 Apr 2010
		NV ord	14,574		€13.49				14,574	4 Apr 2010
	2008	PLC ord		**20,030**	£6.600				20,030	8 Apr 2011
		NV ord		**13,505**	€12.44				13,505	8 Apr 2011
LTIP	2006	PLC ord	83,656		£5.350				83,656	27 Feb 2009
		NV ord	55,085		€11.76				55,085	27 Feb 2009
	2007	PLC ord	62,623		£6.445				62,623	15 Feb 2010
		NV ord	41,359		€14.51				41,359	15 Feb 2010
	2008	PLC ord		**68,000**	£6.275				68,000	21 Feb 2011
		NV ord		**44,500**	€12.21				44,500	21 Feb 2011
Total PLC ords			217,983	**88,030**		**23,756**		**£152,870**	282,257	
Total NV ords			145,176	**58,005**		**16,522**		**€199,090**	186,659	

Directors' remuneration report continued

Patrick Tierney
The tables below reflect the outstanding options and shares held by Patrick Tierney as at the date of his retirement on 30 January 2008, after application of the rules of the respective plans.

Options

	Year of grant	Option over:	No. of options held on 1 Jan 2008	**No. of options granted during 2008**	Option price	**No. of options exercised at 30 Jan 2008 inclusive**	Market price per share at exercise	**Gross gains made on exercise at 30 Jan 2008 £/€**	No. of options held at 30 Jan 2008	Unvested options vesting on:	Options exercisable until:
ESOS	2004	PLC ord	162,666		£4.872				162,666		30 Jan 2010
		NV ord	111,699		€10.57				111,699		30 Jan 2010
	2005	PLC ord	154,517		£5.335				154,517		30 Jan 2010
		NV ord	105,412		€11.31				105,412		30 Jan 2010
	2006*	PLC ord	175,488		£5.305				116,992		30 Jan 2010
		NV ord	117,908		€11.47				78,605		30 Jan 2010
	2007*	PLC ord	121,628		£6.445				40,542		30 Jan 2010
		NV ord	80,329		€14.51				26,776		30 Jan 2010
LTIP	2004	PLC ord	107,962		£4.872				107,962		30 Jan 2010
		NV ord	75,936		€10.57				75,936		30 Jan 2010
Total PLC ords			722,261						582,679		
Total NV ords			491,284						398,428		

Shares

	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2008	**No. of shares awarded during 2008**	Market price per share at award	**No. of shares vested at 30 Jan 2008 inclusive**	Market price per share at vesting	**Notional gross gains at vesting at 30 Jan 2008 £/€**	No. of unvested shares held at 30 Jan 2008	Date of vesting
BIP	2005	PLC ord	24,156		£5.365				24,156	14 Apr 2008
		NV ord	16,800		€11.35				16,800	14 Apr 2008
	2006	PLC ord	8,124		£5.470				8,124	4 Apr 2009
		NV ord	5,426		€11.74				5,426	4 Apr 2009
	2007	PLC ord	8,012		£6,155				8,012	4 Apr 2010
		NV ord	5,420		€12.44				5,420	4 Apr 2010
LTIP	2006*	PLC ord	80,528		£5.350				53,685	27 Feb 2009
		NV ord	53,025		€11.76				35,350	27 Feb 2009
	2007*	PLC ord	57,412		£6.445				19,137	15 Feb 2010
		NV ord	37,917		€14.51				12,639	15 Feb 2010
Total PLC ords			178,232						113,114	
Total NV ords			118,588						75,635	

*Proration for service was applied in respect of these awards.

Options granted under ESOS vest on the third anniversary and expire on the tenth anniversary of the date of grant. The proportion of the target award that may vest in relation to 2006, 2007 and 2008 LTIP grant is subject to the annual growth in Adjusted EPS and relative TSR measured against a group of competitor companies during the performance period. The number of shares subject to the target award are reflected in the above tables which are determined by reference to an assumed achievement of 12% for the 2008 award (10% for the 2006 and 2007 LTIP grants) per annum compound growth in Adjusted EPS and median TSR, which would result in 100% of the award vesting. Depending on actual Adjusted EPS growth and TSR, the proportion of the award that may vest could be lower or higher.

Options under the SAYE scheme, in which all eligible UK employees are invited to participate, are granted at a maximum discount of 20% to the market price at time of grant. They are normally exercisable after the expiry of three or five years from the date of grant. No performance targets are attached to these option grants as it is an all-employee scheme.

Approved by the Board of Reed Elsevier Group plc
on 18 February 2009

Mark Elliott
Chairman of the Remuneration Committee

Approved by the Board of Reed Elsevier PLC
on 18 February 2009

Mark Elliott
Non-Executive Director

Approved by the Combined Board of Reed Elsevier NV
on 18 February 2009

Mark Elliott
Member of the Supervisory Board

Report of the Audit Committees

This report has been prepared by the Audit Committees of Reed Elsevier PLC and Reed Elsevier NV, in conjunction with the Audit Committee of Reed Elsevier Group plc, (the Committees) and has been approved by the respective boards.

The report meets the requirements of the Combined Code of Corporate Governance, issued by the UK Financial Services Authority.

Audit Committees

The main role and responsibilities of the Committees in relation to the respective companies are set out in written terms of reference and include:

(i) to monitor the integrity of the financial statements of the company, and any formal announcements relating to the company's financial performance, reviewing significant financial reporting judgements contained in them;

(ii) to review the company's internal financial controls and the company's internal control and risk management systems;

(iii) to monitor and review the effectiveness of the company's internal audit function;

(iv) to make recommendations to the board, for it to put to the shareholders for their approval in general meetings, in relation to the appointment, reappointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

(v) to review and monitor the external auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements; and

(vi) to develop and recommend policy on the engagement of the external auditor to supply non audit services, taking into account relevant ethical guidance regarding the provision of non audit services by the external audit firm, and to monitor compliance.

The Committees report to the respective boards on their activities identifying any matters in respect of which they consider that action or improvement is needed and making recommendations as to the steps to be taken.

The Reed Elsevier Group plc Audit Committee fulfils this role in respect of the publishing and information operating business. The functions of an audit committee in respect of the financing activities are carried out by the Supervisory Board of Elsevier Reed Finance BV. The Reed Elsevier PLC and Reed Elsevier NV Audit Committees fulfil their roles from the perspective of the parent companies and both Committees have access to the reports to and the work of the Reed Elsevier Group plc Audit Committee and the Elsevier Reed Finance BV Supervisory Board in this respect.

The Committees have explicit authority to investigate any matters within their terms of reference and have access to all resources and information that they may require for this purpose. The Committees are entitled to obtain legal and other independent professional advice and have the authority to approve all fees payable to such advisers.

A copy of the terms of reference of each Audit Committee is published on the Reed Elsevier website, www.reedelsevier.com.

Committee membership

The Committees each comprise at least three independent non-executive directors. The members of each of the Committees that served during the year are: Lord Sharman (Chairman of the Committees), Lisa Hook and David Reid. Lord Sharman and David Reid, both chartered accountants, are considered to have significant, recent and relevant financial experience. Biographies of the members of each of the Committees are set out on page 49.

Appointments to the Committees are made on the recommendation of the Nominations Committee and are for periods of up to three years, extendable by no more than two additional three-year periods, so long as the member continues to be independent. Details of the remuneration policy in respect of members of the Committees and the remuneration paid to members for the year ended 31 December 2008 are set out in the Directors' Remuneration Report on pages 60 to 80.

Committee activities

The Committees typically hold meetings five times a year: in January, February, June, July and December, and report on these meetings to the respective boards at the next board meetings. The principal business of these meetings includes:

→ January: review of critical accounting policies and practices, and significant financial reporting issues and judgements made in connection with the annual financial statements; review of risk management and internal control effectiveness; reviewing and approving the internal audit plan; review of internal audit findings;

→ February: review and approval of annual financial statements, results announcement and related formal statements; review of external audit findings;

→ June: monitoring and assessing the qualification, performance, expertise, resources, objectivity and independence of the external auditors and the effectiveness of the external and internal audit process; agreeing the external audit plan; reviewing significant financial reporting issues and judgements arising in connection with the interim financial statements; review of significant external financial reporting and regulatory developments; review of risk management activities; review of report from external auditors on control matters; review of internal audit findings;

→ July: review and approval of the interim financial statements, results announcement and related formal statements; review of external audit findings; review of internal audit findings;

→ December: review of year end financial reporting and accounting issues; review of significant external financial reporting and regulatory developments; review of external audit findings to date; review of internal audit findings and risk management activities.

Report of the Audit Committees continued

The Audit Committee meetings are typically attended by the chief financial officer, group financial controller, chief risk officer and director of internal audit, and senior representatives of the external auditors. Additionally, the managing director and senior representatives of the external auditors of Elsevier Reed Finance BV attend the July and February meetings of the parent company Audit Committees. At two or more of the meetings each year, the Committees additionally meet separately with the external auditors without management present, and also with the chief risk officer.

In discharging their principal responsibilities in respect of the 2008 financial year, the Committees have:

(i) received and discussed reports from the Reed Elsevier Group plc group financial controller that set out areas of significance in the preparation of the financial statements, including: review of the carrying values of goodwill and intangible assets for possible impairment, review of estimated useful lives of intangible assets, accounting for pensions and related assumptions, accounting for share based remuneration and related assumptions, review of the carrying value of investments, accounting treatment for acquisitions and disposals, application of revenue recognition and cost capitalisation policies, accounting for derivatives, review of tax reserves and provisions for lease obligations. Areas of focus in 2008 were the accounting and judgements in respect of the carrying value of investments, goodwill and intangible assets, the presentation in the financial statements of Reed Business Information and the use of the going concern basis in the preparation of the financial statements.

(ii) reviewed the critical accounting policies and compliance with applicable accounting standards and other disclosure requirements and received regular update reports on accounting and regulatory developments.

(iii) received and discussed regular reports on the management of material risks and reviewed the effectiveness of the systems of internal control. As part of this review, detailed internal control evaluation and certification is obtained from management across the operating businesses, reviewed by internal audit and discussed with the Committees.

(iv) received and discussed regular reports from the chief risk officer and director of internal audit summarising the status of the Reed Elsevier risk management activities and the findings from internal audit reviews and the actions agreed with management. Areas of focus in 2008 included the continued compliance with the requirements of Section 404 of the US Sarbanes-Oxley Act relating to the documentation and testing of internal controls over financial reporting, the management of restructuring activities and review of information security.

(v) reviewed and approved the internal audit plan for 2008 and monitored execution. Reviewed the resources, budget and effectiveness of the internal audit function.

(vi) received presentations from the CFO of Elsevier on outsourcing activities, from the chief security officer on Information Security management, and from the group treasurer on financing activities and the group insurance programme.

(vii) received regular updates from the CFO of Reed Elsevier on developments within the finance function.

Lord Sharman, Lisa Hook and David Reid attended all five meetings of the Committees in 2008.

The external auditors have attended all meetings of the Committees. They have provided written reports at the June, July, December and February meetings summarising the most significant findings from their audit work. These reports have been discussed by the Committees and actions agreed where necessary.

The external auditors have confirmed their independence from management and compliance with the Reed Elsevier policy on auditor independence. This policy sets out inter alia the requirements for rotation of the lead, review and other senior audit partners, as well as guidelines for the provision of permitted non audit services. The Committees have reviewed and agreed the non audit services provided by the external auditors, together with the associated fees. The external auditors' fees for audit services have been reviewed and approved by the Committees.

At their meeting in June 2008, the Committees conducted a formal review of the performance of the external auditors and the effectiveness of the external audit process. Based on this review, and on their subsequent observations on the planning and execution of the external audit for the year ended 31 December 2008, the Committees have recommended to the respective boards that resolutions for the reappointment of the external auditors be proposed at the forthcoming Annual General Meetings.

The effectiveness of the operation of the Audit Committees was reviewed in January 2009.

Lord Sharman of Redlynch
Chairman of the Audit Committees

18 February 2009

Financial statements

Combined income statement

For the year ended 31 December	Note	2008 £m	2007 £m
Revenue – continuing operations	1	**5,334**	4,584
Cost of sales		**(1,916)**	(1,624)
Gross profit		**3,418**	2,960
Selling and distribution costs		**(1,053)**	(938)
Administration and other expenses		**(1,482)**	(1,150)
Operating profit before joint ventures		**883**	872
Share of results of joint ventures		**18**	16
Operating profit – continuing operations	3	**901**	888
Finance income	8	**33**	43
Finance costs	8	**(225)**	(182)
Net finance costs		**(192)**	(139)
Disposals and other non operating items	9	**(92)**	63
Profit before tax – continuing operations		**617**	812
Taxation	10	**(155)**	82
Net profit from continuing operations		**462**	894
Net profit from discontinued operations	2	**18**	309
Net profit for the year		**480**	1,203
Attributable to:			
Parent companies' shareholders		**476**	1,200
Minority interests		**4**	3
Net profit for the year		**480**	1,203

Combined cash flow statement

For the year ended 31 December	Note	2008 £m	2007 £m
Cash flows from operating activities – continuing operations			
Cash generated from operations	12	**1,452**	1,218
Interest paid		**(222)**	(174)
Interest received		**43**	26
Tax paid		**(215)**	(239)
Net cash from operating activities		**1,058**	831
Cash flows from investing activities – continuing operations			
Acquisitions	12	**(2,161)**	(327)
Purchases of property, plant and equipment		**(57)**	(65)
Expenditure on internally developed intangible assets		**(115)**	(80)
Purchase of investments		**(4)**	(4)
Proceeds from disposals of property, plant and equipment		**5**	4
Proceeds from other disposals		**8**	82
Dividends received from joint ventures		**23**	12
Net cash used in investing activities		**(2,301)**	(378)
Cash flows from financing activities – continuing operations			
Dividends paid to shareholders of the parent companies		**(2,404)**	(416)
(Decrease)/increase in short term bank loans, overdrafts and commercial paper		**(407)**	111
Issuance of other loans		**2,373**	276
Repayment of other loans		**(411)**	(311)
Repayment of finance leases		**(56)**	(12)
Redemption of debt related derivative financial instrument		**62**	–
Proceeds on issue of ordinary shares		**54**	177
Purchase of treasury shares		**(94)**	(273)
Net cash used in financing activities		**(883)**	(448)
Net cash (used in)/from discontinued operations	2	**(48)**	1,912
(Decrease)/increase in cash and cash equivalents	12	**(2,174)**	1,917
Movement in cash and cash equivalents			
At start of year		**2,467**	519
(Decrease)/increase in cash and cash equivalents		**(2,174)**	1,917
Exchange translation differences		**82**	31
At end of year		**375**	2,467

Combined balance sheet

As at 31 December	Note	2008 £m	2007 £m
Non-current assets			
Goodwill	15	**4,901**	2,462
Intangible assets	16	**4,404**	2,089
Investments in joint ventures	17	**145**	116
Other investments	17	**49**	111
Property, plant and equipment	18	**329**	239
Net pension assets	6	**152**	183
Deferred tax assets	20	**353**	141
		10,333	5,341
Current assets			
Inventories and pre-publication costs	21	**348**	271
Trade and other receivables	22	**1,685**	1,148
Derivative financial instruments		**76**	210
Cash and cash equivalents	12	**375**	2,467
		2,484	4,096
Assets held for sale	23	**49**	341
Total assets		**12,866**	9,778
Current liabilities			
Trade and other payables	24	**2,769**	1,966
Derivative financial instruments		**258**	22
Borrowings	25	**448**	1,127
Taxation		**554**	752
Provisions	27	**79**	-
		4,108	3,867
Non-current liabilities			
Borrowings	25	**5,694**	2,002
Deferred tax liabilities	20	**1,525**	695
Net pension obligations	6	**521**	133
Provisions	27	**35**	21
		7,775	2,851
Liabilities associated with assets held for sale	23	**2**	84
Total liabilities		**11,885**	6,802
Net assets		**981**	2,976
Capital and reserves			
Combined share capitals	29	**209**	197
Combined share premiums	30	**2,529**	2,143
Combined shares held in treasury	31	**(783)**	(619)
Translation reserve	32	**(14)**	(145)
Other combined reserves	33	**(988)**	1,389
Combined shareholders' equity		**953**	2,965
Minority interests		**28**	11
Total equity		**981**	2,976

Combined statement of recognised income and expense

For the year ended 31 December	Note	2008 £m	2007 £m
Net profit for the year		**480**	1,203
Exchange differences on translation of foreign operations		**340**	(33)
Actuarial (losses)/gains on defined benefit pension schemes	6	**(347)**	224
Fair value movements on available for sale investments		**(9)**	-
Fair value movements on cash flow hedges		**(243)**	3
Tax recognised directly in equity	10	**156**	(50)
Net (expense)/income recognised directly in equity		**(103)**	144
Cumulative exchange differences on disposal of foreign operations		**27**	148
Cumulative fair value movements on disposal of available for sale investments		**-**	(7)
Transfer to net profit from hedge reserve (net of tax)	19	**(14)**	(20)
Total recognised income and expense for the year		**390**	1,468
Attributable to:			
Parent companies' shareholders		**386**	1,465
Minority interests		**4**	3
Total recognised income and expense for the year		**390**	1,468

Combined reconciliation of shareholders' equity

For the year ended 31 December	Note	2008 £m	2007 £m
Total recognised net income attributable to the parent companies' shareholders		**386**	1,465
Dividends declared	14	**(2,404)**	(416)
Issue of ordinary shares, net of expenses		**54**	177
Increase in shares held in treasury	31	**(94)**	(273)
Increase in share based remuneration reserve		**46**	46
Net (decrease)/increase in combined shareholders' equity		**(2,012)**	999
Combined shareholders' equity at start of year		**2,965**	1,966
Combined shareholders' equity at end of year		**953**	2,965

Accounting policies

The Reed Elsevier combined financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). The combined financial statements are prepared on a going concern basis, as explained on page 59.

The Reed Elsevier accounting policies under IFRS are set out below.

Basis of preparation
The equalisation agreement between Reed Elsevier PLC and Reed Elsevier NV has the effect that their shareholders can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements ("the combined financial statements") represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses").

In preparing the combined financial statements, subsidiaries of Reed Elsevier Group plc and Elsevier Reed Finance BV are accounted for under the purchase method and investments in associates and joint ventures are accounted for under the equity method. All transactions and balances between the combined businesses are eliminated.

On acquisition of a subsidiary, or interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets, acquired. This includes those adjustments made to bring accounting policies into line with those of the combined businesses. The results of subsidiaries sold or acquired are included in the combined financial statements up to or from the date that control passes from or to the combined businesses.

Minority interests in the net assets of the combined businesses are identified separately from combined shareholders equity. Minority interests consist of the amount of those interests at the date of the original acquisition and the minority share of changes in equity since the date of acquisition.

These financial statements form part of the statutory information to be provided by Reed Elsevier NV, but are not for a legal entity and do not include all the information required to be disclosed by a company in its financial statements under the UK Companies Act 1985 or the Dutch Civil Code. Additional information is given in the Annual Reports and Financial Statements of the parent companies set out on pages 142 to 184. A list of principal businesses is set out on page 195.

In addition to the figures required to be reported by applicable accounting standards, adjusted profit and operating cash flow figures have been presented as additional performance measures. Adjusted figures are shown before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profits are also grossed up to exclude the equity share of taxes in joint ventures. Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure, but before payments in relation to exceptional restructuring and acquisition related costs. Reconciliations between reported and adjusted figures are provided in note 11.

Foreign exchange translation
The combined financial statements are presented in pounds sterling. Additional information providing a translation into euros of the primary Reed Elsevier combined financial statements and selected notes is presented on pages 127 to 141.

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement other than where hedge accounting applies as set out below.

Assets and liabilities of foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items and cash flows of foreign operations are translated at the average exchange rate for the period. Significant individual items of income and expense and cash flows in foreign operations are translated at the rate prevailing on the date of transaction. Exchange differences arising are classified as equity and transferred to the translation reserve. When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Reed Elsevier uses derivative financial instruments, primarily forward contracts, to hedge its exposure to certain foreign exchange risks. Details of Reed Elsevier's accounting policies in respect of derivative financial instruments are set out below.

Revenue
Revenue represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes and sales between the combined businesses.

Revenues are recognised for the various categories of turnover as follows: subscriptions – on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation – on despatch; advertising – on publication or over the period of online display; and exhibitions – on occurrence of the exhibition.

Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on attribution of relative value.

Employee benefits
The expense of defined benefit pension schemes and other post-retirement employee benefits is determined using the projected unit credit method and charged in the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of recognised income and expense in the period in which they occur. Past service costs are recognised immediately to the extent that benefits have vested, or, if not vested, on a straight line basis over the period until the benefits vest.

Accounting policies continued

Net pension obligations in respect of defined benefit schemes are included in the balance sheet at the present value of scheme liabilities, less the fair value of scheme assets. Where schemes are in surplus, ie assets exceed liabilities, the net pension assets are separately included in the balance sheet. Any net pension asset is limited to the extent that the asset is recoverable through reductions in future contributions.

The expense of defined contribution pension schemes and other employee benefits is charged in the income statement as incurred.

Share based remuneration
The fair value of share based remuneration is determined at the date of grant and recognised as an expense in the income statement on a straight line basis over the vesting period, taking account of the estimated number of shares that are expected to vest. Market based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of shares expected to vest. The fair value of share based remuneration is determined by use of a binomial or Monte Carlo simulation model as appropriate. All Reed Elsevier's share based remuneration is equity settled.

Borrowing costs
All interest on borrowings is expensed as incurred. The cost of issuing borrowings is generally expensed over the life of the borrowings so as to produce a constant periodic rate of charge.

Taxation
The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits, and the movements on deferred tax that are recognised in the income statement.

The tax payable on current year taxable profits is calculated using the applicable tax rates that have been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is not recognised on temporary differences arising in respect of goodwill that is not deductible for tax purposes.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is expected to be settled or the asset realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity. Deferred tax credits in respect of share based remuneration are recognised in equity to the extent that expected tax deductions exceed the related expense.

Goodwill
On the acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill. Goodwill arising on acquisitions also includes amounts corresponding to deferred tax liabilities recognised in respect of acquired intangible assets.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and not subsequently reversed.

On disposal of a subsidiary or business, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets
Intangible assets acquired as part of a business combination are stated in the balance sheet at their fair value as at the date of acquisition, less accumulated amortisation. Internally generated intangible assets are stated in the balance sheet at the directly attributable cost of creation of the asset, less accumulated amortisation.

Intangible assets acquired as part of business combinations comprise: market related assets (eg trade marks, imprints, brands); customer related assets (eg subscription bases, customer lists, customer relationships); editorial content; software and systems (eg application infrastructure, product delivery platforms, in-process research and development); contract based assets (eg publishing rights, exhibition rights, supply contracts); and other intangible assets. Internally generated intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Intangible assets, other than brands and imprints determined to have indefinite lives, are amortised systematically over their estimated useful lives. The estimated useful lives of intangible assets with finite lives are as follows: market and customer related assets – 3 to 40 years; content, software and other acquired intangible assets – 3 to 20 years; and internally developed intangible assets – 3 to 10 years. Brands and imprints determined to have indefinite lives are not amortised and are subject to impairment review at least annually.

Accounting policies continued

Property, plant and equipment
Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation. No depreciation is provided on freehold land. Freehold buildings and long leases are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Depreciation is provided on other assets on a straight line basis over their estimated useful lives as follows: leasehold improvements – shorter of life of lease and 10 years; plant – 3 to 20 years; office furniture, fixtures and fittings – 5 to 10 years; computer systems, communication networks and equipment – 3 to 7 years.

Investments
Investments, other than investments in joint ventures and associates, are stated in the balance sheet at fair value. Investments held as part of the venture capital portfolio are classified as held for trading, with changes in fair value reported through the income statement. All other investments are classified as available for sale with changes in fair value recognised directly in equity until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is brought into the net profit or loss for the period. All items recognised in the income statement relating to investments, other than investments in joint ventures and associates, are reported as non operating items.

Available for sale investments and venture capital investments held for trading represent investments in listed and unlisted securities. The fair value of listed securities is determined based on quoted market prices, and of unlisted securities on management's estimate of fair value based on standard valuation techniques, including market comparisons and discounts of future cash flows, having regard to maximising the use of observable inputs and adjusting for risk. Independent valuation experts are used as appropriate.

Investments in joint ventures and associates are accounted for under the equity method and stated in the balance sheet at cost as adjusted for post-acquisition changes in Reed Elsevier's share of net assets, less any impairment in value.

Impairment
At each balance sheet date, reviews are carried out of the carrying amounts of tangible and intangible assets and goodwill to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount, which is the higher of value in use and fair value less costs to sell, of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, value in use estimates are made based on the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is any indication that the asset may be impaired.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its net carrying amount, the net carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised immediately in the income statement in administration and other expenses.

Inventories and pre-publication costs
Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overhead, and estimated net realisable value. Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically reflecting the expected sales profile over the estimated economic lives of the related products, generally up to five years.

Leases
Assets held under leases which confer rights and obligations similar to those attaching to owned assets are classified as assets held under finance leases and capitalised within property, plant and equipment and the corresponding liability to pay rentals is shown net of interest in the balance sheet as obligations under finance leases. The capitalised value of the assets is depreciated on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Operating lease rentals are charged to the income statement on a straight line basis over the period of the leases. Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

Cash and cash equivalents
Cash and cash equivalents comprise cash balances, call deposits and other short term highly liquid investments and are held in the balance sheet at fair value.

Assets held for sale
Assets of businesses that are available for immediate sale in their current condition and for which a sales process has been initiated are classified as assets held for sale, and are carried at the lower of amortised cost and fair value less costs to sell. Non-current assets are not amortised or depreciated following their classification as held for sale. Liabilities of businesses held for sale are also separately classified on the balance sheet.

Discontinued operations
A discontinued operation is a component of the combined businesses that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale. When an operation is classified as discontinued, the comparative income and cash flow statements are re-presented as if the operation had been discontinued from the start of the comparative period.

Financial instruments
Financial instruments comprise investments (other than investments in joint ventures or associates), trade receivables, cash and cash equivalents, payables and accruals, provisions, borrowings and derivative financial instruments.

Investments (other than investments in joint ventures and associates) are classified as either held for trading or available for sale, as described above.

Accounting policies continued

Trade receivables are carried in the balance sheet at invoiced value less allowance for estimated irrecoverable amounts. Irrecoverable amounts are estimated based on the ageing of trade receivables, experience and circumstance.

Borrowings (other than fixed rate borrowings in designated hedging relationships and for which the carrying value is adjusted to reflect changes in the fair value of the hedged risk), payables, accruals and provisions are recorded initially at fair value and subsequently at amortised cost.

Derivative financial instruments are used to hedge interest rate and foreign exchange risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised (net of tax) directly in equity in the hedge reserve. If a hedged firm commitment or forecasted transaction results in the recognition of a non financial asset or liability, then, at the time that the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss. Any ineffective portion of hedges is recognised immediately in the income statement.

Derivative financial instruments that are not designated as hedging instruments are classified as held for trading and recorded in the balance sheet at fair value, with changes in fair value recognised in the income statement.

Where an effective hedge is in place against changes in the fair value of fixed rate borrowings, the hedged borrowings are adjusted for changes in fair value attributable to the risk being hedged with a corresponding income or expense included in the income statement within finance costs. The offsetting gains or losses from remeasuring the fair value of the related derivatives are also recognised in the income statement within finance costs. When the related derivative expires, is sold or terminated, or no longer qualifies for hedge accounting, the cumulative change in fair value of the hedged borrowing is amortised in the income statement over the period to maturity of the borrowing using the effective interest method.

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts represent the replacement costs calculated using market rates of interest and exchange. The fair value of long term borrowings is calculated by discounting expected future cash flows at market rates.

Cash flow hedge accounting is discontinued when a hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is either retained in equity until the firm commitment or forecasted transaction occurs, or, where a hedged transaction is no longer expected to occur, is immediately credited or expensed in the income statement.

On adoption of IAS39 – Financial Instruments, adjustments were made either to the carrying value of hedged items or to equity, as appropriate, to reflect the differences between the previous UK GAAP carrying values of financial instruments and their carrying values required to be reported under IAS39. Any transition gains or losses on financial instruments that qualified for hedge accounting were reflected in equity and remain in equity until either the forecasted transaction occurs or is no longer expected to occur.

Provisions
Provisions are recognised when a present obligation exists as a result of a past event, and it is probable that settlement of the obligation will be required. Provisions are measured at the best estimate of the expenditure required to settle the obligation at the balance sheet date.

Shares held in treasury
Shares of Reed Elsevier PLC and Reed Elsevier NV that are repurchased by the respective parent companies and not cancelled are classified as shares held in treasury. The consideration paid, including directly attributable costs, is recognised as a deduction from equity. Shares of the parent companies that are purchased by the Reed Elsevier Group plc Employee Benefit Trust are also classified as shares held in treasury, with the cost recognised as a deduction from equity.

Critical judgements and key sources of estimation uncertainty
The most significant accounting policies in determining the financial condition and results of the Reed Elsevier combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions, taxation and property provisioning. The carrying amounts of goodwill and intangible assets are reviewed at least annually, the key areas of judgement being in relation to the forecast long term growth rates and the appropriate discount rates to be applied to forecast cash flows. The charge for share based remuneration is determined based on the fair value of awards at the date of grant by use of binomial or Monte Carlo simulation models as appropriate, which require judgements to be made regarding share price volatility, dividend yield, risk free rates of return and expected option lives. Key estimates in accounting for defined benefit pension schemes are determined in conjunction with independent actuaries and include the life expectancy of members, expected salary and pension increases, inflation, the return on scheme assets and the rate at which future pension payments are discounted. Reed Elsevier's policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise. Property provisions are determined based on management's estimates of future sublease income.

Standards and amendments effective for the year
IFRIC14 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, clarifies how to assess the limit in IAS19 Employee Benefits on the amount of a defined benefit pension surplus that can be recognised as an asset. Adoption of this interpretation has not significantly impacted the measurement, presentation or disclosure of employee benefits in the combined financial statements.

Accounting policies continued

Standards, amendments and interpretations not yet effective
New accounting standards and amendments and their expected impact on the future accounting policies and reporting of Reed Elsevier are set out below.

IFRS8 – Operating Segments (effective for the 2009 financial year). IFRS8 sets out requirements for disclosure of information about an entity's operating segments, its products and services, the geographical areas in which it operates, and its major customers. IFRS8 replaces IAS14 – Segment Reporting. Adoption of this standard is not expected to change significantly the disclosure of information in respect of Reed Elsevier's operating segments.

Amendment to IAS23 – Borrowing Costs (effective for the 2009 financial year). The amendment removes the option to immediately recognise as an expense borrowing costs relating to assets requiring a substantial period of time to get ready for use or sale and requires such costs to be capitalised. Adoption of this standard will change our accounting policy on borrowing costs but is not expected to significantly impact the measurement, presentation or disclosure of borrowing costs in the combined financial statements.

Amendment to IAS1 – Presentation of Financial Statements (effective for the 2009 financial year). The amendment introduces changes to the way in which movements in equity must be disclosed and requires an entity to disclose separately each component of other comprehensive income not recognised in profit or loss. The amendment also requires disclosure of the amount of income tax relating to each component of other comprehensive income as well as several other minor disclosure amendments. Other than as described above, this amendment is not expected to significantly change the presentation of the combined financial statements.

Amendment to IFRS2 – Share Based Payment (effective for the 2009 financial year). The amendment clarifies that cancellations of share options, whether by the entity or holder, should be accounted for as an acceleration of the vesting period. The amendment also restricts the definition of a vesting condition to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. The amendment is not expected to significantly impact the measurement, presentation or disclosure of share based remuneration in the combined financial statements.

Amendments to IFRS3 – Business Combinations (effective for the 2010 financial year). The amendments introduce changes that will require future transaction related costs (including professional fees) to be expensed and adjustments to contingent consideration to be recognised in income and will allow non-controlling interests to be measured either at fair value or the proportionate share of net identifiable assets.

Amendments to IAS 27 – Consolidated and Separate Financial Statements (effective for the 2010 financial year). The amendments introduce changes to the accounting for partial disposals of subsidiaries, associates and joint ventures. Adoption of these amendments is not expected to significantly impact the measurement, presentation or disclosure of future disposals.

Amendment to IAS39 – Financial Instruments: Recognition and Measurement (effective for the 2010 financial year). The amendment clarifies the eligibility of hedge accounting for inflation and hedging with options. Adoption of this amendment is not expected to have a significant impact on the measurement, presentation or disclosure of financial instruments in the combined financial statements.

Additionally, a number of interpretations have been issued which are not expected to have any significant impact on Reed Elsevier's accounting policies and reporting.

Notes to the combined financial statements For the year ended 31 December 2008

1 Segment analysis

Reed Elsevier is a publisher and information provider organised as four business segments: Elsevier, comprising scientific, technical and medical publishing; LexisNexis, providing legal, tax, regulatory, risk, information and analytics, and business information solutions to professional, business and government customers; Reed Exhibitions, organising trade exhibitions and conferences; and Reed Business Information (RBI), providing information and marketing solutions to business professionals. Internal reporting is consistent with this organisational structure. On 21 February 2008 Reed Elsevier announced the intention to divest RBI which was accordingly then classified as a discontinued operation in the 2008 interim results. On 10 December 2008 Reed Elsevier announced the termination of discussions to sell RBI as it was judged not possible to structure a transaction on acceptable terms at that time. RBI has therefore now been presented as a continuing operation. RBI and Reed Exhibitions, previously presented together as the Reed Business segment, are now managed as separate divisions and are presented as separate business segments. Comparatives have been restated accordingly.

Adjusted operating profit figures are presented as additional performance measures. They are stated before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and are grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs relate to the major restructuring programme announced in February 2008 and in RBI, which was to be divested and not part of the original programme. Exceptional restructuring costs principally comprise severance, outsourcing migration and associated property costs. Adjusted operating profit is reconciled to operating profit in note 11.

	Revenue		Operating profit		Adjusted operating profit	
	2008 £m	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m
Business segment						
Elsevier	**1,700**	1,507	**443**	410	**568**	477
LexisNexis	**1,940**	1,594	**291**	287	**513**	406
Reed Exhibitions	**707**	577	**123**	106	**183**	139
Reed Business Information	**987**	906	**55**	91	**126**	121
Sub-total	**5,334**	4,584	**912**	894	**1,390**	1,143
Corporate costs	**–**	–	**(50)**	(45)	**(50)**	(45)
Unallocated net pension credit	**–**	–	**39**	39	**39**	39
Total	**5,334**	4,584	**901**	888	**1,379**	1,137
Geographical origin						
North America	**2,544**	2,147	**334**	353	**618**	505
United Kingdom	**905**	896	**183**	180	**239**	211
The Netherlands	**594**	505	**179**	179	**206**	181
Rest of Europe	**893**	708	**151**	118	**237**	174
Rest of world	**398**	328	**54**	58	**79**	66
Total	**5,334**	4,584	**901**	888	**1,379**	1,137

Revenue is analysed before the £104m (2007: £103m) share of joint ventures' revenue, of which £23m (2007: £21m) relates to LexisNexis, principally to Giuffrè, £80m (2007: £82m) relates to Reed Exhibitions, principally to exhibition joint ventures, and £1m (2007: nil) relates to Reed Business Information.

Share of post-tax results of joint ventures of £18m (2007: £16m) included in operating profit comprises £4m (2007: £3m) relating to LexisNexis and £14m (2007: £13m) relating to Reed Exhibitions. The unallocated net pension credit of £39m (2007: £39m) comprises the expected return on pension scheme assets of £219m (2007: £196m) less interest on pension scheme liabilities of £180m (2007: £157m).

Analysis of revenue by geographical market	**2008 £m**	2007 £m
North America	**2,624**	2,233
United Kingdom	**580**	603
The Netherlands	**234**	206
Rest of Europe	**1,136**	897
Rest of world	**760**	645
Total	**5,334**	4,584

Notes to the combined financial statements For the year ended 31 December 2008

1 Segment analysis continued

	Expenditure on acquired goodwill and intangible assets		Capital expenditure additions		Amortisation of acquired intangible assets and goodwill impairment		Depreciation and other amortisation	
	2008 £m	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m
Business segment								
Elsevier	**31**	193	**54**	50	**76**	62	**51**	47
LexisNexis	**2,705**	42	**74**	76	**137**	105	**68**	72
Reed Exhibitions	**58**	61	**11**	8	**46**	27	**6**	4
Reed Business Information	**64**	67	**26**	21	**31**	27	**25**	23
Sub-total	**2,858**	363	**165**	155	**290**	221	**150**	146
Corporate	**–**	–	**7**	1	**–**	–	**17**	2
Total	**2,858**	363	**172**	156	**290**	221	**167**	148
Geographical location								
North America	**2,701**	152	**90**	86				
United Kingdom	**54**	26	**36**	31				
The Netherlands	**4**	–	**26**	22				
Rest of Europe	**34**	163	**11**	11				
Rest of world	**65**	22	**9**	6				
Total	**2,858**	363	**172**	156				

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. The net book amount of property, plant and equipment added through acquisitions totalled £48m (2007: nil). Amortisation of acquired intangible assets includes the share of amortisation in joint ventures of £3m (2007: £2m) in Reed Exhibitions. Other than the depreciation and amortisation above, non cash items of £46m (2007: £38m) relate to the recognition of share based remuneration and comprise £7m (2007: £8m) in Elsevier, £8m (2007: £10m) in LexisNexis, £3m (2007: £3m) in Reed Exhibitions, £6m (2007: £8m) in Reed Business Information and £22m (2007: £9m) in Corporate.

	Total assets		Total liabilities		Net assets/(liabilities)	
	2008 £m	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m
Business segment						
Elsevier	**3,264**	2,515	**1,240**	736	**2,024**	1,779
LexisNexis	**6,758**	2,531	**774**	415	**5,984**	2,116
Reed Exhibitions	**862**	658	**379**	285	**483**	373
Reed Business Information	**864**	682	**418**	321	**446**	361
Sub-total	**11,748**	6,386	**2,811**	1,757	**8,937**	4,629
Taxation	**353**	141	**2,079**	1,447	**(1,726)**	(1,306)
Cash/borrowings	**375**	2,467	**6,142**	3,129	**(5,767)**	(662)
Net pension assets/obligations	**152**	183	**521**	133	**(369)**	50
Assets and liabilities held for sale	**49**	341	**2**	84	**47**	257
Other assets and liabilities	**189**	260	**330**	252	**(141)**	8
Total	**12,866**	9,778	**11,885**	6,802	**981**	2,976
Geographical location						
North America	**9,123**	4,549	**6,565**	3,452	**2,558**	1,097
United Kingdom	**967**	2,119	**1,298**	1,164	**(331)**	955
The Netherlands	**742**	1,541	**724**	312	**18**	1,229
Rest of Europe	**1,630**	1,300	**3,030**	1,691	**(1,400)**	(391)
Rest of world	**404**	269	**268**	183	**136**	86
Total	**12,866**	9,778	**11,885**	6,802	**981**	2,976

Investments in joint ventures of £145m (2007: £116m) included in segment assets above comprise £42m (2007: £30m) relating to LexisNexis, nil (2007: £1m) relating to Elsevier, £99m (2007: £83m) relating to Reed Exhibitions and £4m (2007: £2m) relating to Reed Business Information.

Notes to the combined financial statements For the year ended 31 December 2008

2 Discontinued operations

Discontinued operations comprise the results of the Harcourt Education division. The disposal of the Harcourt Education International businesses completed in May and August 2007; the disposal of the Harcourt US K-12 Schools Education business completed in December 2007; and the disposal of the Harcourt Assessment business completed in January 2008.

Net profit from discontinued operations	2008 £m	2007 £m
Revenue	**12**	752
Operating costs	**(12)**	(640)
Operating profit and profit before tax	**–**	112
Taxation	**–**	(34)
Profit after taxation	**–**	78
Gain on disposals	**67**	611
Tax on disposals	**(49)**	(380)
Net profit from discontinued operations	**18**	309

The gain on disposals of discontinued operations in 2008 relates to the sale of Harcourt Assessment (2007: Harcourt US K-12 Schools Education business and the Harcourt Education International businesses). Net assets disposed comprise £92m (2007: £318m) of goodwill, £74m (2007: £383m) of intangible assets, £9m (2007: £39m) of property, plant and equipment, £53m (2007: £377m) of inventory and £16m of other net assets (2007: £40m).

Tax on disposals in 2007 is stated before taking account of tax credits of £223m in respect of previously unrecognised deferred tax assets and capital losses. These were realised as a result of the disposal of discontinued operations, but were reported within continuing operations whence they first arose.

Cash flows from discontinued operations	2008 £m	2007 £m
Net cash flow from operating activities	**2**	33
Net cash flow (used in)/from investing activities	**(50)**	1,879
Net cash flow from financing activities	**–**	–
Net movement in cash and cash equivalents	**(48)**	1,912

Net cash flow from investing activities includes cash proceeds, net of expenses, on the completed disposals of £270m (2007: £1,912m) and taxes paid on completed disposals of £320m (2007: nil). Cash and cash equivalents disposed of was nil (2007: £7m).

Notes to the combined financial statements For the year ended 31 December 2008

3 Operating profit

Operating profit from continuing operations is stated after charging/(crediting) the following:

	Note	2008 £m	2007 £m
Staff costs			
Wages and salaries		**1,384**	1,192
Social security costs		**164**	144
Pensions	6	**59**	49
Share based remuneration	7	**46**	38
Total staff costs		**1,653**	1,423
Depreciation and amortisation			
Amortisation of acquired intangible assets	16	**278**	219
Share of joint ventures' amortisation of acquired intangible assets		**3**	2
Goodwill impairment	15	**9**	–
Amortisation of internally developed intangible assets	16	**88**	72
Depreciation of property, plant and equipment	18	**79**	76
Total depreciation and amortisation		**457**	369
Other expenses and income			
Pre-publication costs, inventory expenses and other cost of sales		**1,916**	1,624
Operating lease rentals expense		**116**	105
Operating lease rentals income		**(13)**	(15)

Depreciation, amortisation and impairment charges are included within administration and other expenses.

Staff costs for discontinued operations for the year ended 31 December 2008 were £5m (2007: £162m) for wages and salaries; nil (2007: £10m) for social security costs; nil (2007: £11m) for pensions and nil (2007: £8m) for share based remuneration.

4 Auditors' remuneration

	2008 £m	2007 £m
Auditors' remuneration		
For audit services	**4.8**	3.9
For non audit services	**2.1**	1.5
Total auditors' remuneration	**6.9**	5.4

Auditors' remuneration, in respect of continuing and discontinued operations, for audit services comprises £0.4m (2007: £0.4m) payable to the auditors of the parent companies and £4.4m (2007: £3.5m) payable to the auditors of the parent companies and their associates for the audit of the financial statements of the operating and financing businesses, including the review and testing of internal controls over financial reporting in accordance with the US Sarbanes-Oxley Act. Auditors' remuneration for non audit services comprises: £0.6m (2007: £0.6m) for taxation services, £1.3m (2007: £0.7m) for due diligence and other transaction related services and £0.2m (2007: £0.2m) for other non audit services.

5 Personnel

Number of people employed – continuing operations	At 31 December 2008	At 31 December 2007	Average during the year 2008	Average during the year 2007
Business segment				
Elsevier	**7,200**	7,100	**7,200**	7,200
LexisNexis	**15,900**	13,300	**13,800**	13,400
Reed Exhibitions	**2,700**	2,700	**2,700**	2,600
Reed Business Information	**8,200**	8,100	**8,300**	8,100
Sub-total	**34,000**	31,200	**32,000**	31,300
Corporate/shared functions	**800**	300	**800**	300
Total	**34,800**	31,500	**32,800**	31,600
Geographical location				
North America	**18,800**	15,500	**16,600**	15,600
United Kingdom	**5,300**	5,300	**5,400**	5,400
The Netherlands	**2,300**	2,400	**2,400**	2,400
Rest of Europe	**4,700**	4,600	**4,700**	4,600
Rest of world	**3,700**	3,700	**3,700**	3,600
Total	**34,800**	31,500	**32,800**	31,600

The number of people employed by discontinued operations at 31 December 2008 was nil (2007: 1,300). The average number of people employed by discontinued operations during the year was 100 (2007: 4,300).

6 Pension schemes

A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The largest schemes, which cover the majority of employees, are in the UK, the US and the Netherlands. Under these plans, employees are entitled to retirement benefits dependent on the number of years service provided.

The principal assumptions for the purpose of valuation under IAS19 – Employee Benefits, are determined for each scheme in conjunction with the respective schemes' independent actuaries and are presented below as the weighted average of the various defined benefit pension schemes. The defined benefit pension expense for each year is based on the assumptions and scheme valuations set at 31 December of the prior year.

	As at 31 December 2008	2007	2006
Discount rate	**6.2%**	5.9%	5.3%
Expected rate of return on scheme assets	**7.1%**	7.1%	7.0%
Expected rate of salary increases	**3.7%**	4.4%	4.2%
Inflation	**2.7%**	3.1%	2.9%
Future pension increases	**2.8%**	3.2%	2.9%

The expected rates of return on individual categories of scheme assets are determined by reference to relevant market indices and market expectations of real rates of return. The overall expected rate of return on scheme assets is based on the weighted average of each asset category.

Mortality assumptions used in assessing defined benefit obligations make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics and the actuaries' expectations for each scheme. The average life expectancies assumed in the valuation of the defined benefit obligations are set out below.

Average life expectancy (at 31 December)	2008 Male (years)	2008 Female (years)	2007 Male (years)	2007 Female (years)
Member currently aged 60	**86**	**87**	86	87
Member currently aged 45	**86**	**87**	86	87

Notes to the combined financial statements For the year ended 31 December 2008

6 Pension schemes continued

The defined benefit pension expense recognised within the income statement comprises:

	2008 £m	2007 £m
Service cost (including curtailment credits of nil (2007: £19m))	**75**	78
Interest on pension scheme liabilities	**180**	157
Expected return on scheme assets	**(219)**	(196)
Net defined benefit pension expense	**36**	39

The service cost includes nil (2007: £8m) in respect of discontinued operations. A total of £23m (2007: £21m) was recognised as an expense in relation to defined contribution pension schemes, including nil (2007: £3m) in respect of discontinued operations. Included in gains on disposals of discontinued operations are £3m (2007: £11m) of pension curtailment credits.

The amount recognised in the balance sheet in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2008			2007		
	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m
At start of year	**(2,968)**	**3,018**	**50**	(3,008)	2,772	(236)
Service cost	**(75)**	**-**	**(75)**	(78)	-	(78)
Interest on pension scheme liabilities	**(180)**	**-**	**(180)**	(157)	-	(157)
Expected return on scheme assets	**-**	**219**	**219**	-	196	196
Actuarial gain/(loss)	**418**	**(765)**	**(347)**	190	34	224
Contributions by employer	**-**	**79**	**79**	-	83	83
Contributions by employees	**(13)**	**13**	**-**	(13)	13	-
Benefits paid	**119**	**(119)**	**-**	114	(110)	4
Acquisitions	**(9)**	**-**	**(9)**	-	-	-
Curtailment on disposal of operations	**3**	**-**	**3**	11	-	11
Exchange translation differences	**(346)**	**237**	**(109)**	(27)	30	3
At end of year	**(3,051)**	**2,682**	**(369)**	(2,968)	3,018	50

The net pension obligation of £369m at 31 December 2008 comprises schemes in deficit with net pension obligations of £521m (2007: £133m) and schemes in surplus with net pension assets of £152m (2007: £183m).

As at 31 December 2008 the defined benefit obligations comprise £2,923m (2007: £2,877m) in relation to funded schemes and £128m (2007: £91m) in relation to unfunded schemes. The weighted average duration of defined benefit scheme liabilities is 19 years (2007: 19 years). Deferred tax liabilities of £44m (2007: £51m) and deferred tax assets of £190m (2007: £52m) are recognised in respect of the pension scheme surpluses and deficits respectively.

The fair value of scheme assets held as equities, bonds and other assets, and their expected rates of return as at 31 December, is shown below:

	2008			2007		
	Expected rate of return on scheme assets	Fair value of scheme assets £m	Proportion of total scheme assets	Expected rate of return on scheme assets	Fair value of scheme assets £m	Proportion of total scheme assets
Equities	**8.9%**	**1,408**	**52%**	8.3%	1,904	63%
Bonds	**4.3%**	**1,167**	**44%**	4.6%	970	32%
Other	**5.5%**	**107**	**4%**	5.3%	144	5%
Total	**7.1%**	**2,682**	**100%**	7.1%	3,018	100%

The actual return on scheme assets for the year ended 31 December 2008 was a £546m loss (2007: £230m gain).

Notes to the combined financial statements For the year ended 31 December 2008

6 Pension schemes continued

A summary of pension balances for the five years ended 31 December 2008 is set out below.

	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Fair value of scheme assets	**2,682**	3,018	2,772	2,575	2,204
Defined benefit obligations	**(3,051)**	(2,968)	(3,008)	(2,980)	(2,525)
Net pension (obligations)/surplus	**(369)**	50	(236)	(405)	(321)

Gains and losses arising on the revaluation of pension scheme assets and liabilities that have been recognised in the statement of recognised income and expense are set out below:

	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Gains and losses arising during the year:					
Experience losses on scheme liabilities	**(9)**	(28)	(30)	(25)	(18)
Experience (losses)/gains on scheme assets	**(765)**	34	99	230	66
Actuarial gains/(losses) arising on the present value of scheme liabilities due to changes in:					
– discount rates	**202**	367	198	(217)	(113)
– inflation	**198**	(152)	(77)	–	–
– life expectancy and other actuarial assumptions	**27**	3	(51)	(25)	(9)
	(347)	224	139	(37)	(74)
Net cumulative gains/(losses) at start of year	**252**	28	(111)	(74)	–
Net cumulative (losses)/gains at end of year	**(95)**	252	28	(111)	(74)

Regular contributions to defined benefit pension schemes in 2009 are expected to be approximately £91m.

Sensitivity analysis
Valuation of Reed Elsevier's pension scheme liabilities involves judgements about uncertain events, including the life expectancy of the members, salary and pension increases, inflation and the rate at which the future pension payments are discounted. Estimates are used for each of these factors, determined in conjunction with independent actuaries. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and life expectancies would have the following approximate effects on the annual net pension expense and the defined benefit pension obligations:

	£m
Increase/decrease of 0.25% in discount rate:	
Decrease/increase in annual net pension expense	6
Decrease/increase in defined benefit pension obligations	132
Increase/decrease of one year in assumed life expectancy:	
Increase/decrease in annual net pension expense	6
Increase/decrease in defined benefit pension obligations	90
Increase/decrease of 0.25% in the expected inflation rate:	
Increase/decrease in annual net pension expense	5
Increase/decrease in defined benefit pension obligations	121

Additionally, the annual net pension expense includes an expected return on scheme assets. A 5% increase/decrease in the market value of equity investments held by the defined benefit pension schemes would, absent any change in their expected long term rate of return, increase/decrease the amount of the expected return on scheme assets by £6m and would increase/decrease the amount of the net pension surplus by £70m.

Notes to the combined financial statements For the year ended 31 December 2008

7 Share based remuneration

Reed Elsevier provides a number of share based remuneration schemes to directors and employees. The principal share based remuneration schemes are the Executive Share Option Schemes (ESOS), the Long Term Incentive Plan (LTIP), the Retention Share Plan (RSP) and the Bonus Investment Plan (BIP). Share options granted under ESOS and LTIP are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the respective shares at the date of grant. Conditional shares granted under ESOS, LTIP, RSP and BIP are exercisable after three years for nil consideration if conditions are met. Other awards principally relate to all employee share saving schemes in the UK and the Netherlands.

Share based remuneration awards are, other than in exceptional circumstances, subject to the condition that the employee remains in employment at the time of exercise. Share options and conditional shares granted under LTIP, RSP and BIP are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates. LTIP grants made in 2006, 2007 and 2008 are also variable subject to the achievement of an additional total shareholder return performance target. The numbers of share options and conditional shares included in the tables below are calculated on the basis that 100% of the awards will vest. Further details of performance conditions are given in the Directors' Remuneration Report on pages 60 to 80.

The estimated fair value of grants made in the two years ended 31 December 2008 are set out below. The fair values of grants are recognised in the income statement over the vesting period, typically three years.

	In respect of Reed Elsevier PLC ordinary shares			**In respect of Reed Elsevier NV ordinary shares**			**Total fair value**
2008 grants	**Number of shares '000**	**Weighted average fair value per award £**	**Fair value £m**	**Number of shares '000**	**Weighted average fair value per award £**	**Fair value £m**	**£m**
Share options							
– ESOS	**4,397**	**1.14**	**5**	**2,891**	**1.57**	**4**	**9**
– Other	**656**	**1.73**	**1**	**694**	**0.97**	**1**	**2**
Total share options	**5,053**	**1.22**	**6**	**3,585**	**1.45**	**5**	**11**
Conditional shares							
– ESOS	**717**	**5.79**	**4**	**469**	**8.85**	**4**	**8**
– LTIP	**1,524**	**6.98**	**11**	**1,006**	**10.85**	**11**	**22**
– RSP	**19**	**5.79**	**–**	**13**	**8.89**	**–**	**–**
– BIP	**720**	**6.17**	**4**	**319**	**9.10**	**3**	**7**
Total conditional shares	**2,980**	**6.49**	**19**	**1,807**	**10.01**	**18**	**37**
Total			**25**			**23**	**48**

	In respect of Reed Elsevier PLC ordinary shares			In respect of Reed Elsevier NV ordinary shares			Total fair value
2007 grants	Number of shares '000	Weighted average fair value per award £	Fair value £m	Number of shares '000	Weighted average fair value per award £	Fair value £m	£m
Share options							
– ESOS	4,246	1.30	5	2,802	1.66	5	10
– Other	1,058	1.78	2	423	0.99	–	2
Total share options	5,304	1.40	7	3,225	1.57	5	12
Conditional shares							
– ESOS	775	5.94	5	510	8.96	5	10
– LTIP	1,584	7.14	11	1,047	10.92	11	22
– RSP	78	5.50	–	53	7.78	–	–
– BIP	662	5.67	4	308	8.20	3	7
Total conditional shares	3,099	6.48	20	1,918	9.88	19	39
Total			27			24	51

Notes to the combined financial statements For the year ended 31 December 2008

7 Share based remuneration continued

The main assumptions used to determine the fair values, which have been established with advice from and data provided by independent actuaries, are set out below.

Assumptions for grants made during the year	In respect of Reed Elsevier PLC ordinary shares 2008	2007	In respect of Reed Elsevier NV ordinary shares 2008	2007
Weighted average share price at date of grant				
– ESOS	**£6.26**	£6.42	**€12.16**	€14.41
– LTIP	**£6.27**	£6.43	**€12.19**	€14.45
– RSP	**£6.28**	£6.39	**€12.21**	€14.31
– BIP	**£6.68**	£6.15	**€12.51**	€13.37
– Other	**£6.30**	£6.01	**€11.55**	€13.44
Expected share price volatility	**22%**	22%	**22%**	22%
Expected option life	**4 years**	4 years	**4 years**	4 years
Expected dividend yield	**2.7%**	2.7%	**3.2%**	3.2%
Risk free interest rate	**4.4%**	5.6%	**3.6%**	4.2%
Expected lapse rate	**3-5%**	3-5%	**3-4%**	3-5%

Expected share price volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices. Expected share option life has been estimated based on historical exercise patterns in respect of Reed Elsevier PLC and Reed Elsevier NV share options.

The share based remuneration awards outstanding as at 31 December 2008, in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares, are set out below.

Share options: Reed Elsevier PLC	ESOS Number of shares '000	ESOS Weighted average exercise price (pence)	LTIP Number of shares '000	LTIP Weighted average exercise price (pence)	Other Number of shares '000	Other Weighted average exercise price (pence)	Total Number of shares '000	Total Weighted average exercise price (pence)
Outstanding at 1 January 2007	48,192	523	5,017	488	3,373	414	56,582	513
Granted	4,246	642	–	–	1,058	480	5,304	610
Exercised	(16,724)	497	(2,145)	487	(771)	411	(19,640)	493
Forfeited	(1,105)	564	–	–	(476)	431	(1,581)	524
Expired	(542)	571	–	–	(74)	415	(616)	552
Outstanding at 1 January 2008	**34,067**	**547**	**2,872**	**489**	**3,110**	**434**	**40,049**	**534**
Granted	**4,397**	**626**	**–**	**–**	**656**	**504**	**5,053**	**610**
Exercised	**(6,134)**	**517**	**(547)**	**487**	**(659)**	**411**	**(7,340)**	**505**
Forfeited	**(846)**	**607**	**–**	**–**	**(441)**	**459**	**(1,287)**	**556**
Expired	**(1,312)**	**570**	**–**	**–**	**(35)**	**407**	**(1,347)**	**561**
Outstanding at 31 December 2008	**30,172**	**562**	**2,325**	**489**	**2,631**	**454**	**35,128**	**549**
Exercisable at 31 December 2007	19,704	536	2,872	489	50	425	22,626	530
Exercisable at 31 December 2008	**19,692**	**540**	**2,325**	**489**	**69**	**420**	**22,086**	**534**

Notes to the combined financial statements For the year ended 31 December 2008

7 Share based remuneration continued

Share options: Reed Elsevier NV	ESOS Number of shares '000	ESOS Weighted average exercise price (€)	LTIP Number of shares '000	LTIP Weighted average exercise price (€)	Other Number of shares '000	Other Weighted average exercise price (€)	Total Number of shares '000	Total Weighted average exercise price (€)
Outstanding at 1 January 2007	32,956	11.55	3,445	10.58	1,846	12.21	38,247	11.50
Granted	2,802	14.41	–	–	423	13.44	3,225	14.28
Exercised	(10,737)	10.73	(1,527)	10.57	(202)	11.50	(12,466)	10.73
Forfeited	(738)	12.29	–	–	(23)	13.89	(761)	12.34
Expired	(390)	13.28	–	–	–	–	(390)	13.28
Outstanding at 1 January 2008	**23,893**	**12.16**	**1,918**	**10.60**	**2,044**	**12.54**	**27,855**	**12.08**
Granted	**2,891**	**12.16**	**–**	**–**	**694**	**11.55**	**3,585**	**12.04**
Exercised	**(2,579)**	**10.78**	**(109)**	**10.57**	**(5)**	**10.85**	**(2,693)**	**10.77**
Forfeited	**(560)**	**13.04**	**–**	**–**	**(376)**	**12.94**	**(936)**	**13.00**
Expired	**(1,834)**	**13.43**	**–**	**–**	**–**	**–**	**(1,834)**	**13.43**
Outstanding at 31 December 2008	**21,811**	**12.23**	**1,809**	**10.60**	**2,357**	**12.19**	**25,977**	**12.11**
Exercisable at 31 December 2007	14,266	12.16	1,918	10.60	2,044	12.54	18,228	12.04
Exercisable at 31 December 2008	**14,875**	**12.04**	**1,809**	**10.60**	**2,357**	**12.19**	**19,041**	**11.92**

Conditional shares: Reed Elsevier PLC	Number of shares '000 ESOS	LTIP	RSP	BIP	Total
Outstanding at 1 January 2007	1,149	4,244	1,832	1,733	8,958
Granted	775	1,584	78	662	3,099
Exercised	(112)	(2,226)	(1,698)	(457)	(4,493)
Forfeited	(156)	(170)	(67)	(95)	(488)
Outstanding at 1 January 2008	**1,656**	**3,432**	**145**	**1,843**	**7,076**
Granted	**717**	**1,524**	**19**	**720**	**2,980**
Exercised	**(85)**	**–**	**(101)**	**(561)**	**(747)**
Forfeited	**(237)**	**(440)**	**(28)**	**(101)**	**(806)**
Outstanding at 31 December 2008	**2,051**	**4,516**	**35**	**1,901**	**8,503**

Conditional shares: Reed Elsevier NV	Number of shares '000 ESOS	LTIP	RSP	BIP	Total
Outstanding at 1 January 2007	770	2,858	1,278	649	5,555
Granted	510	1,047	53	308	1,918
Exercised	(71)	(1,523)	(1,165)	(199)	(2,958)
Forfeited	(151)	(151)	(68)	(34)	(404)
Outstanding at 1 January 2008	**1,058**	**2,231**	**98**	**724**	**4,111**
Granted	**469**	**1,006**	**13**	**319**	**1,807**
Exercised	**(57)**	**–**	**(63)**	**(176)**	**(296)**
Forfeited	**(112)**	**(259)**	**(24)**	**(29)**	**(424)**
Outstanding at 31 December 2008	**1,358**	**2,978**	**24**	**838**	**5,198**

The weighted average share price at the date of exercise of share options and conditional shares during 2008 was 632p (2007: 621p) for Reed Elsevier PLC ordinary shares and €12.22 (2007: €13.76) for Reed Elsevier NV ordinary shares.

Notes to the combined financial statements For the year ended 31 December 2008

7 Share based remuneration continued

Range of exercise prices for outstanding share options	2008 Number of shares under option '000	2008 Weighted average remaining period until expiry (years)	2007 Number of shares under option '000	2007 Weighted average remaining period until expiry (years)
Reed Elsevier PLC ordinary shares (pence)				
351-400	**252**	**1.2**	668	1.6
401-450	**1,927**	**1.5**	2,652	2.4
451-500	**9,111**	**4.6**	12,356	4.8
501-550	**9,834**	**6.1**	12,716	7.1
551-600	**3,856**	**3.4**	4,331	4.3
601-650	**7,452**	**8.5**	4,280	8.8
651-700	**2,696**	**2.2**	3,046	3.2
Total	**35,128**	**5.3**	40,049	4.8
Reed Elsevier NV ordinary shares (euro)				
9.01-10.00	**1,617**	**4.3**	1,954	5.1
10.01-11.00	**5,771**	**4.8**	6,791	5.8
11.01-12.00	**6,866**	**6.2**	8,912	7.2
12.01-13.00	**3,362**	**8.7**	402	5.3
13.01-14.00	**3,777**	**3.0**	4,269	4.6
14.01-15.00	**4,382**	**4.9**	5,041	6.5
15.01-16.00	**202**	**2.4**	486	2.3
Total	**25,977**	**5.4**	27,855	6.0

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT) (see note 31). Conditional shares will be met from shares held by the EBT.

Overview
Operating and financial review
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Financial statements and other information

Notes to the combined financial statements For the year ended 31 December 2008

8 Net finance costs

	2008 £m	2007 £m
Interest on short term bank loans, overdrafts and commercial paper	(62)	(45)
Interest on other loans	(137)	(130)
Interest on obligations under finance leases	-	(1)
Total borrowing costs	(199)	(176)
Acquisition related finance costs	(18)	–
Fair value losses on designated fair value hedge relationships	-	(2)
Losses on derivatives not designated as hedges	(8)	(2)
Fair value losses on interest rate derivatives formerly designated as cash flow hedges transferred from equity	-	(2)
Finance costs	**(225)**	(182)
Interest on bank deposits	31	34
Gains on loans and derivatives not designated as hedges	2	9
Finance income	**33**	43
Net finance costs	**(192)**	(139)

Finance costs include £6m (2007: £1m) transferred from the hedge reserve. A net loss of £60m (2007: loss of £11m) on interest rate derivatives designated as cash flow hedges was recognised directly in equity in the hedge reserve.

Acquisition related finance costs comprise underwriting and arrangement fees relating to the ChoicePoint acquisition incurred prior to completion.

9 Disposals and other non operating items

	2008 £m	2007 £m
Revaluation of held for trading investments	(6)	(2)
(Loss)/gain on disposal and write down of businesses and other assets	(86)	65
Net (loss)/gain on disposals and other non operating items	**(92)**	63

The loss on disposal and write down of businesses and other assets in 2008 comprises gains on disposals of businesses and investments of £15m less costs of the RBI divestment process terminated in December 2008 of £31m and a £70m write down in the carrying value of the investment in Education Media and Publishing Group that arose on the sale of the Harcourt US K-12 Schools business in 2007. Net proceeds received in respect of disposals of businesses and other assets were £8m (2007: £82m).

10 Taxation

	2008 £m	2007 £m
Current tax		
United Kingdom	40	59
The Netherlands	49	40
Rest of world	36	(111)
Total current tax charge/(credit)	125	(12)
Deferred tax		
Origination and reversal of temporary differences	30	(70)
Total taxation charge/(credit) on profit from continuing operations	**155**	(82)

The current tax credit in 2007 includes credits of £223m in respect of previously unrecognised deferred tax assets and capital losses that were realised as a result of the disposal of discontinued operations.

Notes to the combined financial statements For the year ended 31 December 2008

10 Taxation continued

A reconciliation of the notional tax charge based on average applicable rates of tax (weighted in proportion to accounting profits) to the actual total tax expense is set out below.

	2008 £m	2007 £m
Profit before tax from continuing operations	**617**	812
Tax at average applicable rates	**127**	195
Tax on share of results of joint ventures	**(5)**	(5)
Deferred tax on unrealised exchange differences on long term inter affiliate lending	**–**	(21)
Offset of tax reliefs against capital gains and tax base differences on disposals	**–**	(251)
Non deductible amounts and other items	**33**	–
Tax expense/(credit)	**155**	(82)
Tax expense/(credit) as a percentage of profit before tax	**25%**	(10%)

The following tax has been recognised directly in equity during the year.

	2008 £m	2007 £m
Tax on actuarial movements on defined benefit pension schemes	**116**	(65)
Tax on fair value movements on cash flow hedges	**59**	(2)
Deferred tax (charge)/credits on share based remuneration	**(19)**	17
Net tax credit/(charge) recognised directly in equity	**156**	(50)

During 2008, a tax charge of £5m was transferred to net profit from the hedge reserve (2007: £9m).

11 Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs relate to the major restructuring programme announced in February 2008 and in RBI (not included in the February 2008 announcement as the business was to be divested). Acquisition related costs relate to acquisition integration and fees incurred in connection with acquisition financing.

Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to exceptional restructuring and acquisition related costs. Adjusted figures are derived as follows:

Continuing operations	2008 £m	2007 £m
Operating profit – continuing operations	**901**	888
Adjustments:		
Amortisation of acquired intangible assets and goodwill impairment	**290**	221
Exceptional restructuring costs	**152**	–
Acquisition related costs	**27**	20
Reclassification of tax in joint ventures	**9**	8
Adjusted operating profit from continuing operations	**1,379**	1,137
Profit before tax – continuing operations	**617**	812
Adjustments:		
Amortisation of acquired intangible assets and goodwill impairment	**290**	221
Exceptional restructuring costs	**152**	–
Acquisition related costs	**45**	20
Reclassification of tax in joint ventures	**9**	8
Disposals and other non operating items	**92**	(63)
Adjusted profit before tax from continuing operations	**1,205**	998

Notes to the combined financial statements For the year ended 31 December 2008

11 Adjusted figures continued

Continuing operations	2008 £m	2007 £m
Profit attributable to parent companies' shareholders	**476**	1,200
Net profit from discontinued operations	**(18)**	(309)
Profit attributable to parent companies' shareholders – continuing operations	**458**	891
Adjustments (post tax):		
Amortisation of acquired intangible assets and goodwill impairment	**327**	247
Exceptional restructuring costs	**111**	–
Acquisition related costs	**31**	13
Disposals and other non operating items	**61**	(290)
Deferred tax not expected to crystallise in the near term:		
Unrealised exchange differences on long term inter affiliate lending	**–**	(21)
Acquired intangible assets	**(69)**	(60)
Other	**–**	(15)
Adjusted profit attributable to parent companies' shareholders from continuing operations	**919**	765
Cash generated from operations	**1,452**	1,218
Dividends received from joint ventures	**23**	12
Purchases of property, plant and equipment	**(57)**	(65)
Proceeds from disposals of property, plant and equipment	**5**	4
Expenditure on internally developed intangible assets	**(115)**	(80)
Payments in relation to exceptional restructuring costs	**72**	–
Payments in relation to acquisition related costs	**27**	19
Adjusted operating cash flow from continuing operations	**1,407**	1,108

Total operations	2008 £m	2007 £m
Operating profit – continuing operations	**901**	888
Operating profit – discontinued operations	**–**	112
Operating profit – total operations	**901**	1,000
Adjustments:		
Amortisation of acquired intangible assets and goodwill impairment	**290**	230
Exceptional restructuring costs	**152**	–
Acquisition related costs	**27**	20
Reclassification of tax in joint ventures	**9**	8
Adjusted operating profit from total operations	**1,379**	1,258
Profit before tax – continuing operations	**617**	812
Profit before tax – discontinued operations	**–**	112
Profit before tax – total operations	**617**	924
Adjustments:		
Amortisation of acquired intangible assets and goodwill impairment	**290**	230
Exceptional restructuring costs	**152**	–
Acquisition related costs	**45**	20
Reclassification of tax in joint ventures	**9**	8
Disposals and other non operating items	**92**	(63)
Adjusted profit before tax from total operations	**1,205**	1,119
Profit attributable to parent companies' shareholders – total operations	**476**	1,200
Adjustments (post tax):		
Amortisation of acquired intangible assets and goodwill impairment	**327**	259
Exceptional restructuring costs	**111**	–
Acquisition related costs	**31**	13
Disposals and other non operating items	**43**	(521)
Deferred tax not expected to crystallise in the near term:		
Unrealised exchange differences on long term inter affiliate lending	**–**	(21)
Acquired intangible assets	**(69)**	(63)
Other	**–**	(15)
Adjusted profit attributable to parent companies' shareholders from total operations	**919**	852

Notes to the combined financial statements For the year ended 31 December 2008

12 Cash flow statement

Reconciliation of operating profit before joint ventures to cash generated from operations – continuing operations	2008 £m	2007 £m
Operating profit before joint ventures	**883**	872
Amortisation of acquired intangible assets and goodwill impairment	**287**	219
Amortisation of internally developed intangible assets	**88**	72
Depreciation of property, plant and equipment	**79**	76
Share based remuneration	**46**	38
Total non cash items	**500**	405
Decrease/(increase) in inventories and pre-publication costs	**4**	(11)
Increase in receivables	**(106)**	(35)
Increase/(decrease) in payables	**171**	(13)
Decrease/(increase) in working capital	**69**	(59)
Cash generated from operations	**1,452**	1,218

Cash flow on acquisitions – continuing operations	Note	2008 £m	2007 £m
Purchase of businesses	13	**(2,112)**	(293)
Payment of ChoicePoint change of control and other non operating payables assumed		**(19)**	–
Investments in joint ventures		**–**	(24)
Deferred payments relating to prior year acquisitions		**(30)**	(10)
Total		**(2,161)**	(327)

Reconciliation of net borrowings	Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2008 £m	2007 £m
At start of year	**2,467**	**(3,129)**	**170**	**(492)**	(2,314)
(Decrease)/increase in cash and cash equivalents	**(2,174)**	**–**	**–**	**(2,174)**	1,917
Net movement in short term bank loans, overdrafts and commercial paper	**–**	**407**	**–**	**407**	(111)
Issuance of other loans	**–**	**(2,373)**	**–**	**(2,373)**	(276)
Repayment of other loans	**–**	**411**	**–**	**411**	311
Repayment of finance leases	**–**	**56**	**–**	**56**	12
Redemption of debt related derivative financial instrument	**–**	**–**	**(62)**	**(62)**	–
Change in net borrowings resulting from cash flows	**(2,174)**	**(1,499)**	**(62)**	**(3,735)**	1,853
Borrowings in acquired businesses	**–**	**(219)**	**–**	**(219)**	–
Inception of finance leases	**–**	**(1)**	**–**	**(1)**	(11)
Fair value adjustments to borrowings and related derivatives	**–**	**92**	**(90)**	**2**	(2)
Exchange translation differences	**82**	**(1,386)**	**23**	**(1,281)**	(18)
At end of year	**375**	**(6,142)**	**41**	**(5,726)**	(492)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

Cash and cash equivalents includes £55m (2007: nil) held in trust to satisfy liabilities in respect of change of control obligations related to the acquisition of ChoicePoint.

Notes to the combined financial statements For the year ended 31 December 2008

13 Acquisitions

On 19 September 2008 Reed Elsevier acquired the entire share capital of ChoicePoint, Inc. for a total consideration of £1,931m, after taking account of net cash acquired of £46m. A number of other acquisitions, none of which were individually significant, were made for a total consideration of £200m, after taking account of net cash acquired of £5m. The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. Provisional fair values of the consideration given and the assets and liabilities acquired are summarised below.

		ChoicePoint		**Other**			
	Notes	**Book value on acquisition £m**	**Fair value £m**	**Book value on acquisition £m**	**Fair value £m**	**Total fair value 2008 £m**	Total fair value 2007 £m
Goodwill	(i)	**–**	**1,162**	**–**	**117**	**1,279**	101
Intangible assets	(ii)	**15**	**1,471**	**–**	**108**	**1,579**	262
Property, plant and equipment		**46**	**46**	**2**	**2**	**48**	–
Current assets		**117**	**117**	**11**	**11**	**128**	7
Current liabilities		**(221)**	**(221)**	**(16)**	**(16)**	**(237)**	(14)
Borrowings		**(219)**	**(219)**	**–**	**–**	**(219)**	–
Current tax		**19**	**19**	**3**	**3**	**22**	–
Deferred tax		**6**	**(444)**	**–**	**(25)**	**(469)**	(37)
Net assets acquired		**(237)**	**1,931**	**–**	**200**	**2,131**	319
Consideration (after taking account of £51m net cash acquired)	(iii)					**2,131**	319
Less: consideration deferred to future years						**(19)**	(26)
Net cash flow						**2,112**	293

(i) Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of a business to generate higher returns than individual assets, skilled workforces, acquisition synergies that are specific to Reed Elsevier, and high barriers to market entry. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

(ii) The provisional fair value of intangible assets acquired with ChoicePoint have been established with advice from independent qualified valuers.

(iii) Consideration for ChoicePoint comprises £1,955m to acquire the entire share capital and £22m of professional fees and other costs relating to the acquisition.

The fair values of the assets and liabilities acquired are provisional pending the completion of the valuation exercises. Final fair values will be incorporated in the 2009 combined financial statements.

The businesses acquired in 2008 contributed £180m to revenue, £41m to adjusted operating profit, increased adjusted profit attributable by £21m, decreased profit attributable by £10m and contributed £42m to net cash inflow from operating activities for the part year under Reed Elsevier ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a proforma basis the Reed Elsevier revenues, adjusted operating profit, adjusted profit attributable and profit attributable for the year would have been £5,718m, £1,462m, £974m and £477m respectively before taking account of acquisition financing costs.

Notes to the combined financial statements For the year ended 31 December 2008

14 Equity dividends

On 18 January 2008, Reed Elsevier PLC and Reed Elsevier NV paid special distributions of 82.0p and €1.767 per ordinary share respectively, from the net proceeds of the disposal of Harcourt Education. The aggregate distribution of £2,013m (including £27m paid to the employee benefit trust) was recognised when paid.

The special distributions were accompanied by consolidations of the ordinary share capitals of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares, reflecting the ratio of the aggregate special distribution to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at 12 December 2007, the date of the announcement of the special distribution.

Ordinary dividends declared in the year	2008 £m	2007 £m
Reed Elsevier PLC	**204**	206
Reed Elsevier NV	**214**	210
Total	**418**	416

Ordinary dividends declared in the year, in amounts per ordinary share, comprise: a 2007 final dividend of 13.6p and a 2008 interim dividend of 5.3p giving a total of 18.9p (2007: 16.3p) for Reed Elsevier PLC; and a 2007 final dividend of €0.311 and a 2008 interim dividend of €0.114 giving a total of €0.425 (2007: €0.418) for Reed Elsevier NV.

The directors of Reed Elsevier PLC have proposed a final dividend of 15.0p (2007: 13.6p). The directors of Reed Elsevier NV have proposed a final dividend of €0.290 (2007: €0.311). The total cost of funding the proposed final dividends is expected to be £322m, for which no liability has been recognised at the balance sheet date.

Ordinary dividends paid and proposed relating to the financial year	2008 £m	2007 £m
Reed Elsevier PLC	**220**	204
Reed Elsevier NV	**217**	205
Total	**437**	409

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders. The cost of funding the Reed Elsevier PLC dividends is therefore similar to that of Reed Elsevier NV.

15 Goodwill

	2008 £m	2007 £m
At start of year	**2,462**	2,802
Acquisitions	**1,279**	101
Disposals	**(4)**	(323)
Impairment	**(9)**	–
Reclassified as held for sale	**–**	(117)
Exchange translation differences	**1,173**	(1)
At end of year	**4,901**	2,462

The carrying amount of goodwill is after cumulative amortisation of £1,715m (2007: £1,313m) which was charged prior to the adoption of IFRS.

Impairment charges principally relate to the Spanish residential property shows business within Reed Exhibitions Continental Europe which has seen a significant contraction of revenues since acquisition.

Impairment review

Impairment testing of goodwill and indefinite lived intangible assets is performed at least annually based on cash generating units (CGUs). A CGU is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. CGUs which are not individually significant have been aggregated for presentation purposes. Typically, when an acquisition is made the acquired business is fully integrated into the relevant business unit and CGU, and the goodwill arising is allocated to the CGUs, or groups of CGUs, that are expected to benefit from the synergies of the acquisition. LexisNexis Risk has been separated out from LexisNexis US as a separate CGU in 2008 following the acquisition of ChoicePoint and its integration into the existing Risk business, with comparative information restated.

Notes to the combined financial statements For the year ended 31 December 2008

15 Goodwill continued

The carrying value of goodwill recorded in the major groups of cash generating units is set out below.

Goodwill	2008 £m	2007 £m
Elsevier	**1,074**	767
LexisNexis US Legal	**1,104**	787
LexisNexis Risk	**1,846**	271
LexisNexis International	**137**	118
LexisNexis	**3,087**	1,176
Reed Exhibitions Continental Europe	**336**	264
Reed Exhibitions other	**71**	38
Reed Exhibitions	**407**	302
Reed Business Information US	**162**	113
Reed Business Information UK	**71**	41
Reed Business Information NL	**33**	23
Reed Business Information International	**67**	40
Reed Business Information	**333**	217
Total	**4,901**	2,462

The carrying value of each CGU is compared with its estimated value in use, which is determined to be its recoverable amount. Value in use is calculated based on estimated future cash flows, discounted to their present value. Estimated future cash flows are determined by reference to latest budgets and forecasts for the next five years approved by management, after which a long-term perpetuity growth rate is applied. The estimates of future cash flows are consistent with past experience adjusted for management's estimates of future performance. The key assumptions used in the value in use calculations are discount rates and perpetuity growth rates. The discount rates used are based on the Reed Elsevier weighted average cost of capital, adjusted to reflect a risk premium specific to each CGU. The Reed Elsevier weighted average cost of capital reflects an assumed equity return, based on the risk free rate for government bonds adjusted for an equity risk premium, and the Reed Elsevier post tax cost of debt. The pre-tax discount rates applied are 9.5% for Elsevier, 10.0-10.5% for LexisNexis, 10.5-11.0% for Reed Exhibitions and 10.5-11.0% for Reed Business Information. Cash flows subsequent to the forecast period of five years are assumed to grow at a nominal perpetuity growth rate. The rates assumed are based on the long-term historic growth rates of the territories where the CGUs operate and the growth prospects for the sectors in which the CGUs operate. A nominal perpetuity growth rate of 3% is used for all CGUs.

The value in use calculations and impairment reviews are sensitive to changes in key assumptions, particularly relating to discount rates and cash flow growth. A sensitivity analysis has been performed based on changes in key assumptions considered to be possible by management: an increase in discount rate of 0.5%; a decrease in the compound annual growth rate (CAGR) for adjusted operating cash flow in the five year forecast period of between 2.0% and 5.0%, depending on the CGU; and a decrease in perpetuity growth rates of 0.5%. The sensitivity analysis shows that no impairments would result under each of the sensitivity scenarios other than in the case of a 5.0% decline in adjusted operating cash flow CAGR over the five year forecast period which, if applied across all CGUs, would result in an impairment of £24m, or £35m if perpetuity growth rates were coincidentally reduced by 0.5%.

Notes to the combined financial statements For the year ended 31 December 2008

16 Intangible assets

	Market and customer related £m	Content, software and other £m	Total acquired intangible assets £m	Internally developed intangible assets £m	Total £m
Cost					
At 1 January 2007	1,355	2,871	4,226	633	4,859
Acquisitions	63	199	262	–	262
Additions	–	–	–	80	80
Disposals	(544)	(118)	(662)	(60)	(722)
Reclassified as held for sale	(29)	(116)	(145)	(32)	(177)
Exchange translation differences	(27)	33	6	16	22
At 1 January 2008	**818**	**2,869**	**3,687**	**637**	**4,324**
Acquisitions	**1,349**	**230**	**1,579**	**–**	**1,579**
Additions	**–**	**–**	**–**	**115**	**115**
Disposals	**–**	**(15)**	**(15)**	**(19)**	**(34)**
Exchange translation differences	**652**	**851**	**1,503**	**207**	**1,710**
At 31 December 2008	**2,819**	**3,935**	**6,754**	**940**	**7,694**
Amortisation					
At 1 January 2007	276	1,720	1,996	339	2,335
Charge for the year	52	176	228	73	301
Disposals	(166)	(111)	(277)	(52)	(329)
Reclassified as held for sale	(2)	(77)	(79)	(9)	(88)
Exchange translation differences	(8)	13	5	11	16
At 1 January 2008	**152**	**1,721**	**1,873**	**362**	**2,235**
Charge for the year	**84**	**194**	**278**	**88**	**366**
Disposals	**–**	**(15)**	**(15)**	**(8)**	**(23)**
Exchange translation differences	**74**	**515**	**589**	**123**	**712**
At 31 December 2008	**310**	**2,415**	**2,725**	**565**	**3,290**
Net book amount					
At 31 December 2007	666	1,148	1,814	275	2,089
At 31 December 2008	**2,509**	**1,520**	**4,029**	**375**	**4,404**

Intangible assets acquired as part of business combinations comprise: market related assets (eg trade marks, imprints, brands); customer related assets (eg subscription bases, customer lists, customer relationships); and content, software and other intangible assets (eg editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are assets with a net book value of £902m (2007: £817m) that arose on acquisitions completed prior to the adoption of IFRS that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Included in market and customer related intangible assets are £397m (2007: £288m) of brands and imprints relating to Elsevier determined to have indefinite lives based on an assessment of their historical longevity and stable market positions. Indefinite lived intangibles are tested for impairment at least annually using the same value in use assumptions as set out in note 15.

The amortisation charge includes nil (2007: £10m) in respect of discontinued operations.

Notes to the combined financial statements For the year ended 31 December 2008

17 Investments

	2008 £m	2007 £m
Investments in joint ventures	**145**	116
Available for sale investments	**24**	90
Venture capital investments held for trading	**25**	21
Total	**194**	227

The reduction in value of available for sale investments principally relates to the write down of the investment in Education Media and Publishing Group described in note 9.

An analysis of changes in the carrying value of investments in joint ventures is set out below.

	2008 £m	2007 £m
At start of year	**116**	73
Share of results of joint ventures	**18**	16
Dividends received from joint ventures	**(23)**	(12)
Additions	**4**	31
Exchange translation differences	**30**	8
At end of year	**145**	116

The principal joint ventures at 31 December 2008 are exhibition joint ventures within Reed Exhibitions and Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding).

Summarised aggregate information in respect of joint ventures and Reed Elsevier's share is set out below.

	Total joint ventures		Reed Elsevier share	
	2008 £m	2007 £m	2008 £m	2007 £m
Revenue	**209**	214	**104**	103
Net profit for the year	**37**	36	**18**	16
Total assets	**325**	302	**152**	143
Total liabilities	**(163)**	(165)	**(75)**	(76)
Net assets	**162**	137	**77**	67
Goodwill			**68**	49
Total			**145**	116

Notes to the combined financial statements For the year ended 31 December 2008

18 Property, plant and equipment

	2008			2007		
	Land and buildings £m	**Fixtures and equipment £m**	**Total £m**	Land and buildings £m	Fixtures and equipment £m	Total £m
Cost						
At start of year	**157**	**510**	**667**	179	667	846
Acquisitions	**30**	**18**	**48**	–	1	1
Capital expenditure	**13**	**44**	**57**	6	70	76
Disposals	**(1)**	**(66)**	**(67)**	(26)	(183)	(209)
Reclassified as held for sale	**–**	**–**	**–**	(2)	(45)	(47)
Exchange translation differences	**60**	**138**	**198**	–	–	–
At end of year	**259**	**644**	**903**	157	510	667
Accumulated depreciation						
At start of year	**71**	**357**	**428**	83	465	548
Acquisitions	**–**	**–**	**–**	–	1	1
Disposals	**(1)**	**(56)**	**(57)**	(19)	(148)	(167)
Reclassified as held for sale	**–**	**–**	**–**	(1)	(30)	(31)
Charge for the year	**10**	**69**	**79**	8	69	77
Exchange translation differences	**26**	**98**	**124**	–	–	–
At end of year	**106**	**468**	**574**	71	357	428
Net book amount	**153**	**176**	**329**	86	153	239

No depreciation is provided on freehold land of £51m (2007: £37m). The net book amount of property, plant and equipment at 31 December 2008 includes £6m (2007: £17m) in respect of assets held under finance leases relating to fixtures and equipment.

The depreciation charge includes nil (2007: £1m) in respect of discontinued operations.

Notes to the combined financial statements For the year ended 31 December 2008

19 Financial instruments

Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments are set out on pages 26 to 29 of the Operating and Financial Review. The main financial risks faced by Reed Elsevier are liquidity risk, market risk – comprising interest rate risk and foreign exchange risk – and credit risk. Financial instruments are used to finance the Reed Elsevier businesses and to hedge interest rate and foreign exchange risks. Reed Elsevier's businesses do not enter into speculative derivative transactions. Details of financial instruments subject to liquidity, market and credit risks are described below.

Liquidity risk
Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The remaining contractual maturities for borrowings and derivative financial instruments are shown in the table below. The table shows undiscounted principal and interest cash flows and includes contractual gross cash flows to be exchanged as part of cross currency interest rate swaps and forward foreign exchange contracts where there is a legal right of set-off.

		Contractual cash flow						
At 31 December 2008	**Carrying amount £m**	**Within 1 year £m**	**1-2 years £m**	**2-3 years £m**	**3-4 years £m**	**4-5 years £m**	**More than 5 years £m**	**Total £m**
Borrowings								
Fixed rate borrowings	**(2,265)**	**(124)**	**(123)**	**(504)**	**(447)**	**(177)**	**(1,967)**	**(3,342)**
Floating rate borrowings	**(3,877)**	**(536)**	**(1,740)**	**(1,516)**	**(225)**	**(1)**	**(5)**	**(4,023)**
Derivative financial liabilities								
Interest rate derivatives	**(89)**	**(27)**	**(37)**	**(20)**	**(7)**	**(3)**	**–**	**(94)**
Cross currency interest rate swaps	**–**	**(13)**	**(8)**	**(13)**	**(14)**	**(199)**	**(204)**	**(451)**
Forward foreign exchange contracts	**(169)**	**(909)**	**(358)**	**(177)**	**(45)**	**–**	**–**	**(1,489)**
Derivative financial assets								
Interest rate derivatives	**1**	**1**	**–**	**–**	**–**	**–**	**–**	**1**
Cross currency interest rate swaps	**51**	**15**	**13**	**15**	**15**	**211**	**237**	**506**
Forward foreign exchange contracts	**24**	**837**	**307**	**157**	**42**	**–**	**–**	**1,343**
Total	**(6,324)**	**(756)**	**(1,946)**	**(2,058)**	**(681)**	**(169)**	**(1,939)**	**(7,549)**

		Contractual cash flow						
At 31 December 2007	Carrying amount £m	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Borrowings								
Fixed rate borrowings	(1,993)	(486)	(95)	(95)	(368)	(327)	(1,602)	(2,973)
Floating rate borrowings	(1,136)	(770)	(14)	(232)	(7)	(169)	(3)	(1,195)
Derivative financial liabilities								
Interest rate derivatives	(9)	(5)	(5)	(2)	–	–	(6)	(18)
Cross currency interest rate swaps	–	(241)	(6)	(7)	(7)	(8)	(158)	(427)
Forward foreign exchange contracts	(13)	(654)	(265)	(118)	–	–	–	(1,037)
Derivative financial assets								
Interest rate derivatives	16	4	7	5	3	2	4	25
Cross currency interest rate swaps	155	395	5	5	5	5	166	581
Forward foreign exchange contracts	39	680	276	120	–	–	–	1,076
Total	(2,941)	(1,077)	(97)	(324)	(374)	(497)	(1,599)	(3,968)

In January 2009, fixed rate term debt of $1,500m (£1,037m) and floating rate term debt of €50m (£49m) due in more than five years from 31 December 2008 were issued and used to repay floating rate borrowings maturing in one to two years.

Notes to the combined financial statements For the year ended 31 December 2008

19 Financial instruments continued

The carrying amount of derivative financial liabilities comprises £240m (2007: £18m) in relation to cash flow hedges and £18m (2007: £4m) held for trading. The carrying amount of derivative financial assets comprises £41m (2007: £170m) in relation to fair value hedges, £8m (2007: £28m) in relation to cash flow hedges and £27m (2007: £12m) held for trading. Derivative financial assets and liabilities held for trading comprise interest rate derivatives and forward foreign exchange contracts that were not designated as hedging instruments.

At 31 December 2008, Reed Elsevier had access to £2,074m (2007: £1,502m) of committed bank facilities that expire in one to two years (2007: two to three years), of which £26m (2007: £42m) was drawn. These facilities principally provide back up for short term borrowings. In February 2009, these facilities were reduced to £1,728m and, at the same time, new £1,382m committed bank facilities, forward starting in May 2010 and maturing in May 2012, were put in place.

At 31 December 2008, Reed Elsevier had fully drawn down a £2,908m (2007: nil) committed loan facility established to finance the acquisition of ChoicePoint, Inc.

After taking account of the maturity of committed bank facilities that back short term borrowings at 31 December 2008, and after utilising available cash resources, no borrowings mature in the next twelve months (2007: nil), 31% of borrowings mature in the second year (2007: nil), 33% of borrowings mature in the third year (2007: 27%), 12% in the fourth and fifth years (2007: 29%), 16% in the sixth to tenth years (2007: 31%), and 8% beyond the tenth year (2007: 13%). Allowing for the £1,086m of term debt issued in January 2009 and the $2,000m (£1,382m) forward start facility, no borrowings mature in the next two years, 21% of borrowings mature in the third year, 36% in the fourth and fifth years, 23% in the sixth to tenth years, and 20% beyond the tenth year.

Market risk
Reed Elsevier's primary market risks are to interest rate fluctuations and exchange rate movements. Derivatives are used to hedge or reduce the risks of interest rate and exchange rate movements and are not entered into unless such risks exist. Derivatives used by Reed Elsevier for hedging a particular risk are not specialised and are generally available from numerous sources. The impact of market risks on net post employment benefit obligations and taxation is excluded from the following market risk sensitivity analysis.

Interest rate risk
Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates.

At 31 December 2008, 56% of net borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £25m (2007: £7m), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at 31 December 2008. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £25m (2007: £7m).

After taking additional account of $1.6bn of term debt issued in January 2009, 74% of net borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options, and a 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £15m. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £15m.

The impact on net equity of a theoretical change in interest rates as at 31 December 2008 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated reduction in net equity of £39m (2007: £10m) and a 100 basis point increase in interest rates would increase net equity by an estimated £38m (2007: £10m). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

Foreign exchange rate risk
Translation exposures arise on the earnings and net assets of business operations in countries with currencies other than sterling, most particularly in respect of the US businesses. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars (see note 25).

A theoretical weakening of all currencies by 10% against sterling at 31 December 2008 would decrease the carrying value of net assets, excluding net borrowings, by £551m (2007: £262m). This would be offset to a large degree by a decrease in net borrowings of £495m (2007: £123m). A strengthening of all currencies by 10% against sterling at 31 December 2008 would increase the carrying value of net assets, excluding net borrowings, by £685m (2007: £328m) and increase net borrowings by £605m (2007: £150m).

Notes to the combined financial statements For the year ended 31 December 2008

19 Financial instruments continued

A retranslation of the combined businesses' net profit for the year assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures would reduce net profit by £38m (2007: £106m). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £46m (2007: £130m).

Credit risk
Reed Elsevier seeks to limit interest rate and foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. Reed Elsevier also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with each of them.

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A by Standard and Poor's, Moody's or Fitch.

Reed Elsevier also has credit risk with respect to trade receivables due from its customers that include national and state governments, academic institutions and large and small enterprises including law firms, book stores and wholesalers. The concentration of credit risk from trade receivables is limited due to the large and broad customer base. Trade receivable exposures are managed locally in the business units where they arise. Where appropriate, business units seek to minimise this exposure by taking payment in advance and through management of credit terms. Allowance is made for bad and doubtful debts based on management's assessment of the risk taking into account the ageing profile, experience and circumstance. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, recorded in the balance sheet.

Included within trade receivables are the following amounts which are past due but for which no allowance has been made. Past due up to one month £284m (2007: £234m); past due two to three months £123m (2007: £78m); past due four to six months £35m (2007: £26m); and past due greater than six months £11m (2007: £21m). Examples of trade receivables which are past due but for which no allowance has been made include those receivables where there is no concern over the credit worthiness of the customer and where the history of dealings with the customer indicate the amount will be settled.

Hedge accounting
The hedging relationships that are designated under IAS39 – Financial Instruments are described below:

Fair value hedges
Reed Elsevier has entered into interest rate swaps and cross currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement.

Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £300m were in place at 31 December 2008 swapping fixed rate term debt issues denominated in Swiss francs (CHF) to floating rate USD debt for the whole of their term (2007: £820m) swapping fixed rate term debt issues denominated in US dollars (USD), euros and Swiss francs to floating rate USD debt for the whole or part of their term).

Notes to the combined financial statements For the year ended 31 December 2008

19 Financial instruments continued

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement, for the two years ended 31 December 2008 were as follows:

Gains/(losses) on borrowings and related derivatives	1 January 2007 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	**1 January 2008 £m**	**Fair value movement gain/(loss) £m**	**De-designated £m**	**Exchange gain/(loss) £m**	**31 December 2008 £m**
USD debt	1	(16)	–	**(15)**	**(46)**	**62**	**(1)**	**–**
Related interest rate swaps	(1)	16	–	**15**	**46**	**(62)**	**1**	**–**
	–	–	–	**–**	**–**	**–**	**–**	**–**
Euro debt	(116)	(35)	2	**(149)**	**161**	**–**	**(12)**	**–**
Related Euro to USD cross currency interest rate swaps	117	34	(2)	**149**	**(161)**	**–**	**12**	**–**
	1	(1)	–	**–**	**–**	**–**	**–**	**–**
CHF debt	(56)	49	1	**(6)**	**(25)**	**–**	**(10)**	**(41)**
Related CHF to USD cross currency interest rate swaps	57	(50)	(1)	**6**	**25**	**–**	**10**	**41**
	1	(1)	–	**–**	**–**	**–**	**–**	**–**
Total USD, Euro and CHF debt	(171)	(2)	3	**(170)**	**90**	**62**	**(23)**	**(41)**
Total related interest rate derivatives	173	–	(3)	**170**	**(90)**	**(62)**	**23**	**41**
Net gain	2	(2)	–	**–**	**–**	**–**	**–**	**–**

All fair value hedges were highly effective throughout the two years ended 31 December 2008. A fair value loss of nil (2007: £2m) has been included within finance costs.

Gross borrowings as at 31 December 2008 included £78m (2007: nil) in relation to fair value adjustments to borrowings previously designated in a fair value hedge relationship which were de-designated during the year. The related derivatives were closed out on de-designation with a cash inflow of £62m (£80m translated at 31 December 2008 exchange rates). During 2008, £2m (2007: nil) of these fair value adjustments were amortised as a reduction to finance costs.

Cash flow hedges

Reed Elsevier enters into two types of cash flow hedge:

(1) Interest rate derivatives which fix the interest expense on a portion of forecast floating rate denominated debt (including commercial paper, short term bank loans and floating rate term debt).

(2) Foreign exchange derivatives which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Elsevier science and medical businesses for up to 50 months.

Movements in the hedge reserve (pre-tax) in 2008 and 2007, including gains and losses on cash flow hedging instruments, were as follows:

	Transition loss £m	**Interest rate hedges £m**	**Foreign exchange hedges £m**	**Total hedge reserve pre-tax £m**
Hedge reserve at 1 January 2007: (losses)/gains deferred	(2)	4	50	52
(Losses)/gains arising in 2007	–	(11)	14	3
Amounts recognised in income statement	2	(1)	(30)	(29)
Exchange translation differences	–	–	2	2
Hedge reserve at 1 January 2008: (losses)/gains deferred	**–**	**(8)**	**36**	**28**
Losses arising in 2008	**–**	**(60)**	**(183)**	**(243)**
Amounts recognised in income statement	**–**	**6**	**(25)**	**(19)**
Exchange translation differences	**–**	**(18)**	**(4)**	**(22)**
Hedge reserve at 31 December 2008: losses deferred	**–**	**(80)**	**(176)**	**(256)**

All cash flow hedges were highly effective throughout the two years ended 31 December 2008.

A tax credit of £61m (2007: £8m charge) in respect of the above gains and losses at 31 December 2008 was also deferred in the hedge reserve.

Overview
Operating and financial review
Our business
Governance
Financial statements and other information

Notes to the combined financial statements For the year ended 31 December 2008

19 Financial instruments continued

Of the amounts recognised in the income statement in the year, gains of £25m (2007: £30m) were recognised in revenue, and losses of £6m (2007: £1m) were recognised in finance costs. A tax charge of £5m (2007: £9m) was recognised in relation to these items.

The transition loss relates to interest rate derivatives which were not designated as hedging instruments on adoption of IAS39 – Financial Instruments.

The deferred losses on cash flow hedges at 31 December 2008 are currently expected to be recognised in the income statement in future years as follows:

	Interest rate hedges £m	Foreign exchange hedges £m	Total hedge reserve pre-tax £m
2009	**(23)**	**(63)**	**(86)**
2010	**(29)**	**(66)**	**(95)**
2011	**(16)**	**(38)**	**(54)**
2012	**(9)**	**(9)**	**(18)**
2013	**(3)**	**–**	**(3)**
Losses deferred in hedge reserve at end of year	**(80)**	**(176)**	**(256)**

The cash flows for these hedges are expected to occur in line with the recognition of the losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

20 Deferred tax

	2008 £m	2007 £m
Deferred tax assets	**353**	141
Deferred tax liabilities	**(1,525)**	(695)
Total	**(1,172)**	(554)

Movements in deferred tax liabilities and assets are summarised as follows:

	Deferred tax liabilities				Deferred tax assets			
	Excess of tax allowances over amortisation £m	Acquired intangible assets £m	Pensions assets £m	Other temporary differences – liabilities £m	Tax losses carried forward £m	Pensions liabilities £m	Other temporary differences – assets £m	Total £m
Deferred tax (liability)/asset at 1 January 2007	(133)	(642)	(6)	(69)	7	92	71	(680)
(Charge)/credit to profit	(29)	63	–	35	(3)	(15)	19	70
(Charge)/credit to equity	–	–	(44)	(2)	–	(21)	17	(50)
Acquisitions	–	(38)	–	–	1	–	–	(37)
Disposals	34	95	(1)	–	–	(3)	(25)	100
Reclassified as held for sale	1	24	–	15	–	–	–	40
Exchange translation differences	2	–	–	–	–	(1)	2	3
Deferred tax (liability)/asset at 1 January 2008	**(125)**	**(498)**	**(51)**	**(21)**	**5**	**52**	**84**	**(554)**
(Charge)/credit to profit	**(37)**	**69**	**(6)**	**(5)**	**–**	**(10)**	**(41)**	**(30)**
Credit to equity	**–**	**–**	**13**	**7**	**–**	**103**	**33**	**156**
Acquisitions	**–**	**(536)**	**–**	**–**	**–**	**4**	**63**	**(469)**
Disposals	**–**	**7**	**–**	**–**	**–**	**–**	**–**	**7**
Exchange translation differences	**(57)**	**(281)**	**–**	**(4)**	**1**	**41**	**18**	**(282)**
Deferred tax (liability)/asset at 31 December 2008	**(219)**	**(1,239)**	**(44)**	**(23)**	**6**	**190**	**157**	**(1,172)**

Notes to the combined financial statements For the year ended 31 December 2008

21 Inventories and pre-publication costs

	2008 £m	2007 £m
Raw materials	**11**	9
Pre-publication costs	**233**	154
Finished goods	**104**	108
Total	**348**	271

22 Trade and other receivables

	2008 £m	2007 £m
Trade receivables	**1,578**	1,054
Allowance for doubtful debts	**(77)**	(48)
	1,501	1,006
Prepayments and accrued income	**184**	142
Total	**1,685**	1,148

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Trade receivables are stated net of allowances for bad and doubtful debts. The movements in the provision during the year were as follows:

	2008 £m	2007 £m
At start of year	**48**	50
Charge for the year	**29**	19
Trade receivables written off	**(20)**	(17)
Acquisitions	**4**	–
Reclassified as held for sale	**–**	(5)
Exchange translation differences	**16**	1
At end of year	**77**	48

23 Assets and liabilities held for sale

The major classes of assets and liabilities of operations classified as held for sale are as follows:

	2008 £m	2007 £m
Goodwill	**24**	117
Intangible assets	**3**	89
Property, plant and equipment	**7**	16
Inventories and pre-publication costs	**–**	54
Trade and other receivables	**15**	65
Total assets held for sale	**49**	341
Trade and other payables	**2**	44
Deferred tax liabilities	**–**	40
Total liabilities associated with assets held for sale	**2**	84

Assets held for sale as at 31 December 2008 relate to minor businesses within LexisNexis (2007: principally relate to Harcourt Assessment which was sold in January 2008, see note 2).

Notes to the combined financial statements For the year ended 31 December 2008

24 Trade and other payables

	2008 £m	2007 £m
Payables and accruals	**1,394**	1,000
Deferred income	**1,375**	966
Total	**2,769**	1,966

25 Borrowings

	2008			2007		
	Falling due within 1 year £m	**Falling due in more than 1 year £m**	**Total £m**	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m
Financial liabilities measured at amortised cost:						
Short term bank loans, overdrafts and commercial paper	**446**	**–**	**446**	753	–	753
Finance leases	**2**	**1**	**3**	5	6	11
Other loans	**–**	**4,652**	**4,652**	–	1,378	1,378
Other loans in fair value hedging relationships	**–**	**341**	**341**	369	618	987
Other loans previously in fair value hedging relationships	**–**	**700**	**700**	–	–	–
Total	**448**	**5,694**	**6,142**	1,127	2,002	3,129

The total fair value of financial liabilities measured at amortised cost is £5,201m (2007: £2,206m). The total fair value of other loans in fair value hedging relationships is £325m (2007: £1,054m). The total fair value of other loans previously in fair value hedging relationships is £773m (2007: nil).

Analysis by year of repayment

	2008				2007			
	Short term bank loans, overdrafts and commercial paper £m	**Other loans £m**	**Finance leases £m**	**Total £m**	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
Within 1 year	**446**	**–**	**2**	**448**	753	369	5	1,127
Within 1 to 2 years	**–**	**1,706**	**1**	**1,707**	–	–	3	3
Within 2 to 3 years	**–**	**1,885**	**–**	**1,885**	–	220	3	223
Within 3 to 4 years	**–**	**578**	**–**	**578**	–	276	–	276
Within 4 to 5 years	**–**	**104**	**–**	**104**	–	423	–	423
After 5 years	**–**	**1,420**	**–**	**1,420**	–	1,077	–	1,077
	–	**5,693**	**1**	**5,694**	–	1,996	6	2,002
Total	**446**	**5,693**	**3**	**6,142**	753	2,365	11	3,129

In January 2009, fixed rate term debt of $1,500m (£1,037m) and floating rate term debt of €50m (£49m) due in more than five years from 31 December 2008 were issued and used to repay other loans maturing within one to two years. Short term bank loans, overdrafts and commercial paper are backed up at 31 December 2008 by $3,000m (£2,074m) of committed bank facilities maturing in May 2010 of which $38m (£26m) was drawn. In February 2009 these facilities were reduced to $2,500m (£1,728m) and additional $2,000m (£1,382m) committed bank facilities, forward starting in May 2010 and maturing in May 2012, were put in place.

Notes to the combined financial statements For the year ended 31 December 2008

25 Borrowings continued

Analysis by currency

	2008				2007			
	Short term bank loans, overdrafts and commercial paper £m	**Other loans £m**	**Finance leases £m**	**Total £m**	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
US Dollars	**10**	**5,128**	**3**	**5,141**	108	1,841	11	1,960
£ Sterling	**–**	**400**	**–**	**400**	7	400	–	407
Euro	**375**	**165**	**–**	**540**	572	124	–	696
Other currencies	**61**	**–**	**–**	**61**	66	–	–	66
Total	**446**	**5,693**	**3**	**6,142**	753	2,365	11	3,129

Included in the US dollar amounts for other loans above is £341m (2007: £521m) of debt denominated in euros (nil; 2007: €500m) and Swiss francs (CHF 500m; 2007: CHF 350m) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at 31 December 2008, had a fair value of £41m (2007: £155m).

26 Lease arrangements

Finance leases
At 31 December 2008 future finance lease obligations fall due as follows:

	2008 £m	2007 £m
Within one year	**2**	5
In the second to fifth years inclusive	**1**	7
	3	12
Less future finance charges	**–**	(1)
Total	**3**	11

	2008 £m	2007 £m
Present value of future finance lease obligations payable:		
Within one year	**2**	5
In the second to fifth years inclusive	**1**	6
Total	**3**	11

The fair value of the lease obligations approximates to their carrying amount.

Operating leases
Reed Elsevier leases various properties, principally offices and warehouses, which have varying terms and renewal rights that are typical to the territory in which they are located.

At 31 December 2008 outstanding commitments under non-cancellable operating leases fall due as follows:

	2008 £m	2007 £m
Within one year	**144**	104
In the second to fifth years inclusive	**426**	319
After five years	**293**	275
Total	**863**	698

Of the above outstanding commitments, £805m (2007: £680m) relate to land and buildings.

Notes to the combined financial statements For the year ended 31 December 2008

26 Lease arrangements continued

Reed Elsevier has a number of properties that are sub-leased. The future lease receivables contracted with sub-tenants fall as follows:

	2008 £m	2007 £m
Within one year	**21**	14
In the second to fifth years inclusive	**52**	42
After five years	**14**	11
Total	**87**	67

27 Provisions

	2008			2007		
	Property £m	Restructuring £m	Total £m	Property £m	Restructuring £m	Total £m
At start of year	**21**	**–**	**21**	28	–	28
Charged	**22**	**57**	**79**	–	–	–
Utilised	**(9)**	**–**	**(9)**	(6)	–	(6)
Exchange translation differences	**11**	**12**	**23**	(1)	–	(1)
Total	**45**	**69**	**114**	21	–	21

Property provisions relate to estimated sub-lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2021. Restructuring provisions relate to costs incurred in connection with the major restructuring programme announced in February 2008 and in RBI, principally in respect of severance and outsourcing migration costs.

Provisions have been analysed between current and non-current as set out below:

	2008 £m	2007 £m
Current liabilities	**79**	–
Non-current liabilities	**35**	21
Total	**114**	21

28 Contingent liabilities and capital commitments

There are contingent liabilities amounting to £26m (2007: £28m) in respect of property lease guarantees.

29 Combined share capitals

	2008 £m	2007 £m
At start of year	**197**	191
Issue of ordinary shares	**1**	3
Exchange translation differences	**11**	3
At end of year	**209**	197

Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

Disclosures in respect of share capital are given in note 12 to the Reed Elsevier PLC consolidated financial statements and note 13 to the Reed Elsevier NV consolidated financial statements.

Notes to the combined financial statements For the year ended 31 December 2008

30 Combined share premiums

	2008 £m	2007 £m
At start of year	**2,143**	1,879
Issue of ordinary shares, net of expenses	**53**	174
Exchange translation differences	**333**	90
At end of year	**2,529**	2,143

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

31 Combined shares held in treasury

	Shares held by EBT £m	Shares held by parent companies £m	Total £m
At 1 January 2007	161	216	377
Purchase of shares	74	199	273
Settlement of share awards	(49)	–	(49)
Exchange translation differences	–	18	18
At 1 January 2008	**186**	**433**	**619**
Purchase of shares	**54**	**40**	**94**
Settlement of share awards	**(8)**	**–**	**(8)**
Exchange translation differences	**–**	**78**	**78**
At 31 December 2008	**232**	**551**	**783**

At 31 December 2008, shares held in treasury related to 20,078,899 (2007: 18,723,830) Reed Elsevier PLC ordinary shares and 11,177,422 (2007: 10,100,765) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT); and 34,196,298 (2007: 35,846,500) Reed Elsevier PLC ordinary shares and 23,952,791 (2007: 25,301,500) Reed Elsevier NV ordinary shares held by the respective parent companies.

The number of shares held by the EBT and parent companies were reduced by the share consolidations of the parent companies which accompanied the payment of the special distribution from the net proceeds of the disposal of Harcourt Education. The ordinary share capitals of the parent companies were consolidated on the basis of 58 new ordinary shares for every 67 existing ordinary shares, reflecting the ratio of the aggregate special distribution to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at 12 December 2007, the date of the announcement of the special distribution.

The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees' discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards.

32 Translation reserve

	2008 £m	2007 £m
At start of year	**(145)**	(136)
Exchange differences on translation of foreign operations	**340**	(33)
Cumulative exchange differences on disposal of foreign operations	**27**	148
Exchange translation differences on capital and reserves	**(236)**	(124)
At end of year	**(14)**	(145)

Notes to the combined financial statements For the year ended 31 December 2008

33 Other combined reserves

	Hedge reserve 2008 £m	Other reserves 2008 £m	Total 2008 £m	Total 2007 £m
At start of year	**20**	**1,369**	**1,389**	409
Profit attributable to parent companies' shareholders	**-**	**476**	**476**	1,200
Dividends declared	**-**	**(2,404)**	**(2,404)**	(416)
Actuarial (losses)/gains on defined benefit pension schemes	**-**	**(347)**	**(347)**	224
Fair value movements on available for sale investments	**-**	**(9)**	**(9)**	-
Cumulative fair value movements on disposals of available for sale investments	**-**	**-**	**-**	(7)
Fair value movements on cash flow hedges	**(243)**	**-**	**(243)**	3
Tax recognised directly in equity	**59**	**97**	**156**	(50)
Increase in share based remuneration reserve	**-**	**46**	**46**	46
Settlement of share awards	**-**	**(8)**	**(8)**	(49)
Transfer from hedge reserve to net profit (net of tax)	**(14)**	**-**	**(14)**	(20)
Exchange translation differences	**(17)**	**(13)**	**(30)**	49
At end of year	**(195)**	**(793)**	**(988)**	1,389

Other reserves principally comprise retained earnings, the share based remuneration reserve and available for sale investment reserve.

34 Related party transactions

Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £4m (2007: £6m). As at 31 December 2008, amounts owed by joint ventures were £3m (2007: £7m). Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC and Reed Elsevier NV. Transactions with key management personnel are set out below.

	2008 £m	2007 £m
Salaries and other short term employee benefits	**7**	8
Post employment benefits	**1**	1
Share based remuneration	**10**	9
Total	**18**	18

Post employment benefits represent the service cost under IAS19 – Employee Benefits in relation to defined benefit schemes, together with any contributions made to defined contribution schemes. Share based remuneration is the amount charged in respect of executive directors under IFRS2 – Share Based Payment.

35 Exchange rates

The following exchange rates have been applied in preparing the combined financial statements:

	Income statement		Balance sheet	
	2008	2007	**2008**	2007
Euro to sterling	**1.26**	1.46	**1.03**	1.36
US dollars to sterling	**1.85**	2.00	**1.45**	2.00

Notes to the combined financial statements For the year ended 31 December 2008

36 Post balance sheet events

In January 2009, term debt of $1,500m (£1,037m) and €50m (£49m) due in more than five years from 31 December 2008 were issued and used to repay loans maturing within one to two years.

As at 31 December 2008 short term bank loans, overdrafts and commercial paper were backed up by $3,000m of committed bank facilities maturing in May 2010, of which $38m (£26m) was drawn. On 17 February 2009 these facilities were reduced to $2,500m (£1,728m) and new $2,000m (£1,382m) committed bank facilities, forward starting in May 2010 and maturing in May 2012, were put in place.

37 Approval of financial statements

The combined financial statements were approved and authorised for issue by the boards of directors of Reed Elsevier PLC and Reed Elsevier NV on 18 February 2009.

Independent auditors' report to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV

Report on the combined financial statements
We have audited the combined financial statements 2008 of Reed Elsevier PLC (registered in England and Wales), Reed Elsevier NV (registered in Amsterdam), Reed Elsevier Group plc (registered in England and Wales), Elsevier Reed Finance BV (registered in Amsterdam) and their respective subsidiaries, associates and joint ventures (together "the combined businesses"), for the year ended 31 December 2008 ("the combined financial statements"), which comprise the combined income statement, the combined cash flow statement, the combined balance sheet, the combined statement of recognised income and expense, the combined reconciliation of shareholders' equity, the accounting policies and the related notes 1 to 37.

We have also audited the information in the parts of the Directors' Remuneration Report presented in the Reed Elsevier Annual Reports and Financial Statements ("the Remuneration Report") that are described as having been audited. The separate audit reports on the consolidated financial statements of Reed Elsevier PLC and Reed Elsevier NV which have been audited under locally adopted standards appear on pages 157 and 178.

Our audit work has been undertaken so that we might state to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV, and the members of Reed Elsevier PLC as a body and the shareholders of Reed Elsevier NV as a body, for our audit work, for this report, or for the opinions we have formed.

Directors' responsibility
The directors are responsible for the preparation and fair presentation of the combined financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and for the preparation of the Remuneration Report. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the combined financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the given circumstances.

Auditors' responsibility
Our responsibility is to express an opinion on the combined financial statements, and the parts of the Remuneration Report that are described as being audited, based on our audit. We conducted our audit in accordance with relevant legal and regulatory requirements, International Standards on Auditing (UK and Ireland) issued by the United Kingdom Auditing Practices Board, International Standards on Auditing as applied in the Netherlands and Dutch Law. This requires that we comply with our respective professions' ethical requirements and plan and perform the audit to obtain reasonable assurance whether the combined financial statements are free from material misstatement.

We also read other information contained in the Reed Elsevier Annual Reports and Financial Statements 2008, as described in the contents section, including the summary of the combined financial statements presented in euros, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the combined financial statements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the combined businesses' preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the combined businesses' internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the combined financial statements give a true and fair view of the financial position of the combined businesses as at 31 December 2008, and of their profits and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

The parts of the Remuneration Report described as having been audited have been properly prepared in accordance with the United Kingdom Companies Act 1985.

Deloitte LLP
Chartered Accountants
and Registered Auditors
London
United Kingdom
18 February 2009

Deloitte Accountants B.V.
J P M Hopmans
Amsterdam
The Netherlands
18 February 2009

Summary combined financial information in euros

Introduction

The Reed Elsevier combined financial statements are presented in pounds sterling. This summary financial information presents the primary combined financial statements and selected notes in euros using the exchange rates provided in note 35 to the combined financial statements, except for significant transactions which are translated at the relevant spot rate. The full Reed Elsevier combined financial statements presented in euros are available on the Reed Elsevier website, www.reedelsevier.com.

Combined income statement

For the year ended 31 December	Note	2008 €m	2007 €m
Revenue – continuing operations	1	**6,721**	6,693
Cost of sales		**(2,414)**	(2,371)
Gross profit		**4,307**	4,322
Selling and distribution costs		**(1,327)**	(1,370)
Administration and other expenses		**(1,868)**	(1,679)
Operating profit before joint ventures		**1,112**	1,273
Share of results of joint ventures		**23**	23
Operating profit – continuing operations		**1,135**	1,296
Finance income		**42**	63
Finance costs		**(284)**	(266)
Net finance costs		**(242)**	(203)
Disposals and other non operating items		**(116)**	92
Profit before tax – continuing operations		**777**	1,185
Taxation		**(195)**	120
Net profit from continuing operations		**582**	1,305
Net profit from discontinued operations	2	**10**	408
Net profit for the year		**592**	1,713
Attributable to:			
Parent companies' shareholders		**587**	1,709
Minority interests		**5**	4
Net profit for the year		**592**	1,713

Combined cash flow statement

For the year ended 31 December	Note	2008 €m	2007 €m
Cash flows from operating activities – continuing operations			
Cash generated from operations	4	**1,830**	1,778
Interest paid		**(280)**	(254)
Interest received		**54**	38
Tax paid		**(271)**	(349)
Net cash from operating activities		**1,333**	1,213
Cash flows from investing activities – continuing operations			
Acquisitions	4	**(2,747)**	(478)
Purchases of property, plant and equipment		**(72)**	(95)
Expenditure on internally developed intangible assets		**(145)**	(117)
Purchase of investments		**(5)**	(6)
Proceeds from disposals of property, plant and equipment		**6**	6
Proceeds from other disposals		**10**	120
Dividends received from joint ventures		**29**	18
Net cash used in investing activities		**(2,924)**	(552)
Cash flows from financing activities – continuing operations			
Dividends paid to shareholders of the parent companies		**(3,183)**	(607)
(Decrease)/increase in short term bank loans, overdrafts and commercial paper		**(513)**	163
Issuance of other loans		**3,017**	403
Repayment of other loans		**(520)**	(454)
Repayment of finance leases		**(71)**	(18)
Redemption of debt related derivative financial instrument		**78**	–
Proceeds on issue of ordinary shares		**68**	258
Purchase of treasury shares		**(118)**	(399)
Net cash used in financing activities		**(1,242)**	(654)
Net cash (used in)/from discontinued operations	2	**(33)**	2,674
(Decrease)/increase in cash and cash equivalents	4	**(2,866)**	2,681
Movement in cash and cash equivalents			
At start of year		**3,355**	774
(Decrease)/increase in cash and cash equivalents		**(2,866)**	2,681
Exchange translation differences		**(103)**	(100)
At end of year		**386**	3,355

Combined balance sheet

As at 31 December	Note	2008 €m	2007 €m
Non-current assets			
Goodwill		**5,048**	3,348
Intangible assets		**4,536**	2,841
Investments in joint ventures		**149**	158
Other investments		**51**	151
Property, plant and equipment		**339**	325
Net pension assets		**157**	249
Deferred tax assets		**363**	192
		10,643	7,264
Current assets			
Inventories and pre-publication costs		**358**	368
Trade and other receivables		**1,736**	1,561
Derivative financial instruments		**78**	286
Cash and cash equivalents	4	**386**	3,355
		2,558	5,570
Assets held for sale		**50**	464
Total assets		**13,251**	13,298
Current liabilities			
Trade and other payables		**2,852**	2,674
Derivative financial instruments		**266**	30
Borrowings	6	**461**	1,533
Taxation		**571**	1,023
Provisions		**81**	–
		4,231	5,260
Non-current liabilities			
Borrowings	6	**5,865**	2,723
Deferred tax liabilities		**1,570**	945
Net pension obligations		**537**	181
Provisions		**36**	28
		8,008	3,877
Liabilities associated with assets held for sale		**2**	114
Total liabilities		**12,241**	9,251
Net assets		**1,010**	4,047
Capital and reserves			
Combined share capitals	7	**215**	268
Combined share premiums	8	**2,605**	2,914
Combined shares held in treasury	9	**(806)**	(842)
Translation reserve		**174**	(170)
Other combined reserves	10	**(1,207)**	1,862
Combined shareholders' equity		**981**	4,032
Minority interests		**29**	15
Total equity		**1,010**	4,047

Combined statement of recognised income and expense

For the year ended 31 December	2008 €m	2007 €m
Net profit for the year	**592**	1,713
Exchange differences on translation of foreign operations	**59**	(350)
Actuarial (losses)/gains on defined benefit pension schemes	**(437)**	327
Fair value movements on available for sale investments	**(11)**	–
Fair value movements on cash flow hedges	**(306)**	4
Tax recognised directly in equity	**196**	(73)
Net expense recognised directly in equity	**(499)**	(92)
Cumulative exchange differences on disposal of foreign operations	**54**	206
Cumulative fair value movements on disposal of available for sale investments	**–**	(10)
Transfer to net profit from hedge reserve (net of tax)	**(18)**	(29)
Total recognised income and expense for the year	**129**	1,788
Attributable to:		
Parent companies' shareholders	**124**	1,784
Minority interests	**5**	4
Total recognised income and expense for the year	**129**	1,788

Combined reconciliation of shareholders' equity

For the year ended 31 December	Note	2008 €m	2007 €m
Total recognised net income attributable to the parent companies' shareholders		**124**	1,784
Dividends declared		**(3,183)**	(607)
Issue of ordinary shares, net of expenses		**68**	258
Increase in shares held in treasury	9	**(118)**	(399)
Increase in share based remuneration reserve		**58**	67
Net (decrease)/increase in combined shareholders' equity		**(3,051)**	1,103
Combined shareholders' equity at start of year		**4,032**	2,929
Combined shareholders' equity at end of year		**981**	4,032

Notes to the summary combined financial information in euros

1 Segment analysis

On 21 February 2008 Reed Elsevier announced a plan to divest RBI which was then classified as a discontinued operation in the 2008 interim results. On 10 December 2008 Reed Elsevier announced the termination of discussions to sell RBI as it was judged not possible to structure a transaction on acceptable terms at that time. RBI has therefore now been presented as a continuing operation. RBI and Reed Exhibitions, previously presented together as the Reed Business segment, are now managed as separate divisions and are presented as separate business segments. Comparatives have been restated accordingly.

	Revenue		Operating profit		Adjusted operating profit	
	2008 €m	2007 €m	**2008 €m**	2007 €m	**2008 €m**	2007 €m
Business segment						
Elsevier	**2,142**	2,200	**558**	598	**716**	696
LexisNexis	**2,444**	2,328	**367**	419	**646**	593
Reed Exhibitions	**891**	842	**155**	155	**230**	203
Reed Business Information	**1,244**	1,323	**69**	133	**159**	177
Sub-total	**6,721**	6,693	**1,149**	1,305	**1,751**	1,669
Corporate costs	**–**	–	**(63)**	(66)	**(63)**	(66)
Unallocated net pension credit	**–**	–	**49**	57	**49**	57
Total	**6,721**	6,693	**1,135**	1,296	**1,737**	1,660
Geographical origin						
North America	**3,206**	3,135	**421**	515	**779**	737
United Kingdom	**1,140**	1,308	**231**	263	**301**	308
The Netherlands	**748**	737	**226**	261	**259**	264
Rest of Europe	**1,125**	1,034	**189**	172	**299**	254
Rest of world	**502**	479	**68**	85	**99**	97
Total	**6,721**	6,693	**1,135**	1,296	**1,737**	1,660

Revenue is analysed before the €131m (2007: €150m) share of joint ventures' revenue, of which €29m (2007: €30m) relates to LexisNexis, principally to Giuffrè, €101m (2007: €120m) relates to Reed Exhibitions, principally to exhibition joint ventures, and €1m (2007: nil) relates to Reed Business Information.

Share of post-tax results of joint ventures of €23m (2007: €23m) included in operating profit comprises €5m (2007: €4m) relating to LexisNexis and €18m (2007: €19m) relating to Reed Exhibitions. The unallocated net pension credit of €49m (2007: €57m) comprises the expected return on pension scheme assets of €276m (2007: €286m) less interest on pension scheme liabilities of €227m (2007: €229m).

Analysis of revenue by geographical market	**2008 €m**	2007 €m
North America	**3,306**	3,260
United Kingdom	**731**	880
The Netherlands	**295**	301
Rest of Europe	**1,431**	1,310
Rest of world	**958**	942
Total	**6,721**	6,693

Notes to the summary combined financial information in euros

1 Segment analysis continued

	Expenditure on acquired goodwill and intangible assets		Capital expenditure additions		Amortisation of acquired intangible assets and goodwill impairment		Depreciation and other amortisation	
	2008 €m	2007 €m	2008 €m	2007 €m	2008 €m	2007 €m	2008 €m	2007 €m
Business segment								
Elsevier	**39**	282	**68**	73	**96**	91	**64**	69
LexisNexis	**3,440**	61	**93**	111	**172**	153	**86**	105
Reed Exhibitions	**73**	89	**14**	12	**58**	39	**8**	6
Reed Business Information	**81**	98	**33**	30	**39**	40	**32**	33
Sub-total	**3,633**	530	**208**	226	**365**	323	**190**	213
Corporate	**–**	–	**9**	2	**–**	–	**21**	3
Total	**3,633**	530	**217**	228	**365**	323	**211**	216
Geographical location								
North America	**3,435**	222	**114**	126				
United Kingdom	**68**	38	**45**	45				
The Netherlands	**5**	–	**33**	32				
Rest of Europe	**43**	238	**14**	16				
Rest of world	**82**	32	**11**	9				
Total	**3,633**	530	**217**	228				

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. The net book amount of property, plant and equipment added through acquisitions totalled €60m (2007: nil). Amortisation of acquired intangible assets includes the share of amortisation in joint ventures of €4m (2007: €3m) in Reed Exhibitions. Other than the depreciation and amortisation above, non cash items of €58m (2007: €55m) relate to the recognition of share based remuneration and comprise €9m (2007: €12m) in Elsevier, €10m (2007: €14m) in LexisNexis, €4m (2007: €4m) in Reed Exhibitions, €7m (2007: €12m) in Reed Business Information and €28m (2007: €13m) in Corporate.

	Total assets		Total liabilities		Net assets/(liabilities)	
	2008 €m	2007 €m	2008 €m	2007 €m	2008 €m	2007 €m
Business segment						
Elsevier	**3,362**	3,420	**1,277**	1,001	**2,085**	2,419
LexisNexis	**6,960**	3,442	**797**	564	**6,163**	2,878
Reed Exhibitions	**888**	895	**390**	388	**498**	507
Reed Business Information	**890**	928	**431**	436	**459**	492
Sub-total	**12,100**	8,685	**2,895**	2,389	**9,205**	6,296
Taxation	**363**	192	**2,141**	1,968	**(1,778)**	(1,776)
Cash/borrowings	**386**	3,355	**6,326**	4,256	**(5,940)**	(901)
Net pension assets/obligations	**157**	249	**537**	181	**(380)**	68
Assets and liabilities held for sale	**50**	464	**2**	114	**48**	350
Other assets and liabilities	**195**	353	**340**	343	**(145)**	10
Total	**13,251**	13,298	**12,241**	9,251	**1,010**	4,047
Geographical location						
North America	**9,396**	6,186	**6,761**	4,695	**2,635**	1,491
United Kingdom	**996**	2,882	**1,337**	1,583	**(341)**	1,299
The Netherlands	**764**	2,096	**746**	424	**18**	1,672
Rest of Europe	**1,679**	1,768	**3,121**	2,300	**(1,442)**	(532)
Rest of world	**416**	366	**276**	249	**140**	117
Total	**13,251**	13,298	**12,241**	9,251	**1,010**	4,047

Investments in joint ventures of €149m (2007: €158m) included in segment assets above comprise €43m (2007: €41m) relating to LexisNexis, €nil (2007: €1m) relating to Elsevier, €102m (2007: €113m) relating to Reed Exhibitions and €4m (2007: €3m) relating to Reed Business Information.

Notes to the summary combined financial information in euros

2 Discontinued operations

Discontinued operations comprise the results of the Harcourt Education division. The disposal of Harcourt Education International businesses completed in May and August 2007; the disposal of the Harcourt US K-12 Schools Education business completed in December 2007; and the disposal of the Harcourt Assessment business completed in January 2008.

Net profit from discontinued operations	2008 €m	2007 €m
Revenue	**15**	1,098
Operating costs	**(15)**	(934)
Operating profit and profit before tax	**–**	164
Taxation	**–**	(50)
Profit after taxation	**–**	114
Gain on disposals	**72**	849
Tax on disposals	**(62)**	(555)
Net profit from discontinued operations	**10**	408

The gain on disposals of discontinued operations in 2008 relates to sale of Harcourt Assessment (2007: Harcourt US K-12 Schools Education business and the Harcourt Education International businesses). Net assets disposed comprise €116m (2007: €445m) of goodwill, €93m (2007: €537m) of intangible assets, €11m (2007: €55m) of property, plant and equipment, €67m (2007: €527m) of inventory and €42m (2007: €56m) of other net assets.

Tax on disposals in 2007 is stated before taking account of tax credits of €326m in respect of previously unrecognised deferred tax assets and capital losses. These were realised as a result of the disposal of discontinued operations but were reported within continuing operations whence they first arose.

Cash flows from discontinued operations	2008 €m	2007 €m
Net cash flow from operating activities	**3**	48
Net cash flow (used in)/from investing activities	**(36)**	2,626
Net cash flow from financing activities	**–**	–
Net movement in cash and cash equivalents	**(33)**	2,674

Net cash flow from investing activities includes cash proceeds, net of expenses, on the completed disposals of €367m (2007: €2,674m) and taxes paid on completed disposals of €403m (2007: nil). Cash and cash equivalents disposed of was nil (2007: €10m).

Notes to the summary combined financial information in euros

3 Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, disposals and other non operating items, acquisition related finance costs, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs relate to the major restructuring programme announced in February 2008 and in RBI (not included in the February 2008 announcement as the business was to be divested). Acquisition related costs relate to acquisition integration and fees incurred in acquisition financing.

Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to exceptional restructuring and acquisition related costs.

Continuing operations	2008 €m	2007 €m
Operating profit – continuing operations	**1,135**	1,296
Adjustments:		
Amortisation of acquired intangible assets and goodwill impairment	**365**	323
Exceptional restructuring costs	**192**	–
Acquisition related costs	**34**	29
Reclassification of tax in joint ventures	**11**	12
Adjusted operating profit from continuing operations	**1,737**	1,660
Profit before tax – continuing operations	**777**	1,185
Adjustments:		
Amortisation of acquired intangible assets and goodwill impairment	**365**	323
Exceptional restructuring costs	**192**	–
Acquisition related costs	**57**	29
Reclassification of tax in joint ventures	**11**	12
Disposals and other non operating items	**116**	(92)
Adjusted profit before tax from continuing operations	**1,518**	1,457
Profit attributable to parent companies' shareholders	**587**	1,709
Net profit from discontinued operations	**(10)**	(408)
Profit attributable to parent companies' shareholders – continuing operations	**577**	1,301
Adjustments (post tax):		
Amortisation of acquired intangible assets and goodwill impairment	**412**	361
Exceptional restructuring costs	**140**	–
Acquisition related costs	**39**	19
Disposals and other non operating items	**77**	(423)
Deferred tax not expected to crystallise in the near term:		
Unrealised exchange differences on long term inter affiliate lending	**–**	(31)
Acquired intangible assets	**(86)**	(88)
Other	**–**	(22)
Adjusted profit attributable to parent companies' shareholders from continuing operations	**1,159**	1,117
Cash generated from operations	**1,830**	1,778
Dividends received from joint ventures	**29**	18
Purchases of property, plant and equipment	**(72)**	(95)
Proceeds from disposals of property, plant and equipment	**6**	6
Expenditure on internally developed intangible assets	**(145)**	(117)
Payments in relation to exceptional restructuring costs	**91**	–
Payments in relation to acquisition related costs	**34**	28
Adjusted operating cash flow from continuing operations	**1,773**	1,618

Notes to the summary combined financial information in euros

3 Adjusted figures continued

Total operations	2008 €m	2007 €m
Operating profit – continuing	**1,135**	1,296
Operating profit – discontinued operations	**–**	164
Operating profit – total operations	**1,135**	1,460
Adjustments:		
Amortisation of acquired intangible assets and goodwill impairment	**365**	336
Exceptional restructuring costs	**192**	–
Acquisition related costs	**34**	29
Reclassification of tax in joint ventures	**11**	12
Adjusted operating profit from total operations	**1,737**	1,837
Profit before tax – continuing	**777**	1,185
Profit before tax – discontinued operations	**–**	164
Profit before tax – total operations	**777**	1,349
Adjustments:		
Amortisation of acquired intangible assets and goodwill impairment	**365**	336
Exceptional restructuring costs	**192**	–
Acquisition related costs	**57**	29
Reclassification of tax in joint ventures	**11**	12
Disposals and other non operating items	**116**	(92)
Adjusted profit before tax from total operations	**1,518**	1,634
Profit attributable to parent companies' shareholders – total operations	**587**	1,709
Adjustments (post tax):		
Amortisation of acquired intangible assets and goodwill impairment	**412**	378
Exceptional restructuring costs	**140**	–
Acquisition related costs	**39**	19
Disposals and other non operating items	**67**	(717)
Deferred tax not expected to crystallise in the near term:		
Unrealised exchange differences on long term inter affiliate lending	**–**	(31)
Acquired intangible assets	**(86)**	(92)
Other	**–**	(22)
Adjusted profit attributable to parent companies' shareholders from total operations	**1,159**	1,244

Notes to the summary combined financial information in euros

4 Cash flow statement

Reconciliation of operating profit before joint ventures to cash generated from operations – continuing operations	2008 €m	2007 €m
Operating profit before joint ventures	**1,112**	1,273
Amortisation of acquired intangible assets and goodwill impairment	**361**	320
Amortisation of internally developed intangible assets	**111**	105
Depreciation of property, plant and equipment	**100**	111
Share based remuneration	**58**	55
Total non cash items	**630**	591
Decrease/(increase) in inventories and pre-publication costs	**5**	(16)
Increase in receivables	**(133)**	(51)
Increase/(decrease) in payables	**216**	(19)
Decrease/(increase) in working capital	**88**	(86)
Cash generated from operations	**1,830**	1,778

Cash flow on acquisitions – continuing operations	2008 €m	2007 €m
Purchase of businesses	**(2,685)**	(428)
Payment of ChoicePoint change of control and other non operating payables assumed	**(24)**	–
Investments in joint ventures	**–**	(35)
Deferred payments relating to prior year acquisitions	**(38)**	(15)
Total	**(2,747)**	(478)

Reconciliation of net borrowings	Cash & cash equivalents €m	Borrowings €m	Related derivative financial instruments €m	2008 €m	2007 €m
At start of year	**3,355**	**(4,256)**	**232**	**(669)**	(3,448)
(Decrease)/increase in cash and cash equivalents	**(2,866)**	**–**	**–**	**(2,866)**	2,681
Net movement in short term bank loans, overdrafts and commercial paper	**–**	**513**	**–**	**513**	(163)
Issuance of other loans	**–**	**(3,017)**	**–**	**(3,017)**	(403)
Repayment of other loans	**–**	**520**	**–**	**520**	454
Repayment of finance leases	**–**	**71**	**–**	**71**	18
Redemption of debt related derivative financial instrument	**–**	**–**	**(78)**	**(78)**	–
Change in net borrowings resulting from cash flows	**(2,866)**	**(1,913)**	**(78)**	**(4,857)**	2,587
Borrowings in acquired businesses	**–**	**(279)**	**–**	**(279)**	–
Inception of finance leases	**–**	**(1)**	**–**	**(1)**	(16)
Fair value adjustments to borrowings and related derivatives	**–**	**116**	**(113)**	**3**	(3)
Exchange translation differences	**(103)**	**7**	**1**	**(95)**	211
At end of year	**386**	**(6,326)**	**42**	**(5,898)**	(669)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

Cash and cash equivalents includes €57m (2007: nil) held in trust to satisfy liabilities in respect of change of control obligations related to the acquisition of ChoicePoint.

Reed Elsevier
Annual Reports and
Financial Statements
2008

Notes to the summary combined financial information in euros

5 Acquisitions

On 19 September 2008 Reed Elsevier acquired the entire share capital of ChoicePoint, Inc. for a total consideration of €2,457m, after taking account of net cash acquired of €58m. A number of other acquisitions, none of which were individually significant, were made for a total consideration of €252m, after taking account of net cash acquired of €6m. The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. Provisional fair values of the consideration given and the assets and liabilities acquired are summarised below.

		ChoicePoint		Other			
	Notes	Book value on acquisition €m	Fair value €m	Book value on acquisition €m	Fair value €m	Total fair value 2008 €m	Total fair value 2007 €m
Goodwill	(i)	–	**1,479**	–	**147**	**1,626**	147
Intangible assets	(ii)	**19**	**1,871**	–	**136**	**2,007**	383
Property, plant and equipment		**58**	**58**	**2**	**2**	**60**	–
Current assets		**149**	**149**	**14**	**14**	**163**	10
Current liabilities		**(280)**	**(280)**	**(20)**	**(20)**	**(300)**	(20)
Borrowings		**(279)**	**(279)**	–	–	**(279)**	–
Current tax		**24**	**24**	**4**	**4**	**28**	–
Deferred tax		**8**	**(565)**	–	**(31)**	**(596)**	(54)
Net assets acquired		**(301)**	**2,457**	–	**252**	**2,709**	466
Consideration (after taking account of €64m net cash acquired)	(iii)					**2,709**	466
Less: consideration deferred to future years						**(24)**	(38)
Net cash flow						**2,685**	428

(i) Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of a business to generate higher returns than individual assets, skilled workforces, acquisition synergies that are specific to Reed Elsevier, and high barriers to market entry. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

(ii) The provisional fair value of intangible assets acquired with ChoicePoint have been established with advice from independent qualified valuers.

(iii) Consideration for ChoicePoint comprises €2,487m to acquire the entire share capital and €28m of professional fees and other costs relating to the acquisition.

The fair values of the assets and liabilities acquired are provisional pending the completion of the valuation exercise. Final fair values will be incorporated in the 2009 combined financial statements.

The businesses acquired in 2008 contributed €227m to revenue, €52m to adjusted operating profit, increased adjusted profit attributable by €26m, decreased profit attributable by €13m and contributed €53m to net cash inflow from operating activities for the part year under Reed Elsevier ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a proforma basis the Reed Elsevier revenues, adjusted operating profit, adjusted profit attributable and profit attributable for the year would have been €7,205m, €1,842m, €1,228m, and €588m respectively before taking account of acquisition financing costs.

Notes to the summary combined financial information in euros

6 Borrowings

	2008			2007		
	Falling due within 1 year €m	Falling due in more than 1 year €m	Total €m	Falling due within 1 year €m	Falling due in more than 1 year €m	Total €m
Financial liabilities measured at amortised cost:						
Short term bank loans, overdrafts and commercial paper	**459**	**–**	**459**	1,024	–	1,024
Finance leases	**2**	**1**	**3**	7	8	15
Other loans	**–**	**4,792**	**4,792**	–	1,875	1,875
Other loans in fair value hedging relationships	**–**	**351**	**351**	502	840	1,342
Other loans previously in fair value hedging relationships	**–**	**721**	**721**	–	–	–
Total	**461**	**5,865**	**6,326**	1,533	2,723	4,256

The total fair value of financial liabilities measured at amortised cost is €5,357m (2007: €3,000m). The total fair value of other loans in fair value hedging relationships is €335m (2007: €1,433m). The total fair value of other loans previously in fair value hedging relationships is €796m (2007: nil).

Analysis by year of repayment

	2008				2007			
	Short term bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m	Short term bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m
Within 1 year	**459**	**–**	**2**	**461**	1,024	502	7	1,533
Within 1 to 2 years	**–**	**1,757**	**1**	**1,758**	–	–	4	4
Within 2 to 3 years	**–**	**1,942**	**–**	**1,942**	–	299	4	303
Within 3 to 4 years	**–**	**595**	**–**	**595**	–	376	–	376
Within 4 to 5 years	**–**	**107**	**–**	**107**	–	575	–	575
After 5 years	**–**	**1,463**	**–**	**1,463**	–	1,465	–	1,465
	–	**5,864**	**1**	**5,865**	–	2,715	8	2,723
Total	**459**	**5,864**	**3**	**6,326**	1,024	3,217	15	4,256

In January 2009, fixed rate term debt of $1,500m (€1,068m) and floating rate term debt of €50m due in more than five years from 31 December 2008 were issued and used to repay other loans maturing within one to two years. Short term bank loans, overdrafts and commercial paper are backed up at 31 December 2008 by $3,000m (€2,136m) of committed bank facilities maturing in May 2010 of which $38m (€27m) was drawn. In February 2009 these facilities were reduced to $2,500m (€1,780m) and additional $2,000m (€1,424m) committed bank facilities, forward starting in May 2010 and maturing in May 2012, were put in place.

Analysis by currency

	2008				2007			
	Short term bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m	Short term bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m
US Dollars	**10**	**5,282**	**3**	**5,295**	147	2,504	15	2,666
£ Sterling	**–**	**412**	**–**	**412**	10	544	–	554
Euro	**386**	**170**	**–**	**556**	778	169	–	947
Other currencies	**63**	**–**	**–**	**63**	89	–	–	89
Total	**459**	**5,864**	**3**	**6,326**	1,024	3,217	15	4,256

Included in the US dollar amounts for other loans above is €351m (2007: €708m) of debt denominated in euros (nil; 2007: €500m) and Swiss francs (CHF 500m; 2007: CHF 350m) that was swapped into US dollars on issuance and against which there are related derivative financial instruments which, as at 31 December 2008, had a fair value of €42m (2007: €211m).

Notes to the summary combined financial information in euros

7 Combined share capitals

	2008 €m	2007 €m
At start of year	**268**	285
Issue of ordinary shares	**1**	4
Exchange translation differences	**(54)**	(21)
At end of year	**215**	268

Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

8 Combined share premiums

	2008 €m	2007 €m
At start of year	**2,914**	2,800
Issue of ordinary shares, net of expenses	**67**	254
Exchange translation differences	**(376)**	(140)
At end of year	**2,605**	2,914

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

9 Combined shares held in treasury

	Shares held by EBT €m	Shares held by parent companies €m	Total €m
At 1 January 2007	240	322	562
Purchase of shares	108	291	399
Settlement of share awards	(72)	–	(72)
Exchange translation differences	(23)	(24)	(47)
At 1 January 2008	**253**	**589**	**842**
Purchase of shares	**68**	**50**	**118**
Settlement of share awards	**(10)**	**–**	**(10)**
Exchange translation differences	**(72)**	**(72)**	**(144)**
At 31 December 2008	**239**	**567**	**806**

Notes to the summary combined financial information in euros

10 Other combined reserves

	Hedge reserve 2008 €m	Other reserves 2008 €m	Total 2008 €m	Total 2007 €m
At start of year	**27**	**1,835**	**1,862**	607
Profit attributable to parent companies' shareholders	**–**	**587**	**587**	1,709
Dividends declared	**–**	**(3,183)**	**(3,183)**	(607)
Actuarial (losses)/gains on defined benefit pension schemes	**–**	**(437)**	**(437)**	327
Fair value movements on available for sale investments	**–**	**(11)**	**(11)**	–
Cumulative fair value movements on disposal of available for sale investments	**–**	**–**	**–**	(10)
Fair value movements on cash flow hedges	**(306)**	**–**	**(306)**	4
Tax recognised directly in equity	**74**	**122**	**196**	(73)
Increase in share based remuneration reserve	**–**	**58**	**58**	67
Settlement of share awards	**–**	**(10)**	**(10)**	(72)
Transfer from hedge reserve to net profit (net of tax)	**(18)**	**–**	**(18)**	(29)
Exchange translation differences	**22**	**33**	**55**	(61)
At end of year	**(201)**	**(1,006)**	**(1,207)**	1,862

11 Exchange rates

	Income statement		Balance sheet	
	2008	2007	**2008**	2007
Sterling to euro	**0.80**	0.68	**0.97**	0.73
US dollars to euro	**1.47**	1.37	**1.41**	1.47

Reed Elsevier PLC annual report and financial statements

Company number: 77536



Directors' report

The directors present their report, together with the financial statements of the group and company, for the year ended 31 December 2008.

As a consequence of the merger of the company's businesses with those of Reed Elsevier NV in 1993, described on page 54, the shareholders of Reed Elsevier PLC and Reed Elsevier NV can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses" or "Reed Elsevier"). This directors' report and the financial statements of the group and company should be read in conjunction with the combined financial statements and other reports set out on pages 4 to 126. A review of the performance of the Reed Elsevier combined businesses is set out on pages 13 to 30, a description of the Reed Elsevier combined businesses is set out on pages 32 to 42, the Reed Elsevier statement on Corporate Responsibility is set out on pages 50 to 53, and a summary of the principal risks facing Reed Elsevier is set out on pages 43 to 44.

Principal activities

The company is a holding company and its principal investments are its direct 50% shareholding in Reed Elsevier Group plc and 39% shareholding in Elsevier Reed Finance BV, which are engaged in publishing and information activities and financing activities respectively. The remaining shareholdings in these two companies are held by Reed Elsevier NV. Reed Elsevier PLC also has an indirect equity interest in Reed Elsevier NV. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal identities and are publicly held companies. Reed Elsevier PLC's securities are listed in London and New York and Reed Elsevier NV's securities are listed in Amsterdam and New York.

Financial statement presentation

The consolidated financial statements of Reed Elsevier PLC include the 52.9% economic interest that shareholders have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

Under the terms of the merger agreement, dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. Because of the tax credit, Reed Elsevier PLC normally requires proportionately less cash to fund its net dividend than Reed Elsevier NV does to fund its gross dividend. An adjustment is therefore required in the consolidated income statement of Reed Elsevier PLC to share this tax benefit between the two sets of shareholders in accordance with the equalisation agreement. The equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and it reduces the consolidated attributable earnings by £11m (2007: £11m), being 47.1% of the total amount of the tax credit.

In addition to the reported figures, adjusted profit figures are presented as additional performance measures. These exclude the tax credit equalisation adjustment and, in relation to the results of joint ventures, the company's share of amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities not expected to crystallise in the near term.

Consolidated income statement

Reed Elsevier PLC's shareholders' 52.9% share of the adjusted profit before tax of the continuing operations of the Reed Elsevier combined businesses was £637m, up from £528m in 2007. Reported profit before tax, including the Reed Elsevier PLC shareholders' share of the gain on disposal of Harcourt Assessment and significant restructuring costs, was £247m (2007: £643m, including the share of the gain on disposal of the Harcourt Education US K-12 Schools and International businesses). In scientific and medical markets, Elsevier had a successful year with good underlying growth driven by new publishing and continued expansion of online information and workflow solutions as well as increasing cost efficiency. In legal markets, LexisNexis had a good year despite more challenging markets with continued growth in online information solutions in the US large law firm market and internationally and good growth in risk information and analytics markets. Reed Exhibitions had an exceptional year with successful major shows and the net cycling in of biennial exhibitions. In business to business markets, Reed Business Information held up well despite the difficult economic conditions throughout most of the year due to the successful development over the last few years of significant online franchises.

Reed Elsevier PLC's shareholders' share of the adjusted profit attributable of the total operations of the combined businesses was £486m, up from £451m in 2007. The company's share of the post tax charge for amortisation of acquired intangible assets and goodwill impairment was £173m, up £36m from 2007, principally as a result of the acquisition of ChoicePoint and currency translation effects. The company's share of the post tax charge for exceptional restructuring costs was £59m (2007: nil). The reported net profit for the year was £241m down from £624m in 2007, which included the Reed Elsevier PLC shareholders' share of the gain on disposal of the Harcourt Education US K-12 Schools and International businesses.

Adjusted earnings per share increased 24% to 44.6p (2007: 35.9p). At constant rates of exchange, the increase was 15%. Including the effect of the tax credit equalisation as well as amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, non operating items, the disposal of Harcourt Education and tax adjustments, the basic earnings per share was 22.1p (2007: 49.7p).

Consolidated balance sheet

The consolidated balance sheet of Reed Elsevier PLC reflects its 52.9% economic interest in the net assets of Reed Elsevier, which at 31 December 2008 amounted to £504m (2007: £1,568m). The £1,064m decrease in net assets reflects the payment of the special distribution, dividends and share repurchases, partially offset by the company's share in the attributable profits of Reed Elsevier and currency translation effects.

Dividends

The boards of the company and Reed Elsevier NV have adopted progressive dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, more closely align dividend growth with growth in adjusted earnings, consistent with the dividend normally being covered over the longer term at least two times by adjusted earnings.

Directors' report continued

Taking account of both the strong financial performance for the year and the more challenging economic outlook, and the dividend equalisation arrangements, the Board is recommending a final dividend of 15.0p per ordinary share to be paid on 22 May 2009 to shareholders on the Register on 24 April 2009.

The total dividend paid on the ordinary shares in the financial year was £1,245m (2007: £206m), including the special distribution described below of £1,041m (2007: nil) and other dividends of £204m (2007: £206m).

Special distribution and share consolidation

On 18 January 2008 the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution of £1,041m was recognised when paid. On the same day, Reed Elsevier NV paid a £972m equalised special distribution of €1.767 per ordinary share.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of $14\frac{51}{116}$p for every 67 existing ordinary shares of 12.5p, reflecting the ratio of the special distribution (including that paid by Reed Elsevier NV) to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distribution.

Share repurchase programme

The Board of Reed Elsevier PLC, together with the boards of Reed Elsevier NV, approved the introduction of an annual share repurchase programme in 2006 to further improve capital efficiency. During 2008 a total of 3.2m of the company's ordinary shares were repurchased under the programme at a cost of £20m and are held in treasury.

Parent company financial statements

The individual parent company financial statements of Reed Elsevier PLC are presented on pages 158 and 159, and continue to be prepared under UK generally accepted accounting principles (UK GAAP). Parent company shareholders' funds as at 31 December 2008 were £2,229m (2007: £2,945m).

Share capital

During 2008, 6,451,449 ordinary shares in the company were issued in connection with share option schemes as follows:

659,725 under a UK SAYE share option scheme at prices between 377.6p and 543.2p per share.

5,791,724 under executive share option schemes at prices between 424.0p and 659.0p per share.

At the 2008 Annual General Meeting a resolution was passed to extend the authority given to the company to purchase up to 10% of its ordinary shares by market purchase. At 31 December 2008, 34,196,298 shares, representing 3.1% of issued ordinary shares, had been purchased and are held in treasury. A resolution to further extend the authority is to be put to the 2009 Annual General Meeting.

Substantial shareholdings

At 18 February 2009, the company had received notification, in accordance with the Disclosure and Transparency Rules, of the following interests in the voting rights of the issued share capital of the company:

Lloyds Banking Group plc 5.37%
Fidelity International Limited 4.96%
Baillie Gifford & Co 4.75%
Legal & General Group plc 4.10%

Significant agreements – change of control

The governing agreement between Reed Elsevier PLC and Reed Elsevier NV states that upon a change of control of Reed Elsevier PLC (for these purposes, the acquisition by a third party of 50% or more of the issued share capital having voting rights), should there not be a comparable offer from the offeror for Reed Elsevier NV, Reed Elsevier NV may serve notice upon Reed Elsevier PLC varying certain provisions of the governing agreement, including the governance and the standstill provisions.

There are a number of borrowing agreements including credit facilities that in the event of a change of control of both Reed Elsevier PLC and Reed Elsevier NV and, in some cases, a consequential credit rating downgrade to sub-investment grade may, at the option of the lenders, require repayment and/or cancellation as appropriate.

Directors

The following served as directors during the year:
J Hommen (Chairman)
Sir Crispin Davis (Chief Executive Officer)
M H Armour (Chief Financial Officer)
G J A van de Aast (resigned 15 December 2008)
M W Elliott
E Engstrom
L Hook
R B Polet
A Prozes
D E Reid (senior independent non-executive director)
Lord Sharman of Redlynch OBE
R W H Stomberg (retired 23 April 2008)
P Tierney (retired 30 January 2008)

Subsequent to the year end, Mr I R Smith was appointed a director and CEO-designate on 1 January 2009.

Biographical details of the directors at the date of this report are given on pages 48 and 49.

M W Elliott, D E Reid and Lord Sharman will retire by rotation at the forthcoming Annual General Meeting and, being eligible, they will offer themselves for re-election. Having been appointed a director since the last Annual General Meeting, I R Smith will retire at the forthcoming Annual General Meeting in accordance with the Articles of Association and, being eligible, offers himself for re-election. The notice period applicable to the service contract of I R Smith is 12 months. M W Elliott, D E Reid and Lord Sharman do not have service contracts.

As previously announced, Sir Crispin Davis will retire in March 2009 and J Hommen will step down as Chairman and as a member of the Board at the forthcoming Annual General Meeting.

Details of directors' remuneration and their interests in the share capital of the company are provided in the Directors' Remuneration Report on pages 60 to 80.

Directors' indemnity

In accordance with the company's Articles of Association, the company has granted directors an indemnity, to the extent

Directors' report continued

permitted by law, in respect of liabilities incurred as a result of their office. The company also purchased and maintained throughout the year Directors' and Officers' liability insurance in respect of itself and its directors.

Conflict of interest
As approved by shareholders at the 2008 Annual General Meeting, the company's Articles of Association were amended with effect from 1 October 2008 to permit the Board to approve situations where a director has an interest that conflicts, or may possibly conflict, with the interests of the company. A formal system is in place for the Nominations Committee to consider and decide whether to authorise any such conflict or potential conflict, and whether to impose limits or conditions when giving authorisation. In reaching its decision, the Committee is required to act in a way it considers would be most likely to promote the success of the company.

Charitable and political donations
Reed Elsevier companies made donations during the year for charitable purposes amounting to £2.1m (2007: £2.6m) of which £0.5m (2007: £0.7m) was in the United Kingdom. In the United States, Reed Elsevier companies contributed £39,000 (2007: £60,000) to political parties. There were no donations made in the European Union for political purposes.

Financial statements and accounting records
The directors are required by English company law to prepare a directors' report and financial statements for each financial period, which give a true and fair view of the state of affairs of the company and the group, and of the profit or loss for that period. In preparing those financial statements, the directors ensure that suitable accounting policies, consistently applied and supported by reasonable judgements and estimates, have been used, and applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with applicable law.

The directors have general responsibility for taking reasonable steps to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Directors' responsibility statement
The board confirms that to the best of its knowledge:

→ the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the financial position and profit or loss of the group; and

→ the Directors' Report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces.

Neither the company nor the directors accept any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with Section 90A of the Financial Services and Markets Act 2000.

Disclosure of information to auditors
As part of the process of approving the Reed Elsevier PLC 2008 financial statements, the directors have taken steps pursuant to section 234ZA of the Companies Act 1985 to ensure that they are aware of any relevant audit information and to establish that the company's auditors are aware of that information. In that context, so far as the directors are aware, there is no relevant audit information of which the company's auditors are unaware.

Corporate governance
The company has complied throughout the period under review with the provisions of the Combined Code on Corporate Governance issued in June 2006 (the "UK Code").

Details of how the principles of the UK Code have been applied and the directors' statement on internal control are set out in the Structure and Corporate Governance report on pages 54 to 59.

Details of the role and responsibilities, membership and activities of the Reed Elsevier PLC Audit Committee are set out in the Report of the Audit Committees on pages 81 to 82.

Going concern
The directors, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the 2008 financial statements.

In reaching this conclusion, the directors have had due regard to the following. After taking account of available cash resources, committed bank facilities that back up short term borrowings and term debt issued in January 2009, none of Reed Elsevier's borrowings fall due within the next two years that require refinancing from resources not already available. The strong free cash flow of the Reed Elsevier combined businesses (which for the three years ended 31 December 2008 was £999m, £717m and £756m respectively before exceptional restructuring and acquisition related costs), resources and committed back up facilities in place, and Reed Elsevier's ability to access debt capital markets, taken together, provide confidence that Reed Elsevier will be able to meet its obligations as they become due. Further information on liquidity of the combined businesses can be found on pages 24, 25 and 27 of the Chief Financial Officer's report and in note 19 of the combined financial statements.

Payments to suppliers
Reed Elsevier companies agree terms and conditions for business transactions with suppliers and payment is made on these terms. The average time taken to pay suppliers was between 30 and 45 days (2007: between 30 and 45 days).

Auditors
Resolutions for the reappointment of Deloitte LLP as auditors of the company and authorising the directors to fix their remuneration will be submitted to the forthcoming Annual General Meeting.

By order of the Board

Stephen J Cowden
Secretary
18 February 2009

Registered Office
1-3 Strand
London
WC2N 5JR

Consolidated income statement

For the year ended 31 December	Note	**2008 £m**	2007 £m
Administrative expenses	1	**(1)**	(1)
Effect of tax credit equalisation on distributed earnings	2	**(11)**	(11)
Share of results of joint ventures	11	**258**	658
Operating profit		**246**	646
Finance income/(charges)	5	**1**	(3)
Profit before tax		**247**	643
Taxation	6	**(6)**	(19)
Profit attributable to ordinary shareholders		**241**	624

Earnings per ordinary share

For the year ended 31 December	Note	**2008 pence**	2007 pence
Basic earnings per share			
From continuing operations of the combined businesses	8	**21.2p**	36.6p
From discontinued operations of the combined businesses	8	**0.9p**	13.1p
From total operations of the combined businesses	8	**22.1p**	49.7p
Diluted earnings per share			
From continuing operations of the combined businesses	8	**21.0p**	36.2p
From discontinued operations of the combined businesses	8	**0.9p**	12.9p
From total operations of the combined businesses	8	**21.9p**	49.1p

Consolidated cash flow statement

For the year ended 31 December	Note	**2008 £m**	2007 £m
Cash flows from operating activities			
Cash used by operations	10	**(1)**	(2)
Interest paid		**–**	(3)
Tax paid		**(10)**	(16)
Net cash used in operating activities		**(11)**	(21)
Cash flows from investing activities			
Dividends received from joint ventures		**500**	850
Cash flows from financing activities			
Equity dividends paid	7	**(1,245)**	(206)
Proceeds on issue of ordinary shares		**32**	92
Purchase of treasury shares		**(20)**	(92)
Repayment of loan from joint ventures	10	**–**	(36)
Decrease/(increase) in net funding balances due from joint ventures	10	**744**	(587)
Net cash used in financing activities		**(489)**	(829)
Movement in cash and cash equivalents		**–**	–

Consolidated balance sheet

As at 31 December	Note	2008 £m	2007 £m
Non-current assets			
Investments in joint ventures	11	**515**	1,584
Total assets		**515**	1,584
Current liabilities			
Taxation		**11**	16
Total liabilities		**11**	16
Net assets		**504**	1,568
Capital and reserves			
Called up share capital	12	**164**	163
Share premium account	13	**1,154**	1,123
Shares held in treasury (including in joint ventures)	14	**(347)**	(302)
Capital redemption reserve	15	**4**	4
Translation reserve	16	**157**	(37)
Other reserves	17	**(628)**	617
Total equity		**504**	1,568

The consolidated financial statements were approved by the Board of directors, 18 February 2009.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Consolidated statement of recognised income and expense

For the year ended 31 December	**2008 £m**	2007 £m
Profit attributable to ordinary shareholders	**241**	624
Share of joint ventures' net (expense)/income recognised directly in equity	**(54)**	77
Share of joint ventures' cumulative exchange differences on disposal of foreign operations	**14**	78
Share of joint ventures' cumulative fair value movements on disposal of available for sale investments	**-**	(4)
Share of joint ventures' transfer to net profit from hedge reserve	**(8)**	(11)
Total recognised income and expense for the year	**193**	764

Consolidated reconciliation of shareholders' equity

For the year ended 31 December	Note	**2008 £m**	2007 £m
Total recognised net income		**193**	764
Equity dividends declared	7	**(1,245)**	(206)
Issue of ordinary shares, net of expenses		**32**	92
Increase in shares held in treasury (including in joint ventures)	14	**(49)**	(130)
Increase in share based remuneration reserve		**24**	24
Equalisation adjustments		**(19)**	(16)
Net (decrease)/increase in shareholders' equity		**(1,064)**	528
Shareholders' equity at start of year		**1,568**	1,040
Shareholders' equity at end of year		**504**	1,568

Group accounting policies

Basis of preparation

These consolidated financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards. They report the consolidated statements of income, cash flow and financial position of Reed Elsevier PLC, and have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements are prepared on a going concern basis, as explained on page 145.

Unless otherwise indicated, all amounts shown in the financial statements are in millions of pounds.

The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 54.

Determination of profit

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. In Reed Elsevier PLC's consolidated financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated attributable earnings by 47.1% of the total amount of the tax credit.

The accounting policies adopted in the preparation of the combined financial statements are set out on pages 88 to 92.

Investments

Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses has been shown on the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiaries. Investments in joint ventures are accounted for using the equity method.

Foreign exchange translation

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The exchange gains or losses relating to the retranslation of Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged and credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Critical judgements and key sources of estimation uncertainty

Critical judgements in the preparation of the combined financial statements are set out on page 91.

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on page 92 of the combined financial statements and are not expected to have a significant impact on the consolidated financial statements.

Notes to the consolidated financial statements For the year ended 31 December 2008

1 Administrative expenses

Administrative expenses include £604,000 (2007: £526,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. Reed Elsevier PLC has no employees (2007: nil).

2 Effect of tax credit equalisation on distributed earnings

The tax credit equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies on page 149.

3 Auditors' remuneration

Audit fees payable by Reed Elsevier PLC were £26,000 (2007: £25,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte LLP and its associates is set out in note 4 to the combined financial statements.

4 Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier PLC, are reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC. The remuneration of executive directors of Reed Elsevier PLC is disclosed in note 34 to the combined financial statements.

5 Finance income/(charges)

	2008 £m	2007 £m
Finance income/(charges) from joint ventures	**1**	(3)

6 Taxation

	2008 £m	2007 £m
UK corporation tax	**6**	19

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2008 £m	2007 £m
Profit before tax	**247**	643
Tax at applicable rate 28% (2007: 30%)	**69**	193
Tax on share of results of joint ventures	**(72)**	(194)
Other	**9**	20
Tax expense	**6**	19

Notes to the consolidated financial statements For the year ended 31 December 2008

7 Equity dividends

On 18 January 2008, the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution of £1,041m was recognised when paid.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of $14^{51}/_{116}$p for every 67 existing ordinary shares of 12.5p, reflecting the ratio of the aggregate special distribution (including that paid by Reed Elsevier NV) to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at 12 December 2007, the date of the announcement of the special distribution.

Ordinary dividends declared in the year	2008 pence	2007 pence	2008 £m	2007 £m
Ordinary shares				
Final for prior financial year	**13.6p**	11.8p	**146**	149
Interim for financial year	**5.3p**	4.5p	**58**	57
Total	**18.9p**	16.3p	**204**	206

The directors of Reed Elsevier PLC have proposed a final dividend of 15.0p (2007: 13.6p). The cost of funding the proposed final dividend is expected to be £162m. No liability has been recognised at the balance sheet date.

Ordinary dividends paid and proposed relating to the financial year	2008 pence	2007 pence
Ordinary shares		
Interim (paid)	**5.3p**	4.5p
Final (proposed)	**15.0p**	13.6p
Total	**20.3p**	18.1p

8 Earnings per ordinary share ("EPS")

	2008			2007		
	Weighted average number of shares (millions)	Earnings £m	EPS pence	Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic earnings per share						
From continuing operations of the combined businesses	**1,089.5**	**231**	**21.2p**	1,256.5	460	36.6p
From discontinued operations of the combined businesses	**1,089.5**	**10**	**0.9p**	1,256.5	164	13.1p
From total operations of the combined businesses	**1,089.5**	**241**	**22.1p**	1,256.5	624	49.7p
Based on 52.9% interest in total operations of the combined businesses	**1,089.5**	**252**	**23.1p**	1,256.5	635	50.5p
Diluted earnings per share						
From continuing operations of the combined businesses	**1,101.3**	**231**	**21.0p**	1,271.3	460	36.2p
From discontinued operations of the combined businesses	**1,101.3**	**10**	**0.9p**	1,271.3	164	12.9p
From total operations of the combined businesses	**1,101.3**	**241**	**21.9p**	1,271.3	624	49.1p

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

Notes to the consolidated financial statements For the year ended 31 December 2008

8 Earnings per ordinary share continued

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended 31 December 2008 are shown below.

	Year ended 31 December			
Number of ordinary shares	Shares in issue (millions)	Treasury shares (millions)	2008 Shares in issue net of treasury shares (millions)	2007 Shares in issue net of treasury shares (millions)
At start of year	**1,305.9**	**(54.6)**	**1,251.3**	1,249.6
Share consolidation	**(175.4)**	**7.3**	**(168.1)**	–
Issue of ordinary shares	**6.4**	**-**	**6.4**	18.5
Share repurchases	**-**	**(3.2)**	**(3.2)**	(15.2)
Net purchase of shares by employee benefit trust	**-**	**(3.8)**	**(3.8)**	(1.6)
At end of year	**1,136.9**	**(54.3)**	**1,082.6**	1,251.3
Weighted average number of equivalent ordinary shares during the year			**1,089.5**	1,256.5

9 Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. The adjusted figures are derived as follows:

	Profit attributable to ordinary shareholders		Basic earnings per share	
Earnings per share from the total operations of the combined businesses	**2008 £m**	2007 £m	**2008 pence**	2007 pence
Reported figures	**241**	624	**22.1p**	49.7p
Effect of tax credit equalisation on distributed earnings	**11**	11	**1.0p**	0.8p
Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	**252**	635	**23.1p**	50.5p
Share of adjustments in joint ventures:				
Amortisation of acquired intangible assets and goodwill impairment	**173**	137	**15.9p**	10.9p
Exceptional restructuring costs	**59**	–	**5.4p**	–
Acquisition related costs	**16**	7	**1.5p**	0.6p
Disposals and other non operating items	**23**	(276)	**2.1p**	(22.0)p
Deferred tax adjustments	**(37)**	(52)	**(3.4)p**	(4.1)p
Adjusted figures	**486**	451	**44.6p**	35.9p

Notes to the consolidated financial statements For the year ended 31 December 2008

10 Cash flow statement

Reconciliation of administrative expenses to cash used by operations	2008 £m	2007 £m
Administrative expenses	**(1)**	(1)
Net movement in payables	**–**	(1)
Cash used by operations	**(1)**	(2)

Reconciliation of net funding balances due from joint ventures	2008 £m	2007 £m
At start of year	**1,521**	898
Cash flow	**(744)**	623
At end of year	**777**	1,521

11 Investments in joint ventures

	2008 £m	2007 £m
Share of results of joint ventures	**258**	658
Share of joint ventures':		
Net (expense)/income recognised directly in equity	**(54)**	77
Cumulative exchange differences on disposal of foreign operations	**14**	78
Cumulative fair value movements on disposal of available for sale investments	**–**	(4)
Transfer to net profit from hedge reserve	**(8)**	(11)
Purchases of treasury shares by employee benefit trust	**(29)**	(38)
Increase in share based remuneration reserve	**24**	24
Equalisation adjustments	**(30)**	(27)
Dividends received from joint ventures	**(500)**	(850)
(Decrease)/increase in net funding balances due from joint ventures	**(744)**	587
Net movement in the year	**(1,069)**	494
At start of year	**1,584**	1,090
At end of year	**515**	1,584

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders' 52.9% share is set out below.

	Total joint ventures		Reed Elsevier PLC shareholders' share	
	2008 £m	2007 £m	2008 £m	2007 £m
Revenue	**5,334**	4,584	**2,822**	2,425
Net profit for the year	**480**	1,203	**258**	658

Reed Elsevier PLC's share of joint ventures' net profit attributable to parent company shareholders for the year excludes the net loss that arose directly in Reed Elsevier PLC of £6m (2007: £23m).

Notes to the consolidated financial statements For the year ended 31 December 2008

11 Investments in joint ventures continued

	Total joint ventures		Reed Elsevier PLC shareholders' share	
	2008 £m	2007 £m	**2008 £m**	2007 £m
Total assets	**12,866**	9,778	**6,806**	5,173
Total liabilities	**(11,885)**	(6,802)	**(7,068)**	(5,110)
Net assets/(liabilities)	**981**	2,976	**(262)**	63
Attributable to:				
Joint ventures	**953**	2,965	**(262)**	63
Minority interests	**28**	11	**-**	-
	981	2,976	**(262)**	63
Funding balances due from joint ventures			**777**	1,521
Total			**515**	1,584

The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC's share of assets and liabilities are cash and cash equivalents of £198m (2007: £1,305m) and borrowings of £3,249m (2007: £1,655m) respectively.

12 Share capital

Authorised	**No. of shares**	**£m**
Ordinary shares of $14\frac{51}{116}$p each	**1,136,924,693**	**164**
Unclassified shares of $14\frac{51}{116}$p each	**136,870,379**	**20**
Total		**184**

On 7 January 2008 the existing ordinary shares of 12.5p each were consolidated into new ordinary shares of $14\frac{51}{116}$p each on the basis of 58 new ordinary shares for every 67 existing ordinary shares. The unclassified shares of 12.5p each not in issue were similarly consolidated into new unclassified shares of $14\frac{51}{116}$p each.

All of the ordinary shares rank equally with respect to voting rights and rights to receive dividends. There are no restrictions on the rights to transfer shares.

Called up share capital – issued and fully paid	**No. of shares**	**2008 £m**	No. of shares	2007 £m
At start of year	**1,305,891,497**	**163**	1,287,364,048	161
Share consolidation	**(175,418,253)**	**-**	-	-
Issue of ordinary shares	**6,451,449**	**1**	18,527,449	2
At end of year	**1,136,924,693**	**164**	1,305,891,497	163

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 7 to the Reed Elsevier combined financial statements.

Details of issued shares held in treasury are provided in note 14.

13 Share premium

	2008 £m	2007 £m
At start of year	**1,123**	1,033
Issue of ordinary shares, net of expenses	**31**	90
At end of year	**1,154**	1,123

Notes to the consolidated financial statements For the year ended 31 December 2008

14 Shares held in treasury

	2008 £m	2007 £m
At start of year	**302**	200
Share repurchases	**20**	92
Share of joint ventures' employee benefit trust purchases	**29**	38
Share of joint ventures' settlement of share awards by employee benefit trust	**(4)**	(28)
At end of year	**347**	302

Details of shares held in treasury are provided in note 31 to the Reed Elsevier combined financial statements.

15 Capital redemption reserve

	2008 £m	2007 £m
At start and end of year	**4**	4

16 Translation reserve

	2008 £m	2007 £m
At start of year	**(37)**	(98)
Share of joint ventures' exchange differences on translation of foreign operations	**180**	(17)
Share of joint ventures' cumulative exchange differences on disposal of foreign operations	**14**	78
At end of year	**157**	(37)

17 Other reserves

	2008 £m	2007 £m
At start of year	**617**	140
Profit attributable to ordinary shareholders	**241**	624
Share of joint ventures':		
Actuarial (losses)/gains on defined benefit pension schemes	**(184)**	118
Fair value movements on available for sale investments	**(5)**	–
Cumulative fair value movements on disposal of available for sale investments	**–**	(4)
Fair value movements on cash flow hedges	**(129)**	2
Tax recognised directly in equity	**84**	(26)
Increase in share based remuneration reserve	**24**	24
Settlement of share awards by employee benefit trust	**(4)**	(28)
Transfer to net profit from hedge reserve	**(8)**	(11)
Equalisation adjustments	**(19)**	(16)
Equity dividends declared	**(1,245)**	(206)
At end of year	**(628)**	617

18 Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier PLC as follows:

	2008 £m	2007 £m
Guaranteed jointly and severally with Reed Elsevier NV	**5,765**	2,759

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 19 to the Reed Elsevier combined financial statements.

Notes to the consolidated financial statements For the year ended 31 December 2008

19 Post balance sheet events

In January 2009, term debt of $1,500m (£1,037m) and €50m (£49m) due in more than five years from 31 December 2008 were issued by the Reed Elsevier combined businesses and used to repay loans maturing within one to two years.

As at 31 December 2008 short term bank loans, overdrafts and commercial paper in the combined businesses were backed up by $3,000m of committed bank facilities maturing in May 2010, of which $38m (£26m) was drawn. On 17 February 2009 these facilities were reduced to $2,500m (£1,728m) and new $2,000m (£1,382m) committed bank facilities, forward starting in May 2010 and maturing in May 2012, were put in place.

20 Principal joint ventures

		% holding
Reed Elsevier Group plc		
Incorporated and operating in Great Britain	£10,000 ordinary R shares	100%
1-3 Strand	£10,000 ordinary E shares	-
London WC2N 5JR	£100,000 7.5% cumulative preference non voting shares	100%
Holding company for operating businesses involved in science & medical, legal and business publishing and organisation of trade exhibitions	Equivalent to a 50% equity interest	
Elsevier Reed Finance BV		
Incorporated in the Netherlands	133 ordinary R shares	100%
Radarweg 29	205 ordinary E shares	-
1043 NX Amsterdam, the Netherlands		
Holding company for financing businesses	Equivalent to a 39% equity interest	

The E shares in Reed Elsevier Group plc and Elsevier Reed Finance BV are owned by Reed Elsevier NV.

21 Principal subsidiary

		% holding
Reed Holding BV		
Incorporated in the Netherlands	41 ordinary shares	100%
Radarweg 29		
1043 NX Amsterdam, the Netherlands		

At 31 December 2008 Reed Holding BV owned 3,915,541 shares of a separate class in Reed Elsevier NV. The equalisation arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the merger give Reed Elsevier PLC a 5.8% economic interest in Reed Elsevier NV.

Independent auditors' report on the consolidated financial statements

to the members of Reed Elsevier PLC

We have audited the consolidated financial statements of Reed Elsevier PLC for the year ended 31 December 2008 ("the consolidated financial statements"), which comprise the consolidated income statement, the consolidated cash flow statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the consolidated reconciliation of shareholders' equity, the group accounting policies and the related notes 1 to 21. These consolidated financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the individual parent company financial statements of Reed Elsevier PLC for the year ended 31 December 2008 and on the information in the parts of the Directors' Remuneration Report presented in the Reed Elsevier Annual Reports and Financial Statements 2008 ("the Remuneration Report") that are described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the consolidated financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the consolidated financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the consolidated financial statements give a true and fair view and whether the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the directors' report is consistent with the consolidated financial statements. The information given in the directors' report includes the Business Review that is cross referred from pages 12 to 46 and 50 to 53 of the Reed Elsevier Annual Reports and Financial Statements.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Reed Elsevier Annual Reports and Financial Statements 2008, as described in the contents section, and consider whether it is consistent with the audited consolidated financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements. Our responsibilities do not extend to any further information outside the Reed Elsevier Annual Reports and Financial Statements 2008.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements.

Opinion

In our opinion:

→ the consolidated financial statements give a true and fair view in accordance with IFRS, as adopted for use in the European Union, of the state of the group's affairs as at 31 December 2008 and of its profit for the year then ended;

→ the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

→ the information given in the Directors' Report is consistent with the consolidated financial statements.

Deloitte LLP
Chartered Accountants and Registered Auditors
London
United Kingdom
18 February 2009

Parent company balance sheet

As at 31 December	Note	2008 £m	As restated 2007 £m
Fixed assets			
Investments in subsidiary undertakings	1	**303**	303
Investments in joint ventures	1	**1,237**	1,214
		1,540	1,517
Current assets			
Debtors: amounts due from joint ventures		**777**	1,521
		777	1,521
Creditors: amounts falling due within one year			
Taxation		**(11)**	(16)
Amounts owed to subsidiary undertakings		**(77)**	(77)
		(88)	(93)
Net current assets		**689**	1,428
Net assets		**2,229**	2,945
Capital and reserves			
Called up share capital		**164**	163
Share premium account		**1,154**	1,123
Shares held in treasury		**(224)**	(204)
Capital redemption reserve		**4**	4
Other reserves		**129**	106
Profit and loss reserve		**1,002**	1,753
Shareholders' funds		**2,229**	2,945

The parent company financial statements were approved by the Board of directors, 18 February 2009.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Parent company reconciliation of shareholders' funds

	Share capital £m	Share premium account £m	Shares held in treasury £m	Capital redemption reserve £m	Other reserves £m	Profit and loss reserve £m	Total £m
At 1 January 2007 as previously stated	161	1,033	(112)	4	–	1,132	2,218
Change in accounting policy on adoption of UITF 44	–	–	–	–	81	–	81
At 1 January 2007 as restated	161	1,033	(112)	4	81	1,132	2,299
Profit attributable to ordinary shareholders	–	–	–	–	–	827	827
Equity dividends paid	–	–	–	–	–	(206)	(206)
Purchase of shares	–	–	(92)	–	–	–	(92)
Issue of ordinary shares, net of expenses	2	90	–	–	–	–	92
Equity granted to employees of combined businesses	–	–	–	–	25	–	25
At 1 January 2008 as restated	**163**	**1,123**	**(204)**	**4**	**106**	**1,753**	**2,945**
Profit attributable to ordinary shareholders	**–**	**–**	**–**	**–**	**–**	**494**	**494**
Equity dividends paid	**–**	**–**	**–**	**–**	**–**	**(1,245)**	**(1,245)**
Purchase of shares	**–**	**–**	**(20)**	**–**	**–**	**–**	**(20)**
Issue of ordinary shares, net of expenses	**1**	**31**	**–**	**–**	**–**	**–**	**32**
Equity granted to employees of combined businesses	**–**	**–**	**–**	**–**	**23**	**–**	**23**
At 31 December 2008	**164**	**1,154**	**(224)**	**4**	**129**	**1,002**	**2,229**

Parent company accounting policies

Basis of preparation
The parent company financial statements have been prepared under the historical cost convention in accordance with UK Generally Accepted Accounting Principles (UK GAAP). Unless otherwise indicated, all amounts in the financial statements are in millions of pounds.

The parent company financial statements are prepared on a going concern basis, as explained on page 145.

As permitted by Section 230 of the Companies Act 1985, the company has not presented its own profit and loss account.

The Reed Elsevier PLC accounting policies under UK GAAP are set out below.

Change in accounting policy
The company has adopted UITF 44 – Group and Treasury Share Transactions issued by the UK Accounting Standards Board, effective for the 2008 financial statements. UITF 44 requires the fair value of the award of share options and conditional shares over Reed Elsevier PLC ordinary shares to employees of the Reed Elsevier combined businesses to be treated as a capital contribution, with retrospective effect.

Accordingly, the investments in joint ventures have been restated to include as at 1 January 2007 the aggregate amount of £81m for the fair values of the awards of share options and conditional shares over Reed Elsevier PLC ordinary shares since 7 November 2002, being the transition date permitted by UITF 44, and £25m in respect of awards made in the year ended 31 December 2007.

Investments
Fixed asset investments in the Reed Elsevier combined businesses are stated at cost, less provision, if appropriate, for any impairment in value.

Principal joint ventures and subsidiaries are set out in notes 20 and 21 of the Reed Elsevier PLC consolidated financial statements.

Shares held in treasury
The consideration paid, including directly attributable costs, for shares repurchased is recognised as shares held in treasury and presented as a deduction from total equity. Details of share capital and shares held in treasury are set out in notes 12 and 14 of the Reed Elsevier PLC consolidated financial statements.

Foreign exchange translation
Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction.

Taxation
Deferred taxation is provided in full for timing differences using the liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

Notes to the parent company financial statements

1 Investments

	Subsidiary undertaking £m	Joint ventures £m	Total £m
At 1 January 2007 as previously stated	303	1,108	1,411
Change in accounting policy on adoption of UITF 44	–	81	81
At 1 January 2007 as restated	303	1,189	1,492
Equity granted to Reed Elsevier employees	–	25	25
At 1 January 2008 as restated	**303**	**1,214**	**1,517**
Equity granted to Reed Elsevier employees	**–**	**23**	**23**
At 31 December 2008	**303**	**1,237**	**1,540**

Independent auditors' report on the parent company financial statements

to the members of Reed Elsevier PLC

We have audited the parent company financial statements of Reed Elsevier PLC for the year ended 31 December 2008 ("the company financial statements") which comprise the parent company balance sheet, the parent company reconciliation of shareholders' funds, the parent company accounting policies, and the related note on page 159. These parent company financial statements have been prepared under the accounting policies set out therein.

We have also audited the information in the parts of the Directors' Remuneration Report presented in the Reed Elsevier Annual Reports and Financial Statements 2008 ("the Remuneration Report") that are described as having been audited. We have reported separately on the consolidated financial statements of Reed Elsevier PLC for the year ended 31 December 2008

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities. They are also responsible for the preparation of the other information contained in the Reed Elsevier Annual Reports and Financial Statements 2008 including, together with the directors of Reed Elsevier NV, the Remuneration Report.

Our responsibility is to audit the company financial statements and the parts of the Remuneration Report described as having been audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the company financial statements give a true and fair view and whether company financial statements and parts of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion, the directors' report is consistent with the company financial statements. The information given in the directors' report includes the Business Review that is cross referred from pages 12 to 46 and 50 to 53 of the Reed Elsevier Annual Reports and Financial Statements 2008.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company is not disclosed.

We read the other information contained in the Reed Elsevier Annual Reports and Financial Statements 2008, as described in the contents section including the unaudited parts of the Remuneration Report, and consider whether it is consistent with the audited company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the company financial statements. Our responsibilities do not extend to any further information outside the Reed Elsevier Annual Reports and Financial Statements 2008.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the company financial statements and the parts of the Remuneration Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the company financial statements and the parts of the Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the company financial statements and the parts of the Remuneration Report described as having been audited.

Opinion

In our opinion:

→ The company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2008;

→ the company financial statements and the parts of the Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985; and

→ the information given in the directors' report is consistent with the company financial statements.

Deloitte LLP
Chartered Accountants and Registered Auditors
London
United Kingdom
18 February 2009

5 year summary

	Note	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Combined financial information (IFRS)						
Revenue – continuing operations	2	**5,334**	4,584	4,509	4,265	3,944
Reported operating profit – continuing operations	2	**901**	888	837	752	699
Adjusted operating profit – continuing operations	2	**1,379**	1,137	1,081	981	909
Reported profit attributable to shareholders – total operations		**476**	1,200	623	462	459
Adjusted profit attributable to shareholders – total operations		**919**	852	796	754	687
Reed Elsevier PLC consolidated financial information (IFRS)						
Reported profit attributable to shareholders	3	**241**	624	320	235	235
Adjusted profit attributable to shareholders	4	**486**	451	421	399	363
Reported earnings per ordinary share (pence)	3	**22.1p**	49.7p	25.6p	18.6p	18.6p
Adjusted earnings per ordinary share (pence)	4	**44.6p**	35.9p	33.6p	31.5p	28.7p
Dividend per share (pence)	5	**20.3p**	18.1p	15.9p	14.4p	13.0p

(1) Adjusted figures are presented as additional performance measures and are stated before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and in respect of attributable profit, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Acquisition related finance costs and profit and loss from disposals and other non operating items are excluded from the adjusted figures.

(2) Revenue, reported operating profit and adjusted operating profit are presented for continuing operations. Net profit from discontinued operations is included in profit attributable to shareholders.

(3) Reported profit attributable to shareholders and reported earnings per share are based on the 52.9% share of the Reed Elsevier combined profit attributable to shareholders, adjusted to equalise the benefit of the UK dividend tax credit with Reed Elsevier NV shareholders as a reduction in reported profits.

(4) Adjusted profit attributable to shareholders and adjusted earnings per share are based on the 52.9% share of the Reed Elsevier combined profit attributable to Reed Elsevier PLC shareholders.

(5) Dividend per share is based on the interim dividend and proposed final dividend for the relevant year, and does not include the 82.0p special distribution in 2008.

Reed Elsevier NV annual report and financial statements

Report of the Supervisory Board and the Executive Board

The Supervisory Board and the Executive Board (which jointly make up "the Combined Board") present their report, together with the financial statements of the group and of the company, for the year ended 31 December 2008. As a consequence of the merger of the company's businesses with those of Reed Elsevier PLC in 1993, described on page 54, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier NV and Reed Elsevier PLC ("the combined businesses" or "Reed Elsevier"). This report of the Supervisory Board and the Executive Board and the consolidated and parent company financial statements should be read in conjunction with the Reed Elsevier combined financial statements and other reports set out on pages 4 to 141, which are incorporated by reference herein. Summary combined financial information in euros is set out on pages 127 to 141. The combined financial statements on pages 84 to 126 are to be considered as part of the notes to the statutory financial statements. The annual report of Reed Elsevier NV within the meaning of article 2:391 of the Dutch Civil Code consists of pages 163 to 165, and incorporated by reference, pages 4 to 141.

Principal activities
The company is a holding company and its principal investments are its direct 50% shareholding in Reed Elsevier Group plc and its direct 61% shareholding in Elsevier Reed Finance BV, which are engaged in publishing and information activities and financing activities respectively. The remaining shareholdings in these two companies are held by Reed Elsevier PLC.

Reed Elsevier NV and Reed Elsevier PLC have retained their separate legal identities and are publicly held companies. Reed Elsevier NV's securities are listed in Amsterdam and New York and Reed Elsevier PLC's securities are listed in London and New York.

Financial statement presentation
The consolidated financial statements of Reed Elsevier NV include the 50% economic interest that its shareholders (including Reed Elsevier PLC, which has an indirect 5.8% interest in the company) have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

Under the terms of the merger agreement, dividends paid to Reed Elsevier NV and Reed Elsevier PLC shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

In addition to the reported figures, adjusted profit figures are presented as additional performance measures. These exclude, in relation to the results of joint ventures, the company's share of amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities not expected to crystallise in the near term.

Consolidated income statement
Reed Elsevier NV's shareholders' 50% share of the adjusted profit before tax of the continuing operations of the Reed Elsevier combined businesses was €759m, up from €729m in 2007. Reported profit before tax, including the Reed Elsevier NV shareholders' 50% share of the gain on disposal of Harcourt Assessment and significant restructuring costs, was €313m (2007: €873m, including the share of the gain on disposal of The Harcourt Education US K-12 Schools and International businesses).

In scientific and medical markets, Elsevier had a successful year with good underlying growth driven by new publishing and continued expansion of online information and workflow solutions as well as increasing cost efficiency. In legal markets, LexisNexis had a good year despite more challenging markets with continued growth in online information solutions in the US large law firm market and internationally and good growth in risk information and analytics markets. Reed Exhibitions had an exceptional year with successful major shows and the net cycling in of biennial exhibitions. In business to business markets, Reed Business Information held up well despite the difficult economic conditions throughout most of the year due to the successful development over the last few years of significant online franchises.

Reed Elsevier NV's shareholders' share of the adjusted profit attributable of the combined businesses was €580m, down from €622m in 2007, principally due to currency translation effects. The company's share of the post tax charge for amortisation of acquired intangible assets and goodwill impairment was €206m, up €17m from 2007, principally as a result of the acquisition of ChoicePoint less currency translation effects. The company's share of the post tax charge for exceptional restructuring costs was €70m (2007: nil). The reported net profit for the year was €294m down from €855m in 2007, which included the Reed Elsevier NV shareholders' share of the gain on disposal of the Harcourt Education US K-12 Schools and International businesses.

Adjusted earnings per share increased 9% to €0.87 (2007: €0.80). At constant rates of exchange, the increase was 15%. Including the effect of amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, non operating items, the disposal of Harcourt Education and tax adjustments, the basic earnings per share was €0.44 (2007: €1.10).

Consolidated balance sheet
The consolidated balance sheet of Reed Elsevier NV reflects its 50% economic interest in the net assets of Reed Elsevier, which at 31 December 2008 amounted to €491m (2007: €2,016m). The €1,525m decrease in net assets reflects the payment of the special distribution, dividends and share repurchases, partially offset by the company's share in the attributable profits of Reed Elsevier.

Parent company financial statements
In accordance with article 2:362(1) of the Dutch Civil Code, the individual parent company financial statements of Reed Elsevier NV (presented on pages 179 to 181) are prepared under UK generally accepted accounting principles (UK GAAP). The profit attributable to the shareholders of Reed Elsevier NV was €1,255m (2007: €1,462m) and net assets as at 31 December 2008, principally representing the investments in Reed Elsevier Group plc and Elsevier Reed Finance BV under the historical cost method and loans to their subsidiaries, were €3,823m (2007: €4,105m). Free reserves as at 31 December 2008 were €3,605m (2007: €2,232m), comprising reserves less shares held in treasury and including, at 31 December 2008, paid-in surplus.

Report of the Supervisory Board and the Executive Board continued

Dividends

The boards of the company and Reed Elsevier PLC have adopted progressive dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, more closely align dividend growth with growth in adjusted earnings, consistent with the dividend normally being covered over the longer term at least two times by adjusted earnings.

Taking account of both the strong financial performance for the year and the more challenging economic outlook, and the dividend equalisation arrangements, the Combined Board is recommending a final dividend of €0.290 per ordinary share to be paid on 22 May 2009. The level of equalised dividend includes the effect of the significant appreciation of the euro against sterling since the prior year dividend proposal date.

The total dividend paid on the ordinary shares in the financial year was €1,569m (2007: €310m), including the special distribution described below of €1,299m (2007: nil) and other dividends of €270m (2007: €310m).

Special distribution and share consolidation

On 18 January 2008, the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution of €1,299m was recognised when paid. On the same day, Reed Elsevier PLC paid a €1,391m equalised special distribution of 82.0p per ordinary share.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of €0.07 for every 67 existing ordinary shares of €0.06, reflecting the ratio of the special distribution (including that paid by Reed Elsevier PLC) to the combined market capitalisation of Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) and Reed Elsevier PLC as at the date of the announcement of the special distribution.

Share repurchase programme

The Combined Board, together with the board of Reed Elsevier PLC, approved the introduction of an annual share repurchase programme in 2006 to further improve capital efficiency. During 2008 a total of 2.1m of the company's ordinary shares were repurchased under the programme at a cost of €25m and are held in treasury.

In accordance with article 9 of the Articles of Association, at the 2008 Annual General Meeting a resolution was passed to extend the authority given to the Executive Board to purchase up to 10% of shares by market purchase. At 31 December 2008, 23,952,791 shares, representing 3.6% of issued ordinary shares, had been purchased and are held in treasury. A resolution to further extend the authority is to be put to the 2009 Annual General Meeting.

Issuance of shares

In accordance with article 6 and 7 of the Articles of Association, at the 2008 Annual General Meeting the Combined Board was authorised, until 30 September 2009, to issue shares and grant rights to acquire shares representing up to 10% of the issued and outstanding capital of the company, (other than to meet obligations resulting from the rights to acquire shares under share option schemes) and to restrict or cancel pre-emptive rights of existing shareholders in respect of such issuance. A resolution to renew such authority will be put to the 2009 Annual General Meeting.

Share capital

During 2008, 2,502,244 ordinary shares in the company were issued in connection with share option schemes as follows:

2,497,344 under executive share option schemes at prices between €9.34 and €11.65 per share.

4,900 under convertible debentures at prices between €10.35 and €12.21 per share.

Information regarding shares outstanding at 31 December 2008 is given on page 175.

35,130,213 of the ordinary shares were held in treasury including 11,177,422 held by the Reed Elsevier Group plc employee benefit trust. Additionally 135,179 R shares of €0.70 were held in treasury.

Based on the public database of and on notification received from The Netherlands Authority for the Financial Markets, the company is aware of interests in the capital and voting rights of the issued share capital of the company of at least 5% by Reed Elsevier PLC and Mondrian Investment Partners Limited.

Significant agreements – change of control

The governing agreement between Reed Elsevier NV and Reed Elsevier PLC states that upon a change of control of Reed Elsevier NV (for these purposes, the acquisition by a third party of 50% or more of the issued share capital having voting rights), should there not be a comparable offer from the offeror for Reed Elsevier PLC, Reed Elsevier PLC may serve notice upon Reed Elsevier NV varying certain provisions of the governing agreement, including the governance and the standstill provisions.

There are a number of borrowing agreements including credit facilities that in the event of a change of control of both Reed Elsevier NV and Reed Elsevier PLC and, in some cases, a consequential credit rating downgrade to sub-investment grade may, at the option of the lenders, require repayment and/or cancellation as appropriate.

Directors

The following individuals served as members of the Supervisory Board and the Executive Board during the year:

The Supervisory Board
J Hommen (Chairman)
G J de Boer-Kruyt
M W Elliott
L Hook
R Polet
D E Reid
Lord Sharman of Redlynch OBE
R W H Stomberg (retired 24 April 2008)

The Executive Board
Sir Crispin Davis (Chairman and Chief Executive Officer)
M H Armour (Chief Financial Officer)
G J A van de Aast (resigned 15 December 2008)
E Engstrom
A Prozes
P Tierney (retired 30 January 2008)

Biographical details of the directors at the date of this report are given on pages 48 and 49. Details of the remuneration of the members of the Executive Board and of the Supervisory Board and their interests in the share capital of the company are provided in the Directors' Remuneration Report on pages 60 to 80.

M W Elliott, D E Reid, G J de Boer-Kruyt and Lord Sharman will retire by rotation as members of the Supervisory Board at the forthcoming Annual General Meeting and, being eligible, they will offer themselves for reappointment.

As previously announced Sir Crispin Davis will retire in March 2009 and J Hommen will step down as Chairman and as a member of the Supervisory Board at the forthcoming Annual General Meeting. A resolution will be submitted to the

Report of the Supervisory Board and the Executive Board continued

forthcoming Annual General Meeting to appoint I R Smith as a member of the Executive Board and to succeed Sir Crispin Davis.

In accordance with the company's Articles of Association, directors are granted an indemnity from the company to the extent permitted by law in respect of liabilities incurred as a result of their office.

Financial statements and accounting records
The financial statements provide a true and fair view of the state of affairs of the company and the group as of 31 December 2008, and of the profit or loss in 2008. In preparing the financial statements, the Supervisory Board and the Executive Board ensure that suitable accounting policies, consistently applied and supported by reasonable judgements and estimates, have been used and applicable accounting standards have been followed. The boards are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the law. The boards have general responsibility for taking reasonable steps to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Internal control
As required under section II.1.4. of the Dutch Corporate Governance Code, the Audit Committee and the Combined Board have reviewed the effectiveness of the systems of internal control and risk management during the last financial year. The outcome of this review has been discussed with the external auditors. The Combined Board confirmed that the risk management and control systems provide reasonable assurance against material inaccuracies or loss and have functioned properly during the financial year.

Directors' responsibility statement
The Combined Board confirms, to the best of its knowledge:

→ the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the financial position and profit or loss of the group; and

→ the Report of the Supervisory Board and the Executive Board includes a fair review of the development and performance of the business during the financial year and the position of the group at 31 December 2008, and that the Report of the Supervisory Board and the Executive Board provides a description of the principal risks and uncertainties that it faces.

Neither the company nor the directors accept any liability to any person in relation to the Annual Report except to the extent that such liability could arise under Dutch law.

Disclosure of information to auditors
As part of the process of approving the Reed Elsevier NV 2008 financial statements, the Supervisory and the Executive Boards and its members have taken steps to ensure that all relevant information was provided to the company's auditors and so far as the boards are aware, there is no relevant audit information of which the company's auditors are unaware.

Corporate governance
Save as noted in this annual report (particularly on pages 57 and 58), the company has complied throughout the period under review with the provisions of The Dutch Corporate Governance Code issued in December 2003 (the "Dutch Code"), having regard for the recommendations of the Monitoring Committee's annual reports. Details of Reed Elsevier's corporate governance policies and practices and the statement on internal control are set out in the Structure and Corporate Governance report on pages 54 to 59. Details of the role and responsibilities, membership and activities of the audit committees are set out in the Report of the Audit Committees on pages 81 to 82. During 2008 no significant changes were made to the company's or Reed Elsevier's corporate governance.

Going concern
The Combined Board, having made appropriate enquiries, considers that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the 2008 financial statements.

In reaching this conclusion, the Combined Board has had due regard to the following. After taking account of available cash resources, committed bank facilities that back up short term borrowings and term debt issued in January 2009, none of Reed Elsevier's borrowings fall due within the next two years that require refinancing from resources not already available. The strong free cash flow of the Reed Elsevier combined businesses (which for the three years ended 31 December 2008 was €1,259m, €1,047m and €1,113m respectively before exceptional restructuring and acquisition related costs), resources and committed back up facilities in place, and Reed Elsevier's ability to access debt capital markets, taken together, provide confidence that Reed Elsevier will be able to meet its obligations as they become due. Further information on liquidity of the combined businesses can be found on pages 24, 25 and 27 of the Chief Financial Officer's report and in note 19 of the combined financial statements.

Auditors
Resolutions for the re-appointment of Deloitte Accountants BV as auditors of the company and authorising the Supervisory Board to fix their remuneration will be submitted to the forthcoming Annual General Meeting.

Signed by:

The Supervisory Board
J Hommen (Chairman)
G J de Boer-Kruyt
M W Elliott
L Hook
R Polet
D E Reid
Lord Sharman of Redlynch OBE

The Executive Board
Sir Crispin Davis
(Chairman and Chief Executive Officer)
MH Armour
(Chief Financial Officer)
E Engstrom
A Prozes

Registered office
Radarweg 29
1043 NX The Netherlands
Chamber of Commerce Amsterdam
Register file No: 33155037
18 February 2009

Consolidated income statement

For the year ended 31 December	Note	2008 €m	2007 €m
Administrative expenses	2	**(3)**	(3)
Share of results of joint ventures	11	**239**	803
Operating profit		**236**	800
Finance income	5	**77**	73
Profit before tax		**313**	873
Taxation	6	**(19)**	(18)
Profit attributable to ordinary shareholders		**294**	855

Earnings per ordinary share

For the year ended 31 December	Note	2008 €	2007 €
Basic earnings per share			
From continuing operations of the combined businesses	8	**€0.43**	€0.84
From discontinued operations of the combined businesses	8	**€0.01**	€0.26
From total operations of the combined businesses	8	**€0.44**	€1.10
Diluted earnings per share			
From continuing operations of the combined businesses	8	**€0.43**	€0.83
From discontinued operations of the combined businesses	8	**€0.01**	€0.26
From total operations of the combined businesses	8	**€0.44**	€1.09

Consolidated cash flow statement

For the year ended 31 December	Note	2008 €m	2007 €m
Cash flows from operating activities			
Cash used by operations	10	**(2)**	(2)
Interest received		**78**	71
Tax paid		**(17)**	(18)
Net cash from operating activities		**59**	51
Cash flows from investing activities			
Dividends received from joint ventures		**1,200**	1,410
Cash flows from financing activities			
Equity dividends paid	7	**(1,569)**	(310)
Proceeds on issue of ordinary shares		**27**	124
Purchase of treasury shares		**(25)**	(176)
Decrease/(increase) in net funding balances due from joint ventures	10	**311**	(1,238)
Net cash used in financing activities		**(1,256)**	(1,600)
Movement in cash and cash equivalents		**3**	(139)

Consolidated balance sheet

As at 31 December	Note	2008 €m	2007 €m
Non-current assets			
Investments in joint ventures	11	**551**	2,075
Current assets			
Amounts due from joint ventures		**4**	5
Cash and cash equivalents		**12**	9
		16	14
Total assets		**567**	2,089
Current liabilities			
Payables	12	**10**	9
Taxation		**66**	64
Total liabilities		**76**	73
Net assets		**491**	2,016
Capital and reserves			
Share capital issued	13	**49**	49
Paid-in surplus	14	**1,712**	1,685
Shares held in treasury (including in joint ventures)	15	**(477)**	(459)
Translation reserve	16	**(138)**	(159)
Other reserves	17	**(655)**	900
Total equity		**491**	2,016

Consolidated statement of recognised income and expense

For the year ended 31 December	2008 €m	2007 €m
Profit attributable to ordinary shareholders	**294**	855
Share of joint ventures' net expense recognised directly in equity	**(250)**	(45)
Share of joint ventures' cumulative exchange differences on disposal of foreign operations	**27**	103
Share of joint ventures' cumulative fair value movements on disposal of available for sale investments	**-**	(5)
Share of joint ventures' transfer to net profit from hedge reserve	**(9)**	(15)
Total recognised income and expense for the year	**62**	893

Consolidated reconciliation of shareholders' equity

For the year ended 31 December	Note	2008 €m	2007 €m
Total recognised net income		**62**	893
Equity dividends declared	7	**(1,569)**	(310)
Issue of ordinary shares, net of expenses		**27**	124
Increase in shares held in treasury (including in joint ventures)	15	**(59)**	(230)
Increase in share based remuneration reserve		**29**	34
Equalisation adjustments		**(15)**	40
Net (decrease)/increase in shareholders' equity		**(1,525)**	551
Shareholders' equity at start of year		**2,016**	1,465
Shareholders' equity at end of year		**491**	2,016

Group accounting policies

These consolidated financial statements, which have been prepared under the historic cost convention, report the statements of income, cash flow and financial position of Reed Elsevier NV. Unless otherwise indicated, all amounts shown in the financial statements are in millions of euros.

As required by a regulation adopted by the European Parliament, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements are prepared on a going concern basis, as explained on page 165.

The Reed Elsevier combined financial statements presented in pounds sterling on pages 84 to 126 form an integral part of the notes to Reed Elsevier NV's statutory financial statements. The primary combined financial statements and selected notes are presented in euros on pages 127 to 141.

As a consequence of the merger of the company's businesses with those of Reed Elsevier PLC, described on page 54, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.

The Reed Elsevier NV consolidated financial statements are presented incorporating Reed Elsevier NV's investments in the Reed Elsevier combined businesses accounted for using the equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier NV and Reed Elsevier PLC. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier NV's share in the profit and net assets of the Reed Elsevier combined businesses equals 50%, with all settlements accruing to shareholders from the equalisation arrangements taken directly to reserves. Further detail is provided in note 1.

Because the dividend paid to shareholders by Reed Elsevier NV is equivalent to the Reed Elsevier PLC dividend plus, other than in special circumstances, the UK tax credit received by certain Reed Elsevier PLC shareholders, Reed Elsevier NV normally distributes a higher proportion of the combined profit attributable than Reed Elsevier PLC. Reed Elsevier PLC's share in this difference in dividend distributions is settled with Reed Elsevier NV and is credited directly to consolidated reserves under equalisation. Reed Elsevier NV can pay a nominal dividend on its R shares held by a subsidiary of Reed Elsevier PLC that is lower than the dividend on the ordinary shares. Equally, Reed Elsevier NV has the possibility to receive dividends directly from Dutch affiliates. Reed Elsevier PLC is compensated by direct dividend payments by Reed Elsevier Group plc. The settlements flowing from these arrangements are also taken directly to consolidated reserves under equalisation.

Parent company financial statements
In accordance with 2:402 of the Dutch Civil Code, the parent company financial statements only contain an abridged profit and loss account.

Combined financial statements
The accounting policies adopted in the preparation of the combined financial statements are set out on pages 88 to 92.

These include policies in relation to intangible assets. Such assets are amortised over their estimated useful economic lives which, due to their longevity, may be for periods in excess of five years.

Basis of valuation of assets and liabilities
Reed Elsevier NV's 50% economic interest in the net assets of the combined businesses has been shown on the consolidated balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV. Joint ventures are accounted for using the equity method.

Cash and cash equivalents are stated at fair value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Foreign exchange translation
Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The gains or losses relating to the retranslation of Reed Elsevier NV's 50% interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation
The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.

Group accounting policies continued

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged and credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Critical judgements and key sources of estimation uncertainty
Critical judgements in the preparation of the combined financial statements are set out on page 91.

Standards, amendments and interpretations not yet effective
Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on page 92 of the combined financial statements and are not expected to have a significant impact on the consolidated financial statements.

Notes to the consolidated financial statements For the year ended 31 December 2008

1 Basis of preparation

The consolidated financial statements of Reed Elsevier NV reflect the 50% economic interest that its shareholders have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

The Reed Elsevier combined financial statements are presented in pounds sterling, which is the functional currency of Reed Elsevier Group plc, a UK registered company which owns the publishing and information businesses of Reed Elsevier. The following analysis presents how the consolidated financial statements of Reed Elsevier NV, presented in euros, are derived from the Reed Elsevier combined financial statements.

Reed Elsevier NV consolidated profit attributable to ordinary shareholders	Note	**2008**	2007
Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling		**£476m**	£1,200m
Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling translated into euros at average exchange rates		**€600m**	€1,752m
Impact of exchange translation differences	(i)	**(€13)m**	(€43)m
Reed Elsevier combined businesses net profit attributable to parent company shareholders in euros		**€587m**	€1,709m
Reed Elsevier NV's 50% share of combined net profit attributable to ordinary shareholders		**€294m**	€855m

(i) The combined financial statements include gains on disposal of discontinued operations which, due to their individual significance, are translated using exchange rates prevailing on the date of the transaction rather than the average exchange rates for the year. The gains on disposal also include cumulative currency translation losses since adoption of IFRS previously taken to reserves. Consequently, the gains expressed in euros, are €13m (2007: €43m) lower than the amounts derived by translating the gains expressed in sterling at average euro:sterling exchange rates.

Reed Elsevier NV consolidated total equity	**2008**	2007
Reed Elsevier combined shareholders' equity in pounds sterling	**£953m**	£2,965m
Reed Elsevier combined shareholders' equity in pounds sterling translated into euros at year end exchange rates	**€982m**	€4,032m
Reed Elsevier NV's 50% share of combined equity	**€491m**	€2,016m

2 Administrative expenses

Administrative expenses are stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the Supervisory Board of Reed Elsevier NV of €0.2m (2007: €0.2m) are included in gross remuneration. Insofar as gross remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2007: nil).

3 Auditors' remuneration

Audit fees payable by Reed Elsevier NV were €48,000 (2007: €47,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants B.V. and its associates is set out in note 4 to the combined financial statements.

Notes to the consolidated financial statements For the year ended 31 December 2008

4 Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier NV, are reflected in these financial statements. Key management personnel are also related parties and comprise the members of the Executive Board of Reed Elsevier NV. The remuneration of members of the Executive Board of Reed Elsevier NV is disclosed in note 34 to the combined financial statements.

5 Finance income

	2008 €m	2007 €m
Finance income from joint ventures	**77**	73

6 Taxation

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2008 €m	2007 €m
Profit before tax	**313**	873
Tax at applicable rate: 25.5% (2007: 25.5%)	**80**	223
Tax on share of results of joint ventures	**(61)**	(205)
Tax expense	**19**	18

7 Equity dividends

On 18 January 2008, the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution of €1,299m was recognised when paid.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of €0.07 for every 67 existing ordinary shares of €0.06, reflecting the ratio of the aggregate special distribution (including that paid by Reed Elsevier PLC) to the combined market capitalisation of Reed Elsevier NV and Reed Elsevier PLC (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at 12 December 2007, the date of the announcement of the special distribution. The existing R shares of €0.60 were consolidated on a similar basis into new R shares of €0.70.

Ordinary dividends declared in the year	2008 €	2007 €	2008 €m	2007 €m
Ordinary shares				
Final for prior financial year	**€0.311**	€0.304	**198**	225
Interim for financial year	**€0.114**	€0.114	**72**	85
Total	**€0.425**	€0.418	**270**	310
R shares	**–**	–	**–**	–

The directors of Reed Elsevier NV have proposed a final dividend of €0.290 (2007: €0.311). The cost of funding the proposed final dividend is expected to be €181m. No liability has been recognised at the balance sheet date.

Ordinary dividends paid and proposed relating to the financial year	2008 €	2007 €
Ordinary shares		
Interim (paid)	**€0.114**	€0.114
Final (proposed)	**€0.290**	€0.311
Total	**€0.404**	€0.425
R shares	**–**	–

Notes to the consolidated financial statements For the year ended 31 December 2008

8 Earnings per ordinary share ("EPS")

	2008			2007		
	Weighted average number of shares (millions)	Earnings €m	EPS €	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic earnings per share						
From continuing operations of the combined businesses	**669.0**	**289**	**€0.43**	774.9	651	€0.84
From discontinued operations of the combined businesses	**669.0**	**5**	**€0.01**	774.9	204	€0.26
From total operations of the combined businesses	**669.0**	**294**	**€0.44**	774.9	855	€1.10
Diluted earnings per share						
From continuing operations of the combined businesses	**674.9**	**289**	**€0.43**	784.1	651	€0.83
From discontinued operations of the combined businesses	**674.9**	**5**	**€0.01**	784.1	204	€0.26
From total operations of the combined businesses	**674.9**	**294**	**€0.44**	784.1	855	€1.09

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

The weighted average number of shares takes into account the R shares and is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended 31 December 2008 are shown below.

	Year ended 31 December			
			2008	2007
Number of ordinary shares	Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
At start of year	**760.3**	**(35.4)**	**724.9**	726.0
Share consolidation	**(102.1)**	**4.7**	**(97.4)**	–
Issue of ordinary shares	**2.4**	**–**	**2.4**	11.7
Share repurchases	**–**	**(2.1)**	**(2.1)**	(11.9)
Net purchase of shares by employee benefit trust	**–**	**(2.4)**	**(2.4)**	(0.9)
At end of year	**660.6**	**(35.2)**	**625.4**	724.9
Weighted average number of equivalent ordinary shares during the year			**669.0**	774.9

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company's share capital.

Notes to the consolidated financial statements For the year ended 31 December 2008

9 Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. The adjusted figures are derived as follows:

Earnings per share from the total operations of the combined businesses	Profit attributable to ordinary shareholders		Basic earnings per share	
	2008 €m	2007 €m	**2008 €**	2007 €
Reported figures	**294**	855	**€0.44**	€1.10
Share of adjustments in joint ventures:				
Amortisation of acquired intangible assets and goodwill impairment	**206**	189	**€0.31**	€0.24
Exceptional restructuring costs	**70**	–	**€0.10**	–
Acquisition related costs	**19**	10	**€0.03**	€0.01
Disposals and other non operating items	**34**	(359)	**€0.05**	€(0.46)
Deferred tax adjustments	**(43)**	(73)	**€(0.06)**	€(0.09)
Adjusted figures	**580**	622	**€0.87**	€0.80

10 Cash flow statement

Reconciliation of administrative expenses to cash used by operations	**2008 €m**	2007 €m
Administrative expenses	**(3)**	(3)
Net movement in payables	**1**	1
Cash used by operations	**(2)**	(2)

Reconciliation of net funding balances due from joint ventures	**2008 €m**	2007 €m
At start of year	**1,864**	626
Cash flow	**(311)**	1,238
At end of year	**1,553**	1,864

Notes to the consolidated financial statements For the year ended 31 December 2008

11 Investments in joint ventures

	2008 €m	2007 €m
Share of results of joint ventures	**239**	803
Share of joint ventures':		
Net expense recognised directly in equity	**(250)**	(45)
Cumulative exchange differences on disposal of foreign operations	**27**	103
Cumulative fair value movements on disposal of available for sale investments	**-**	(5)
Transfer to net profit from hedge reserve	**(9)**	(15)
Purchases of treasury shares by employee benefit trust	**(34)**	(54)
Increase in share based remuneration reserve	**29**	34
Equalisation adjustments	**(15)**	40
Dividends received from joint ventures	**(1,200)**	(1,410)
(Increase)/decrease in net funding balances due from joint ventures	**(311)**	1,238
Net movement in the year	**(1,524)**	689
At start of year	**2,075**	1,386
At end of year	**551**	2,075

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV shareholders' 50% share is set out below:

	Total joint ventures		Reed Elsevier NV shareholders' share	
	2008 €m	2007 €m	2008 €m	2007 €m
Revenue	**6,721**	6,693	**3,361**	3,347
Net profit for the year	**592**	1,713	**239**	803

Reed Elsevier NV's share of joint ventures' net profit attributable to parent company shareholders for the year excludes the net profit that arose directly in Reed Elsevier NV of €55m (2007: €52m).

	Total joint ventures		Reed Elsevier NV shareholders' share	
	2008 €m	2007 €m	2008 €m	2007 €m
Total assets	**13,251**	13,298	**6,610**	6,635
Total liabilities	**(12,241)**	(9,251)	**(7,612)**	(6,424)
Net assets/(liabilities)	**1,010**	4,047	**(1,002)**	211
Attributable to:				
Joint ventures	**981**	4,032	**(1,002)**	211
Minority interests	**29**	15	**-**	-
	1,010	4,047	**(1,002)**	211
Net funding balances due from joint ventures			**1,553**	1,864
Total			**551**	2,075

The above amounts exclude assets and liabilities held directly by Reed Elsevier NV and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV's share of assets and liabilities are cash and cash equivalents of €181m (2007: €1,669m) and borrowings of €3,336m (2007: €2,242m) respectively.

12 Payables

Included within payables are employee convertible debenture loans of €10m (2007: €8m) with a weighted average interest rate of 5.28% (2007: 4.99%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

Notes to the consolidated financial statements For the year ended 31 December 2008

13 Share capital

Authorised	No. of shares	€m
Ordinary shares of €0.07 each	**1,800,000,000**	**126**
R shares of €0.70 each	**26,000,000**	**18**
Total		**144**

On 7 January 2008 the existing ordinary shares of €0.06 each were consolidated into new ordinary shares of €0.07 each on the basis of 58 new ordinary shares for every 67 existing ordinary shares. The existing R shares of €0.60 were consolidated on a similar basis into new R shares of €0.70.

Issued and fully paid	R shares Number	Ordinary shares Number	R shares €m	Ordinary shares €m	Total €m
At 1 January 2007	4,679,249	748,597,124	3	45	48
Issue of ordinary shares	–	11,653,240	–	1	1
At 1 January 2008	**4,679,249**	**760,250,364**	**3**	**46**	**49**
Share consolidation	**(628,529)**	**(102,123,146)**	**–**	**–**	**–**
Issue of ordinary shares	**–**	**2,502,244**	**–**	**–**	**–**
At 31 December 2008	**4,050,720**	**660,629,462**	**3**	**46**	**49**

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 7 to the Reed Elsevier combined financial statements.

Details of issued shares held in treasury are provided in note 15.

At 31 December 2008 3,915,541 R shares were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

14 Paid-in surplus

	2008 €m	2007 €m
At start of year	**1,685**	1,562
Issue of ordinary shares	**27**	123
At end of year	**1,712**	1,685

Within paid-in surplus, an amount of €1,535m (2007: €1,508m) is free of tax.

15 Shares held in treasury

	2008 €m	2007 €m
At start of year	**459**	282
Share repurchases	**25**	176
Share of joint ventures' employee benefit trust purchases	**34**	54
Share of joint ventures' settlement of share awards by employee benefit trust	**(5)**	(36)
Exchange translation differences	**(36)**	(17)
At end of year	**477**	459

Share repurchases in 2007 include €21m in respect of the repurchase of R shares from a subsidiary of Reed Elsevier PLC.

Details of shares held in treasury are provided in note 31 to the Reed Elsevier combined financial statements.

Notes to the consolidated financial statements For the year ended 31 December 2008

16 Translation reserve

	2008 €m	2007 €m
At start of year	**(159)**	(70)
Share of joint ventures' exchange differences on translation of foreign operations	**(6)**	(192)
Share of joint ventures' cumulative exchange differences on disposal of foreign operations	**27**	103
At end of year	**(138)**	(159)

17 Other reserves

	2008 €m	2007 €m
At start of year	**900**	207
Profit attributable to ordinary shareholders	**294**	855
Share of joint ventures:		
Actuarial (losses)/gains on defined benefit pension schemes	**(219)**	165
Fair value movements on available for sale investments	**(6)**	-
Cumulative fair value movements on disposal of available for sale investments	**–**	(5)
Fair value movements on cash flow hedges	**(153)**	2
Tax recognised directly in equity	**98**	(37)
Increase in share based remuneration reserve	**29**	34
Settlement of share awards by employee benefit trust	**(5)**	(36)
Transfer to net profit from hedge reserve	**(9)**	(15)
Equalisation adjustments	**(15)**	40
Equity dividends declared	**(1,569)**	(310)
At end of year	**(655)**	900

18 Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier NV as follows:

	2008 €m	2007 €m
Guaranteed jointly and severally with Reed Elsevier PLC	**5,917**	3,745

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 19 to the Reed Elsevier combined financial statements.

Notes to the consolidated financial statements For the year ended 31 December 2008

19 Principal joint ventures

		% holding
Reed Elsevier Group plc		
Incorporated and operating in Great Britain	£10,000 ordinary R shares	–
1-3 Strand	£10,000 ordinary E shares	100%
London WC2N 5JR	£100,000 7.5% cumulative preference non-voting shares	–
Holding company for operating businesses involved in science & medical, legal and business publishing and organisation of trade exhibitions	Equivalent to a 50% equity interest	
Elsevier Reed Finance BV		
Incorporated in the Netherlands	133 ordinary R shares	–
Radarweg 29	205 ordinary E shares	100%
1043 NX Amsterdam, the Netherlands		
Holding company for financing businesses	Equivalent to a 61% equity interest	

The R shares in Reed Elsevier Group plc and Elsevier Reed Finance BV and the non-voting preference shares in Reed Elsevier Group plc are owned by Reed Elsevier PLC.

In addition, Reed Elsevier NV holds shares with special dividend rights in Reed Elsevier Overseas BV, a subsidiary of Reed Elsevier Group plc with registered offices in Amsterdam. These shares are included in the amount shown under investments in joint ventures and enable Reed Elsevier NV to receive dividends from companies within the same tax jurisdiction.

A list of companies within Reed Elsevier is filed with the Amsterdam Chamber of Commerce in the Netherlands.

20 Approval of financial statements

The consolidated financial statements were signed and authorised for issue by the Combined Board of directors on 18 February 2009.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Independent auditors' report on the consolidated financial statements

to the shareholders of Reed Elsevier NV

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements 2008 which are part of the financial statements of Reed Elsevier NV, Amsterdam, which comprise the consolidated balance sheet as at 31 December 2008, the consolidated income statement, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the consolidated reconciliation of shareholders' equity for the year then ended and a summary of significant accounting policies and other explanatory notes, as set out in pages 166 to 177.

Management's responsibility
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the Supervisory Board and the Executive Board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements give a true and fair view of the financial position of Reed Elsevier NV as at 31 December 2008, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the Supervisory Board and the Executive Board are consistent with the consolidated financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Deloitte Accountants B.V.
J P M Hopmans
Amsterdam
The Netherlands
18 February 2009

Parent company profit and loss account

For the year ended 31 December	2008 €m	2007 €m
Administrative expenses	**(3)**	(3)
Dividends received from joint ventures	**1,200**	1,410
Finance income from joint ventures	**77**	73
Taxation	**(19)**	(18)
Profit attributable to ordinary shareholders	**1,255**	1,462

Parent company balance sheet

As at 31 December	Note	2008 €m	As restated 2007 €m
Fixed assets			
Investments in joint ventures		**2,330**	2,300
Current assets			
Amounts due from joint ventures – funding		**1,553**	1,864
Amounts due from joint ventures – other		**4**	5
		1,557	1,869
Cash		**12**	9
		1,569	1,878
Creditors: amounts falling due within one year			
Taxation		**(66)**	(64)
Other creditors	1	**(10)**	(9)
		(76)	(73)
Net current assets		**1,493**	1,805
Net assets		**3,823**	4,105
Capital and reserves			
Share capital issued		**49**	49
Paid-in surplus		**1,712**	1,685
Shares held in treasury		**(357)**	(332)
Other reserves		**169**	139
Reserves		**2,250**	2,564
Shareholders' funds		**3,823**	4,105

The parent company financial statements were signed and authorised for issue by the Combined Board of directors on 18 February 2009.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Parent company reconciliation of shareholders' funds

	Share capital issued €m	Paid-in surplus[i] €m	Shares held in treasury €m	Other reserves[iv] €m	Reserves €m	Total €m
At 1 January 2007 as previously stated	48	1,562	(156)	–	1,412	2,866
Change in accounting policy on adoption of UITF 44[iii]	–	–	–	109	–	109
At 1 January 2007 as restated	48	1,562	(156)	109	1,412	2,975
Profit attributable to ordinary shareholders	–	–	–	–	1,462	1,462
Equity dividends paid	–	–	–	–	(310)	(310)
Purchase of shares	–	–	(176)	–	–	(176)
Issue of shares, net of expenses	1	123	–	–	–	124
Equity granted to employees of combined businesses	–	–	–	30	–	30
At 1 January 2008 as restated	**49**	**1,685**	**(332)**	**139**	**2,564**	**4,105**
Profit attributable to ordinary shareholders	**–**	**–**	**–**	**–**	**1,255**	**1,255**
Equity dividends paid	**–**	**–**	**–**	**–**	**(1,569)**	**(1,569)**
Purchase of shares	**–**	**–**	**(25)**	**–**	**–**	**(25)**
Issue of shares, net of expenses	**–**	**27**	**–**	**–**	**–**	**27**
Equity granted to employees of combined businesses	**–**	**–**	**–**	**30**	**–**	**30**
At 31 December 2008	**49**	**1,712**	**(357)**	**169**	**2,250**	**3,823**

(i) Within paid-in surplus, an amount of €1,535m (2007: €1,508m) is free of tax.

(ii) Free reserves of the company at 31 December 2008 were €3,605m (2007: €2,232m), comprising reserves less shares held in treasury and including, at 31 December 2008, paid-in surplus.

(iii) For further detail see accounting policies.

(iv) Other reserves relate to equity granted to employees of the combined businesses under share based remuneration arrangements. Other reserves do not form part of free reserves.

Parent company accounting policies

Basis of preparation

The parent company financial statements have been prepared under the historical cost convention. As permitted by 2:362 subsection 1 of the Dutch Civil Code for companies with international operations, the parent company financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (GAAP) ensuring consistency. The financial information relating to the company is recognised in the consolidated financial statements. In accordance with 2:402 of The Netherlands Civil Code, the parent company financial statements only contain an abridged profit and loss account.

The parent company financial statements are prepared on a going concern basis, as explained on page 165.

The Reed Elsevier NV accounting policies under UK GAAP are set out below.

Change in accounting policy

The company has adopted UITF 44 – Group and Treasury Share Transactions issued by the UK Accounting Standards Board, effective for the 2008 financial statements. UITF 44 requires the fair value of the award of share options and conditional shares over Reed Elsevier NV ordinary shares to employees of the Reed Elsevier combined businesses to be treated as a capital contribution, with retrospective effect.

Accordingly, the investments in joint ventures have been restated to include as at 1 January 2007 the aggregate amount of €109m for the fair values of the awards of share options and conditional shares over Reed Elsevier NV ordinary shares since 7 November 2002, being the transition date permitted by UITF 44, and €30m in respect of awards made in the year ended 31 December 2007.

Investments

Fixed asset investments in the combined businesses are stated at cost, less provision, if appropriate, for any impairment in value.

Principal joint ventures are set out in note 19 of the Reed Elsevier NV consolidated financial statements.

Short term investments are stated at the lower of cost and net realisable value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Shares held in treasury

The amount of consideration paid, including directly attributable costs for shares repurchased, is recognised as shares held in treasury and presented as a deduction from total equity.

Foreign exchange translation

Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction.

Taxation

Deferred taxation is provided in full for timing differences using the liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

Notes to the parent company financial statements

1 Other creditors

Other creditors include €10m (2007: €8m) of employee convertible debenture loans with a weighted average interest rate of 5.28% (2007: 4.99%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

2 Reconciliations to consolidated financial statements

A reconciliation of the parent company profit attributable to ordinary shareholders prepared under UK GAAP and the consolidated profit attributable to ordinary shareholders prepared under IFRS and presented under the equity method is provided below:

Year ended 31 December	**2008 €m**	2007 €m
Parent company profit attributable to ordinary shareholders	**1,255**	1,462
Share of results of joint ventures	**239**	803
Dividends received from joint ventures	**(1,200)**	(1,410)
Consolidated profit attributable to ordinary shareholders using the equity method	**294**	855

A reconciliation between the parent company shareholders' funds prepared under UK GAAP and the consolidated shareholders' funds prepared under IFRS and presented under the equity method is provided below:

As at 31 December	**2008 €m**	As restated 2007 €m
Parent company shareholders' funds	**3,823**	4,105
Cumulative share of results of joint ventures less cumulative dividends received from joint ventures	**(2,218)**	(1,257)
Cumulative currency translation adjustments	**(358)**	(379)
Cumulative equalisation and other adjustments	**135**	415
Share of treasury shares held by joint ventures' employee benefit trust	**(120)**	(127)
Share of IFRS adjustments in joint ventures	**(602)**	(602)
Equity granted to employees of combined businesses	**(169)**	(139)
Consolidated shareholders' funds using the equity method	**491**	2,016

Independent auditors' report on the parent company financial statements

to the shareholders of Reed Elsevier NV

Report on the company financial statements
We have audited the accompanying company financial statements 2008 which are part of the financial statements of Reed Elsevier NV, Amsterdam, which comprise the balance sheet as at 31 December 2008 the profit and loss account for the year then ended, the parent company reconciliation of shareholders' funds and the notes, as set out in pages 179 to 181.

Management's responsibility
Management is responsible for the preparation and fair presentation of the company financial statements in accordance with accounting principles generally accepted in the United Kingdom and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Report of the Supervisory Board and the Executive Board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the company financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility
Our responsibility is to express an opinion on the company financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the company financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the company financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the company financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the company financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the company financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the company financial statements give a true and fair view of the financial position of Reed Elsevier NV as at 31 December 2008 and of its result for the year then ended in accordance with accounting principles generally accepted in the United Kingdom and with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the Supervisory Board and the Executive Board are consistent with the company financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Deloitte Accountants B.V.
J P M Hopmans
Amsterdam
The Netherlands
18 February 2009

Additional information

R shares
Under the Articles of Association an R share is convertible at the election of the holders into ten ordinary shares each. Otherwise an R share has the same rights as an ordinary share, except that Reed Elsevier NV may pay a lower dividend on it, but not less than 1% of the nominal value of the R share.

Profit allocation
The Articles of Association provide that distributions of dividend may only be made insofar as the company's equity exceeds the amount of the paid in capital, increased by the reserves which must be kept by virtue of the law and may be made in cash or in shares, at the proposal of the Combined Board. Distribution of dividends on ordinary shares and the class R shares shall be made in proportion to the nominal value of each share. The Combined Board may resolve that the dividend to be paid on each class R share shall be lower than the dividend to be paid on each ordinary share, resolving at the same time what amount of dividend shall be paid on each ordinary share and each class R share, respectively.

Proposal for allocation of profit	2008 €m	2007 €m
Final dividend on ordinary shares for prior financial year	**198**	225
Interim dividend on ordinary shares for financial year	**72**	85
Special distribution	**1,299**	–
Dividend on R shares	**–**	–
Retained (loss)/profit	**(314)**	1,152
	1,255	1,462

Post balance sheet events

In January 2009, term debt of $1,500m (€1,068m) and €50m due in more than five years from 31 December 2008 were issued by the Reed Elsevier combined businesses and used to repay loans maturing within one to two years.

As at 31 December 2008 short term bank loans, overdrafts and commercial paper in the combined businesses were backed up by $3,000m of committed bank facilities maturing in May 2010, of which $38m (€27m) was drawn. On 17 February 2009 these facilities were reduced to $2,500m (€1,780m) and new $2,000m (€1,424m) committed bank facilities, forward starting in May 2010 and maturing in May 2012, were put in place.

5 year summary

	Note	2008 €m	2007 €m	2006 €m	2005 €m	2004 €m
Combined financial information (IFRS)						
Revenue – continuing operations	2	**6,721**	6,693	6,628	6,227	5,798
Reported operating profit – continuing operations	2	**1,135**	1,296	1,231	1,098	1,027
Adjusted operating profit – continuing operations	2	**1,737**	1,660	1,589	1,432	1,336
Reported profit attributable to shareholders – total operations		**587**	1,709	916	675	675
Adjusted profit attributable to shareholders – total operations		**1,159**	1,244	1,170	1,101	1,010
Reed Elsevier NV consolidated financial information (IFRS)						
Reported profit attributable to shareholders		**294**	855	458	338	338
Adjusted profit attributable to shareholders		**580**	622	585	551	505
Reported earnings per ordinary share (€)		**€0.44**	€1.10	€0.59	€0.43	€0.43
Adjusted earnings per ordinary share (€)		**€0.87**	€0.80	€0.76	€0.70	€0.64
Dividend per share (€)	3	**€0.404**	€0.425	€0.406	€0.359	€0.330

(1) Adjusted figures are presented as additional performance measures and are stated before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and in respect of attributable profit, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Acquisition related costs and profit and loss from disposals and other non operating items are excluded from the adjusted figures.

(2) Revenue, reported operating profit and adjusted operating profit are presented for continuing operations. Net profit from discontinued operations is included in profit attributable to shareholders.

(3) Dividend per share is based on the interim dividend and proposed final dividend for the relevant year, and does not include the €1.767 special distribution in 2008.

Other information

Reed Elsevier combined businesses

Summary financial information in US dollars

Basis of preparation

The summary financial information is a simple translation of the Reed Elsevier combined financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier combined financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

	Income statement		Balance sheet	
Exchange rates for translation	2008	2007	2008	2007
US dollars to sterling	**1.85**	2.00	**1.45**	2.00

Combined income statement

For the year ended 31 December	2008 US$m	2007 US$m
Revenue – continuing operations	**9,868**	9,168
Operating profit – continuing operations	**1,667**	1,776
Profit before tax – continuing operations	**1,141**	1,624
Net profit from discontinued operations	**33**	618
Profit attributable to parent companies' shareholders – total operations	**881**	2,400
Adjusted operating profit – continuing operations	**2,551**	2,274
Adjusted profit before tax – continuing operations	**2,229**	1,996
Adjusted profit attributable to parent companies' shareholders – total operations	**1,700**	1,704

Reed Elsevier combined businesses

Combined cash flow statement

For the year ended 31 December	2008 US$m	2007 US$m
Net cash from operating activities – continuing operations	**1,957**	1,662
Net cash used in investing activities – continuing operations	**(4,257)**	(756)
Net cash used in financing activities – continuing operations	**(1,633)**	(896)
Net cash (used in)/from discontinued operations	**(89)**	3,824
(Decrease)/increase in cash and cash equivalents	**(4,022)**	3,834
Movement in cash and cash equivalents		
At start of year	**4,934**	1,017
Increase in cash and cash equivalents	**(4,022)**	3,834
Exchange translation differences	**(368)**	83
At end of year	**544**	4,934
Adjusted operating cash flow – continuing operations	**2,603**	2,216

Combined balance sheet

As at 31 December	2008 US$m	2007 US$m
Non-current assets	**14,983**	10,682
Current assets	**3,601**	8,192
Assets held for sale	**71**	682
Total assets	**18,655**	19,556
Current liabilities	**5,957**	7,734
Non-current liabilities	**11,273**	5,702
Liabilities associated with assets held for sale	**3**	168
Total liabilities	**17,233**	13,604
Net assets	**1,422**	5,952

Reed Elsevier PLC

Summary financial information in US dollars

Basis of preparation
The summary financial information is a simple translation of Reed Elsevier PLC's consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier PLC consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Exchange rates for translation of sterling ($:£1)	2008 US$:£	2007 US$:£
Income statement	**1.85**	2.00
Balance sheet	**1.45**	2.00

Consolidated income statement

For the year ended 31 December	2008 US$m	2007 US$m
Profit attributable to ordinary shareholders	**446**	1,248
Adjusted profit attributable to 52.9% interest in Reed Elsevier combined businesses	**899**	902
Share of joint ventures':		
Amortisation of acquired intangible assets and goodwill impairment	**(320)**	(274)
Exceptional restructuring costs	**(109)**	-
Acquisition related costs	**(30)**	(14)
Disposals and other non operating items	**(42)**	552
Deferred tax adjustments	**68**	104
Profit attributable to 52.9% interest in Reed Elsevier combined businesses	**466**	1,270

Data per American Depositary Share (ADS)	2008 US$	2007 US$
Earnings per ADS based on 52.9% interest in Reed Elsevier combined businesses		
Adjusted	**$3.30**	$2.87
Basic	**$1.64**	$3.98
Net dividend per ADS declared in the year	**$7.47**	$1.30
Net dividend per ADS paid and proposed in relation to the financial year	**$1.50**	$1.45

Consolidated balance sheet

As at 31 December	2008 US$m	2007 US$m
Shareholders' equity	**731**	3,136

Adjusted earnings per American Depositary Share is based on Reed Elsevier PLC shareholders' 52.9% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term. Adjusted figures are described in note 9 to the Reed Elsevier PLC consolidated financial statements.

Reed Elsevier PLC shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), representing four Reed Elsevier PLC ordinary shares. (CUSIP No. 758205207; trading symbol, RUK; Bank of New York is the ADS Depositary.)

Reed Elsevier NV

Summary financial information in US dollars

Basis of preparation
The summary financial information is a simple translation of the Reed Elsevier NV consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier NV consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Exchange rates for translation of euros ($:€)	2008 US$:€	2007 US$:€
Income statement	**1.47**	1.37
Balance sheet	**1.41**	1.47

Consolidated income statement

For the year ended 31 December	2008 US$m	2007 US$m
Adjusted profit attributable to ordinary shareholders	**853**	852
Share of joint ventures':		
Amortisation of acquired intangible assets and goodwill impairment	**(303)**	(256)
Exceptional restructuring costs	**(103)**	–
Acquisition related costs	**(28)**	(14)
Disposals and other non operating items	**(50)**	492
Deferred tax adjustments	**63**	97
Profit attributable to ordinary shareholders	**432**	1,171

Data per American Depositary Share (ADS)	2008 US$	2007 US$
Earnings per ADS based on 50% interest in Reed Elsevier combined businesses		
Adjusted	**$2.56**	$2.19
Basic	**$1.29**	$3.01
Net dividend per ADS declared in the year	**$6.44**	$1.15
Net dividend per ADS paid and proposed in relation to the financial year	**$1.19**	$1.16

Consolidated balance sheet

As at 31 December	2008 US$m	2007 US$m
Shareholders' equity	**692**	2,965

Adjusted earnings per American Depositary Share is based on Reed Elsevier NV shareholders' 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term. Adjusted figures are described in note 9 to the Reed Elsevier NV consolidated financial statements.

Reed Elsevier NV shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), representing two Reed Elsevier NV ordinary shares. (CUSIP No. 758204200; trading symbol, ENL; Bank of New York is the ADS Depositary.)

Reed Elsevier
Annual Reports and
Financial Statements
2008

Shareholder information



Annual Reports and Financial Statements

The Annual Reports and Financial Statements for the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV for the year ended 31 December 2008 are available on the Reed Elsevier website, or from the registered offices of the respective parent companies shown on page 193. Additional financial information is also available on the Reed Elsevier website, including the Reed Elsevier combined financial statements in euros, Interim and Preliminary Results announcements and presentations.

Interim results

Reed Elsevier PLC and Reed Elsevier NV do not intend to publish future interim results in hard copy. The interim results will be available on the Reed Elsevier website.

Share price information

Reed Elsevier PLC's ordinary shares are quoted on the London Stock Exchange.

Reed Elsevier NV's ordinary shares are quoted on the Euronext Stock Exchange in Amsterdam.

The Reed Elsevier PLC and Reed Elsevier NV ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs). Each Reed Elsevier PLC ADR represents four Reed Elsevier PLC ordinary shares. Each Reed Elsevier NV ADR represents two Reed Elsevier NV ordinary shares.

The Reed Elsevier PLC and Reed Elsevier NV ordinary share prices and the ADR prices may be obtained from the Reed Elsevier website, other online sources and the financial pages of many newspapers.



Information for Reed Elsevier PLC ordinary shareholders

Shareholder services

The Reed Elsevier PLC ordinary share register is administered by Equiniti Limited. Enquiries concerning ordinary shareholdings in Reed Elsevier PLC and notification of change of personal details should be referred to Equiniti Limited at the address shown on page 193.

Electronic communications

Shareholders who have not registered for electronic communications can do so online at www.shareview.co.uk, quoting their shareholder account number, which appears on their dividend tax voucher. The website also enables shareholders to view details of their own shareholding or electronically appoint a proxy to vote on their behalf on any poll that may be held at the forthcoming Annual General Meeting.

Shareholders who hold their Reed Elsevier PLC shares through CREST may appoint proxies through the CREST electronic proxy appointment service for the forthcoming Annual General Meeting by using the procedures described in the CREST manual.

Dividends

Dividends on Reed Elsevier PLC ordinary shares are declared and paid in sterling. Shareholders can arrange to have their dividends paid directly into a bank or building society account. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures the account is credited on the dividend payment date.

Dividend Reinvestment Plan

Shareholders can choose to reinvest dividends by purchasing further shares through the Dividend Reinvestment Plan ("DRIP"). A DRIP application form can be obtained from the Reed Elsevier PLC Registrar at www.shareview.co.uk/dividends, or by contacting Equiniti at the address shown on page 193.

ShareGift

The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme can be obtained from the ShareGift website at www.sharegift.org, or by telephoning ShareGift on 020 7930 3737.

Share dealing service

A telephone and internet dealing service is available through Reed Elsevier PLC's Registrar, which provides a simple way for UK-resident shareholders to buy or sell Reed Elsevier PLC shares. For telephone dealing call 08456 037 037 between 8.00am and 4.30pm, Monday to Friday, and for internet dealing log on to www.shareview.co.uk/dealing. You will need your shareholder account number shown on your dividend tax voucher.

Individual savings accounts (ISA)

A single company ISA for Reed Elsevier PLC shares is available through the company's Registrar. Details may be obtained by writing to Equiniti at the address shown on page 193, or by calling their ISA helpline on 0845 300 0430.

Shareholder information continued

Sub-division of ordinary shares and share consolidation

On 28 July 1986 each Reed Elsevier PLC ordinary share of £1 nominal value was sub-divided into four ordinary shares of 25p each. Subsequently, on 2 May 1997, the 25p ordinary shares were sub-divided into two ordinary shares of 12.5p each.

On 7 January 2008 the existing ordinary shares of 12.5p each were consolidated into new ordinary shares of $14^{51}/_{116}$p nominal value, on the basis of 58 new ordinary shares for every 67 existing ordinary shares held.

Capital gains tax

The mid-market price of Reed Elsevier PLC's £1 ordinary shares on 31 March 1982 was 282p, which should be adjusted for subsequent events, in particular the four for one sub-division in 1986 and the two for one sub-division in 1997. This gives an equivalent amount of 35.25p for each 12.5p share.

The above value of 35.25p should also be adjusted for the January 2008 share consolidation, when 58 new ordinary shares were issued for every 67 existing ordinary shares held, to give an equivalent amount of 40.72p for each new ordinary share of $14^{51}/_{116}$p nominal value.

Unsolicited mail

Reed Elsevier PLC, along with other publicly owned companies, is legally obliged to make its share register available to anyone who requests a copy.

Shareholders may receive unsolicited mail from organisations offering their services. To limit the receipt of such unsolicited mail, shareholders should contact the Mailing Preference Service (MPS) on 0845 703 4599, or online at www.mpsonline.org.uk, or by writing to MPS for a registration form at: Mailing Preference Service, FREEPOST 29 LON20771, London W1E 0ZT.

Shareholders may still, however, receive unsolicited mail from organisations that do not subscribe to the MPS service.

Warning about unsolicited investment contacts

Shareholders may receive unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports.

If you receive any unsolicited investment advice:

→ Make sure you get the correct name of the person and organisation.

→ Check that they are properly authorised by the Financial Services Authority before getting involved. You can check at www.fsa.gov.uk/pages/register.

→ Report the matter to the FSA by telephoning 0845 606 1234 or online at www.moneymadeclear.fsa.gov.uk.
If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme.

→ Inform Reed Elsevier PLC's Registrar at the address shown on page 193. They are not able to investigate such incidents themselves but will record the details and pass them on to Reed Elsevier PLC and liaise with the FSA.

Information for Reed Elsevier NV ordinary shareholders

Shareholder enquiries

Enquiries from holders of Reed Elsevier NV registered ordinary shares in relation to share transfers, dividends, change of address and bank accounts should be directed to the Company Secretary of Reed Elsevier NV, at the registered office address shown on page 193.

Dividends

Dividends on Reed Elsevier NV ordinary shares are declared and paid in euros. Registered shareholders in Reed Elsevier NV will receive dividends from the company by transmission to the bank account which they have notified to the company. Dividends on shares in bearer form are paid through the intermediary of a bank or broker.

Dividend Reinvestment Plan

Shareholders can choose to reinvest dividends by purchasing additional shares through the Dividend Reinvestment Plan provided by ABN AMRO Bank NV.

Sub-division of ordinary shares and share consolidation

On 24 April 1984 each Reed Elsevier NV Dfl 20 ordinary share was sub-divided into five ordinary shares of Dfl 4 each, and on 24 April 1987 each Dfl 4 ordinary share was sub-divided into four ordinary shares of Dfl 1 each. Subsequently, on 4 October 1994 each Dfl 1 ordinary share was sub-divided into 10 ordinary shares of Dfl 0.10 each. On 15 April 1999 the ordinary shares of Dfl 0.10 were redenominated as ordinary shares of €0.06.

On 7 January 2008 the existing ordinary shares of €0.06 each were consolidated into new ordinary shares of €0.07 each on the basis of 58 new ordinary shares for every 67 existing ordinary shares held.

Shareholder Communications Channel for Reed Elsevier NV shareholders

Reed Elsevier NV has entered into arrangements with Stichting Communicatiekanaal Aandeelhouders (Shareholder Communication Channel Trustee) in the Netherlands, facilitating the communication with and between shareholders, particularly in connection with general meetings of shareholders. Under these arrangements, holders of Reed Elsevier NV bearer shares whose shares are held in the custody of a Dutch bank, and who have notified the intermediary authority appointed for these purposes of their interest, will receive written information from the company with a proxy form for their representation at general shareholders' meetings.

Shareholder information continued

Information for Reed Elsevier PLC and Reed Elsevier NV ADR holders

The Reed Elsevier PLC and Reed Elsevier NV ADR Depositary is The Bank of New York Mellon. Reed Elsevier PLC's CUSIP number is 758205207 and its trading symbol is RUK. Each Reed Elsevier PLC ADR represents four Reed Elsevier PLC ordinary shares. Reed Elsevier NV's CUSIP number is 758204200 and its trading symbol is ENL. Each Reed Elsevier NV ADR represents two Reed Elsevier NV ordinary shares.

ADR shareholder services
Enquiries concerning Reed Elsevier PLC or Reed Elsevier NV ADRs should be addressed to the ADR Depositary at the address shown on page 193.

Dividends
Dividend payments on Reed Elsevier PLC and Reed Elsevier NV ADRs are made in US dollars by the ADR Depositary.

Annual Report on Form 20-F
The Annual Report on Form 20-F for the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV is filed electronically with the United States Securities and Exchange Commission. A copy of Form 20-F is available on the Reed Elsevier website, or from the ADR Depositary at the address shown on page 193.

Contacts

Reed Elsevier PLC
1-3 Strand
London WC2N 5JR
United Kingdom

Tel: +44 (0) 20 7930 7077
Fax: +44 (0) 20 7166 5799

Reed Elsevier NV
Radarweg 29
1043 NX Amsterdam
The Netherlands

Tel: +31 (0) 20 485 2222
Fax: +31 (0) 20 618 0325

Reed Elsevier PLC Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA
United Kingdom

Tel: 0871 384 2960
(calls charged at 8p per minute from a BT landline, other telephony providers' costs may vary)

Tel: +44 121 415 7047 (non-UK callers)
www.shareview.co.uk

Reed Elsevier PLC and Reed Elsevier NV ADR Depositary
The Bank of New York Mellon
PO Box 358516
Pittsburgh
PA 15252-8516
USA

Tel: +1 888 269 2377
+1 201 680 6825 (outside the US)

email: shareowners@bankofny.com
www.adrbny.com

Auditors
Deloitte LLP
2 New Street Square
London EC4A 3BT
United Kingdom

Deloitte Accountants B.V.
Orlyplein 50
1043 DP Amsterdam
The Netherlands

Stockbrokers
JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA
United Kingdom

UBS Investment Bank
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

ABN AMRO Bank NV
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

2009 financial calendar

19 February	**PLC** **NV**	Announcement of Preliminary Results for the year ended 31 December 2008
21 April	**PLC**	Annual General Meeting – Reed Elsevier PLC, Millennium Hotel, Grosvenor Square, London W1K 2HP
21 April	**PLC** **NV**	Interim Management Statement issued in relation to the 2009 financial year
22 April	**NV**	Annual General Meeting – Reed Elsevier NV, Hotel Okura, Ferdinand Bolstraat 333, 1072 LH Amsterdam
22 April	**PLC**	Ex-dividend date – 2008 final dividend, Reed Elsevier PLC ordinary shares and ADRs
24 April	**NV**	Ex-dividend date – 2008 final dividend, Reed Elsevier NV ordinary shares and ADRs
24 April	**PLC**	Record date – 2008 final dividend, Reed Elsevier PLC ordinary shares and ADRs
28 April	**NV**	Record date – 2008 final dividend, Reed Elsevier NV ordinary shares and ADRs
22 May	**PLC** **NV**	Payment date – 2008 final dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
1 June	**PLC** **NV**	Payment date – 2008 final dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
30 July	**PLC** **NV**	Announcement of Interim Results for the six months to 30 June 2009
5 August	**PLC** **NV**	Ex-dividend date – 2009 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs
7 August	**PLC** **NV**	Record date – 2009 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs
28 August	**PLC** **NV**	Payment date – 2009 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
4 September	**PLC** **NV**	Payment date – 2009 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
12 November	**PLC** **NV**	Interim Management Statement issued in relation to the 2009 financial year

The following tables set out dividends and distributions paid (or proposed) in relation to the three financial years 2006-2008.

	per PLC ordinary share	**per NV ordinary share**	**Payment date**
Final dividend for 2008*	15.0p	€0.290	22 May 2009
Interim dividend for 2008	5.3p	€0.114	29 August 2008
Final dividend for 2007	13.6p	€0.311	16 May 2008
Special distribution	82.0p	€1.767	18 January 2008
Interim dividend for 2007	4.5p	€0.114	24 August 2007
Final dividend for 2006	11.8p	€0.304	11 May 2007
Interim dividend for 2006	4.1p	€0.102	25 August 2006

*Proposed dividend, to be submitted for approval at the respective Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV in April 2009.

	per PLC ADR	**per NV ADR**	**Payment date**
Final dividend for 2008	**	**	01 June 2009
Interim dividend for 2008	$0.38743	$0.28473	05 September 2008
Final dividend for 2007	$1.05818	$0.82080	23 May 2008
Special distribution	$6.40896	$4.38020	28 January 2008
Interim dividend for 2007	$0.35978	$0.26426	31 August 2007
Final dividend for 2006	$0.93340	$0.69590	18 May 2007
Interim dividend for 2006	$0.30897	$0.22122	01 September 2006

**Payment will be determined using the appropriate £/US$ and €/US$ exchange rate on 22 May 2009.

Principal operating locations

Reed Elsevier
1-3 Strand
London WC2N 5JR, UK
Tel: +44 (0)20 7930 7077
Fax: +44 (0)20 7166 5799

Radarweg 29
1043 NX Amsterdam
The Netherlands
Tel: +31 (0)20 485 2222
Fax: +31 (0)20 618 0325

125 Park Avenue, 23rd Floor
New York, NY 10017, USA
Tel: +1 212 309 8100
Fax: +1 212 309 8187

Elsevier Reed Finance BV
Radarweg 29
1043 NX Amsterdam
The Netherlands
Tel: +31 (0)20 485 2222
Fax: +31 (0)20 618 0325

For further information or contact details, please consult our website: www.reedelsevier.com

Elsevier
Radarweg 29
1043 NX Amsterdam
The Netherlands
www.elsevier.com

The Boulevard, Langford Lane
Kidlington, Oxford OX5 1GB, UK

360 Park Avenue South
New York
NY 10010, USA

1600 John F. Kennedy Blvd
Suite 1800, Philadelphia
PA 19103-2899, USA
www.us.elsevierhealth.com

11830 Westline Industrial Drive
St. Louis, MO 63146, USA

LexisNexis
LexisNexis US
125 Park Avenue, 23rd Floor
New York, NY 10017, USA
www.lexisnexis.com

9443 Springboro Pike
Miamisburg, OH 45342, USA

121 Chanlon Road
New Providence, NJ 07974, USA
www.martindale.com

1200 Bluegrass Parkway
Alpharetta, GA 30004, USA

LexisNexis UK
Halsbury House, 35 Chancery Lane
London WC2A 1EL, UK
www.lexisnexis.co.uk

LexisNexis France
141 rue de Javel,
75747 Paris Cedex 15
France
www.lexisnexis.fr

Reed Exhibitions
Gateway House, 28 The Quadrant
Richmond, Surrey TW9 1DN, UK
www.reedexpo.com

Reed Business Information
Reed Business Information US
360 Park Avenue South
New York
NY 10010, USA
www.reedbusiness.com

Reed Business Information UK
Quadrant House, The Quadrant
Sutton, Surrey SM2 5AS, UK
www.reedbusiness.co.uk

Reed Business Information NL
Radarweg 29
1043 NX Amsterdam
The Netherlands
www.reedbusiness.nl



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